As filed with the U.S. Securities and Exchange Commission on March 2, 2012

Registration No. 333-179332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Enerkem Inc.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	98-1016649 (I.R.S. Employer Identification Number)

1010, Sherbrooke Street West, Suite 1610
Montreal, Quebec H3A 2R7
Canada
(514) 875-0284
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

The Delaware Corporation Agency, Inc.
222 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801
(302) 429-9550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Babak Yaghmaie John T. McKenna Stephane Levy Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798 (212) 479-6000	Steeve Robitaille Gayle Noble Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, Suite 4000 Montreal, Quebec H3B 3V2 (514) 397-3000	Vincent Pagano Ryan Bekkerus Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000	Patrick Boucher Philippe Fortier McCarthy Tétrault LLP 1000 De La Gauchetière Street West Suite 2500 Montreal, Quebec H3B 0A2 (514) 397-4100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 2, 2012

PRELIMINARY PROSPECTUS

                     Shares

Common Shares

          This is an initial public offering of common shares of Enerkem Inc.

          We are offering                          common shares to be sold in this offering. Prior to this offering, there has been no public market for our common shares.

          It is currently estimated that the initial public offering price per share will be between $             and $             . We have applied to list our common shares on the NASDAQ Global Market under the symbol "NRKM" and on the Toronto Stock Exchange under the symbol "NKM."

          See "Risk Factors" on page 11 to read about factors you should consider before buying our common shares.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Enerkem	$	$

          To the extent that the underwriters sell more than                          common shares, the underwriters have the option to purchase up to an additional                          common shares from Enerkem at the initial public offering price less the underwriting discounts.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2012.

Goldman, Sachs & Co.	Credit Suisse	BMO Capital Markets

Prospectus dated                          , 2012.

Enerkem

Creating value from waste

MUNICIPAL SOLID WASTE
Enerkem's Proprietary Thermochemical Technology Platform
SYNTHESIS GAS
CO
H2
METHANOL
Ethanol
Chemical Intermediates
Transportation Fuels
Everyday Products

Enerkem

MUNICIPAL SOLID WASTE
IN THE UNITED STATES

435 MILLION METRIC TONS
OF MSW GENERATED PER YEAR

RECYCLED
OTHER
TO LANDFILL

THE POTENTIAL: **140 MILLION**
METRIC TONS OF FEEDSTOCK SUITABLE FOR ENERKEM'S TECHNOLOGY PLATFORM

Enerkem's target yield is 100 gallons of cellulosic ethanol per metric ton

Enerkem

Developing renewable biofuels and chemicals from waste with our proprietary technology

          You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the underwriters are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted.

          For investors outside the United States and Canada: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

          Our consolidated financial statements are presented in Canadian dollars. All references in this prospectus to "$," "US$," "U.S.$," "U.S. dollars," "dollars" and "USD" mean U.S. dollars and all references to "C$," "Canadian dollars," "CAD" and "CDN$" mean Canadian dollars, unless otherwise noted. All references to "$" in our consolidated financial statements mean Canadian dollars.

i

 CURRENCY TRANSLATION

          The following table presents, for each period presented, the high and low exchange rates, the exchange rates at the end of the period and the average of the exchange rates on the last day of each month during the period indicated for one Canadian dollar, expressed in U.S. dollars, based on the inverse of the noon buying rate in New York City for cable transfers in U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").

	Month Ended
	August 31, 2011	September 30, 2011	October 31, 2011	November 30, 2011	December 31, 2011	January 31, 2012
High	$1.0442	$1.0255	$1.0068	$0.9877	$0.9895	$1.0272
Low	1.0092	0.9626	0.9430	0.9536	0.9613	0.9986
End of Period	1.0222	0.9626	1.0068	0.9805	0.9835	1.0050
Average	1.0186	0.9975	0.9806	0.9758	0.9770	1.0130

	Year Ended December 31,
	2007	2008	2009	2010	2011
High	$1.0908	$1.0291	$0.9719	$1.0040	$1.0584
Low	0.8437	0.7710	0.7695	0.9280	0.9430
End of Period	1.0120	0.8170	0.9559	0.9991	0.9835
Average	0.9316	0.9381	0.8763	0.9711	1.0114

          On February 24, 2012, the inverse of the noon buying rate was C$1.00 = US$1.0012. Unless otherwise specified herein, all U.S. dollar amounts have been converted to Canadian dollar amounts based on the noon buying rate on February 24, 2012, which was US$1.00 = C$0.9988.

MARKET, INDUSTRY AND OTHER DATA

          Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

ii

PROSPECTUS SUMMARY

          This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially "Risk Factors," "Business" and our financial statements and the related notes, before deciding to buy our common shares. Unless the context otherwise requires, any reference to "Enerkem," "we," "our" and "us" in this prospectus refers to Enerkem Inc. and our subsidiaries.

 Enerkem Inc.

Overview

          We develop renewable biofuels and chemicals from waste using our proprietary thermochemical technology platform.

          We intend to take advantage of the abundant supply of municipal solid waste, or MSW, which we expect to be paid to use as feedstock, to profitably produce cellulosic ethanol, a second-generation biofuel. We believe that our waste-based biofuels provide one of the most advanced solutions to the growing world demand for renewable sources of energy, while also addressing the challenges associated with waste disposal and greenhouse gas, or GHG, emissions.

          Our proprietary technology platform converts MSW and other heterogeneous waste feedstocks, consisting of mixed textiles, plastics, fibers, wood and various other forms of waste, into a pure, chemical-grade synthesis gas, or syngas. This syngas is then converted into biofuels and chemicals through well-established catalytic reactions. We believe that our technology platform provides a key competitive advantage as compared to other thermochemical technologies because it utilizes a low-severity gasification process that significantly reduces operating and capital costs due to lower temperature, pressure and energy requirements to break down heterogeneous waste feedstock.

          We are a development stage company and we have not yet generated meaningful sales of our products. Our revenue to date has primarily consisted of licensing fees and facility testing fees. While our primary focus is the commercial production of cellulosic ethanol, we also intend to expand to multiple products beyond ethanol by taking advantage of our ability to produce a pure, chemical-grade syngas that serves as a key intermediate for the production of renewable chemicals.

          We have validated our technology over a period of 10 years using MSW from numerous municipalities, as well as a broad variety of other feedstock, such as wood and agricultural residues. Our pilot facility in Sherbrooke, Canada has been in operation since 2003 and has a throughput capacity of 4.8 metric tons per day. Throughput capacity refers to the volume of feedstock that can be processed by a facility. We have successfully increased, or scaled-up, our throughput capacity tenfold, or 10x, to 48 metric tons per day in our commercial demonstration facility in Westbury, Canada. The Westbury facility has a production capacity of 1.3 million gallons per year, or MMGPY. We believe that the Westbury facility is one of the largest thermochemical facilities to process heterogeneous waste material as feedstock. Our first standard 10MMGPY commercial facility is currently under construction in Edmonton, Canada. The Edmonton facility will entail a further 7x scale-up in throughput capacity from our Westbury facility with only an approximate 2x increase in gasification and gas conditioning equipment size. We believe this scale-up is the lowest to full commercial capacity to date by any cellulosic ethanol producer. We also believe the Edmonton facility is the first collaboration between a waste-to-biofuels company and a metropolitan center to address its waste disposal challenges.

          The U.S. Renewable Fuel Standards Program, or RFS2, mandates that 16 billion gallons per year of cellulosic biofuels, which include cellulosic ethanol, be blended in the national transportation fuel supply by 2022. While we expect to benefit from demand and regulatory incentives under RFS2 and the Canadian renewable fuels mandated market, we expect to maintain a more competitive production cost structure, before incentives, than existing ethanol producers. We believe that we can produce cellulosic ethanol in the United States at operating costs, before depreciation and amortization, of $1.50 to $1.70 per gallon in a standard commercial facility producing 10MMGPY. We estimate that we can reduce our operating costs in the United States, before depreciation and amortization, to approximately $1.05 to $1.25 per gallon by building larger 40MMGPY facilities, composed of four of our standard 10MMGPY modules. In addition, we expect to generate revenues from payments, commonly referred to as tipping fees, which we expect to receive from municipalities and waste managers for taking MSW feedstock. According to the Waste Business Journal, an industry publication, average tipping fees for landfills in the United States were $47 per metric ton in 2009. We believe that every $10.00 dollars per metric ton of tipping fees that we receive will generate revenue of approximately $0.12 per gallon. We believe these production cost economics will facilitate the deployment of our technology platform.

          We have initiated our commercial roll-out with several identified projects. Our first standard 10MMGPY commercial facility is currently under construction in Edmonton. We have secured a 25-year MSW feedstock supply agreement with the City of Edmonton for that facility. We expect to ready our Edmonton facility for methanol production in the first quarter of 2013 and ethanol production in the second half of 2013. We have secured a five-year offtake agreement with Methanex Corporation, a global leader in methanol production and marketing, for the methanol to be produced at the Edmonton facility. In addition to the Edmonton facility, we are currently developing two additional projects in Pontotoc, Mississippi and Varennes, Canada, where we also intend to build our standard 10MMGPY commercial facilities. Beyond these active projects, we have prioritized additional potential sites in the United States for development.

          In addition to facilities that we will build, own and operate, we intend to capitalize on opportunities to sell systems utilizing our proprietary technology platform to select strategic partners. To this end, we have entered into non-binding arrangements, and we are currently negotiating definitive commercial development agreements, relating to commercial project pipeline arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation, which is an affiliate of Waste Management Inc., North America's largest waste management company, and Valero Energy Corporation, one of the largest independent refiners in the world and one of the largest retailers and producers of ethanol in the United States. Under these non-binding arrangements, we intend to sell our proprietary systems to Waste Management and Valero, who, in turn, may build and own multiple additional production facilities in the United States. We expect to have an option to own up to 49.5% or 50% of these facilities. We believe that these strategic relationships will enable us to capitalize on the growing demand for our waste-based biofuel solutions and accelerate our market penetration.

          We have developed a modular, copy-exact and scalable approach for equipment production and installation that we anticipate will allow us to have our systems manufactured by third parties as pre-fabricated, replicable modules under fixed-price contracts. We have entered into various such fixed-price contracts with third-party manufacturers for components of the 10MMGPY module to be installed at our Edmonton facility. As a result of this approach, we expect to be able to more rapidly convert our pipeline into commercial facilities and reduce our capital costs by enabling the manufacturing of multiple modules simultaneously and to readily increase the size of our facilities by installing additional standard 10MMGPY modules side by side.

Our Solution

          We believe that our waste-based biofuels provide one of the most advanced solutions to the growing world demand for renewable biofuels, while also addressing the challenges associated with waste disposal and GHG emissions. Our technology platform and waste-based cellulosic biofuels provide significant benefits, including the following:

  •
  Cellulosic biofuels produced with our systems will provide a secure source of domestic, non-petroleum-based renewable fuel that will help reduce dependence on foreign oil and reduce carbon dioxide, or CO2, emissions from the petroleum fuels we displace.

  •
  The use of MSW as feedstock avoids the need for expensive homogeneous feedstock and generates transportation costs savings by taking advantage of the waste industry's existing collection, distribution and logistics infrastructure.

  •
  Biofuels produced from waste do not compete for food supply sources and have no land use or soil degradation impact.

  •
  By reducing the volume of MSW in landfills, our platform can help reduce the need for new landfills.

  •
  Our thermochemical gasification and syngas conversion processes do not rely on biologic or complex enzymatic reactions, and therefore, we believe are easier to commercially deploy and have lower scale-up requirements.

  •
  Based on independent GHG lifecycle analyses, we believe we can reduce GHG emissions by more than 60% compared to gasoline.

Our Strengths

          Our business benefits from a number of competitive strengths, including the following:

          Our proprietary technology platform enables us to convert heterogeneous waste to biofuels and chemicals.    We believe that we are the first company to produce a pure, chemical-grade syngas using heterogeneous waste in a commercial demonstration facility. Since 2003, we have tested and validated our technology with MSW from numerous municipalities, as well as a broad variety of other feedstock, at both our pilot and demonstration facilities. We believe that our technology platform significantly reduces operating and capital costs as compared with other thermochemical technologies due to lower temperature, pressure and energy requirements to break down heterogeneous waste feedstock.

          We believe we have the lowest scale-up among cellulosic ethanol producers.    The scale-up from our commercial demonstration facility in Westbury to our planned standard 10MMGPY commercial facilities represents approximately a 2x scale-up in gasification and gas conditioning equipment size and approximately a 7x scale-up in throughput capacity.

          Our business model benefits from large market opportunities and an attractive cost structure.    Our primary product focus is cellulosic ethanol, a significant market opportunity that is driven by a rapidly growing market demand for renewable biofuels, and is further bolstered by government mandates and incentives. In addition, we believe our cost structure benefits from the ability to locate our compact facilities on or near landfill sites, the abundant supply of negative cost MSW feedstock and our competitive production costs.

          We have a tangible commercial pipeline with visible growth opportunities supported by our modular manufacturing approach.    In addition to our first standard 10MMGPY commercial facility under construction in Edmonton, we have two 10MMGPY commercial facilities under development in Pontotoc and Varennes. Beyond these projects, we have prioritized, based on specific selection criteria, 68 landfills in the United States as additional potential sites for development by us or our strategic partners, representing a potential production of 2 billion gallons of ethanol per year using 200 of our standard 10MMGPY modules. We have developed a modular, copy-exact and scalable approach for equipment production and installation that we expect will enable us to cost-effectively convert this pipeline into commercial facilities.

          We have established key strategic relationships with industry-leading partners.    We have established commercial relationships with affiliates of both Waste Management and Valero. Our relationships with these strategic partners will enhance our production and distribution reach with both access to feedstock and offtake capacity. We have entered into a non-binding arrangement with an affiliate of Waste Management to sell systems using our proprietary technology platform for the potential development of up to six sites with a combined ethanol production capacity of 100-120MMGPY. With Valero, we have entered into a non-binding term sheet to sell systems using our proprietary technology platform for the development of up to six stand-alone sites with a combined ethanol production capacity of 80-250MMGPY and additional facilities to be co-located with existing Valero facilities.

          We have an experienced and hands-on management team.    Our executives and senior managers have built our business from the ground up and have extensive experience in research and development, business development, project financing, procurement and plant operations. We believe that the experience of our management team, coupled with our strong strategic relationships with industry leaders, will accelerate our project development cycle and enhance our ability to grow our business in North America and expand into international markets.

Our Strategy

          Our objective is to leverage our proprietary technology platform to be a leading provider of cellulosic biofuels while building a portfolio of renewable chemicals. Key elements of our strategy include the following:

          We plan to build, own and operate new facilities.    We intend to build, own and operate new commercial facilities in addition to the 10MMGPY commercial facility we have under construction in Edmonton, and the additional projects we are actively developing. We have selected several additional landfills in the United States for potential development using key identification criteria that are focused on the most attractive economics and speed to market. Our site selection process is designed to prioritize landfill sites that offer (1) sufficient long-term volumes of sorted MSW feedstock, (2) rapid permitting cycles, (3) limited remaining landfill capacity, (4) high tipping fees, and (5) proximity to blenders and refiners.

          We intend to pursue development opportunities with select industry-leading companies.    In order to accelerate our market penetration, we have pursued strategic relationships with affiliates of industry-leading companies, such as Waste Management and Valero, who may build and own additional facilities utilizing our proprietary technology platform. We intend to pursue and establish additional strategic relationships on a selective basis with other industry-leading companies to capitalize on the expertise and core competencies that they can provide in order to increase our market penetration.

          We will continue to focus on reducing our costs.    We intend to continue to take advantage of our technical expertise to enhance our proprietary technology platform in order to maximize our process efficiency and reduce our production costs. As we expand the capacities of selected facilities beyond a single, standard 10MMGPY module through the addition of more modules, we expect to achieve economies of scale through shared utilities and equipment infrastructure as well as improved manufacturing efficiencies.

          We intend to expand internationally.    We have engaged in initial project and feedstock identification activities in order to expand internationally over time to markets that provide us with the greatest opportunities. We are in the early stages of discussions with a number of select potential partners in both the waste management and the fuels industries in Europe and Asia. We initially intend to penetrate international markets by selling our proprietary systems to partners with strong local and regional relationships.

          We plan to continue to innovate and develop new products.    The chemical-grade syngas we currently produce is a key intermediate product which can act as a building block for various renewable chemicals. We are currently focusing our product development efforts on producing certain renewable chemicals which can be used to make a variety of consumer products.

Risks Related to Our Business

          Investing in our common shares involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common shares. There are several risks related to our business that are described under "Risk Factors" elsewhere in this prospectus. Among these important risks are the following:

  •
  we are a development and growth stage company and we have not yet generated meaningful sales of renewable biofuels or chemicals or systems utilizing our proprietary technology platform;

  •
  we have only produced ethanol at our pilot facility in limited quantities and the conversion of methanol into ethanol in commercial volumes may prove to be more challenging than we anticipate;

  •
  we have not yet completed the manufacturing of our first prefabricated module or system utilizing our proprietary thermochemical technology platform;

  •
  we have no experience producing renewable biofuels and chemicals at the scale needed for the development of our business or in building commercial scale facilities necessary for such production;

  •
  we may incur substantial construction delays and the actual cost of constructing, operating and maintaining facilities may be significantly higher than we anticipate;

  •
  we may fail to obtain adequate supplies of feedstock, including MSW, or secure tipping fees;

  •
  many of the arrangements regarding our planned facilities remain under negotiation and may take longer than expected to finalize or may not be finalized at all;

  •
  we may fail to satisfy certain technical, commercial and production requirements, including product specifications, for our renewable biofuels and chemicals; and

  •
  changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect on our business and results of operations.

Recent Developments

Forward Share Split

          In February 2012, we amended our articles of incorporation in order to effect an 8-for-1 forward split on all of our common shares and preferred shares.

Lighthouse Capital Partners

          In February 2012, we drew down the remaining $12.0 million of the $15.0 million debt facility with Lighthouse Capital Partners VI, L.P. In connection with the draw down, the warrant previously issued to Lighthouse Capital Partners VI, L.P. became exercisable for 93,184 Series 1 Class B preferred shares which, following the offering, will be exercisable for             of our common shares.

U.S. Department of Agriculture Loan Guarantee

          In January 2012, we entered into a conditional commitment letter with the USDA providing for an $80.0 million loan guarantee. The conditional commitment letter provides for a guarantee for 80% of loans related to our Pontotoc facility. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Our Commercial Deployment Plan — Pontotoc, Mississippi."

Corporate Information

          We were incorporated under the Canada Business Corporations Act, or CBCA, on December 24, 2007 under the name Enerkem Inc. as part of an internal corporate reorganization completed on December 31, 2007, through which we became the successor to the operations of the biofuels division initiated by Enerkem Technologies Inc. Enerkem Technologies Inc. was incorporated under the Companies Act (Quebec) on December 8, 1997 and was involved in the development and commercialization of renewable energy technologies. Following the 2007 corporate reorganization, Enerkem Technologies Inc. changed its name to Afina Energy Inc. For more information, see "Business — Corporate Structure and Head and Registered Office."

          Our principal executive office and registered office is at 1130, Sherbrooke Street West, Suite 1400, Montreal (Quebec) H3A 2M8, Canada. Our telephone number is (514) 875-0284 and our facsimile number is (514) 875-0835. We also maintain a web site at www.enerkem.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this prospectus.

          Enerkem, the Enerkem logo and other trademarks or service marks of Enerkem appearing in this prospectus are the property of Enerkem. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

          This prospectus contains references to metric tons, short tons, gallons and liters. The following are the conversion rates for these four units of measure.

  1 metric ton = 1.10231 short tons

  1 gallon = 3.78541 liters

The Offering

Common shares offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full)
Common shares to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full) assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering for the construction and development of our planned facilities, as well as research and development activities, working capital requirements and other general corporate purposes. See "Use of Proceeds" for more information.
Proposed NASDAQ Global Market symbol	"NRKM"
Proposed Toronto Stock Exchange symbol	"NKM"

          The number of common shares to be outstanding after this offering is based on                  of our common shares outstanding as of December 31, 2011 after giving effect to the automatic conversion of all of our outstanding preferred shares into                  Class A common shares, the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares and the redesignation of our Class A common shares as common shares immediately prior to the closing of this offering, and excludes:

  •
  1,185,488 common shares issuable upon the exercise of options outstanding as of December 31, 2011 pursuant to our stock option plan, at a weighted-average exercise price of C$0.71 per share;

  •
  4,479,080 common shares available for future issuance under our equity incentive plan, which will become effective as of the date that the registration statement, of which this prospectus forms a part, is declared effective (of which options to purchase 802,112 common shares will be granted to our directors, executive officers and non-executive employees, on the date that the registration statement, of which this prospectus forms a part, is declared effective);

  •
  283,680 common shares issuable upon the exercise of the performance warrants outstanding as of December 31, 2011, at a weighted average exercise price of C$5.75 per share;

  •
  common shares issuable upon the exercise of warrants outstanding as of December 31, 2011 at a weighted-average exercise price of C$         per common share (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus); and

  •
  common shares (assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to be issued in connection with the acquisition of Afina Energy Inc., which we expect to occur immediately following the closing of this offering. For a description of this transaction, see "Certain Relationships and Related Person Transactions."

          Except as otherwise noted, all information in this prospectus:

  •
  gives effect to an 8-for-1 forward split of all of our common shares and preferred shares, which took place in February 2012;

  •
  gives effect to the exercise of a warrant to purchase 14,344 Class C common shares at an exercise price equal to approximately C$4.38 per share immediately prior to the closing of this offering;

  •
  gives effect to the automatic conversion of all our outstanding Class A preferred shares into 12,347,264 of our Class A common shares and the conversion of all our outstanding Class B and Class C common shares into 139,768 Class A common shares, in each case on a 1-for-1 basis, immediately prior to the closing of this offering;

  •
  gives effect to the automatic conversion of all our outstanding Series 1 Class B preferred shares into              of our Class A common shares (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), immediately prior to the closing of this offering; see the section titled "Capitalization — Conversion of Our Series 1 Class B Preferred Shares" for conversion ratio adjustments to our Series 1 Class B preferred shares applicable in connection with the closing of this offering;

  •
  gives effect to the redesignation of our Class A common shares as common shares immediately prior to the closing of this offering;

  •
  assumes the amendment of our articles of incorporation and the amendment and restatement of our by-laws in connection with the closing of this offering; and

  •
  assumes no exercise by the underwriters of their option to purchase additional common shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

          The following table is a summary of our historical consolidated financial data for the periods, and as of the dates, indicated. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

          We derived the consolidated statements of comprehensive operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated statement of financial position data as of December 31, 2011 from our audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full year.

          You should read this summary consolidated financial data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	2009		2010		2011
	(In thousands, except share and per share data)
Consolidated Statements of Comprehensive Operations Data:
Revenue	C$	691	C$	443	C$	—
Other income		5,030		2,358		3,322

Total		5,721		2,801		3,322
Expenses:
Operating and administrative		6,112		11,519		23,225
Research and development		2,950		2,614		4,323
Finance costs		482		763		2,399
Finance income		(85)		(224)		(451)

Net loss	C$	(3,738)	C$	(11,871)	C$	(26,174)

Net loss per share, basic and diluted	C$	(2.72)	C$	(5.18)	C$	(10.90)

Weighted average common shares outstanding, basic and diluted		1,374,328		2,290,144		2,400,477

Pro forma net loss per share, basic and diluted(1) (unaudited)					C$	(1.41)

Pro forma weighted-average common shares used to compute pro forma net loss per share, basic and diluted(1) (unaudited)						17,783,263

(1)
See the section titled "Selected Consolidated Financial Data" for a discussion of the pro forma weighted-average common shares and pro forma net loss used to compute pro forma net loss per share.

	As of December 31, 2011
	Actual		Pro Forma(1) (Unaudited)		Pro Forma As Adjusted(1)(2)(3) (Unaudited)
	(In thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	C$	54,687	C$	54,750
Property, plant and equipment, net		58,423		58,423
Working capital(4)		39,236		39,299
Total assets		131,232		131,294
Long-term debt (including current portion)		3,357		3,357
Deferred credits		10,106		10,106
Convertible preferred shares		136,301		—
Total shareholders' (deficit) equity		(47,554)		88,810

(1)
The pro forma statement of financial position data gives effect to the automatic conversion of all of our outstanding preferred shares into              Class A common shares (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) and the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares, in each case on a 1-for-1 basis, and the redesignation of our Class A common shares as common shares immediately prior to the closing of this offering. See the section titled "Capitalization — Conversion of Our Series 1 Class B Preferred Shares" for conversion ratio adjustments to our Series 1 Class B preferred shares applicable in connection with the closing of this offering.

(2)
The pro forma as adjusted gives effect to the sale by us of                  common shares in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total shareholders' equity by approximately $          million (or approximately C$              million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of common shares offered by us would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total shareholders' equity by approximately $          million (or approximately C$              million), assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts. The pro forma and pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)
Working capital equals current assets less current liabilities. Current liabilities includes a C$15.2 million liability payable only upon a change of control of the company. See note 13 "Enerkem Alberta Biofuels LP" of the consolidated financial statements for further information.

RISK FACTORS

          Investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our common shares. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common shares could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We are a development stage company and have not generated meaningful sales of renewable biofuels or chemicals or our proprietary technology platform and systems, and our business will not succeed if we are unable to successfully build commercial-scale production facilities or commercialize our products.

          We are a development stage company with a limited operating history. We have not yet completed the construction of any of our planned standard 10MMGPY commercial facilities or sold our proprietary technology platform and systems to third parties for the purposes of building and operating facilities using our technology. As a result, we have not generated meaningful sales of our products. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Certain factors that could, alone or in combination, affect our ability to successfully commercialize our renewable biofuels and chemicals, as well as our proprietary systems, include:

  •
  our ability to achieve production of our products at our targeted scale on a cost-effective basis and in the time frame we anticipate;

  •
  technical challenges developing our commercial production processes or systems that we are unable to overcome;

  •
  reliance on third-party manufacturers for fabricating and assembling significant parts of our production processes, equipment, systems and facilities;

  •
  our ability to finance commercial scale facilities, including through private or public debt and/or equity financing, project financing and/or federal, provincial, state and local government incentives;

  •
  our ability to secure access to sufficient municipal solid waste, or MSW, or other feedstock, on favorable terms, including our ability to collect tipping fees payable to us for taking MSW as feedstock;

  •
  our ability to meet our potential customers' requirements or specifications;

  •
  our ability to secure and maintain all necessary regulatory approvals and to comply with applicable laws and regulations for the construction and operation of our facilities and the production, distribution and sale of the renewable biofuels and chemicals that we intend to produce at these facilities;

  •
  our ability to establish new relationships, or maintain and expand our existing relationships, with strategic partners, including strategic partners that will build new production facilities utilizing our proprietary systems and technology platform;

  •
  our ability to secure offtake agreements and to develop and maintain other cost-effective distribution channels, either directly or with our strategic partners; and

  •
  actions of direct and indirect competitors that may seek to enter the renewable biofuels and chemicals markets in competition with us or that may seek to compete with us for access to feedstock, particularly MSW.

We have a history of substantial net losses and negative cash flows from operations, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our renewable biofuels and chemical products and systems utilizing our proprietary technology platform, and we may never reach profitability.

          We have incurred substantial net losses since our inception, including net losses of C$3.7 million, C$11.9 million and C$26.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. Similarly, we have incurred substantial negative cash flows from operations since our inception, including negative cash flows from operations of C$0.1 million, C$9.7 million and C$22.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. We expect these losses and negative cash flows from operations to continue. As of December 31, 2011, we had an accumulated deficit of C$51.7 million. We expect to incur significant additional costs and expenses related to the continued development and expansion of our business, including engineering, design and project management work related to the construction of our planned commercial production facilities, research and development expenses, and continued testing and development at our pilot and demonstration facilities. As a result, our annual operating losses will likely continue to increase in the short term. We have not yet completed construction of any of our standard 10MMGPY production facilities, nor commercialized or generated meaningful sales of our renewable biofuels and chemicals or our proprietary systems. We may not achieve or sustain profitability on a quarterly or annual basis.

We have not produced ethanol at a scale needed for the development of our business or built the facilities needed for such production. Furthermore, the conversion of methanol into ethanol in large commercial volumes may prove to be more challenging than we anticipate and may not initially be possible in a cost-effective manner.

          Our primary focus is the commercial production of cellulosic ethanol. To date, we have only produced limited quantities of ethanol from methanol in our pilot facility. We have not built any commercial scale facilities for the production of ethanol and have not yet produced ethanol at a commercial scale. Our ethanol production process incorporates a variety of industrially-used reactions and sub-processes that have not previously been deployed commercially into an integrated production sequence. Producing ethanol from methanol in commercial volumes may prove to be more challenging than we anticipate. Moreover, we may encounter unexpected process, system or facilities requirements that may impede or delay our ability to produce ethanol, as planned. As a result, we may be unable to produce commercial volumes of ethanol from methanol in sufficient quantities, or produce such large volumes in an economically viable and timely manner.

The renewable biofuels and chemicals we plan to produce will be subject to the satisfaction of certain technical, commercial and production requirements, including product specifications. If we fail to meet these requirements, we may not be able to develop economically viable products, which will adversely affect our commercialization efforts.

          Our offtake agreements for the sale and purchase of the renewable biofuels and chemicals to be produced at our facilities will be subject to the satisfaction of certain technical, commercial and production requirements, such as ASTM International, Canadian General Standards Board or other standards, as well as various specifications typically required by offtakers. For example, our agreement with GreenField Ethanol requires that we satisfy certain ethanol volume and technical quality requirements. In addition, these agreements contain other important conditions that must be satisfied before any such purchases are made. We have not yet ensured, and the parties to our offtake agreements have not yet confirmed, that any of our products, including the ethanol and methanol that we anticipate producing, will satisfy applicable standards. We may not be successful in satisfying these product specifications in a cost-effective manner, or at all. If we do not satisfy these contractual requirements and if we subsequently are unable to renegotiate such terms, our counterparties may terminate the agreements and our commercialization plan could be delayed or harmed.

We have no experience producing renewable biofuels and chemicals at the scale needed for the development of our business or in building commercial scale facilities necessary for such production, and we will not succeed if we cannot effectively scale our proprietary technology platform and systems.

          We must demonstrate our ability to apply our proprietary technology platform on a commercial scale to convert MSW and other feedstock into renewable biofuels and chemicals on an economically viable basis. Such production will require that our systems be scaled-up from our commercial demonstration facility in Westbury to full-scale commercial production facilities. We have not yet completed construction of, or operated, our first standard 10MMGPY commercial facility, and our technology platform and systems may not perform as expected when applied at the scale at which we plan to operate. We also may encounter operational challenges for which we are unable to devise a solution. In particular, we believe our commercial facility under construction in Edmonton to be a first-of-kind project and may not be completed on the schedule that we intend, or at all. If and when completed, our first commercial facility in Edmonton may not process MSW and other feedstock at desired or sufficient levels or produce our renewable biofuels and chemicals at acceptable volumes or yields. As a result, if one or more of these risks materialize, we may be unable to profitably sell our renewable biofuels and chemicals in a timely manner, or at all.

We may not be able to implement our commercial deployment plans without substantial delays and the actual cost of constructing, operating and maintaining the facilities necessary to produce our renewable biofuels and chemicals in commercial volumes may be significantly higher than we plan or anticipate.

          The production of large commercial volumes of renewable biofuels and chemicals will require the construction of multiple commercial facilities. The construction of these new facilities will require the expenditure of significant amounts of capital, which may exceed our estimates, and dedication of management and other resources. We may be unable to complete these facilities at the planned costs, on schedule, or at all. The construction, operation and maintenance of new facilities may be impacted by:

  •
  our ability to secure services or products from contractors, engineering and construction firms and equipment suppliers on a timely basis or on acceptable terms, if at all;

  •
  the inaccuracy of our assumptions with respect to the cost of and schedule for completing construction;

  •
  difficulty, delays or inability to obtain financing for a project on acceptable terms;

  •
  delays in deliveries of, or increases in the costs of, equipment and materials;

  •
  the unavailability of sufficient quantities of MSW or other production feedstock for a particular facility on favorable terms;

  •
  operational hazards, such as computer systems and equipment failures, explosions, abnormal pressures, spills, blowouts, pipeline ruptures, or transportation accidents or delays;

  •
  labor shortages, delays, costs, disputes and work stoppages;

  •
  unforeseen engineering and environmental problems; and

  •
  weather interferences, inflation, catastrophic events including fires, explosions, earthquakes, acts of terrorism or other factors that are beyond our control.

          In addition, the construction and operation of our facilities will be subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. Each significant discretionary permit issued by a regulatory agency to authorize various aspects of the construction and/or operation of a facility will be subject to an administrative and judicial review period during which interested persons may file written and/or submit oral objections to the permit. In some cases, the regulatory agency or reviewing court may stay the effectiveness of the underlying permit while these objections, if any, are addressed, which may contribute to a delay in the construction schedule for a facility or the timeframe required to start producing commercial quantities of biofuels or chemicals.

If our planned facilities are not completed on time or if we are not able to obtain the planned volume of feedstock, we run a risk of being in default under our feedstock or offtake agreements, which could expose us to various damages, as well as termination.

          Our current feedstock agreement with the City of Edmonton requires that our facility in Edmonton guarantee the acceptance of prescribed minimum volumes of MSW as feedstock and, as such, the facility must maintain the appropriate capacity for storage and processing of such feedstock. Other feedstock agreements currently under negotiation for future facilities may also contain similar obligations. Moreover, such agreements may contain certain milestone requirements for the commencement of the production of biofuels or chemicals on a commercial scale. If our facilities are not completed on time or if our facilities are not capable of accepting the minimum volume of supplied feedstock, we may be exposed to damages under our feedstock or offtake agreements, which may include termination of such agreements.

We have not yet completed the manufacturing of our first standard 10MMGPY prefabricated module and design defects may occur in our equipment and/or modules, which may adversely affect our business and financial results.

          Our technology platform and processes have been engineered as a standardized modular design that can be implemented in various locations as new commercial facilities. However, we have not yet completed the manufacturing of our first standard 10MMGPY prefabricated module at our Edmonton facility. Accordingly, systems utilizing our technology platform may not perform as intended, particularly when implemented on a commercial scale. If defects are discovered in the design of our core equipment, such as our gasifier or our syngas cleaning, conditioning and conversion equipment, or in the design of our modules, we may incur expensive re-engineering, change and retrofit costs. Moreover, we may not be able to correct such defects in a timely manner, or at all. Correcting design defects could require significant capital investment or may increase our expenses and lower our revenues due to lower production volumes and/or contract cancellations. Such defects and any ensuing delays could also result in a potential breach of our contractual delivery and performance obligations. In addition to any costs we may incur in connection with performance warranties in connection with the sale of systems utilizing our technology platform, contract performance or required remedial action, such design flaws may result in lawsuits by customers or strategic partners. Such defects may also have a significant adverse effect on our reputation and could limit our ability to secure new relationships. Our insurance may not be sufficient to cover claims that are successfully asserted against us or our contract suppliers and manufacturers. Any difficulties encountered in our production process as a result of design defects could adversely affect our ability to produce our renewable biofuels and chemicals, secure additional financing or capital which we may require in the future, sell systems utilizing our proprietary technology platform or build new facilities, which may adversely affect our business and financial results.

We will rely on long term relationships with a limited number of manufacturers, suppliers and customers which may expose us to heightened financial and operational risk.

          We currently rely on a limited number of manufacturers, suppliers and customers. For example, we rely on a single assembly manufacturer for our standard 10MMGPY prefabricated module that we will use at our Edmonton facility and may rely on the same manufacturer for other planned facilities. In addition, we rely on a limited number of suppliers to provide fuel, equipment, water, energy and other services and production inputs required to operate a facility. For example, our process requires a large volume of water for cooling and we have proposed to use wastewater from the City of Pontotoc's publicly-owned treatment works as the primary source of cooling water at our Pontotoc facility. Moreover, we may rely on a single customer or a small group of customers to purchase all or a significant portion of a facility's production of biofuels and chemicals. In most cases, we will seek to establish long-term relationships with such manufacturers, suppliers and customers in order to mitigate any interruption in:

  •
  the manufacturing of our pre-fabricated modules;

  •
  the supply of key production inputs; or

  •
  offtake of our renewable biofuels and chemicals.

          Our financial and operational performance will depend on such manufacturers, customers and suppliers continuing to perform their obligations under the agreements we have with them. Our business may be materially and adversely affected if any of our manufacturers, customers or suppliers fail to fulfill their contractual obligations and we are unable to secure other manufacturers, customers or suppliers on terms that are favorable to us.

Our projects and development agreements for future facilities may expose us to liability for failure to meet performance guarantees.

          Our failure to complete the construction of one of our facilities or to deliver our standard prefabricated modules to our strategic partners within a prescribed timeframe and in conformity to specifications may expose us to penalties and/or liabilities under the terms of our arrangements. Our reliance on third parties as suppliers, subcontractors and manufacturers for our equipment and standard prefabricated modules and other portions of our projects exposes us to potential delays that may be beyond our control. Should any of our suppliers, subcontractors and manufacturers fail to deliver supplies or equipment or fail to perform services according to contractual terms, we may be unable to meet our delivery requirements. Moreover, if we experience a deterioration in the quality of the supplies, equipment or services, our ability to complete a project or meet the stringent performance standards that apply to our systems may subject us to penalties and/or liabilities under the terms of our arrangements with strategic and other commercial partners.

Our, or any of our partners', inability to obtain an adequate supply of MSW may adversely affect our business and financial results.

          Our facilities, and our partners' facilities that will have systems utilizing our proprietary technology platform, will depend on a consistent supply of feedstock, including MSW. We generally expect, and our partners may expect, to be paid tipping fees for taking MSW as feedstock. However, at some locations, the availability of MSW, as well as tipping fees, may be subject to competition from a number of sources such as energy-from-waste facilities, landfills and transfer stations. In addition, we and our partners may need to obtain MSW on a competitive basis upon expiration of long-term feedstock supply contracts. There has been consolidation, and there may be further consolidation, in the solid waste industry. Such consolidation would reduce the number of solid waste collectors or haulers that are competing for disposal facilities and enable such collectors or haulers to use their purchasing power to negotiate favorable, below-market disposal rates. Moreover, consolidation in the solid waste industry has resulted in companies with a broad range of integrated collection, sorting and transportation services, as well as disposal facilities. The breadth of services offered by these companies creates certain competitive advantages and economies of scale for such competitors, as well as the ability to use disposal capacity at facilities owned by such companies or their affiliates. These activities can reduce the availability of MSW feedstock to us, or our partners, and reduce the revenue we, or our partners, may generate from tipping fees.

We, or our partners, may be unable to secure access to desirable locations for production facilities near abundant sources of MSW and adequate infrastructure, which may affect our, or our partners', ability to produce renewable biofuels and chemicals cost-effectively and to sell our systems using our technology platform.

          Our business model and the successful commercialization of our renewable biofuels and chemicals will depend on our, or our partners', ability to locate commercial production facilities in or near landfills or other waste depositories which meet our criteria. We, or our partners, may be unable to secure access to such locations on acceptable terms, or at all, due to, among other things:

  •
  pre-existing agreements between municipalities and landfill operators that may prevent municipalities from diverting MSW to our or our partners' facilities;

  •
  the failure to obtain necessary permits and other regulatory issues, including license revocation and changes in legal requirements;

  •
  our relationship with Waste Management, which may affect our ability to effectively develop relationships with other landfill operators who compete with Waste Management; and

  •
  competition from solid waste companies, landfill operators or other waste-to-energy companies, such as incinerators.

          If we, or our partners, are unable to locate facilities at sites that allow economical production and transport of our products, our ability to sell systems using our proprietary technology platform to produce renewable biofuels and chemicals cost-effectively may be adversely affected.

Our plan to rely on third parties to manufacture our modules may not generate the cost advantages that we anticipate and may adversely affect our ability to deliver our modules at fixed prices.

          We rely on third parties to manufacture various components of our modules. While arrangements with third parties to manufacture our standard prefabricated modules may generate cost savings, they also reduce our direct control over manufacturing of our replicable modules. This diminished control may adversely affect our ability to deliver our standard prefabricated modules to our partners as anticipated. To the extent that we are forced to incur unanticipated costs in order to meet our obligations to our customers, fixed price agreements for the delivery of our standard modules may not enable us to recover these increased costs. This would adversely affect our results of operations.

Our dependence on suppliers of feedstock that meet specific requirements exposes our business to risk.

          A critical component of our business is access to feedstock, including MSW, that meets specific requirements and that is available in sufficient quantities. In addition, we generally will only have a limited number of suppliers of MSW feedstock for any one of our facilities. In the event that one of our feedstock suppliers fails to supply sufficient volumes of feedstock to one of our facilities, or if the feedstock that is supplied does not satisfy our specifications, we may be forced to identify other sources of feedstock. We may not be able to procure alternative feedstock supplies in a timely manner, on terms that are favorable to us, or at all. Any interruption in the supply of our feedstock could:

  •
  adversely affect our ability to produce our renewable biofuels and chemicals on a cost-efficient basis;

  •
  harm our relationships with our strategic partners, collaborators or customers; and

  •
  adversely affect our revenues and operating results.

Our strategic partners, Waste Management and Valero, may have significant influence over our management and affairs and the commercialization of our products and technology.

          We have entered into non-binding commercial arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation and Valero, which contemplate the development and construction of commercial-scale facilities utilizing our technology platform. Furthermore, Waste Management and Valero, through affiliates, have made significant equity investments in our company. Moreover, Waste Management, through an affiliate, has invested C$7.5 million in our Edmonton facility and Valero will be given the right to invest at least 33% in one of our projects to be developed in the United States. As a result, Waste Management and Valero may have significant influence over our business.

          We have entered into a supply rights agreement with an affiliate of Waste Management pursuant to which it has a right of first offer to supply MSW at market rates to certain of our projects under various circumstances. We are currently in negotiations with an affiliate of Waste Management with respect to a commercial development agreement where, among other things, such right of first offer may be replaced with a right of first refusal. In addition, the non-binding term sheet we have entered into with Valero contains the general terms of an ethanol offtake arrangement under which Valero would be granted a right of first refusal to purchase ethanol from certain of our plants to be located in various parts of the United States and a right of first offer to purchase ethanol produced at our facilities located in any other U.S. location. Moreover, in the situation where Valero is an investor in one of our development projects, it will market all ethanol produced by the project.

          The success of these commercial development projects will affect our reputation and ability to establish similar relationships in the future with other strategic partners. Our relationship with Waste Management and Valero, however, may inhibit other potential strategic partners or potential customers from entering into negotiations with us about future business opportunities. Further, these arrangements are complex and cover a range of future activities, and disputes may arise between us and Waste Management or Valero that could delay the projects on which we are collaborating.

The price of cellulosic biofuel RINs or cellulosic waiver credits are subject to fluctuations that can affect our revenues.

          Under the U.S. Renewable Fuel Standards Program, or RFS2, obligated parties can obtain Renewable Identification Numbers, or RINs, by buying renewable fuel from producers or by buying a separated RIN which becomes tradable when biofuels are physically blended with gasoline or diesel to create a blended product. These separated RINs may be traded to other parties or may be banked, under certain conditions, to satisfy future RFS2 requirements. The trading prices of RINs may fluctuate due to certain factors, including:

  •
  the transportation costs associated with renewable fuels;

  •
  the mandated level of renewable fuel use for a specific year;

  •
  the possibility and price of cellulosic waiver credits; and

  •
  the expected supply of renewable fuel products.

          Fluctuations in the price of RINs could adversely affect our business and revenues.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect on our business and results of operations.

          The market for renewable fuels is heavily influenced by foreign, federal, provincial, state and local government regulations and policies. For example, RFS2 currently calls for 15.2 billion gallons of liquid transportation fuels sold in 2012 to come from renewable fuels, a mandate that grows to 36 billion gallons by 2022. Of this amount, 16 billion gallons of renewable fuels used annually by 2022 must be cellulosic biofuel. Similarly, in Canada, a renewable fuel content of 5% in gasoline and 2% in diesel fuel and heating oil is required under the Renewable Fuels Regulations adopted under the Canadian Environmental Protection Act, or CEPA. If current or anticipated government renewable biofuels mandates or incentives are reduced significantly or eliminated, demand for our renewable biofuels may decline. Such a decline could adversely affect our future results of operations. Our ability to successfully commercialize our biofuels and to effectively compete without the benefit of government mandates or incentives will depend on our ability to produce our products in a manner that is cost-competitive with other fuels. We may not succeed in producing our products cost-effectively.

          In the United States, Canada and in a number of other countries, regulations and policies like RFS2 and the Renewable Fuels Regulations have been modified in the past and may be modified again in the future. Moreover, such regulations may simply be repealed. In the United States, multiple lawsuits are pending in federal courts, challenging various aspects of the EPA's implementation of RFS2.

          In addition, the Administrator of the EPA, in consultation with the Secretary of Energy and the Secretary of Agriculture, may waive certain renewable fuels standards, on his or her own motion or in response to a petition requesting such waiver, to avert economic harm or in response to inadequate supply. The Administrator of the EPA is also required to reduce the mandate for cellulosic biofuel use if projected supply for a given year falls below a minimum threshold for that year. Any reduction in, or waiver of, mandated requirements for fuel alternatives and additives to gasoline may cause demand for renewable biofuels to decline and deter investment in the commercialization of renewable fuels. The Administrator could also revise qualification standards for renewable fuels in ways that increase our expenses by limiting or modifying the eligibility of our feedstock, imposing extensive tracking and sourcing requirements, or prevent our process from qualifying as a renewable fuel under RFS2.

          In Canada, pursuant to the CEPA, a comprehensive review of the environmental and economic aspects of biofuel production in Canada is undertaken every two years by a governmental committee, which issues a report and recommendations to Parliament in respect of biofuel production in Canada. A change in regulations and policy may result from such recommendations.

          In addition, the U.S. Congress has passed legislation that provides tax credits for, among other things, the production of certain renewable fuel products. However, this or any other favorable tax treatment or statutory incentive may not remain in place. Any reduction in or phasing out or elimination of existing tax credits, subsidies and other incentives in the United States, Canada and foreign markets for renewable fuels, or any inability by us or our prospective customers to access such credits, subsidies and other incentives, may adversely affect demand for, decrease our revenues, or increase the overall cost of our renewable biofuels and chemicals, which would adversely affect our business. In addition, market uncertainty regarding future policies may also affect our ability to develop new renewable biofuels and chemicals and to sell products to our potential customers. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

Infrastructure constraints pose uncertain market barriers for ethanol.

          In order to be sold in the United States as a transportation fuel, ethanol must be blended with gasoline. Current U.S. Environmental Protection Agency, or EPA, regulations limit the amount of ethanol that may be blended into gasoline. Under current regulations, gasoline may be blended with up to 10 percent ethanol, or E10. In October 2010 and in January 2011, the EPA granted two partial waivers that, taken together, allow but do not require the introduction into commerce of gasoline that contains greater than 10 volume percent ethanol and up to 15 volume percent ethanol, or E15, for use in model year 2001 and newer light-duty motor vehicles, subject to certain conditions. Under these new regulations, once registered with EPA, E15 will become legal for distribution or sale as a transportation fuel, but only for use in model year 2001 or newer cars, light-duty trucks, and medium-duty passenger vehicles, as well as flex-fueled vehicles. Motorcycles, heavy-duty vehicles, off-road vehicles, off-road equipment, and vehicles from model year 2000 or older may not use blends higher than 10 percent ethanol, or E10. Ethanol may also be sold as an 85 percent blend, or E85, but only for use in flex-fuel vehicles. At this time, there is no widespread production or purchase of E85 or flex-fuel vehicles in the United States or Canada. Because ethanol can only be sold as E85 or in blends up to E15, there is a risk that the mandated levels of renewable fuels will result in ethanol production in excess of the market's capacity to absorb it. This so-called blend wall imposes a market barrier for ethanol to be integrated into the existing transportation fuel infrastructure that is designed for gasoline. It is uncertain if or when this blend wall will be hit, what the impacts of this barrier may be on near- and long-term ethanol demand, supply and pricings and therefore, on the demand for volumes beyond such blend wall.

We may need substantial additional capital in the future in order to expand our business.

          We may require substantial additional capital to grow our business, particularly as we continue to design, engineer and construct our commercial facilities and pursue our research and development initiatives. Future financings that involve the issuance of equity securities would cause our existing shareholders to suffer dilution. In addition, debt financing sources may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business. We may be unable to raise sufficient additional funds on acceptable terms, or at all.

          In addition, we are reliant on various sources of governmental financial support to partially fund our current projects, and are subject to the potential risk of adverse policy changes towards the public funding of innovative alternative fuels technologies that could result in termination of programs under which we currently receive such funding. Although multi-year funding agreements may be planned and awarded, funds are generally appropriated on a fiscal year basis even though a program or a contract may continue for several years. Consequently, programs or contracts are often partially funded at the outset and additional funds may become committed only as appropriations are reauthorized in the annual budgeting process. Therefore, even if we may be awarded a multi-year contract, the contract may not be fully funded. In addition, such government funding is generally subject to termination in the event that we fail to satisfy our obligations under the funding agreement and associated complex U.S. and Canadian laws and regulations. For example, our government funding arrangements are often subject to us obtaining additional funding for the funded project from non-governmental sources. Also, we may be required to provide a significant contingency or performance bond for the construction of a funded project. Failure to secure such additional funding may result in the termination of the funding arrangement. We intend to continue to satisfy these obligations but we may not be able to continue to do so in the future.

          If we are unable to raise sufficient funds or to maintain existing or obtain new governmental financial support, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to:

  •
  delay the construction of commercial facilities;

  •
  delay, scale back or terminate research and development programs or the commercialization of our products; or

  •
  curtail or cease operations or obtain funds through strategic and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us.

Many of the arrangements with our strategic partners regarding our planned facilities remain under negotiation and are not subject to binding agreements and may take longer than expected to finalize or may not be finalized at all, which may adversely affect our business.

          Many arrangements related to our current facilities and future facilities in development, including development agreements, feedstock supply agreements and offtake agreements, remain in the planning phases and are not yet subject to binding agreements. For example, we have not yet entered into binding agreements with Waste Management or Valero for the development and construction of commercial facilities with systems utilizing our proprietary technology platform. Entering into definitive agreements related to the matters currently being negotiated may:

  •
  take longer than expected;

  •
  result in substantially different terms than those that are currently reflected in our non-binding letters of intent or memorandums of understanding; or

  •
  may not materialize into binding agreements at all.

          If we experience any such delays, or fail to identify viable alternatives in the event that we are unable to finalize our pending arrangements, it may adversely affect our business.

If we fail to maintain and successfully manage our existing, or enter into new, strategic partnerships, we may not be able to effectively develop and commercialize our products and achieve or sustain profitability, which may adversely affect our business.

          Our ability to enter into, maintain and manage strategic partnerships in our markets is fundamental to our success. We are discussing commercial development arrangements with various strategic partners, including both Waste Management and Valero, in order to accelerate the commercial deployment and market penetration of facilities utilizing our technology platform and our renewable biofuels and chemicals and the growth of our business. We intend to enter into other similar strategic partnerships. However, we may not be successful in entering into such arrangements on favorable terms, or at all, which could delay or hinder our ability to develop and commercialize our renewable biofuels and chemicals or our technology platform and could increase our cost of development and commercialization.

          Furthermore, we have limited or no control over the amount or timing of resources that a partner is able or willing to allocate to the development and construction of facilities or the manufacture, marketing or sale of products that are contemplated by our arrangements. In addition to being indirectly exposed to certain risks faced by our partners, which are similar to those that we face as we build, own and operate our own facilities, entering into such arrangements will expose us to additional risks, including:

  •
  the potential requirement to grant important rights to our partners, including intellectual property rights, certain development rights due to exclusivity clauses, marketing and distribution rights;

  •
  possible disputes with respect to the ownership of intellectual property developed jointly by us and our partners;

  •
  lower revenue potential as compared to development projects that we own and operate ourselves; and

  •
  challenges related to managing multiple simultaneous partnerships or collaborations.

          Moreover, disagreements with a partner could develop and any conflict with a partner could reduce our ability to enter into future strategic partnership arrangements and negatively impact our relationships with one or more existing partners. If any of these events occur, or if we fail to maintain our agreements with our partners, we may not be able to commercialize our existing and potential products, grow our business or generate sufficient revenues to support our operations.

          Additionally, our business could be negatively impacted if any of our partners undergoes a change of control or otherwise assigns the rights or obligations under any of our agreements to one of our competitors or to a third party who is not willing to work with us on the same terms or commit the same resources as a current partner.

Our partners may not adequately operate the systems utilizing our proprietary technology platform or safeguard our intellectual property and confidential information, which may adversely affect our business.

          We intend to establish new strategic relationships in the waste management, biofuels and chemicals industries. Such relationships may include arrangements whereby we will sell systems utilizing our proprietary technology to the primary site developer, similar to our arrangements under negotiation with affiliates of Waste Management and Valero, as opposed to owning and operating a facility. While we may take minority positions in such projects, we may not be responsible for operating and maintaining these facilities on a day-to-day basis, for which our partners will be primarily responsible. We may not be able to influence material decisions relating to such facilities and may have restrictions affecting our ability to dispose of interests in facilities in which we have a minority interest. Moreover, in such situations, we may have little control over the use of our systems and technology platform. Furthermore, we will share or make available certain elements of our intellectual property to our partners, which may adversely affect our ability to adequately protect our proprietary information and intellectual property. The potential failure, or perceived failure, of our systems at sites operated by our partners may adversely affect our business and damage our reputation in the industry, which in turn may adversely impact our ability to enter into new strategic relationships.

Adverse public opinions concerning new biofuels and chemicals could harm our business.

          The general public's acceptance of renewable biofuels and chemicals is uncertain. For example, public acceptance of cellulosic ethanol as a reliable, high-quality alternative to gasoline may be limited or slowed by negative public concerns, including that:

  •
  ethanol produced from MSW is a lower-quality fuel;

  •
  the use of ethanol will require engine modifications and large-scale infrastructure adoption;

  •
  ethanol may be perceived as damaging to engines or as yielding lower mileage per gallon than gasoline;

  •
  many forms of ethanol are derived from sources that compete with food production or other important resources;

  •
  ethanol production produces more air pollution than conventional fuel production;

  •
  ethanol is more expensive; and

  •
  the energy required to produce a gallon of ethanol is greater than the energy derived from a gallon of ethanol.

          Such public perceptions or concerns, whether substantiated or not, may materially adversely affect the demand for our renewable biofuels and chemicals and may materially adversely affect our financial condition, results of operations and cash flows.

We may be unable to obtain regulatory approval for our products under applicable regulatory requirements. The denial or delay of any of such approvals could delay our commercialization efforts and adversely impact our potential customer relationships, business and results of operations and cash flows.

          In order for our biofuels to qualify under RFS2, the EPA requires that each facility be registered and, in so doing, indicate that it will produce a renewable fuel using a feedstock meeting the regulatory definition of "renewable biomass." Registration for MSW-to-fuel plants includes a requirement that a waste separation plan be submitted to the EPA for each facility showing that recyclable materials will be "separated to the extent reasonably practicable." The EPA may not complete its assessment of our separation plans in a timely manner. The EPA has not issued any bright-line guidance on required levels of separation of recyclable materials. The EPA could conclude that our separation plan does not demonstrate that recyclable materials will be separated to the extent reasonably practicable and thus require additional investment in materials recovery equipment or personnel to achieve higher separation levels; this could delay or increase the costs of the commercialization of our products and systems utilizing our proprietary technology platform. In addition, under RFS2, only the biogenic portion of separated MSW qualifies for RIN generation. The level of non-biogenic residue remaining in our separated-MSW feedstock could impact the amount of cellulosic biofuel RINs we can generate with an equivalent volume of ethanol produced.

          Similarly, in Canada, should our biofuels not qualify as a renewable fuel because our MSW does not meet the regulatory requirements pertaining to the qualification of MSW, demand for our products and systems utilizing our proprietary technology platform would diminish significantly, which would materially and adversely affect our business.

          Our renewable chemicals also will be subject to government regulation in our target markets. In the U.S., the EPA administers the Toxic Substances Control Act, or TSCA, which regulates the commercial registration, distribution and use of chemicals. Before we can manufacture or distribute significant volumes of a chemical, we need to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then its manufacturing or distribution can commence immediately. If not, then a pre-manufacture notice must be filed with the EPA for a review period of up to 90 days, including extensions. Likewise, in Canada, under the CEPA, a Domestic Substances List, or DSL, and Non-Domestic Substances List, or NDSL, are kept. Substances not appearing on the DSL are considered to be new to Canada and are subject to notification prior to import or manufacture. Substances listed on the NDSL are also subject to notification but with reduced information requirements. A similar program exists in the European Union, called REACH (Registration, Evaluation, Authorization and Restriction of Chemical Substances). To the extent we sell any of our products in Europe, we will be required to register some of our products with the

European Commission, and this process could cause delays or cause the company to incur significant additional costs.

          Changes in regulatory requirements, laws and policies, or evolving interpretations of existing regulatory requirements, laws and policies, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business or financial results.

          We expect to encounter regulations in most if not all of the countries in which we may seek to sell our renewable biofuels and chemicals. We may not be able to obtain necessary approvals in a timely manner, or at all. The various regulatory schemes applicable to our renewable biofuels and chemicals will continue to apply. Monitoring regulatory changes and ensuring our ongoing compliance with applicable requirements will be time-consuming and may affect our results of operations. If we fail to comply with such requirements on an ongoing basis, we may be subject to fines or other penalties.

Growth in the sale and distribution of our renewable biofuels and chemicals is dependent on development and expansion of related infrastructure that may not occur on a timely basis, if at all.

          Substantial development and expansion of infrastructure will be required to facilitate the growth of the North American renewable biofuels market. Areas requiring development and expansion include, but are not limited to:

  •
  rail capacity;

  •
  storage facilities;

  •
  truck fleets capable of transporting products within localized markets;

  •
  refining and blending facilities to handle renewable biofuels and chemicals;

  •
  service stations equipped to handle renewable biofuels and chemicals; and

  •
  the adoption and prevalence of vehicles capable of using such fuels and the attendant infrastructure and logistical support to support such use.

          Substantial investments required for this infrastructure and expansion may not be made or they may not be made on a timely basis. The required infrastructure and logistical support may not be available at all times, or at all, and may be subject to disruptions. Any delay or failure in development or expansion of such infrastructure could:

  •
  significantly hamper the growth of our target markets;

  •
  lessen the demand for, or reduce the price of, our biofuel products;

  •
  impede the production and delivery of our biofuel products; and

  •
  impose additional costs on us.

          Our business is also likely to depend on third-party rail and road distribution infrastructure and on third-party transportation companies to transport MSW and other feedstock to our production facilities and to distribute our renewable biofuels and chemicals to our customers. These transportation companies are subject to risks that are largely out of their and our control, including:

  •
  weather;

  •
  terrorism;

  •
  natural disasters;

  •
  limitations on capacity in the transportation industry;

  •
  security measures such as the Hazmat Threat Assessment Program under the USA Patriot Act, and the Training Certificate and other safety requirements under the Canada Transportation of Dangerous Goods Act, 1992;

  •
  fuel prices;

  •
  taxes;

  •
  license and registration fees; and

  •
  insurance premiums.

          It is currently impracticable to transport the biofuel and chemical products that we intend to produce by pipeline and we may have limited storage capacity at our plants. Therefore, any unexpected delay in transportation of our products could result in significant disruption to our operations.

Our business will be subject to fluctuations in commodity prices.

          Our results of operations will depend substantially on the prices of various commodities, particularly ethanol, methanol, acetates, natural gas, unleaded gasoline and crude oil. The prices of these commodities, including the price of the chemicals and catalysts used in our process, are volatile, and this volatility may cause our results to fluctuate substantially. We may experience periods during which the prices of our products decline and the costs of our supplies increase.

          Recently, petroleum-based fuel prices have been extremely volatile. We believe that some of the present and projected demand for renewable fuels results from relatively recent increases in the cost of petroleum. We intend to market our renewable biofuels as a supplement to petroleum-based fuels. If the price of petroleum-based fuels declines, we may be unable to market our renewable biofuels as cost-effective supplements to petroleum-based fuels. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices we can obtain from our potential customers or prevent us from entering into agreements with potential customers for our products. Lower petroleum-based fuel prices over extended periods of time may change the perceptions in government and the private sector that cheaper, more readily available energy alternatives should be promoted, developed and produced. If petroleum-based fuel prices were to decline from present levels and remain at lower levels for extended periods of time, the demand for renewable fuels could be reduced, and our results of operations and financial condition may be adversely affected.

          In addition, our commercial production facilities may use significant amounts of energy and industrial gases derived from coal, natural gas or hydro-electric plants to operate. Accordingly, our business may depend on electricity supplied by third parties. An increase in the price of electricity could adversely affect our results of operations and financial condition.

Competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense.

          Our ability to compete successfully will depend on our ability to develop and commercialize our technology platform and produce renewable biofuels and chemicals in large volumes and at costs below the prevailing market prices for competitive products. Many of our competitors have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, certain of our competitors may also benefit from local government programs and incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered uneconomical or otherwise obsolete by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may adversely impact our products or potential products increases, which could lead to litigation or our inability to compete effectively.

          In addition, various governments have recently announced a number of spending programs or other incentives focused on the development of clean technologies, including alternatives to petroleum-based fuels and the reduction of carbon emissions. Such spending programs or other incentives could lead to increased funding or other economic advantages for our competitors, as well as an increase in the number of competitors within those markets. Conversely, any limitations or curtailment of such spending programs or other incentives could significantly increase competition for access to such programs. If we are unable to effectively compete for such programs, our business will be harmed.

          Finally, certain fuels and chemicals industries may consolidate in the future. Such consolidation could lead to price reductions in renewable biofuels and chemicals as combined entities take advantage of improved efficiencies and economies of scale. Continued industry consolidation may also lead to lower prices or adversely affect customer perceptions of the viability of smaller and even medium-sized companies and, consequently, customer willingness to purchase products from companies like ours.

          Our limited resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position, and prevent us from achieving or maintaining profitability.

Our continued growth and expansion will place significant demands on our management and our infrastructure and failure to effectively manage our growth will adversely affect our business and operations.

          Our growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Our growth strategy includes developing a pipeline of new products, including waste-based biofuels and renewable chemicals, and expanding internationally. We have little experience managing such growth, which will include developing, producing and commercializing across multiple product lines and geographic locations and forging new relationships with various customers, partners, suppliers and other third parties across several product categories and markets. Managing our growth will require significant expenditures and proper allocation of our limited financial and managerial resources which will require us to prioritize our resources as we pursue particular development efforts, expand the capabilities of our administrative and operational resources and attract, train, manage and retain qualified management, technicians, scientists and other personnel. We may not allocate our limited resources optimally. If we do not allocate our limited resources optimally or fail to achieve the necessary level of efficiency in our organization as we grow, our business, results of operations and financial condition would be harmed.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

          We are subject to a wide range of environmental, health and safety laws, regulations and permitting requirements administered by the EPA, Environment Canada, and the states and provinces where our facilities are and may be located, including those requiring governmental authorities to provide for public consultation with respect to potential environmental impacts that relate to certain projects, such as the Canadian Environmental Assessment Act (CEAA) or the National Environmental Policy Act (NEPA). This process has the potential to cause significant delays or even halt our projects. We are also subject to laws, regulations and permitting requirements relating to the discharge of pollutants to water, solid and hazardous waste management and disposal and air emissions, such as the Clean Air Act, or CAA, the Clean Water Act, or CWA, and the CEPA. In addition to costs that we expect to incur to achieve and maintain compliance with these laws and regulations, new or more stringent CAA, CWA or CEPA standards or other environmental requirements in the future also may limit our operating flexibility or require the installation of new controls at our facilities. The production of renewable fuels involves the emission of various airborne pollutants. As a result, we anticipate that our facilities will be subject to limitations on the quantity or concentration of specific air pollutant emissions that will be allowed, which may affect our ability, or the process required, to make changes to our operations. These laws and regulations also will require that certain types of air pollutant control technologies and practices be implemented at our facilities.

          We also use, transport and produce hazardous chemicals and materials in our business and are subject to a variety of federal, state, provincial and local laws and regulations governing the transportation, use, generation, manufacture, storage, handling and disposal of these materials. Our safety procedures for handling, transporting and disposing of these materials and waste products, may be incapable of eliminating the risk of accidental injury or contamination from the use, storage, transportation, handling or disposal of hazardous materials. In the event of contamination or injury, we could be required to undertake actions to address the contamination or injury, held liable for any resulting damages, and any liability could exceed our insurance coverage. We may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims by third parties alleging personal injury or property damage due to exposure to toxic substances.

          There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault, meaning a party could be obligated to pay for more than its proportionate share. Moreover, potential environmental liabilities related to our facilities located on landfills may be allocated to us in accordance with these arrangements, and disputes may arise in the event of an environmental accident, which could potentially delay a project and/or involve significant costs. Environmental laws have tended to become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. The continuation of this trend could impair our research, development or production efforts and harm our business. Later-enacted federal, state, provincial or local governmental requirements may substantially increase our costs or delay or prevent the construction and operation of our facilities, which could have a material adverse effect on our business, financial condition and result of operations. Consequently, considerable resources may be required to comply with future environmental regulations.

We may be adversely affected by existing or future federal, state, provincial or local laws and regulations affecting our operations.

          Our operations are subject to the laws and regulations of the U.S. and Canadian federal governments and of various state, provincial and local government entities. Some of these laws and regulations require our facilities to operate under permits that are subject to periodic renewal or modification. In addition, the construction of our facilities may be subject to the receipt of approvals and permits from various regulatory agencies. The agencies responsible for the issuance of such permits may not grant approval for the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen our expected completion schedule and/or increase our anticipated cost. Once issued, certain of these permits are subject to administrative and judicial review periods during which interested parties may file written or submit oral objections to the issuance of the final permit or aspects of the permit. In some cases, the effectiveness of the final permit may be suspended temporarily, referred to generally as a stay, pending resolution of these types of objections. This appeals process, therefore, may delay the issuance of permits or result in the imposition of additional compliance obligations. A violation of these laws and regulations or a failure to obtain or renew the necessary permits can result in public or private lawsuits against us, substantial fines, damages, cleanup or remedial obligations, criminal sanctions, permit revocations and/or facility shutdowns.

          For example, in recent years, the U.S. Congress has been considering legislation to restrict or regulate emissions of GHGs. Similar regulatory initiatives are also under way in Canadian jurisdictions that are designed to limit, or create economic disincentives for, GHG emissions, including potential carbon taxes and cap and trade regimes. In addition, almost half of U.S. states, either individually or through multi-state regional initiatives, have begun to address GHG emissions. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing CAA authority. In June 2010, the EPA issued a final rule, known as the "Tailoring Rule", that makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the CAA. Furthermore, the EPA has issued a delay until July 2014 in the application of the GHG permitting requirements to carbon dioxide emissions from bioenergy and other biogenic stationary sources.

          The EPA may also promulgate additional standards or permitting requirements related to air emissions, discharges into waters, or wastewater treatment that could impact the Pontotoc facility or any future facilities that we may develop in the United States, including new ozone standards, particulate matter standards, new requirements for boilers and cooling water intakes, and related environmental regulations. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG, other air emissions, or water use and treatment would impact our business, any future federal, state and provincial laws or implementing regulations that may be adopted with respect to pollution concerns could require us to incur increased operating costs. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict pollutant emissions could include new or increased costs to:

  •
  operate and maintain our facilities;

  •
  install new emission controls on our facilities;

  •
  acquire allowances to authorize our emissions; and

  •
  administer and manage new emissions control or reporting programs.

          We cannot predict with any certainty at this time how these possibilities may affect our operations.

Loss of key personnel, including key management personnel and key technical personnel, or failure to attract and retain additional personnel, could delay our product development programs and harm our research and development efforts and our ability to meet our business objectives.

          Our business requires a management team and employee workforce that is knowledgeable in the technological and commercial areas in which we operate. The loss of any key member of our management or key technical and operational employees, or the failure to attract, train or retain such employees could prevent us from developing and commercializing our products and executing our business strategy. We may be unable to attract or retain qualified employees in the future due to the intense competition for qualified personnel among catalyst, refining, alternative and renewable fuel businesses, or due to the unavailability of personnel with the qualifications or experience necessary for our business. In particular, our ability to improve and fully utilize our proprietary technology and to undertake our research and development efforts depends on our success in attracting and retaining highly skilled technical and operational personnel with particular experience and backgrounds. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to hire individuals with the necessary experience and skills on acceptable terms. In addition, we expect that the execution of our strategy of constructing multiple commercial facilities to bring our renewable biofuels and chemicals to market will require the expertise of individuals experienced and skilled in managing complex, first-of-kind capital development projects.

          If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to:

  •
  commercialize our renewable biofuels and chemicals;

  •
  meet the demands of our potential customers in a timely fashion; or

  •
  support our internal research and development programs.

          The occurrence of any of these events could impair our ability to meet our business objectives and adversely affect our results of operations and financial condition. In addition, non-competition covenants with our key employees may be unenforceable. Therefore, in the event of a departure of a key employee, if we are unable to enforce a non-competition covenant, our business may be adversely affected.

Accidents and disasters may significantly affect our results of operations and financial condition.

          We do not have a comprehensive disaster recovery plan. Our facilities may be subject to many risks, including:

  •
  the possibility of fire, explosions, mechanical failure, pressure or irregularities in formation;

  •
  spills;

  •
  contamination;

  •
  adverse weather conditions and natural disasters; and

  •
  other occurrences or accidents.

          These events may result in personal injury, health risks or loss of life, severe damage to or destruction of our property and equipment, environmental damage and a loss of critical information which may lead to the imposition of civil or criminal penalties, and damage to our reputation and revenues. Our insurance may not be adequate to fully cover the potential hazards described above or we may not be able to renew our insurance on commercially reasonable terms or at all. For example, we are not insured against environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, some of which may result in toxic tort claims. Therefore, any losses or damages could have a material adverse effect on our business and cash flows.

We may be subject to product liability claims and other claims of our potential customers.

          The design, development, production and sale of our systems and renewable biofuels and chemicals involve an inherent risk of product liability claims and the associated adverse publicity. We may be named in product liability suits. These claims could be brought by various parties, including potential customers who are purchasing our products directly from us or other users who purchase our products from our strategic partners or other customers.

          In addition, our potential customers may bring suits against us alleging damages for the failure of our renewable biofuels and chemicals to meet specifications or other requirements. Any such suits, even if unsuccessful, could be costly and disrupt the attention of our management and damage our negotiations with other potential customers.

          Although we seek to limit our product liability in contracts with our potential customers, such limits may not be enforceable or may be subject to exceptions. Our insurance coverage may be inadequate to cover all potential liability claims. Insurance coverage is expensive and may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. Our potential customers may not have adequate insurance coverage to cover against potential claims. If we experience a large insured loss, it might exceed our coverage limits, or our insurance carrier may decline to further cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position.

Our quarterly and annual operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our share price to decline.

          Our financial condition and operating results may vary significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

  •
  our ability to achieve or maintain profitability;

  •
  the feasibility of producing and distributing our renewable biofuels and chemical products on a commercial scale;

  •
  fluctuations in foreign currency exchange rates;

  •
  our ability to manage our growth;

  •
  our ability to construct our production facilities within planned delays and costs;

  •
  our ability to operate and manage our production facilities in compliance with arrangements with third parties;

  •
  fluctuations in the price of and demand for petroleum-and ethanol-based products;

  •
  the availability of cost-effective renewable feedstock sources and fluctuations in the composition of MSW feedstock;

  •
  the continued availability of catalysts which are compatible with our proprietary technology platform;

  •
  the existence of government programs and incentives or regulation;

  •
  potential issues related to our ability to report accurately our financial results in a timely manner;

  •
  our dependence on, and the need to attract and retain, key management and other personnel;

  •
  our ability to secure locations for the future development of production facilities;

  •
  the effects of competitive pricing pressures, including decreases in average selling prices of our products;

  •
  unanticipated expenses associated with changes in governmental regulations and environmental, health and safety requirements;

  •
  our ability to obtain, protect and enforce our intellectual property rights;

  •
  potential advantages that our competitors and potential competitors may have in securing funding or developing projects;

  •
  our ability to obtain additional capital that may be necessary to expand our business;

  •
  business interruptions such as hurricanes, natural disasters and accidents;

  •
  risks associated with the international aspects of our business;

  •
  our ability to comply with laws and regulations;

  •
  our ability to properly handle and dispose of hazardous materials used in our business; and

  •
  our ability to use our net operating loss carryforwards to offset future taxable income.

          Due to the various factors mentioned above, and other factors described in this prospectus, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

International expansion is one of our growth strategies, and international operations will expose us to additional risks that we do not face in the United States and Canada.

          We expect to focus our initial business and operations in the United States and Canada; however, further international expansion is one of our growth strategies. If and when we expand outside the United States and Canada, our business and operations will be subject to a variety of risks that we do not currently face, including:

  •
  building and managing overseas operations and overseeing and ensuring the performance of foreign subcontractors;

  •
  increased travel, infrastructure, legal and compliance costs associated with multiple international locations;

  •
  additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

  •
  imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States and Canada;

  •
  increased exposure to foreign currency exchange rate risk;

  •
  longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

  •
  laws that do not adequately protect intellectual property;

  •
  the existence of adverse intellectual property rights in foreign jurisdictions, including foreign patents with no corresponding Canadian or U.S. equivalent;

  •
  difficulties in repatriating overseas earnings;

  •
  general economic conditions in the countries in which we operate; and

  •
  political unrest, war, incidents of terrorism or responses to such events.

          Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We intend to comply, and to require our local partners and those with whom we do business to comply, with all applicable laws, including anti-bribery laws. Our reputation may be adversely affected if our local partners were reported to be associated with corrupt practices or failed to comply with such laws.

          We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks related to international expansion in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

We are exposed to foreign currency exchange rate fluctuations and changes in interest rates.

          We incur some of our expenses and expect to derive revenues in currencies other than the Canadian dollar. Moreover, substantially all of our debt is denominated in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We also purchase property, plant and equipment in U.S. dollars and in Euros. We currently do not use derivative financial instruments to reduce our foreign exchange exposure. Going forward we anticipate that our sales and expenses will be denominated in the local currency of the country in which they occur. As a result, while our revenue and operating expenses are mostly economically hedged on a transactional basis, the translation of our operating results into Canadian dollars may be adversely affected by a strengthening Canadian currency once non-Canadian facilities are in operation. Any fluctuation in the exchange rate between foreign currencies and the Canadian dollar could materially adversely affect our financial condition, results of operations and cash flows.

          We also are exposed to changes in interest rates with respect to our borrowing activities. We intend to take the necessary measures to manage these risks but these measures may not be successful. If we fail to implement adequate measures to manage our exposure to currency exchange and interest rate fluctuations, our results of operations will be adversely affected.

There is a substantial risk that we will be classified as a passive foreign investment company, or PFIC, for 2012 for U.S. federal income tax purposes, which could subject U.S. holders of our common shares to adverse tax consequences.

          If our passive income, or our assets that produce passive income, which includes the cash proceeds from this offering, exceed certain levels provided by U.S. tax law for any taxable year, we could be deemed to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are a PFIC for any taxable year, U.S. holders of our common shares in any such year would be subject to a disadvantageous U.S. federal income tax regime with respect to distributions on our common shares and gain derived from the sale or disposition of our common shares unless such holders make a mark-to-market election or a qualified electing fund, or QEF, election. Based on the projected income and the projected value of our assets, there is a substantial risk that we will be classified as a PFIC for U.S. federal income tax purposes for the current taxable year. With respect to the 2013 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill, and the expected composition of our income and assets. However, we may be a PFIC for the 2013 taxable year or any future taxable years due to changes in our asset or income composition, including if our market capitalization is less than anticipated or subsequently declines. In addition, if we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, the PFIC tax rules will apply for such taxable year and will apply in future years even if we cease to be a PFIC. If we are a PFIC, we intend to notify the U.S. holders of our common shares through our website and provide such holders with the information required to allow them to make and maintain a QEF election. For more information, see the section titled "United States and Canadian Income Tax Considerations — U.S. Federal Income Tax Information for U.S. Holders."

Our financial results may be materially affected by unanticipated tax liabilities.

          We are subject to income taxes in jurisdictions where we operate our business, and changes in tax laws and unanticipated tax liabilities could materially adversely affect our effective income tax rate. Furthermore, any internal restructuring initiatives we may implement from time to time can have a material impact on our effective income tax rate. In addition, we may be subject to tax examinations or audits from time to time. Such examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations. Although we believe our estimates are reasonable, the ultimate outcome with respect to the taxes we owe may differ from the amounts recorded in our financial statements, and this difference may materially affect our financial results in the period or periods for which such determination is made.

Our deductions and credits in respect of scientific research and experimental development expenditures may be challenged by the Canadian tax authorities.

          The Canadian taxation authorities may not necessarily agree with our determinations of the expenses and tax credits claimed by us, including research and development expenses and related tax credits. If the Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our operating results could be materially adversely affected. Furthermore, if the Canadian taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of some research and development expenses in the future, our operating results will be materially adversely affected.

Transfer pricing rules may adversely affect our income tax expense.

          Many of the jurisdictions in which we will conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in these jurisdictions could challenge our arm's length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

          In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. Similarly, where control of a corporation has been acquired by a person or group of persons, subsection 111(5) of the Canada's Income Tax Act, or Canadian Tax Act, and equivalent provincial income tax legislation restrict the corporation's ability to carry forward non-capital losses from preceding taxation years. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act has occurred after each of our previous issuances of common shares, preferred shares and convertible debt. In addition, if we undergo an ownership change or acquisition of control in connection with or after this public offering, our ability to utilize NOLs and non-capital losses could be limited by Section 382 of the Internal Revenue Code and subsection 111(5) of the Canadian Tax Act. Future changes in our share ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act. Furthermore, our ability to utilize NOLs and non-capital losses of companies that we may acquire in the future may be subject to limitations.

We may be unable to protect our intellectual property.

          We rely on the availability of protection for the proprietary aspects of our technology and information. Our future success depends, in part, on our ability to defend and enforce our issued patents and other intellectual property rights, obtain additional patents or other intellectual property protection where warranted, and pursue adequate and meaningful protection of the proprietary aspects of our technology and information. We hold issued patents and patent applications and we currently intend to file additional patent applications in Canada, the United States, and through the Patent Cooperation Treaty for selected Asian, European, and Latin American countries, which we believe are appropriate to protect our interests in our existing technology and information. Our existing patent applications or any applications filed in the future may not be allowed, and our failure to secure these patents may limit our ability to protect the intellectual property rights these applications were intended to cover. We may not develop additional technology and information that is patentable. Any issued patents may be challenged, invalidated or circumvented to avoid infringement liability. Any of our patents, issued or pending, may not provide us with any competitive advantage or may be challenged by third parties.

          The failure to obtain or maintain adequate protection for our intellectual property rights will materially adversely affect our financial condition, results of operation and cash flows.

Many of our competitors have developed, and are developing, technologies in the renewable biofuels and chemicals market, and other parties may have intellectual property rights which could limit our ability to operate freely.

          Our commercial success depends in part on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any of our material agreements with other parties. We are aware of other parties researching, developing and applying various technologies to make renewable biofuels and chemicals from biomass. We are also aware of a significant number of patents and patent applications relating to aspects of our technologies issued to, and filed by, third parties. We cannot determine with certainty whether the patent rights of other parties may materially affect our ability to conduct our business. There may currently be pending applications, known and unknown to us, which may result in issued patents that cover aspects of our technologies or product candidates. The existence of third-party patent applications and patents could preclude or significantly reduce the scope of coverage of any patents granted to us and limit our ability to obtain meaningful patent protection in the future.

          If a third party asserts that we infringe upon its patents or other proprietary rights, we may need to obtain a license, if available, or redesign our systems, technology or processes. We could also face a number of other issues that could seriously harm our competitive position, including:

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  infringement and other intellectual property claims, which could be costly and time consuming to litigate, whether or not the claims have merit, and which could delay getting our products to market and divert management's attention from our business;

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  substantial damages or accounting for profits relating to past infringement, which we may have to pay if a court determines that our products or technologies infringe upon a competitor's patent or other proprietary rights;

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  a court prohibition from selling or licensing our technologies or future products unless the patent holder licenses the patent or other proprietary rights to us, which it would not be required to do; and

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  if a license is available from a third party, an obligation to pay substantial royalties or grant cross licenses to our patents or proprietary rights.

          In addition, we may be subject to claims that our employees or contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or of other third parties. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel and be enjoined from engaging in certain activities. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

          Part of our expected market advantage depends in part on our ability to maintain adequate protection of our intellectual property and, we have adopted a strategy of seeking patent protection in the United States, Canada and in select foreign countries. Our pending patent claims cover different aspects of our systems, technology and processes, and many of them are included in applications that have been or will be filed both in the United States and Canada, and in various foreign jurisdictions. These patent applications, as well as our granted patents, include those that are directed to aspects of our technology and/or to aspects of our products that support our business. However, we cannot be certain that the patent applications that we file will result in patents being issued, or that our existing patents and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford meaningful protection against our competitors. Moreover, third parties might challenge the validity, scope or enforceability of any of our issued patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of Canada and the United States, and thus we cannot be certain that foreign patent applications will be granted even if Canadian and U.S. patents are issued.

Our ability to compete may decline if we are required to enforce or defend our intellectual property rights through costly litigation or administrative proceedings.

          Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Identifying unauthorized use of our intellectual property is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where enforcement of intellectual property rights is more difficult than in Canada and the United States. Third parties may assert or prosecute infringement claims against us in connection with our technology, and we may or may not be able to successfully defend these claims. Should we be found liable for infringement, we may be required to enter into licensing agreements, if available on acceptable terms, or to pay damages and to cease certain activities. Moreover, we may need to redesign some of our systems or processes to avoid future infringement liability. Proceedings to enforce or defend our intellectual property rights through litigation or administrative proceedings could result in substantial costs and could divert both funds and other resources from our business objectives. If the outcome of any such proceedings is unfavorable and competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. However, we are not currently engaged in any intellectual property litigation, nor are there any intellectual property claims pending either by or against us.

          Furthermore, the nature of any protection against foreign competition that may be afforded by any patents we may have is often difficult to predict and varies from country to country. Moreover, others may independently develop and obtain patents for technologies that are similar or superior to our technologies. If that happens, we may need to license these technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could harm our business.

We rely in part on trade secrets to protect our technology, and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

          We rely in part on trade secret protection to protect our confidential and proprietary information. We continue to develop and refine the technology and processes used to produce our renewable biofuels and chemicals and believe that we have developed, and will continue to develop, know-how related to these technologies and processes. However, we may not be able to maintain the secrecy of this know-how. Competitors may develop or acquire equally or more valuable know-how related to the production of those products. Our strategy for scale-up of commercial production requires us to share confidential and proprietary information with our strategic partners and other third parties. Any efforts by us to protect our trade secrets through litigation may be expensive, time consuming and with an uncertain outcome, as courts in certain jurisdictions vary in their willingness to protect trade secrets.

Confidentiality agreements with employees and others may not adequately prevent disclosures of information that we consider proprietary.

          We have taken reasonable measures to protect information that we consider proprietary, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. Nevertheless, should our confidential information be disclosed, third parties could reverse-engineer our processes/and or use such information to independently develop and potentially patent substantially equivalent or derived technology and techniques. Costly and time-consuming litigation could be necessary to enforce our proprietary rights, and any failure to obtain or maintain trade secret protection could adversely affect our business.

We have received funding from government agencies which could negatively affect our intellectual property rights.

          Some of our research has been funded by grants or contributions from government agencies. When new technologies are developed with government funding, the government may obtain certain rights in any resulting patents and technical data, including, in some cases, a non-exclusive license authorizing the government to use the invention or technical data for non-commercial purposes. We may have to disclose government funding in resulting patent applications and our rights in such inventions will normally be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. Although march-in rights have been exercised in very limited instances, the U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of any technology developed under contract with the government or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. The U.S. government may also have the right to disclose to third parties confidential and proprietary information provided by us. In addition, if we breach the terms of our grants, the government agency may gain rights to the intellectual property developed in the funded project. Such rights in our intellectual property may lessen its commercial value, which could adversely affect our performance.

Our contracts, grants or cooperative agreements with government agencies may subject us to audits, criminal penalties, sanctions and other expenses and fines.

          U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors and recipients of federal grants and financial assistance awards. As such, we fall within the scope of a "government contractor." These agencies review a contractor's compliance with contract terms and conditions, performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of the contractor's systems and policies, including the contractor's purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. As a government contractor, we are required to disclose credible evidence of certain violations of law and contract overpayments to the U.S. government. If we are found to have participated in improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation.

          Canadian government agencies may also similarly audit recipients of grants and financial assistance awards.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

          As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also become obligated to file with the Canadian securities regulators similar reports pursuant to securities laws and regulations applicable in all the provinces and territories of Canada in which we will be a reporting issuer. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Global Market, or NASDAQ, and the Toronto Stock Exchange, or TSX, certain provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, the Dodd-Frank Act, and rules and guidelines of the Canadian securities regulators, which will impose significant compliance obligations upon us. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act and Canadian securities laws and regulations require, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, the Canadian securities regulators, the NASDAQ and the TSX, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

          We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigations by regulatory authorities, such as the SEC, the Canadian securities regulators, the NASDAQ or the TSX. Any such action could harm our reputation and the confidence of investors, customers and other third parties with which we do business, and could materially adversely affect our business and cause the trading price of our shares to fall.

          In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

          We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common shares.

          We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for our second annual report filed after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management's assessment of our internal controls.

          We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 and comparable requirements of Canadian securities laws. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

          If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline.

Risks Related to This Offering

No public market for our common shares currently exists, and an active public trading market may not develop or be sustained following this offering.

          Prior to this offering, there has been no public market for our common shares. Although we have applied to list our common shares on the NASDAQ and the TSX, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our share price may be volatile and you may be unable to sell your shares at or above the initial public offering price.

          The initial public offering price for our shares sold in this offering will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. The market price of our common shares could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

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  actual or anticipated fluctuations in our financial condition and operating results;

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  the position of our cash, cash equivalents and marketable securities;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  actual or anticipated fluctuations in our competitors' operating results or changes in their growth rate;

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  announcements of technological innovations by us, our collaborators or our competitors;

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  announcements by us, our customers, strategic partners, including Waste Management and Valero, or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  the entry into, modification or termination of customer contracts;

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  additions or losses of customers;

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  additions or departures of key management, scientific or other personnel;

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  competition from existing technologies and products or new technologies and products that may emerge;

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  issuance of new or updated research reports by securities or industry analysts;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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  changes in existing laws, regulations and policies applicable to our business and products and whether or not GHG emissions regulations are adopted in the jurisdictions in which we operate;

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  announcement or expectation of additional financing efforts;

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  sales of our common shares by us, our insiders or our other shareholders;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  market conditions in our industry; and

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  economic and market conditions generally, including the recent financial crisis.

          Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common shares. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

          The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If securities analysts do not cover our common shares after the closing of this offering, the lack of research coverage may cause the market price of our common shares to decline. If one or more of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, our common share price would likely decline. If one or more analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common share price or trading volume to decline. In addition, rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common shares. This could have a negative effect on the market price of our common shares.

Investors based in the United States may be unable to bring actions or enforce judgments against us, certain of our directors and officers or certain of the experts named in this prospectus under U.S. federal securities laws.

          We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers and certain of the experts named in this prospectus reside principally in Canada and a substantial portion of our assets and all or a substantial portion of the assets of these persons are located outside the United States. Consequently, it may not be possible for our U.S. based shareholders to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for our U.S. based shareholders to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information which would be publicly available to our shareholders.

          As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

          Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the Canada Business Corporations Act, or CBCA, to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares.

          Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

          In addition, provisions in the CBCA and in our articles of incorporation and by-laws, as amended and/or restated in connection with this offering, may have the effect of delaying or preventing changes in our management, including provisions that:

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  require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

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  establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

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  prohibit cumulative voting in the election of directors; and

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  require the approval of our board of directors or the holders of a supermajority of our outstanding share capital to amend our bylaws and certain provisions of our articles of incorporation.

          These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Limitations on the ability to acquire and hold our common shares may be imposed under the Hart-Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation.

          Limitations on the ability to acquire and hold our common shares may be imposed under the Hart-Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation. Such legislation generally permits the relevant governmental authority review any acquisition of control over or of significant interest in us, and grants the authority to challenge or prevent an acquisition on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition. In addition, the Investment Canada Act subjects an "acquisition of control" of a

"Canadian business" (as those terms are defined therein) by a non-Canadian to governmental review if the book value of the Canadian business' assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

          Although we currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds," we will have broad discretion in the application of the net proceeds. Shareholders may not agree with such uses and the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and sell our products and grow our business, which could cause the value of your investment to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

          The initial public offering price will be substantially higher than the tangible book value per share of our common shares based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase our common shares in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for our common shares as compared to its tangible book value, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent outstanding options and warrants to purchase common shares are exercised, there will be further dilution. For further information on this calculation, please read "Dilution" elsewhere in this prospectus.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

          As of February 29, 2012, our executive officers, directors and principal shareholders and their affiliates collectively controlled approximately 78.7% of our outstanding common shares. After this offering, assuming no exercise of the underwriters' option to purchase additional shares, our officers, directors and principal shareholders and their affiliates collectively will control approximately         % of our outstanding common shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common shares. This concentration of ownership may not be in the best interests of our other shareholders.

          In addition, we do business with certain companies that are related parties. For example, we have entered into commercial arrangements with affiliates of Waste Management, one of our principal shareholders, which currently has its nominee serving as one of our directors. In addition, Bruce Aitken, who serves as one of our directors, is also a director and executive officer of Methanex Corporation, with whom we have entered into an offtake agreement to purchase the entire methanol production from our facility in Edmonton. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies and their shareholders. The duties owed to us could conflict with the duties such directors owe to these other companies and their shareholders.

Future sales of our common shares in the public market could cause our share price to decline and impair our ability to raise future capital through the sale of our equity securities.

          Sales of a substantial number of our common shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of our outstanding common shares as of December 31, 2011, upon the closing of this offering, we will have                          common shares outstanding, assuming no exercise of our outstanding options and warrants.

          All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or Securities Act, and under Canadian securities laws. The remaining                          common shares outstanding after this offering, based on shares outstanding as of December 31, 2011, will be restricted as a result of securities laws, lock-up agreements, the company's current registration rights agreement or other contractual restrictions that restrict transfers after the date of this prospectus, subject to certain extensions.

          After this offering, the holders of                   common shares will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to a registration rights agreement. See the section titled "Description of Share Capital — Registration Rights." If we wish to undertake a public offering of shares for the purposes of raising capital and are required to include shares held by these holders pursuant to their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register up to approximately                           million of our common shares for issuance under our stock option plan and our equity incentive plan. Once we register these shares, they can be freely sold in the public market in the United States upon issuance and once vested, subject to a lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

We do not intend to pay cash dividends in the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

          We have never declared or paid any cash dividends on our common shares or any other securities and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business and for general corporate purposes. Any future determination relating to our dividend policy will be at the discretion of our board of directors based upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospectus and other factors our board of directors may deem relevant. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our ability to build commercial-scale facilities;

  •
  expected production costs for our products;

  •
  our ability to produce ethanol from methanol in commercial volumes;

  •
  the timing for production of ethanol, methanol or other products;

  •
  the provision of any financial assistance by the DOE or loan guarantee by the USDA;

  •
  the accuracy of our estimates regarding future expenses, revenue and capital requirements;

  •
  the timing of the construction and commencement of operations at our planned commercial production facilities;

  •
  our ability to enter into binding commercial agreements, including for the development of facilities by our strategic partners, for securing MSW feedstock and for the offtake of our products;

  •
  achievement of advances in our technology platform and process design, including improvements to our yield;

  •
  meeting prescribed specifications for our products;

  •
  government regulatory certification, including certification of biofuels utilizing MSW as feedstock as cellulosic biofuels under RFS2;

  •
  government policymaking and incentives relating to renewable fuels;

  •
  our ability to hire and retain skilled employees; and

  •
  our ability to obtain and maintain intellectual property protection for our products and technology platform.

          The foregoing list should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements included in this prospectus, including under "Risk Factors."

          These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

          You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Our forward-looking statements in this prospectus represent our views only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

          You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

          We estimate that we will receive net proceeds from this offering of approximately $            million (or approximately C$            million), or approximately $            million (or approximately C$            million) if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

          A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering by approximately $           million (or approximately C$            million), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by approximately $            million (or approximately C$            million).

          We intend to use up to approximately $56.0 million, or approximately C$55.9 million, of the net proceeds from this offering for the completion of the construction of our planned first standard commercial facility in Edmonton, Canada and to fund the manufacturing and installation of ethanol production equipment for that facility. The remaining net proceeds will be used, along with existing cash and cash equivalents, to fund capital expenditures for future facilities, including our planned facilities in Pontotoc, Mississippi and Varennes, Canada, as well as research and development activities, working capital requirements and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

          Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

          We have never declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business, and therefore, do not anticipate declaring or paying cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, restrictions imposed by applicable law and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2011:

  •
  on an actual basis derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus;

  •
  on a pro forma basis to give effect upon the closing of this offering to (1) the automatic conversion of all of our outstanding preferred shares into                  Class A common shares (assuming a conversion ratio equal to                     Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) and the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares; (2) the redesignation of our Class A common shares as common shares; and (3) the recording of a non-recurring, non-cash charge of approximately C$40.6 million to the consolidated statement of comprehensive operations (reflected as a pro forma increase in common shares and deficit in connection with the conversion of our preferred shares into common shares), assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus (see footnote (1) to the table set forth in the section titled "Selected Consolidated Financial Data" for more information); and

  •
  on a pro forma as adjusted basis to give effect to the sale by us of                     common shares in this offering at an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

          You should read the information in this table together with our financial statements and accompanying notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual		Pro Forma		Pro Forma As Adjusted(1)
			(Unaudited)		(Unaudited)
	(In thousands, except share data)
Cash and cash equivalents	C$	54,687	C$	54,750	C$

Non-current liabilities:
Long-term debt	C$	3,357	C$	3,357	C$	3,357
Warrants		1,436		1,436		1,436
Deferred credits		10,106		10,106		10,106
Convertible preferred shares, no par value, an unlimited number of shares authorized, 17,085,928 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		136,301		—		—
Shareholders' (deficit) equity:
Preferred shares, no par value, an unlimited number of shares authorized, no shares issued and outstanding, actual, pro forma and pro forma as adjusted		—		—		—
Common shares, no par value, an unlimited number of shares authorized, 2,416,208 shares issued and outstanding, actual; an unlimited number of shares authorized, shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted		3,158		180,089
Contributed surplus		1,244		1,243
Revaluation of liability payable upon a change of control		(247)		(247)
Deficit		(51,709)		(92,275)

Total shareholders' (deficit) equity		(47,554)		88,810

Total capitalization	C$	103,646	C$	103,709	C$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) each of cash and cash equivalents, common shares, total shareholders' equity and total capitalization by approximately $            million (or approximately C$            million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, common shares, total shareholders' equity and total capitalization by approximately $            million (or approximately C$            million), assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts. The pro forma and pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

          The pro forma and pro forma as adjusted outstanding share information in the table above is based on             of our common shares outstanding as of December 31, 2011 after giving effect to (a) the automatic conversion of all of our outstanding preferred shares into           Class A common shares (assuming a conversion ratio equal to              Class A common shares for each Series 1

Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), (b) the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares and (c) the redesignation of our Class A common shares as common shares immediately prior to the closing of this offering, and excludes:

  •
  1,185,488 common shares issuable upon the exercise of options outstanding as of December 31, 2011 pursuant to our stock option plan, at a weighted-average exercise price of C$0.71 per share;

  •
  4,479,080 common shares available for future issuance under our equity incentive plan, which will become effective as of the date the registration statement, of which this prospectus forms part, is declared effective (of which options to purchase 802,112 common shares will be granted to our directors, executive officers and non-executive employees, on the date the registration statement, of which this prospectus forms part, is declared effective);

  •
  283,680 common shares issuable upon the exercise of the performance warrants outstanding as of December 31, 2011, at a weighted-average exercise price of C$5.75 per share;

  •
  common shares issuable upon the exercise of warrants outstanding as of December 31, 2011 at a weighted-average exercise price of C$         per common share (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus); and

  •
  common shares (assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to be issued in connection with the acquisition of Afina Energy Inc., which we expect to occur immediately following the closing of this offering. For a description of this transaction, see "Certain Relationships and Related Person Transactions."

          The table above does not include the impact of the following event that occurred subsequent to December 31, 2011:

  •
  The February 2012 draw down of the remaining $12.0 million of the $15.0 million debt facility with Lighthouse Capital Partners VI, L.P. As a result of this draw down, the July 2011 warrant previously issued to Lighthouse became exercisable for 93,184 Series 1 Class B preferred shares. Following the closing of the offering, the warrant will be exercisable for           common shares.

Conversion of Our Series 1 Class B Preferred Shares

          Upon closing of this offering, all of our outstanding Class A preferred shares and Series 1 Class B preferred shares will convert automatically into Class A common shares. Our Class A preferred shares will convert into Class A common shares on a 1-for-1 basis. Assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, our Series 1 Class B preferred shares will automatically convert into Class A common shares at a conversion ratio that is equal to             Class A common shares for each Series 1 Class B preferred share.

          Our Series 1 Class B preferred shares are convertible into the number of Class A common shares determined by dividing the original issue price of the Series 1 Class B preferred shares of C$15.52125 per share (rounded to C$15.52 in this prospectus) by the conversion price of the Series 1 Class B preferred shares in effect at the time of conversion. The initial conversion price for the Series 1 Class B preferred shares is C$15.52, resulting in an initial conversion ratio that is one Class A common share for each Series 1 Class B preferred share. The conversion price of the Series 1 Class B preferred shares is subject to adjustment immediately prior to the closing of this offering. The adjustment to the conversion ratio will be determined by multiplying the initial conversion price for the Series 1 Class B preferred shares, or C$15.52, by a fraction, the numerator of which is the initial public offering price per share and the denominator of which is 1.5 times the original issue price for the Series 1 Class B preferred shares, or C$23.28.

          The following table shows the effect of various initial public offering prices within the price range set forth on the cover page of this prospectus, on the Series 1 Class B preferred share conversion ratio and on our capitalization following the closing of this offering on a pro forma basis to reflect the applicable conversion ratio adjustments and other assumptions set forth in the capitalization table above. The initial public offering prices shown below are hypothetical and illustrative.

Assumed initial public offering price ($) (A)	Series 1 Class B preferred shares conversion price (B)=C$15.52*(A)/C$23.28	Series 1 Class B preferred share into Class A common share conversion ratio (C)=C$15.52/(B)	Class A common shares issuable upon conversion of Series 1 Class B preferred shares	Total common shares outstanding after this offering

DILUTION

          If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering. The historical net tangible book value of our common shares as of December 31, 2011 was (C$53.0 million), or (C$21.92) per share. The negative amount is attributable to our preferred shares being classified as a liability. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding common shares.

          After giving effect to (a) the automatic conversion of all of our outstanding preferred shares into                  Class A common shares (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), (b) the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares and (c) the redesignation of our Class A common shares as common shares, our pro forma net tangible book value as of December 31, 2011 would have been approximately C$              million, or C$             per share.

          After giving further effect to the receipt of the net proceeds from our sale of                  common shares at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately C$              million, or C$             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of C$             per share to our existing shareholders and an immediate dilution of C$             per share to investors purchasing common shares in this offering.

          The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share(1)		C$
Pro forma net tangible book value per share as of December 31, 2011	C$
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		C$

(1)
Based on an assumed initial public offering price per share of $        after conversion into Canadian dollars.

          Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the pro forma as adjusted net tangible book value by C$             per share and the dilution to new investors by C$             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of common shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by approximately C$             per share and the dilution to new investors by C$             per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be C$             per

share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be C$             per share.

          The table below summarizes as of December 31, 2011, on a pro forma as adjusted basis described above, the number of our common shares, the total consideration and the average price per share (i) paid to us by our existing shareholders and (ii) to be paid by new investors purchasing our common shares in this offering at an assumed initial public offering price of $             per share (or C$             per share), the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands)
Existing shareholders			%	C$		%	$
New investors

Total		100.0%			100.0%

          The above discussion and tables are based on             of our common shares outstanding as of December 31, 2011 after giving effect to (a) the automatic conversion of all of our outstanding preferred shares into                  Class A common shares (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus), (b) the automatic conversion of all of our outstanding Class B and Class C common shares into 139,768 Class A common shares and (c) the redesignation of our Class A common shares as common shares immediately prior to the closing of this offering and exclude:

  •
  1,185,488 common shares issuable upon the exercise of outstanding options as of December 31, 2011 pursuant to our stock option plan, at a weighted-average exercise price of C$0.71 per share;

  •
  4,479,080 common shares available for future issuance under our equity incentive plan, which will become effective as of the date that the registration statement, of which this prospectus forms part, is declared effective (of which options to purchase 802,112 common shares will be granted to our directors, executive officers and non-executive employees on the date that the registration statement, of which this prospectus forms a part, is declared effective);

  •
  283,680 common shares issuable upon the exercise of the performance warrants outstanding as of December 31, 2011, at a weighted-average exercise price of C$5.75 per share;

  •
  common shares issuable upon the exercise of warrants outstanding as of December 31, 2011 at a weighted-average exercise price of C$         per common share (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus); and

  •
  common shares (assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to be issued in connection with the acquisition of Afina Energy Inc., which we expect to occur immediately following the closing of this offering. For a description of this transaction, see "Certain Relationships and Related Person Transactions."

          To the extent that any outstanding options or warrants are exercised, new options are issued under our equity incentive plan or we issue additional common shares in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our stock option plan, equity incentive plan and warrants as of December 31, 2011 were exercised, then our existing shareholders, including the holders of these options and warrants, would own         %, and our new investors would own         %, of the total number of our common shares outstanding upon the closing of this offering. In such event, the total consideration paid by our existing shareholders, including the holders of these options and warrants, would be approximately C$              million, or         %, the total consideration paid by our new investors would be C$              million, or         %, the average price per share paid by our existing shareholders would be C$             and the average price per share paid by our new investors would be C$             .

SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth our selected consolidated financial data for the periods, and as of the dates, indicated. Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of comprehensive operations data for the years ended December 31, 2009, 2010 and 2011 as well as the consolidated statements of financial position data as of December 31, 2010 and 2011 are derived from the audited consolidated financial statements and the related notes thereto that are included elsewhere in this prospectus. The consolidated statement of financial position data as of December 31, 2008 and 2009 and the consolidated statements of comprehensive operations data for the year ended December 31, 2008 are derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

          Financial data for the year ended December 31, 2007 has been omitted as we adopted IFRS with a transition date of January 1, 2008, and therefore, do not have IFRS data for periods prior to January 1, 2008.

	Year Ended December 31,
	2008		2009		2010		2011
	(In thousands, except share and per share data)
Consolidated Statements of Comprehensive Operations Data:
Revenue	C$	—	C$	691	C$	443	C$	—
Other income		2,872		5,030		2,358		3,322

Total		2,872		5,721		2,801		3,322
Expenses:
Operating and administrative		5,083		6,112		11,519		23,225
Research and development		3,828		2,950		2,614		4,323
Finance costs		93		482		763		2,399
Finance income		(170)		(85)		(224)		(451)

Net loss	C$	(5,962)	C$	(3,738)	C$	(11,871)	C$	(26,174)

Net loss per share, basic and diluted	C$	(4.95)	C$	(2.72)	C$	(5.18)	C$	(10.90)

Weighted-average common shares outstanding, basic and diluted		1,204,120		1,374,328		2,290,144		2,400,477

Pro forma net loss per share, basic and diluted(1) (unaudited)							C$	(1.41)

Pro forma weighted-average common shares used to compute pro forma net loss per share, basic and diluted(1) (unaudited)								17,783,263

(1)
Pro forma basic and diluted net loss per share have been computed to give retrospective effect to the conversion of all of our outstanding preferred shares to common shares (assuming a conversion ratio equal to                  Class A common shares for each Series 1 Class B preferred share based on an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus and a 1-for-1 conversion ratio for our other preferred shares), using the if-converted method, for the year ended December 31, 2011, respectively, as if the conversion had occurred as of January 1, 2011, or the original issue date of the preferred shares if later. This data is presented for informational purposes only and does not purport to indicate our loss per share as of any future date and will change based on the actual conversion ratio of our preferred shares into Class A common shares to take place immediately prior to the closing of this offering. For more information, see the section titled "Capitalization — Conversion of Our Series 1 Class B Preferred Shares".

Refer to Note 27 "Supplemental Information—Pro forma Loss Per Share (unaudited)" of the consolidated financial statement for further information. If the price per common share offered in connection with this offering is less than C$23.28 per common share, a non-recurring, non-cash charge of approximately C$40.6 million will be recorded to the consolidated statement of comprehensive operations in the period in which the conversion takes place. This charge (1) is not reflected in the pro forma basic and diluted net loss per share as set forth above; and (2) would not impact total shareholders' equity as the resulting increase in common shares would have a corresponding increase in the deficit.

	As of December 31,
	2008		2009		2010		2011
	(In thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	C$	4,168	C$	4,769	C$	18,220	C$	54,687
Property, plant and equipment, net		17,261		20,098		33,430		58,423
Working capital(1)		(8,091)		(7,026)		21,752		39,236
Total assets		28,182		34,940		62,191		131,232
Long-term debt (including current portion)		40		5,104		3,263		3,357
Deferred credits		4,151		8,073		10,952		10,106
Convertible preferred shares		12,744		12,809		66,039		136,301
Total shareholders' equity (deficit)		(7,326)		(10,897)		(21,874)		(47,554)

(1)
Working capital equals current assets less current liabilities. Current liabilities includes a C$15.2 million liability payable only upon a change of control of the company. See Note 13 "Enerkem Alberta Biofuels LP" of the consolidated financial statements for further information.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

          The audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 are prepared pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

          Our functional currency is CDN dollars and our reporting currency is CDN dollars. All amounts included herein are unaudited unless otherwise indicated.

Overview

          We develop renewable biofuels and chemicals from waste using our proprietary thermochemical technology platform.

          We intend to take advantage of the abundant supply of municipal solid waste, or MSW, which we expect to be paid to take and use as feedstock, to produce profitable, second-generation biofuels that provide a sustainable alternative to landfilling and incineration. We believe that our waste-based biofuels provide one of the most advanced solutions to the growing world demand for renewable sources of energy, while also addressing the challenges associated with waste disposal and greenhouse gas, or GHG, emissions. Our primary focus is on the commercial production of cellulosic ethanol. We further intend to expand to multiple products beyond ethanol by taking advantage of our ability to produce a chemical-grade syngas that will serve as a key intermediate for the production of renewable chemicals.

          We designed, built and operate a commercial demonstration facility in Westbury, Canada as part of a comprehensive program to scale-up our technology. We believe that the Westbury facility, which is designed to operate on a continuous basis and to produce commercial products, is one of the largest thermochemical facilities to process heterogeneous waste material as feedstock.

          We have initiated our commercial roll-out with several identified projects in Canada and the United States, and with our first standard 10 million gallons per year, or MMGPY, commercial facility currently under construction in Edmonton, Canada. We intend to build, own and operate certain of our facilities. We also intend to capitalize on additional opportunities to sell systems utilizing our proprietary technology platform to select strategic partners.

Recent Developments

Forward Share Split

          In February 2012, we amended our articles of incorporation in order to effect an 8-for-1 forward split on all of our common shares and preferred shares.

Lighthouse Capital Partners

          In February 2012, we drew down the remaining $12.0 million of the $15.0 million debt facility with Lighthouse Capital Partners VI, L.P. In connection with the draw down, the warrant previously issued to Lighthouse Capital Partners VI, L.P. became exercisable for 93,184 Series 1 Class B preferred shares. Following the closing of this offering, the warrant will be exercisable for             common shares.

U.S. Department of Agriculture Loan Guarantee

          In January 2012, we entered into a conditional commitment letter with the USDA providing for an $80.0 million loan guarantee. The conditional commitment letter provides for a guarantee for 80% of loans related to our Pontotoc facility. For more information, see "— Our Commercial Deployment Plan — Pontotoc, Mississippi."

Our Commercial Deployment Plan

Westbury, Canada

          We built our Westbury commercial demonstration facility in multiple phases. We completed the initial phase of the construction in 2009, at which point the facility began converting waste material into syngas, which is a key intermediate for the production of various chemicals, including methanol. We completed the installation of methanol production equipment in Westbury in 2011, and the facility commenced production of methanol in June 2011. We intend to add ethanol production equipment to the Westbury facility in 2012 to enable a production capacity of 1.3MMGPY. We have an offtake agreement with GreenField Ethanol for the purchase of all the ethanol to be produced at this facility.

Edmonton, Canada

          In 2010, we commenced construction of our first standard 10MMGPY commercial facility in Edmonton. We intend to build, own and operate this facility, which is located on a municipal landfill to provide us proximity to feedstock. We have secured a 25 year MSW feedstock supply agreement with the City of Edmonton. We expect to ready our Edmonton facility for methanol production in the first quarter of 2013. We will sell the methanol produced by the Edmonton facility to Methanex Corporation, a global leader in methanol production and marketing, under an offtake agreement. As of December 31, 2011, we have invested C$19.2 million in the construction of the facility and have entered into commitments of C$27.7 million, primarily under fixed-price contracts for equipment purchases.

          We estimate the initial construction costs to ready the facility for methanol production to be approximately C$80.0 million, plus finance costs. We expect to finance the development of the facility with C$23.4 million in government financial assistance, of which C$7.9 million has been received as of December 31, 2011, an aggregate of C$15.0 million in equity investments received in December 2011 from Waste Management of Canada Corporation and EB Investments ULC and the balance from our available cash and net proceeds from this offering. As a result of these investments, we had an ownership interest of 33% in the facility. Upon completion of the agreed upon capital contributions, which we expect will be completed in the first quarter of 2013, we will have an ownership interest of 71% in the facility and Waste Management of Canada Corporation and EB Investments ULC will each have an ownership interest of 14.5% in the facility.

          We estimate the additional costs to ready the facility for ethanol production to be approximately C$25.0 million, plus finance costs. The Edmonton facility will entail a 7x scale-up in throughput capacity from our Westbury facility with only an approximate 2x increase in gasification and gas conditioning equipment size. We believe this facility represents the first collaboration between a waste-to-biofuels company and a metropolitan center to address its waste disposal challenges.

Pontotoc, Mississippi

          We plan to commence construction of an additional 10MMGPY commercial facility in Pontotoc in the fourth quarter of 2012. The Pontotoc facility will be located on a landfill site and will be constructed by our wholly-owned subsidiary Enerkem Mississippi Biofuels LLC. We estimate that it will take approximately 18 months to build the facility.

          In December 2009, we were awarded U.S. Department of Energy, or DOE, conditional financial assistance of $50.0 million under the American Recovery and Reinvestment Act of 2009 — Demonstration of Integrated Biorefinery Operations Program, for the development of the Pontotoc facility. Our receipt of this financial assistance from the DOE is contingent on us satisfying various conditions, including: (1) funding at least one half of the project ourselves under a cost-sharing arrangement with the DOE; (2) providing a contingency amount in available funds; (3) submitting an environmental evaluation report addressing any National Environmental Policy Act issues; (4) obtaining necessary permits; and (5) complying with applicable federal, state and municipal laws, codes and regulations for work performed. This contingency amount will equal 25% of the eligible project costs, including certain capital expenditures and operating expenses, net of expenses incurred during the planning and engineering phase of the project. As of December 31, 2011, we have received $3.1 million (or C$3.1 million) from the DOE. In January 2012, we also obtained a conditional commitment for an $80.0 million loan guarantee by the U.S. Department of Agriculture, or USDA. The conditional commitment letter provides for a guarantee for 80% of loans related to the project and is contingent on us satisfying various conditions, including: (1) receiving confirmation from the DOE that we are satisfying the conditions to continue receiving financial assistance; (2) applying our available cash towards at least 20% of eligible project costs; (3) satisfying certain financial covenants including a debt coverage ratio of 1.0 or higher, a debt-to-tangible net worth ratio of 4:1 or lower and a loan-to-value ratio of no more than 1.0; and (4) establishing and maintaining a debt service reserve account which covers principal and interest payments for 12 months.

          We plan to initiate the construction of the Pontotoc facility once we have achieved the following key milestones: (1) satisfy the DOE conditions to proceed to the second phase of the DOE financial assistance agreement; (2) enter into a ground lease and a definitive MSW feedstock supply agreement with the municipal landfill agency; (3) enter into a definitive loan guarantee agreement with the USDA and raise the underlying project-level debt; and (4) complete the permitting process.

          As of December 31, 2011, we have incurred $3.8 million on this project, and $3.0 million was deposited with local state power suppliers for the installation of electricity supply. We expect the initial construction costs to be approximately C$90.0 million to C$100.0 million, plus finance costs. In addition, the local landfill agency plans to construct an MSW pre-treatment facility. We are currently in discussions to provide financing assistance to this agency. We expect to finance these facilities with the DOE conditional financial assistance, project-level debt guaranteed by the USDA and project-level equity.

Varennes, Canada

          We also plan to commence construction of a 10MMGPY commercial facility in Varennes as early as the first quarter of 2013. We estimate that it will take approximately 18 months after commencement of construction to build the facility. This facility will be constructed by Varennes Cellulosic Ethanol L.P., a 50/50 joint venture with GreenField Ethanol Inc., one of the largest ethanol producers in Canada. The Varennes facility will be located on the site of GreenField's grain ethanol facility in Varennes and we anticipate converting commercial waste and construction and demolition debris into cellulosic ethanol. We believe the integration with GreenField's first-generation ethanol facility will allow us to take advantage of certain existing infrastructure improvements at the site. The Quebec government has conditionally approved C$18.0 million in financial assistance and a C$9.0 million loan for the construction of the Varennes facility. We are currently in discussions with the Quebec government to finalize the contractual arrangements for this financial support. The C$18.0 million of financial assistance under negotiation will be contingent on satisfying certain conditions, including that: (1) the funds be used in the manner defined in the grant documentation; (2) all unused funds be reimbursed on the expiration of the agreement; and (3) an annual audited report be submitted detailing the expenses incurred and used by the grant and other sources of financial contribution. The financial assistance of C$9.0 million under negotiation will be contingent on satisfying various conditions, including: (1) securing a financial contribution by the Canadian government at least equivalent to the Quebec government's contribution; (2) evidencing the partners' own capital contributions to the project; and (3) satisfying certain financial covenants. In October 2010, the partnership applied for an interest-free loan for up to C$33.0 million from Sustainable Development Technology Canada, or SDTC, under its NextGen Biofuels Fund, in part, to secure the financial contribution by the Canadian government that is required in order to obtain the Quebec government's C$9.0 million in financial assistance. We expect that the construction of the Varennes facility will be financed with the Quebec financial assistance and loan, the NextGen interest-free loan and project-level equity from us and GreenField Ethanol.

          In order to initiate the construction of the Varennes facility we must achieve the following key milestones: (1) complete the permitting process; (2) enter into a ground lease and a definitive feedstock supply agreement; (3) obtain the NextGen loan; and (4) finalize the funding with the Quebec Government.

          As of December 31, 2011, we have not incurred any material expenses in connection with the construction of the Varennes facility. We estimate that initial construction costs for the Varennes facility will be approximately C$90.0 million to C$100.0 million, plus finance costs.

Waste Management and Valero

          In addition to projects that we build, own and operate, we intend to capitalize on additional opportunities to sell systems utilizing our proprietary technology platform to select strategic partners. To this end, we have entered into non-binding arrangements, and we are currently negotiating definitive commercial development agreements, relating to commercial arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation, which is an affiliate of Waste Management, and Valero. Our term sheet with an affiliate of Waste Management contemplates the sale of systems utilizing our proprietary technology platform for the potential development of up to six sites with a combined ethanol production capacity of 100-120MMGPY. With Valero, we have entered into a non-binding term sheet to sell our systems for the development of up to six stand-alone facilities with a combined ethanol production capacity of 80-250MMGPY and additional facilities to be co-located with existing Valero facilities. We expect that our arrangements with Waste Management and Valero would also provide us with an option to own up to 49.5% or 50.0% of these facilities, respectively. Our relationships with these strategic partners will enhance our production and distribution reach with access to feedstock supply and offtake and distribution channels. We intend to pursue additional strategic relationships in order to take advantage of the growing demand for our waste-based biofuels solutions and to increase the market penetration of our proprietary technology platform.

Other Projects and Considerations

          We have prioritized, based on specific selection criteria, 68 landfills in the United States as potential sites for development by us or our strategic partners. These locations represent a combined waste inflow of 40 million metric tons of unsorted MSW, which represents a potential production of 2 billion gallons of ethanol per year using approximately 200 of our standard 10MMGPY modules.

          Our largest expenditures are expected to be the capital costs associated with the construction of our 10MMGPY commercial production facilities. The costs are comprised of site preparation, utilities, permitting, facility construction, equipment, start-up and related financing costs. In the near term we expect to hire additional employees as well as incur contract-related expenses as we continue to invest in scaling our engineering, project management, supply chain and research and development.

          Successful commercial deployment of systems utilizing our proprietary technology platform and, ultimately, the attainment of profitable operations are dependent upon future events, including obtaining adequate financing and successfully completing our development activities.

Factors Affecting our Future Financial Results

Revenue

          As part of our business strategy, we intend to build, own and operate commercial production facilities. Although we have not generated revenue from operating commercial production facilities to date, we expect to generate revenue from future sales of methanol, ethanol and chemicals from our Westbury facility and our other planned commercial production facilities.

          We also expect to receive payments, commonly referred to as tipping fees, from municipalities and waste managers for taking MSW as feedstock. We believe that every $10.00 per metric ton of tipping fees that we receive is the equivalent of approximately $0.12 per gallon. In addition, we intend to capitalize on additional opportunities to sell systems utilizing our proprietary technology platform to select strategic partners. We expect revenue from the sale of our systems to consist of licensing fees, royalty fees and revenue from the supply of equipment.

          We, together with one or more of our strategic shareholders, may form joint ventures, partnerships or other arrangements, or we may make equity investments in other entities, to develop and construct commercial facilities using our proprietary technology platform. We will consolidate the results of entities we control. To the extent we own minority interests in any entity over which we have significant influence or an investment in a joint venture, we will account for these interests using the equity method, and as a result, we will not recognize revenue from the sale of ethanol and other products produced from such facilities. We will, however, recognize our proportionate share of the facilities' net income or losses. We expect to recognize our share of the assets, liabilities, revenue and expenses of joint operations. The accounting will depend on the specific facts and circumstances related to our investment in the entity.

          The amount of revenue we generate will primarily depend on:

  •
  our production levels;

  •
  commodity prices;

  •
  cellulosic ethanol pricing dynamics under RFS2;

  •
  Canadian government production incentives; and

  •
  foreign exchange rates.

Cost of Revenue

          We expect our cost of revenue to consist of:

  •
  Facility-related variable costs, which are expected to include oxygen, electricity, catalysts, chemicals, consumables, waste disposal and water treatment related costs. In certain facilities, we may also incur costs to procure, sort and transport feedstock to the facility.

  •
  Facility-related fixed costs, which are expected to include maintenance, testing, environmental, and administrative and facility personnel. Other fixed costs primarily include maintenance materials and services, energy, depreciation, insurance and property taxes. Depreciation expense will be derived mainly from our production facility assets which are expected to have estimated useful lives ranging from 20 to 30 years.

          In our standard commercial facility producing 10MMGPY, we believe that our operating costs, before depreciation and amortization, will be $1.50 to $1.70 per gallon in the United States, and C$1.50 to C$1.70 per gallon in Canada (or $1.87 to $2.07 per gallon in the United States, and C$1.87 to C$2.07 per gallon in Canada, after depreciation and amortization). We estimate that we can reduce our operating costs before depreciation and amortization, to approximately $1.05 to $1.25 per gallon in the United States, and to approximately C$1.05 to C$1.25 per gallon in Canada, (or $1.24 to $1.44 per gallon in the United States, and C$1.24 to C$1.44 per gallon in Canada, after depreciation and amortization) by building larger facilities composed of four of our standard 10MMGPY modules producing 40MMGPY.

          Our preventive maintenance program will be similar to standard programs in the chemical and petroleum industry. We are planning to run an annual maintenance program of approximately 22 to 26 days of shutdown including 2 shutdowns of approximately 5 days each. In addition, we plan to perform a major overhaul every 7 to 10 years, which may add up to 10 days of shutdown to our standard annual maintenance program.

Operating Expenses

          Our operating expenses consist primarily of operating, administrative and research and development expenses. Operating expenses are recognized as they are incurred. Personnel-related costs are the most significant component of each of these expense categories. Personnel-related costs include employee wages, benefits and share-based compensation expense. We expect to continue to hire new employees in order to support our anticipated growth and status as a publicly-traded company. In any particular period, the timing of additional hires could materially affect our operating expenses. We anticipate that our operating expenses will continue to increase for the foreseeable future as our company continues to grow.

Other Drivers of our Future Financial Results

          We expect the principal drivers of our future financial results to consist of:

          Economies of Scale.    We expect to realize cost saving benefits as we increase the scale-up of our facilities from a one module facility with 10MMGPY commercial production capacity to a four module facility with 40MMGPY commercial production capacity. We expect our 40MMGPY facilities to benefit from lower variable and fixed costs on a per gallon basis due to economies of scale on key processing costs, improved energy efficiency, as well as the lower ratio of personnel to production capacity. We expect such cost savings to lower our unit production costs and improve our margins.

          Learning curve efficiencies.    As we continue the development, construction and operation of our planned commercial production facilities, we expect to identify cost and time savings that we can employ in subsequent projects to reduce our overall capital investment per unit over time.

          Equipment cost reduction.    Equipment procurement and fabrication remains a large component of our capital expenditures. In order to reduce these costs, we are continuing to diversify our supply chain and grow our strategic sourcing functions in order to optimize our access to reliable international equipment manufacturers.

Historical Components of Revenue and Expense

          We have generated limited revenue to date and have funded our research and development activities and construction of our facilities primarily through government financial assistance, investment tax credits, debt and equity issuances. We have incurred significant expenses in developing our technology, facilities and corporate infrastructure. Our cash expenditures have consisted primarily of construction and project management costs relating to the construction of these facilities, operating and administrative expenses, professional and consulting costs, research and development expenses relating to the development of our technologies, and finance expenses.

          To date, we have focused on the construction of our Edmonton facility, the installation of methanol production equipment at our Westbury facility and building our corporate infrastructure. Expenditures for property, plant and equipment, as well as personnel and consulting costs, have represented our most significant use of funds.

Revenue

          Revenue to date consists of licensing fees and facility testing fees.

          Licensing Fees.    Licensing fees consist of third-party licenses to our technology. Licensing fees are recognized as earned once the technology has been transferred, collectability is reasonably assured, and we have no remaining obligations to perform. To date, we have entered into one licensing fee arrangement.

          Facility Testing Fees.    Facility testing fees consist of fees earned from feedstock suppliers and partners for testing waste feedstock in order to determine the level of production of fuel and chemicals that can be produced from such waste. Facility testing fees are recognized once feedstock is processed, collectability is reasonably assured, related costs can be measured reliably and the testing report is issued.

Other Income

          Other income consists of (1) government financial assistance; (2) investment tax credits on research and development; and (3) a development fee.

          Government Financial Assistance.    We consistently seek to obtain new Canadian and U.S. federal, state, provincial and local government financial assistance. Government financial assistance is recorded when there is reasonable assurance that we will comply with the relevant conditions and the financial assistance will be received. Financial assistance relating to property, plant and equipment is presented as a deferred credit and is amortized over the useful life of the underlying asset commencing upon the use of the asset in commercial production. Financial assistance relating to operating expenses are recognized as other income as such expenses are incurred. Regulating authorities routinely examine and approve documentation supporting investments in property, plant and equipment and operating expenses and upon examination may determine to adjust the amount of financial assistance income we receive.

          Investment Tax Credits on Research and Development Expenses.    We are reimbursed by Canadian tax authorities for a portion of our qualifying research and development expenses. Investment tax credits on eligible operating expenditures are recognized as other income in the period in which the expense is incurred. Investment tax credits are recorded as other income when there is reasonable assurance that we will comply with the relevant conditions and payment will be received. Regulating authorities routinely examine and approve documentation supporting research and development expenses and upon examination may determine to reimburse us for an amount that is different than the amount of investment tax credits we had recognized as other income.

          Development Fee.    The development fee relates to financial assistance we received for operating expenses incurred at our Edmonton facility.

Operating Expenses

          Our operating expenses consist primarily of operating, administrative and research and development expenses, and are recognized as they are incurred. Personnel-related costs, which include employee wages, benefits and share-based compensation expense, are the most significant component of each of these expense categories.

          Operating and Administrative.    Operating and administrative expenses consist primarily of personnel-related costs, which include employee wages, benefits and share-based compensation expense, engineering, supply chain, corporate administration, professional and legal services, third-party contract manufacturing and facility overhead expenses. Professional services consist primarily of consulting, external legal, accounting and temporary services. In addition, these costs include the cost of operating our commercial demonstration facility in Westbury.

          Research and Development.    Research and development expenses include costs incurred in the development of internal projects and consist primarily of salaries and benefits for our research and development personnel, including professional fees and third-party contract manufacturing, facility and overhead costs and laboratory materials and supplies. Research and development expenses also include the costs of laboratory research, process and prototype development and operations. In addition, the costs of construction, alterations and upgrades to our commercial demonstration facility are capitalized to the cost of the facility.

          Finance Costs.    Finance costs consist of interest and financing fees on long-term debt and convertible debentures, amortization of preferred share issuance fees, foreign exchange losses, losses arising from changes in the fair value of liability classified warrants, net of borrowing costs capitalized to property, plant and equipment. In accordance with IFRS, we capitalize our long-term borrowing costs to property, plant and equipment as our debt is directly related to the construction of our plants and the financing of equipment required for their operation.

          Finance Income.    Finance income consists of income from our cash, cash equivalents and term deposits, foreign exchange gains and gains arising from changes in fair value of liability classified warrants.

Income Taxes

          We are subject to Canadian federal and provincial taxes and United States federal and state taxes on our taxable income. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to our history of losses, we have not recorded any deferred tax assets.

Results of Operations

          The following table sets forth our consolidated results of operations for the periods shown:

	Years Ended December 31,
	2009		2010		2011
	(In thousands)
Revenue	C$	691	C$	443	C$	—
Other income		5,030		2,358		3,322

Total		5,721		2,801		3,322
Expenses:
Operating and administrative		6,112		11,519		23,225
Research and development		2,950		2,614		4,323
Finance costs		482		763		2,399
Finance income		(85)		(224)		(451)

Net loss	C$	(3,738)	C$	(11,871)	C$	(26,174)

Year Ended December 31, 2010 compared to the Year Ended December 31, 2011

	Year Ended December 31,
	2010		2011		Change
	(In thousands)
Revenue	C$	443	C$	—	C$	(443)
Other income		2,358		3,322		964

Total		2,801		3,322		521
Expenses:
Operating and administrative		11,519		23,225		11,706
Research and development		2,614		4,323		1,709
Finance costs		763		2,399		1,636
Finance income		(224)		(451)		(227)

          Revenue.    Revenue decreased by C$0.4 million from 2010 to 2011 as we had no revenue from licensing or facility testing agreements. During the year ended December 31, 2011, we focused on our internal operations, installing methanol production equipment and performing the related tests at our Westbury commercial demonstration facility, and as such, we did not perform any feedstock testing for third parties.

          Other Income.    Other income increased by C$1.0 million from 2010 to 2011, mainly due to a C$1.3 million increase in other income resulting from recognized government financial assistance, offset by a C$0.3 million adjustment to the refundable tax credits on research and development expenses claimed in previous years.

          Operating and Administrative.    Operating and administrative expenses increased by C$11.7 million from 2010 to 2011, primarily due to a C$4.5 million increase in personnel-related expenses and a C$0.8 million increase in human resources and recruitment costs. We incurred an increase of C$1.9 million and C$0.5 million in operating costs and depreciation, respectively, in Westbury as the facility began operations in the third quarter of 2011 and a C$2.3 million increase in operating costs of our Edmonton research facility. We also incurred an increase of C$0.5 million in professional fees related to our preparations to become a public company, including fees related to internal control development and testing, accounting assistance related to the conversion of our financial statements to IFRS, and additional legal and communication expenses.

          Research and Development.    Research and development expenses increased by C$1.7 million from 2010 to 2011 primarily due to a C$0.6 million increase in salaries and C$0.8 million increase in supplies and materials relating to various projects underway during the year ended December 31, 2011.

          Finance Costs.    Finance costs increased by C$1.6 million from 2010 to 2011, primarily due to a C$0.8 million increase in the value of preferred share warrants which are measured at fair value, with changes therein recognized through profit or loss and C$0.6 million increase in amortization of preferred share issuance costs.

          Finance Income.    Finance income increased C$0.2 million from 2010 to 2011, primarily due to increased interest income on higher cash balances in 2011 resulting from the proceeds of capital raising activities during the year ended December 31, 2011.

Year Ended December 31, 2009 compared to Year Ended December 31, 2010

	Years Ended December 31,
	2009		2010		Change
	(In thousands)
Revenue	C$	691	C$	443	C$	(248)
Other income		5,030		2,358		(2,672)

Total		5,721		2,801		(2,920)
Expenses:
Operating and administrative		6,112		11,519		5,407
Research and development		2,950		2,614		(336)
Finance costs		482		763		281
Finance income		(85)		(224)		(139)

          Revenue.    Revenue decreased C$0.2 million from 2009 to 2010 due to a decrease in facility testing fees. In 2009, we signed facility testing fee agreements with various parties allowing them to temporarily use our commercial demonstration facility for feedstock testing with a view to developing future commercial relationships. In 2009, revenue from these agreements was C$0.7 million compared to C$0.2 million in 2010. The decrease was offset by a C$0.3 million increase in licensing revenue.

          Other Income.    Other income decreased C$2.7 million from 2009 to 2010 as a result of a one-time development fee of C$3.5 million received in 2009 for expenses incurred in prior years related to the development of our Edmonton facility. In addition, we recorded C$1.2 million in reimbursable investment tax credits related to research and development performed in 2009. We did not record investment tax credits in 2010 primarily due to the allocation of project costs towards government financial assistance income. These items were offset by an increase of C$2.0 million in government financial assistance.

          Operating and Administrative.    Operating and administrative expenses increased C$5.4 million from 2009 to 2010 primarily due to a C$2.0 million increase in personnel-related costs related to higher headcount as we commenced commercial deployment activities. We also recorded an equipment impairment charge of C$1.0 million. In addition, in 2009 we were able to recuperate C$1.0 million in salaries from the Alberta government related to the Edmonton research and development center. In 2009, we employed internal personnel on this project and billed the government for their salaries. In 2010, we retained third-party consultants due to the different nature of the work, and as such did not recover internal salary costs. We also incurred a C$0.7 million increase in recruiting costs and general and administrative expenses.

          Research and Development.    Research and development expenses decreased C$0.3 million from 2009 to 2010 primarily as a result of lower third-party contractor and material costs related to the various projects that were underway during 2010.

          Finance Costs.    Finance costs increased C$0.3 million from 2009 to 2010 due to higher preferred share issue amortization costs resulting from the issuance of C$54.9 million of Series 4 Class A preferred shares in 2010. In 2009, we capitalized C$1.5 million in borrowing costs to our capital assets versus C$0.5 million in 2010 due to higher interest expense in 2009 from the convertible debentures which were converted in January 2010.

          Finance Income.    Finance income increased C$0.1 million from 2009 to 2010 as a result of interest from higher cash and cash equivalents balances in 2010.

Liquidity and Capital Resources

          As of December 31, 2011, we had cash and cash equivalents of C$54.7 million, C$0.6 million in term deposits and C$2.1 million in restricted cash for total cash resources of C$57.4 million.

          In January 2010, we issued 6,629,336 Series 4 Class A preferred shares for net cash consideration of C$35.9 million. In addition, C$16.8 million of convertible debentures, including accrued interest, were converted into 2,926,432 Series 4 Class A preferred shares. The proceeds were used to finance our development activities, including the installation of methanol production equipment at the Westbury commercial demonstration facility, construction costs at the Edmonton facility and funding of our operating and administrative costs. In April 2011 and July 2011, we raised net proceeds of C$55.8 million and C$13.4 million, respectively, from the issuance of Series 1 Class B preferred shares. The proceeds were used to finance our development activities, notably construction costs at the Edmonton facility, and our operating and administrative costs.

          We expect to incur operating losses for the foreseeable future as we seek to commercialize our proprietary systems. We believe that the proceeds from this offering, combined with our current cash and cash equivalents, term deposits, debt facilities, existing government support, and existing financial commitments from our project investors are sufficient to fund our planned operations for at least the next 12 months. Our commercial deployment efforts will require significant capital expenditures and related financing. If we are unable to obtain sufficient additional financing, we may have to delay, scale back or eliminate construction plans for future facilities, any of which could harm our business, financial condition and results of operations. We rely on existing cash resources, debt, equity capital markets and government financial support to satisfy our financing requirements. Any impediments to our ability to continue to meet the terms and conditions contained in our debt facilities and our government financial assistance, as well as our ability to access debt and equity capital markets, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to debt financing at reasonable interest rates will be influenced by the economic and credit market environment.

Contractual Obligations and Commitments

          The following is a summary of our contractual obligations and commitments as of December 31, 2011:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(In thousands)
Long-term debt, including interest payments(1)	C$	4,575	C$	1,030	C$	2,824	C$	612	C$	109
Operating leases		1,234		445		633		156		—
Purchase obligations(2)		27,671		27,671

Total	C$	33,480	C$	29,146	C$	3,457	C$	768	C$	109

(1)
Please refer to the section below titled "— Debt Facilities" for further information regarding our long-term debt.

(2)
Represents purchase orders for equipment and materials for the construction of our Edmonton facility.

          Subsequent to December 31, 2011 and not reflected in the above table, the following transactions occurred:

  •
  In February 2012, we drew an additional $12.0 million under the Lighthouse loan facility. Additional monthly payments of capital and interest of $0.4 million will commence in July 2012. Prior to that date, we will only make interest payments of $0.1 million per month.

  •
  We signed a lease in January 2012 for a period of five years ending on January 31, 2017. Additional annual lease payments amount to C$0.4 million.

          The above table does not reflect the potential redemption amounts of our convertible preferred shares and preferred shares issuable upon exercise of outstanding warrants, liability upon a change of control or deferred credits, as none of these obligations represent fixed contractual obligations. Please see the notes to the consolidated financial statements included elsewhere in this prospectus for further information.

Debt Facilities

          The following table summarizes our long-term debt, including the current portion:

	As of December 31,
	2009		2010		2011
	(In thousands)
Loans	C$	5,104	C$	3,263	C$	3,172
Finance lease(1)		—		—		185

Total long-term debt	C$	5,104	C$	3,263	C$	3,357

(1)
For equipment at our Westbury facility.

          In February 2012, we drew an additional $12.0 million under the Lighthouse loan facility. Additional monthly payments of capital and interest of $0.4 million will commence in July 2012. Prior to that date, we will make interest payments only.

Loans

  Multi-Mécanique du Bâtiment

          In March 2009, we entered into a business loan agreement with Multi-Mécanique du Bâtiment in the aggregate principal amount of C$1.0 million. The funds were used for the construction of, and equipment for, the Westbury facility. The loan is secured by real property at our Westbury facility and carries interest at 6.0% per annum, payable in monthly installments of C$18,971 in principal and interest and matures in January 2014. As of December 31, 2011, the outstanding balance under this loan was C$0.5 million.

  Lighthouse Capital Partners

          In July 2011, we entered into a $15.0 million debt facility with Lighthouse Capital Partners VI, L.P. The loan has a term of 4 years and bears interest at 9.0% per annum. In the first year, payments are interest only and the remaining payments will include an amortization of principal and interest. In addition to the remaining principal amount due at maturity, there is an additional payment at maturity equal to 8.0% of the amount drawn under the facility. Pursuant to the terms of the loan, we were required to draw $3.0 million from the facility in July 2011 and we had until the earlier of the closing of this offering and March 2012 to draw the remaining $12.0 million, which was drawn in February 2012. In connection with entering into this facility, we issued to Lighthouse Capital Partners VI, L.P. a warrant to purchase up to 93,184 Series 1 Class B preferred shares at C$15.52 per share. The warrant expires on the earlier of June 30, 2019 or the second anniversary of the closing of an initial public offering. Upon the closing of this offering, the warrant will be exercisable for             common shares.

          The debt facility contains restrictions relating to cash balances that can be maintained by certain of our subsidiaries and other customary covenants and obligations.

          Our obligations under the debt facility are secured by liens on all our movable personal property, other than our intellectual property, and by a pledge of the shares of all our subsidiaries. In addition, Enerkem Corporation, our wholly-owned subsidiary, has guaranteed our obligations under the facility and also granted Lighthouse Capital Partners VI, L.P. a security interest in its movable personal property, other than its intellectual property.

Government Financing Awards

          We rely on various sources of governmental financial support to partially fund our current projects, and are subject to the potential risk of adverse policy changes towards the public funding of innovative alternative fuels technologies that could result in the termination of programs under which we currently receive such funding. Although multi-year funding agreements may be planned and awarded, funds are generally appropriated on a fiscal year basis even when a program or a contract may continue for several years. Consequently, programs or contracts are often partially funded at the outset and additional funds may become committed only as appropriations are reauthorized in the annual budgeting process. Therefore, even if we are awarded a multi-year contract, the contract may not be fully funded. In addition, such government funding is generally subject to termination in the event that we fail to satisfy our obligations under the funding agreement and associated complex U.S. and Canadian laws and regulations. If we are unable to raise sufficient funds or to maintain existing or obtain new governmental financial support, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited.

          We have received the following government financing awards:

  City of Edmonton and Alberta Innovates — Energy and Environment Solutions

          In May 2009, the City of Edmonton and Alberta Innovates — Energy and Environment Solutions agreed to contribute C$20.0 million to the Edmonton facility for its design, construction and operation. This financial contribution is part of the agreement we entered into with the City of Edmonton, which provides that the funds are to be disbursed in installments, upon the achievement of mutually agreed project milestones. As at December 31, 2011, we have received C$6.6 million from such financial assistance.

  United States Department of Energy

          In December 2009, we were awarded $50.0 million of financial assistance by the DOE under the American Recovery and Reinvestment Act of 2009 — Demonstration of Integrated Biorefinery Operations Program for the development and construction of the Pontotoc facility. Under this award, the DOE will reimburse a certain percentage of admissible project costs incurred by us, up to $50.0 million. Such funds are available for reimbursement until September 30, 2015. The financial assistance is divided into two sub-awards, referred to as budget periods. Budget period 1 covers project planning and basic design activities and budget period 2 comprises detailed facility design, construction and operations. The commencement of each budget period is subject to the submission of required documentation, such as a project management plan, project execution plan, detailed budget justification, cost-share commitment and proof of required contingency. We are currently under budget period 1, which will extend until May 31, 2012, unless modified by common agreement between us and the DOE. As of December 31, 2011, we have received $3.1 million from the DOE pursuant to this award.

  Biorefining Commercialization and Market Development Program

          In March 2010, we were awarded C$3.4 million in financial assistance for the Edmonton facility from Alberta Energy under the Biorefining Commercialization and Market Development Program. We received the funds in exchange for a letter of credit in favor of the Government of Alberta in the same amount. As we incur costs that are eligible for reimbursement under this financial assistance, the Government of Alberta instructs the financial institution which issued the letter of credit to release the funds to us and concurrently reduces the balance of the letter of credit by the same amount. This process will continue until we have incurred the eligible costs to be entitled for the full amount of the financial assistance to be awarded. We have invested the restricted cash in a term deposit that yields 1%, maturing on various dates until March 31, 2012. As of December 31, 2011, we have received C$1.3 million from the Government of Alberta pursuant to this program.

Government Financing Awards Currently Under Negotiation

          We are pursuing additional government financial support. We may not successfully complete the application process or negotiations with these government entities. If we are unable to raise sufficient funds or to maintain existing or obtain new governmental financial support, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited.

          We are awaiting final decisions from government authorities with respect to the following:

  United States Department of Agriculture

          In January 2012, we entered into a conditional commitment letter with USDA for a $80.0 million loan guarantee for the construction of our Pontotoc facility. The conditional commitment provides for a guarantee on 80% of loans related to the project.

  Quebec Provincial Government — Le Ministère des Ressources Naturelles et de la Faune

          Le Ministère des Ressources naturelles et de la Faune has approved in principle an C$18.0 million financial assistance for the construction of our Varennes facility. The funds from this financial assistance would be paid based on milestones that have yet to be determined.

  Quebec Provincial Government — Investissement Québec

          Investissement Québec has approved in principle a C$9.0 million loan for the construction of our Varennes facility. The loan would be interest-free for a period of eight years and repayable in annual instalments after that period.

  Canadian Federal Government — Sustainable Development Technology Canada

          In April 2011, we applied for a C$33.0 million interest-free loan from Sustainable Development Technology Canada under its NextGen Biofuels Fund. The NextGen Biofuels Fund supports the establishment of first-of-kind large demonstration-scale facilities for the production of next-generation renewable fuels. Sustainable Development Technology Canada is currently in the final phase of due diligence. If awarded, the proceeds would be used for the construction of our Varennes facility.

Cash Flows

	Years Ended December 31,
	2009		2010		2011
	(In thousands)
Consolidated Statements of Cash Flows Data:
Cash flows used in operating activities	C$	(63)	C$	(9,732)	C$	(23,286)
Cash flows provided by financing activities		11,923		36,967		82,399
Cash flows used in investing activities		(10,893)		(13,744)		(22,633)

Operating Activities

          Net cash used in operating activities was C$23.3 million for 2011 primarily resulting from a C$26.2 million net loss. This amount was offset by C$1.4 million in non-cash financial expenses, C$1.0 million in depreciation and C$0.7 million in share-based compensation.

          Net cash used in operating activities for 2010 was C$9.7 million, primarily resulting from a C$11.9 million net loss. This amount was offset by a C$1.0 million impairment charge on equipment at the Westbury facility and a C$0.5 million net change in non-cash working capital items over the prior period.

          Net cash used in operating activities for 2009 was C$0.1 million, primarily resulting from a C$3.7 million net loss. This amount was offset by a C$3.4 million net change in non-cash working capital items, over the prior period.

Financing Activities

          Net cash provided by financing activities was C$82.4 million for 2011 due to C$69.2 million in net proceeds from the issuance of Series 1 Class B preferred shares, C$15.0 million in equity investment received from our partners in connection with the construction of the Edmonton facility and C$2.9 million in additional debt. This amount was offset by C$2.8 million in long-term debt repayment and C$2.4 million of deferred costs incurred in connection with our proposed initial public offering.

          Net cash provided by financing activities was C$37.0 million for 2010 of which C$35.9 million related to the net proceeds from the sale of Series 4 Class A preferred shares and C$2.9 million from proceeds from government financial assistance, partially offset by the repayment of C$1.9 million of long-term debt.

          Net cash provided by financing activities was C$11.9 million for 2009, which was due to C$4.7 million from the issuance of convertible debentures, C$4.6 million from the issuance of long-term debt and C$3.9 million from government financial assistance, partially offset by the repayment of C$1.3 million of long-term debt.

Investing Activities

          Net cash used in investing activities for 2011 was C$22.6 million, of which C$20.9 million was related to the purchase of property, plant and equipment, C$1.9 million in long term deposits made to local state power suppliers for the Pontotoc project and C$1.6 million in intangible assets related to the research and development facility in Edmonton. This amount was offset by C$1.3 million which was released from restricted cash and which related to financial assistance for the construction of the Edmonton facility.

          Net cash used in investing activities for 2010 was C$13.7 million and included C$13.4 million in purchases of equipment for our Westbury and Edmonton facilities, C$1.1 million in long term deposits made to local state power suppliers for the Pontotoc project and C$3.4 million of restricted cash invested in term deposits. These amounts were offset by C$4.0 million from the sale of term deposits.

          Net cash used in investing activities for 2009 was C$10.9 million and was comprised of C$6.9 million in equipment purchases, and C$4.0 million in purchases of term deposits.

Acquisitions

Acquisition of Afina Energy Inc.

          In December 2011, we entered into an agreement with certain of our existing shareholders to purchase all of the issued and outstanding shares of Afina Energy Inc., or Afina. We expect the closing for the acquisition of Afina to occur immediately following the closing of this offering for a purchase price equal to C$2.5 million, payable through the issuance of our common shares valued at the initial public offering price as set forth on the cover page of this prospectus. For more information, see the section titled "Certain Relationships and Related Person Transactions — Acquisition of Afina Energy Inc."

Off-Balance Sheet Arrangements

          During 2009, 2010 and 2011, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

          We are exposed to financial market risks, primarily changes in interest rates, currency exchange rates, and commodity prices.

Interest Rate Fluctuation Risk

          Our exposure to market changes in interest rates relates primarily to our short-term investment portfolio. We invest our cash in investments with short-term maturities or with frequent interest reset terms. As a result, our interest income fluctuates with short-term market conditions. As of December 31, 2011, our short term-term investment portfolio consisted of primarily fixed term deposits held for future capital expenditures and general corporate purposes. We are investing our short-term liquidities based on the guidelines included in our cash investment policy as approved by our board of directors. The primary objectives of our cash investment policy are preservation of capital, liquidity and investment return. Due to the short-term nature of these instruments, we do not believe that a change in interest rates would have a significant negative impact on our consolidated position or result of operations.

          As we have fixed rate debt, we are not subject to interest rate risk on our cash flows but the fair value of our debt may vary as a function of variations in market rates.

Foreign Currency Exchange Risk

          The majority of our cash flows, financial assets and liabilities are denominated in Canadian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. As of today, substantially all of our debt is denominated in U.S. dollars, which exposes us to foreign currency exchange risk. We also purchase property, plant and equipment in U.S. dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our exposure to currency risk to be significant. Going forward we anticipate that our sales and expenses will be denominated in the local currency of the country in which they occur. As a result, while our revenue and operating expenses are mostly economically hedged on a transactional basis, the translation of our operating results into Canadian dollars may be adversely affected by a strengthening Canadian currency once non-Canadian facilities are in operation. We may decide to manage our exposure to this risk by hedging our foreign currency exposure, principally through derivative contracts.

          Based on our foreign currency exposures to the U.S. dollar, varying the U.S. dollar exchange rate to reflect a 5.0% strengthening of the Canadian dollar would have decreased the net loss by approximately C$0.03 million at December 31, 2011, assuming that all other variables remained constant. An assumed 5.0% weakening of the Canadian dollar would have had an equal but opposite effect on the amount shown above, assuming that all other variables remained constant.

Commodity Price Risk

          Our current exposure to market risk for changes in commodity prices is minimal as we are not in commercial production. In the future, we will be exposed to the volatility of the price of methanol, ethanol and other products we manufacture. See "Risk Factors — Risks Related to our Business and Industry — Our business will be subject to fluctuations in commodity prices" for more information. It is unlikely that we will be able to enter into fixed-price contracts with purchasers for the sale of such products. However, we may decide to manage our exposure to this risk by hedging the price volatility of such products, principally through futures contracts.

Critical Accounting Policies and Estimates

          The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB.

          The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. The results of our analysis provide the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may vary from these estimates under different assumptions or conditions. We evaluate our estimates, judgments and assumptions on an on-going basis. We believe the following critical accounting policies involve significant areas of judgment and estimates.

Financial Assistance Recognition

  Government Financial Assistance

          For the majority of the government financial assistance we receive, we must purchase the equipment or incur the expense before we receive the funds. In most cases, we must complete and submit documentation to the regulating authorities who must clear our documentation before disbursing the funds to us. As a result, the risk that we will have to repay any of the government financial assistance we receive is significantly reduced. To date, we have not been required to repay any government financial assistance after we have received the funds.

          The clearance process described above is an on-going process. We currently have financial assistance receivable and deferred credits for which the clearance process may not be complete or for which the process is complete but for which we have not yet received the funds. There is, therefore, a risk that we may not receive funds for these receivables. We only recognize government financial assistance for financial statement purposes when we are reasonably assured that we have complied with the significant terms and conditions of the program.

          Deferred credits relate to cash proceeds from government financial assistance for various on-going projects. Financial assistance relating to property, plant and equipment is recorded as a deferred credit and is amortized over the useful life of the assets once the asset is available for its intended use. Financial assistance relating to operating expenses is recognized as other income in the period in which the related expense is incurred.

          Government financial assistance receivables are recorded when we are reasonably assured they will be received.

  Investment Tax Credits on Research and Development

          Reimbursable investment tax credits related to research and development expenses are recognized as other income in the period in which the related expenses are incurred. Investment tax credits must be examined and approved by regulating authorities and therefore the amounts of financial assistance may differ from those recorded. In general, our investment tax credit claims for eligible research and development expenses are examined by regulatory authorities prior to the disbursement of any funds to us. As a result, we believe the risk of repayment of these amounts is low. As of December 31, 2010 and December 31, 2011, C$1.2 million and C$0.9 million, respectively, was receivable from reimbursable tax credits.

          In January 2010, our status as a company changed from a Canadian Controlled Private Corporation as we became a U.S. controlled company, as defined by Canada Revenue Agency. As a result, the rates at which our research and development expenses are refunded by the Quebec Provincial Government were reduced. In addition, we are no longer eligible for cash refunds on our research and development expenses from the Canadian Federal Government, but instead receive tax credits which can be used against future income taxes payable.

Convertible Debentures

          In 2008 and 2009, we issued convertible debentures in the aggregate principal amount of C$15.7 million. In addition, we issued warrants which entitled the holders to acquire a variable number of our common shares based on the price of a future equity issuance or a fixed number of common shares upon the occurrence of a material event. The exercise price of the warrants was C$0.001 per share. All convertible debentures were converted to 2,926,432 Series 4 Class A preferred shares at an exercise price of C$5.75 per share and all related warrants were exercised for an aggregate of 806,056 Class A common shares in January 2010.

          The convertible debentures were hybrid instruments containing both a debt and equity component and an embedded derivative liability. In addition, the warrants were considered to be derivatives as the number of shares to be delivered upon exercise did not result in the delivery of a fixed number of shares for a fixed amount of cash.

          Upon initial recognition we determined the fair value of the embedded derivative and the warrants and allocated the residual proceeds received to the debt component of the convertible debenture. Subsequently, the debt component was measured at amortized cost using the effective interest rate method, and the embedded derivative and warrants were measured at fair value each period with changes in fair value recorded to profit and loss. The fair value of the embedded derivative and the warrants was calculated using valuation models primarily using inputs that are based on unobservable market data that are subjective in nature, including the volatility input and the current value of our underlying shares.

Long-term Debt Warrant Liability

          In connection with a loan by Atel Ventures, Inc. in March 2009, we issued warrants to our lender to purchase 77,456 Series 3 Class A preferred shares at a price of C$5.75 per share. The warrants expire at the earlier of: (1) March 13, 2016; (2) the fifth anniversary of the closing of an initial public offering; or (3) a change of control. The warrants are treated as a derivative liability and accounted for at fair value through profit or loss because the holder has the possibility to net settle the warrants in shares. Upon initial recognition, the fair value of the warrants was C$0.3 million and we allocated the residual of the proceeds received to the carrying amount of the loan. The loan is measured at amortized cost using the effective interest rate method.

          In connection with a loan by Lighthouse Capital Partners VI, L.P., we issued a share purchase warrant for which the lender is entitled to purchase a maximum of 93,184 Series 1 Class B preferred shares at a price of C$15.52 per share. The warrant expires on the earlier of: (1) June 30, 2019; or (2) the second anniversary of an initial public offering. At inception, 46,592 preferred shares were immediately available for purchase under the warrant. The warrant is treated as a derivative liability and accounted for at fair value through profit or loss because the holder has the possibility to net settle the instrument in shares. Upon initial recognition, the warrant's fair value for 46,592 preferred shares was C$428,862. The loan is measured at amortized cost using the effective interest rate method.

          The fair value of the warrants was calculated using a Black-Scholes pricing model using primarily inputs that are based on unobservable market data that are subjective in nature, including the volatility input and the current value of our underlying preferred shares.

          In connection with drawing down the remaining $12.0 million under the loan from Lighthouse Capital Partners VI, L.P. in February 2012, we will record an additional warrant liability in the first quarter of 2012 based on the fair value of the additional 46,592 preferred shares issuable upon exercise of the warrant.

Preferred Shares

          Pursuant to our articles of incorporation, both our Class A and Class B preferred shares contain a contingent settlement provision based upon the occurrence of a change of control whereby holders participating in such a change of control are entitled to receive a variable number of common shares with a value equal to their liquidation preference. The liquidation preference of each series of Class A preferred shares is equal to the original issue price plus the value of one common share per preferred share on an as converted basis. The liquidation preference of the Series 1 Class B preferred shares is equal to the original issue price plus the value of one common share per preferred share on an as converted basis, or C$23.28 per preferred share, at the choice of the holders of a majority of the Class B preferred shares. As we do not have an unconditional right to avoid settling the obligation in a variable number of common shares which value equals the value of the obligation, the preferred shares are treated as liability instruments. The preferred share liability is accounted for at amortized cost using the effective interest rate method for a variable rate instrument. No amounts have been recorded to profit or loss since the issuance date other than from the amortization of transaction costs. At issuance, we estimated the life of the preferred shares to be five years and the transaction costs are expensed over such expected life. The expected life determination is subject to significant judgment.

          The conversion of the Class B preferred shares into Class A common shares will take place immediately prior to the closing of this offering at a conversion ratio based upon the initial public offering price (see the section titled "Capitalization — Conversion of Our Series 1 Class B Preferred Shares"). If the price per common share offered in connection with this offering is less than C$23.28 per common share, a non-recurring, non-cash charge of approximately C$40.6 million will be recorded to the consolidated statement of comprehensive operations in the period in which the conversion takes place. This charge would not impact total shareholders' equity as the resulting increase in common shares would have a corresponding increase in the deficit.

Share-based Compensation

          We record share-based compensation related to employee share option awards using the fair value method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees provide the service for the award. The amount recognized as an expense is adjusted to reflect the number of awards for which related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

          The valuations of our common shares were determined in accordance with the Practice Standard of the Canadian Institute of Chartered Business Valuators. Our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common shares as of each grant date, including but not limited to, the following factors:

  •
  our stage of development;

  •
  recent issuances of preferred shares, as well as the rights, preferences and privileges of our outstanding preferred shares;

  •
  independent third-party valuations of our common shares;

  •
  our performance and operating results;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

  •
  the market performance of comparable companies; and

  •
  U.S., Canadian and global capital market conditions.

          We recorded share-based compensation expense of C$0.2 million, C$0.3 million and C$0.7 million during 2009, 2010 and 2011, respectively. We expect share-based compensation expense to increase significantly in future periods as a result of share-based compensation to be recognized on outstanding options, as such options continue to vest over their term, and as we issue additional equity awards to new and existing employees and consultants.

          The Black-Scholes option pricing model requires several inputs, as presented in the table below. Our expected dividend yield was assumed to be zero, as we have not paid, nor do we anticipate paying, cash dividends on our common shares. Our risk-free interest rate is based on Government of Canada bonds with maturities similar to the option's expected term. We calculate our expected volatility rate from the historical volatilities of comparable public companies within our industry over a period equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common shares. The expected terms of the equity awards are 5 to 10 years.

          The fair value of share options was estimated using the following weighted-average assumptions:

	Year Ended December 31, 2010	Year Ended December 31, 2011
Expected dividend yield	0%	0%
Risk-free interest rate	2.5% - 2.65%	2.5%
Expected volatility	75%	70%
Expected term in years	5 to 10 years	10 years
Common share valuation at grant date	C$0.75	C$7.50

          We will continue to use judgment in evaluating the expected volatility related to our share-based compensation on a prospective basis and incorporating these factors into the Black-Scholes pricing model. As we obtain our own public share price history, we expect to use our own volatility once sufficient history exists, in combination with other volatility measures such as the volatility of peer companies as we use today, as an input to determine the fair value of equity awards. Eventually we expect to use solely the volatility of our common shares, but only after a longer history has been established. The change in approach towards determining volatility over time could significantly change the fair value calculated for our future equity awards. Higher volatility would result in an increase to share-based compensation determined at the date of the grant.

  Significant Factors, Assumptions and Methodologies Used in Estimating Fair Value of Underlying Common Shares

          We obtained a retrospective independent third-party valuation as of December 31, 2009 and a contemporaneous independent third-party valuation as of May 31, 2011.

          The valuations considered numerous objective and subjective factors at each valuation date, including but not limited to:

  •
  the price of preferred shares issued by us to third-party investors in arm's-length transactions;

  •
  the rights and privileges of the preferred shares relative to the common shares;

  •
  our performance and the status of research and development efforts;

  •
  our stage of development and business strategy; and

  •
  the likelihood of achieving a liquidity event such as an initial public offering or sale of our company, given then-prevailing market conditions.

          As recommended by the American Institute of Certified Public Accountants, the valuations used the probability-weighted expected return method to estimate the fair value of the common shares under various scenarios such as an initial public offering, a sale or merger, liquidation and remaining private. Three generally accepted approaches were considered in estimating the equity values of potential scenarios: (i) the asset based approach, (ii) the market approach and (iii) the discounted cash flow approach. The asset based approach measures the value of a company based on tangible assets and calculates the fair market value of assets less the fair market value of liabilities. The market approach measures the value of a company through an analysis of recent offerings of comparable companies. Finally, the discounted cash flow approach measures the value of a company based on the present value of expected future cash flows.

          For each valuation, we prepared financial forecasts that took into account our past experience and future expectations. There is an inherent uncertainty in these estimates because the assumptions used are highly subjective and subject to change as a result of new operating data and economic and other considerations that impact our business. The uncertainty associated with achieving the forecasts was factored in through the selection of a discount rate.

          The enterprise value was allocated to the common shares and various classes of our equity securities. The aggregate value of our common shares was then divided by the number of common shares outstanding to arrive at the value per share.

          The following table summarizes our equity awards from January 1, 2010 to December 31, 2011:

	Number of Options Granted		Exercise Price per Share		Estimated Fair Value per Common Share
2010
January	767,928	(1)	C$	0.75	C$	0.75
March	86,544		C$	0.75	C$	0.75
November	86,544		C$	0.75	C$	0.75
2011
June	144,496		C$	0.75	C$	7.50

(1)
Does not include 51,360 options to purchase common shares that were repriced in January 2010. In January 2010, the board of directors approved a reduction in the exercise price of these options from C$4.38 per share to C$0.75 per share, the board of director's determination of the then-current fair market value of the common shares.

          Based upon the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2011 was C$              million, of which C$              million related to vested options and C$              million related to unvested options.

  January 2010

          In January 2010, our board of directors granted 767,928 options and determined that the fair value of our common shares was C$0.75 per share. In reaching this decision, the board of directors considered our financing in January 2010, where we issued 6,629,336 Series 4 Class A preferred shares for cash consideration of C$35.9 million. In addition, C$16.8 million of convertible debentures, including accrued interest, were converted in January 2010 into 2,926,432 Series 4 Class A preferred shares upon the closing of the financing. The financing was comprised primarily of existing investors.

          In July 2011, we obtained a retrospective independent third-party valuation as at December 31, 2009 to support the fair value of our common shares, as determined by our board of directors. The valuation analysis estimated the fair value of our common shares to be between C$0.75 and C$0.88 per share and used a discount rate of 32% and a scenario weight of 5% for an initial public offering, 20% for a sale or merger, 30% for liquidation and 45% for remaining private. The discount rate takes into account the specific business risks associated with our company, our potential for growth, the operational and financial risks that an acquirer would have to assume and prevailing market rates of return on alternative investment opportunities.

  March 2010

          In March 2010, our board of directors granted 86,544 options and determined that the fair value of our common shares remained C$0.75 per share. In reaching this decision, the board of directors considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common shares since the prior grant date.

  November 2010

          In November 2010, our board of directors granted 86,544 options and determined that the fair value of our common shares remained C$0.75 per share. In reaching this decision, the board of directors considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common shares since the prior grant date. In addition, by the fourth quarter of 2010, we had begun seeking additional financing in a difficult capital raising environment. As of September 30, 2010, we had a working capital balance of C$27.2 million, which would have funded less than six months of operations.

  June 2011

          In June 2011, our board of directors granted 144,496 options at an exercise price of C$0.75 per share. The options were granted to employees who had commenced employment in early 2011 pursuant to offer letters which obligated us to issue the options with an exercise price of C$0.75. For financial reporting purposes, we determined that the fair value of our common shares was C$7.50 per share in June 2011. We specifically considered that in April 2011, we raised C$55.8 million from the issuance of Series 1 Class B preferred shares, at C$15.52 per share, and anticipated raising an additional C$13.4 million from the sale of Series 1 Class B preferred shares in July 2011. The significant increase in fair value during 2011 was attributable to a number of factors, including:

  •
  the initial award of a conditional commitment of a $80.0 million loan guarantee from the USDA related to the Pontotoc facility in January 2011;

  •
  the commencement of methanol production at our Westbury facility in June 2011;

  •
  the execution of a non-binding arrangement for a commercial development agreement with an affiliate of Waste Management, in April 2011; and

  •
  the execution of a letter of understanding for a commercial development agreement with Diamond Alternative Energy, LLC, an affiliate of Valero, in April 2011.

          In addition, U.S. and global capital markets had steadily improved in 2011, increasing the likelihood of potential initial public offering in the next 12 to 18 months.

          We obtained a contemporaneous independent third-party valuation to support the fair value of our common shares. The Board of Directors considered and relied, in part, on this analysis. The valuation analysis estimated the fair value of our common shares to be between C$6.75 and C$8.25 per share and used a discount rate of 24% and a scenario weight of 30% for remaining private, 30% for an initial public offering, 30% for a sale or merger and 10% for liquidation.

Performance Warrants

          In July 2010, we issued to Vincent Chornet, our Chief Executive Officer and a member of our board of directors, and Dr. Esteban Chornet, our Chief Technology Officer and a member of our board of directors, performance warrants to purchase 197,000 and 86,680 Class A common shares, respectively, at a price of C$5.75 per share, upon the achievement of certain corporate targets. The warrants will expire on the earlier of July 13, 2015 and one year following the closing of an initial public offering.

          The fair value of the performance warrants was C$0.05 per share and was measured at the date of the grant by using a valuation pricing model and probability weighted models.

Capitalization of Development Expenditures

          Recognition and measurement.    Items of property, plant and equipment are recognized at cost less accumulated depreciation. Cost includes expenditures directly attributed to bringing the asset to a working condition for its intended use, the costs of dismantling and removing the item and restoring the site on which it is located, if any, and borrowing costs on qualifying assets.

          When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss.

          Subsequent costs.    The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to us and can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

          Construction in progress.    Construction in progress refers to property, plant and equipment currently under construction. Construction in progress assets are recognized at cost and are not depreciated as the assets are not yet available for their intended use. Estimates are required in the evaluation of the percentage of completion of the construction in progress related to property, plant and equipment.

Recent Accounting Pronouncements

          A number of new standards, and amendments to standards and interpretations, are not yet effective for 2011, and were not applied in preparing our consolidated financial statements. These include:

IFRS 9 Financial Instruments

          IFRS 9 replaces the guidance in IAS 39, Financial Instruments — Recognition and Measurement, on the classification and measurement of financial instruments and is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

          The amendments to IFRS 7 which are effective for annual periods beginning on or after January 1, 2012 require disclosure of information that enables users of financial statements, to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity's continuing involvement in derecognized financial assets.

          We do not expect the amendments to have a material impact on the financial statements, because of the nature of our operations and the types of financial asset we hold.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27, Separate Financial Statements, IFRS 13, Fair Value Measurement and amended IAS 28, Investment in Associates and Joint Ventures

          Each of these new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. We have not yet begun the process of assessing what impact the new and amended standards may have on our financial statements or whether or not to early adopt any of the new requirements. The following is a brief summary of these new standards:

Consolidation

          IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC 12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

Joint Arrangements

          IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities — Non-monetary Contributions by Venturers.

Disclosure of Interests in Other Entities

          IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

          IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

          There have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 12 as explained above.

BUSINESS

Overview

          We develop renewable biofuels and chemicals from waste using our proprietary thermochemical technology platform.

          We intend to take advantage of the abundant supply of municipal solid waste, or MSW, which we expect to be paid to use as feedstock, to produce profitable, second-generation biofuels that provide a sustainable alternative to landfilling and incineration. We believe that our waste-based biofuels provide one of the most advanced solutions to the growing world demand for renewable sources of energy, while also addressing the challenges associated with waste disposal and GHG emissions. Our primary focus is the commercial production of cellulosic ethanol. We also intend to expand to multiple products beyond ethanol by taking advantage of our ability to produce a chemical-grade syngas that will serve as a key intermediate for the production of renewable chemicals.

          Our proprietary technology platform converts heterogeneous waste feedstocks, which consist of mixed textiles, plastics and fibers, and other forms of biomass feedstock, such as construction and demolition wood, into pure, chemical-grade syngas. This syngas is then further converted into biofuels and chemicals through well-established catalytic reactions. We believe that our technology platform provides a key competitive advantage, as compared to other thermochemical technologies, because it utilizes a low-severity gasification process that significantly reduces operating and capital costs due to lower temperature, pressure and energy requirements to break down waste feedstock. Moreover, we believe that our highly-sophisticated gas conditioning processes enable us to produce a pure, chemical-grade syngas that is a key intermediate for the production of a variety of end products without the need for homogeneous or highly-processed waste as feedstock.

          We have validated our technology over a period of 10 years using MSW from numerous municipalities, as well as a broad variety of other feedstock, such as wood and agricultural residues. Our pilot facility in Sherbrooke has been in operation since 2003 and has a throughput capacity of 4.8 metric tons per day. Throughput capacity refers to the volume of feedstock that can be processed by a facility. We have successfully increased, or scaled-up, our throughput capacity by tenfold, or 10x, to 48 metric tons per day in our commercial demonstration facility in Westbury. The Westbury facility has a production capacity of 1.3 million gallons per year, or MMGPY. We believe that the Westbury facility is one of the largest thermochemical facilities to process heterogeneous waste material as feedstock. Our first standard 10MMGPY commercial facility is currently under construction in Edmonton. The Edmonton facility will entail a further 7x scale-up in throughput capacity from our Westbury facility with only an approximate 2x increase in gasification and gas conditioning equipment size. We believe this scale-up is the lowest scale-up to full commercial capacity to date by any cellulosic ethanol producer. We also believe our Edmonton facility represents the first collaboration between a waste-to-biofuels company and a metropolitan center to address its waste disposal challenges.

          The U.S. Renewable Fuel Standards Program, or RFS2, mandates that 16 billion gallons per year of cellulosic biofuels be blended in the national transportation fuel supply by 2022. While we expect to benefit from the demand and regulatory incentives under RFS2 and from the Canadian renewable fuels mandated market, we expect to maintain a more competitive production cost structure, before incentives, than existing ethanol producers. We believe that we can produce cellulosic ethanol in the United States in our standard commercial facility producing 10MMGPY at operating costs, before depreciation and amortization, of $1.50 to $1.70 per gallon. We estimate that we can reduce our operating cost in the United States, before depreciation and amortization, to approximately $1.05 to $1.25 per gallon by building larger facilities composed of four of our standard 10MMGPY modules producing 40MMGPY. In addition, we expect to generate revenues from payments, commonly referred to as tipping fees, which we expect to receive from municipalities and waste managers for taking MSW feedstock. According to the Waste Business Journal, average tipping fees for landfills in the United States were equal to $47.03 per metric ton in 2009. We believe that every $10.00 per metric ton of tipping fees that we receive is the equivalent of approximately $0.12 per gallon. We believe these production cost economics, combined with our ability to produce a second generation of biofuels that also addresses the challenges associated with waste disposal and GHG emissions, will facilitate the commercial deployment of our technology platform.

          We have initiated our commercial deployment with several identified projects. Our first standard 10MMGPY commercial facility is currently under construction in Edmonton, Canada. We were selected by the City of Edmonton after a highly competitive technology review and qualification process in which the city evaluated more than 100 competing waste diversion solutions. As a result of our selection, we have secured a 25 year MSW feedstock supply agreement with the City of Edmonton for that facility. We expect to ready our Edmonton facility for methanol production in the first quarter of 2013 and ethanol production in the second half of 2013. In addition to the Edmonton facility, we have two additional projects under development in Pontotoc, Mississippi and Varennes, Canada, where we intend to build our standard 10MMGPY commercial facilities. We have developed strong relationships with a number of government agencies in the United States and Canada that have provided, or announced commitments to provide, us with more than $181.0 million in funding grants, a loan and a conditional loan guarantee to date for the development of these projects. We anticipate that these funds, together with the proceeds from this offering and our anticipated operating cash flows, will fully fund the commercial deployment of our planned facilities.

          In addition to projects that we will build, own and operate, we intend to capitalize on additional opportunities to sell systems utilizing our proprietary technology platform to select strategic partners globally. To this end, we have entered into non-binding arrangements, and we are negotiating definitive commercial development agreements, relating to commercial project pipeline arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation, which is an affiliate of Waste Management, North America's largest waste management company, and Valero, one of the largest independent refiners in the world. Under these proposed arrangements, we intend to sell our proprietary systems to affiliates of Waste Management and Valero, who, in turn, may build and own multiple additional production facilities in the United States. As contemplated under our non-binding arrangement with an affiliate of Waste Management, we intend to sell systems utilizing our proprietary technology platform for the potential development of up to six sites with a combined ethanol production capacity of 100-120MMGPY. The proposed Valero arrangement contemplates the construction of six stand-alone, commercial facilities utilizing our proprietary systems with a combined ethanol production capacity of 80-250 MMGPY, along with the potential for additional facilities to be co-located with existing Valero refining facilities. Under these arrangements with Valero, we will have an option to invest in each project to acquire an ownership stake of up to approximately 50%. Our relationships with these strategic partners will enhance our production and distribution reach with access to both feedstock supply, which we refer to as upstream capacity, and offtake and distribution channels, which we refer to as downstream capacity. We believe that these strategic relationships will enable us to capitalize on the growing demand for our waste-based biofuel and chemical solutions and accelerate our market penetration by taking advantage of our industry-leading partners' desires to deploy new commercial facilities in which we may elect to take a non-controlling ownership interest.

          We have developed a modular, copy-exact and scalable approach for equipment production and installation. We anticipate that this approach will allow us to have our systems manufactured by third parties as prefabricated, replicable modules under fixed-price contracts. We have entered into various such fixed-price contracts with third-party manufacturers for components of the 10MMGPY module to be installed at our Edmonton facility. As a result of this approach, we expect to be able to more rapidly take advantage of our pipeline of opportunities, and reduce our capital costs by enabling the manufacturing of multiple modules simultaneously. We believe we can minimize construction delays by commencing the manufacturing of modules concurrently with the preparation of the site for installation. Our standard 10MMGPY module has a very compact footprint, which typically consists of approximately 200,000 square feet. This results in streamlined project development and construction cycles compared to traditionally larger renewable fuel projects. Moreover, our modular approach is designed to enable us to readily build larger production facilities by installing additional standard 10MMGPY modules side by side. For example, a 10MMGPY production facility with a footprint of approximately 200,000 square feet can readily be expanded to a 40MMGPY production capacity with a footprint of approximately 800,000 square feet by adding three additional 10MMGPY prefabricated modules to the existing facility.

Industry Overview and Market Opportunity

The Traditional Oil Industry

          Petroleum has historically been used as the primary building block for the production of many transportation fuels, chemicals and a variety of every day products. According to the Energy Information Administration, or EIA, global crude oil and liquid fuel consumption of approximately 87 million barrels per day, or bbl/day, equates to approximately a $2.5 trillion market in 2010, at an average price of approximately $79 per barrel. The rapid population and economic growth rates in emerging markets has resulted in sharp projected increases in the absolute level of demand for petroleum. The EIA projects that worldwide oil and liquid fuel consumption will grow by 1.4 and 1.6 million bbl/day in 2011 and 2012, respectively, resulting in world consumption of approximately 90 million bbl/day in 2012. In 2010, according to the EIA, transportation fuels accounted for 72% of U.S. petroleum consumption. As increased world oil consumption further depletes this non-renewable resource, exploration and extraction processes have become more difficult and more expensive.

          Political, economic, and environmental concerns have motivated governments and the private sector to actively develop and support alternatives to petroleum-based fuels. Increased public attention to natural disasters affecting access to oil, climate change, dependence on politically unstable oil producing countries, and oil rig accidents and spills, have further contributed to public support for alternative fuels. To address these challenges, there has been significant interest in developing and commercializing sustainable alternatives to petroleum.

The Regulatory Framework Accelerating the Renewable Fuel Market's Growth

          The renewable fuels industry benefits from government policies, regulations, programs and incentives that are intended to promote the development and commercialization of renewable fuels technologies by stimulating both the supply and the demand for lower carbon fuels. Renewable fuels standards stimulate the demand for these new fuels while grants, tax incentives, loans and loan guarantees stimulate the commercial deployment of these technologies. In the United States and Canada, there are policies at the federal, as well as the state, provincial and local levels.

          The U.S. Congress passed the Energy Independence and Security Act of 2007, or EISA, which sought to move the United States toward greater energy independence, to improve national security and to increase the production of clean renewable fuels. Among other things, EISA amended the 2005 Renewable Fuel Standard programs to increase the total volume of renewable fuel required to be used as transportation fuel, and set volume requirements for different renewable fuel categories. These amendments, commonly referred to as RFS2, were fully implemented through a federal rulemaking that took effect on July 1, 2010. The four categories of biofuels mandated by RFS2 are as follows:

  •
  Renewable Fuels:  A fuel produced from renewable biomass, including corn ethanol, that replaces or reduces the quantity of fossil fuel present in transportation fuel, heating oil or jet fuel. A renewable biofuel must reduce lifecycle GHG emissions by at least 20% compared to a 2005 baseline for the gasoline or diesel fuel it supplants.

  •
  Advanced Biofuels:  A renewable fuel, other than corn ethanol, that is produced from renewable biomass and reduces lifecycle GHG emissions by at least 50%, compared to a 2005 baseline for the gasoline or diesel fuel it supplants. Advanced biofuels are a subset of renewable fuels.

  •
  Biomass-based Diesel:  A renewable fuel meeting the definition of either biodiesel or non-ester renewable diesel that is produced from renewable biomass and reduces lifecycle GHG emissions by at least 50%, compared to a 2005 baseline for the gasoline or diesel fuel it supplants. Biomass-based diesel is a subset of advanced biofuels and cannot be co-processed with petroleum.

  •
  Cellulosic Biofuels:  A renewable fuel derived from any cellulose, hemicellulose or lignin that reduces lifecycle GHG emissions by at least 60%, compared to a 2005 baseline for the gasoline or diesel fuel it supplants. Cellulosic biofuels are a subset of advanced biofuels.

          The following chart shows the RFS2 mandate for each category of renewable fuels, including next-generation biofuels. Under the RFS2 mandate, cellulosic biofuels, which include cellulosic ethanol, are set to grow to 16 billion gallons by 2022.

U.S. RFS2 mandate for biofuels

           Source: U.S. Department of Energy.

          To qualify for RFS2, cellulosic biofuels must be made from qualified renewable biomass, which do not compete for farm land. MSW qualifies as a renewable biomass used for the production of cellulosic ethanol.

          Cellulosic ethanol, which is a key component of second-generation biofuels, is chemically identical to corn or sugar-derived ethanol, but is produced from a variety of non-food biomass. The mechanism for compliance with the RFS2 mandate is in the form of a Renewable Identification Number, or RIN, which are attached to renewable biofuels. Obligated parties, which consist of refiners and importers of petroleum, must acquire a sufficient number of RINs to satisfy their Renewable Volume Obligations, or RVOs, which are based on each obligated party's pro rata share of the United States fuel market. Obligated parties can obtain RINs by buying biofuels from producers or by buying a detached RIN from other parties who have quantities in excess of their required volumes. The RINs become tradable when biofuels are physically blended with gasoline or diesel. During years where the U.S. Environmental Protection Agency, or EPA, determines in advance that projected cellulosic biofuel capacity is insufficient to meet the mandate, the EPA, in addition to reducing the mandate for a specific year, creates cellulosic biofuel waiver credits, or CWCs, for purchase for that year. The CWCs to be made available for sale to obligated parties will be for a price, indexed annually, that is the higher of (1) the amount by which $3.22 per gallon (in 2011 prices) exceeds the average wholesale price of a gallon of gasoline in the United States or (2) $0.27 per gallon (in 2011 prices).

          A summary of the major U.S. and Canadian regulatory support for renewable biofuels is outlined below.

	United States	Canada
Demand Support	Mandated blending of minimum volumes of biofuels into the national gasoline supply, including:	Federally mandated requirement of at least 5% renewable fuel in gasoline as of December 2010
	• 36 billion gallons of total renewable fuels by 2022	Several provinces also have blend obligations
• 16 billion gallons of cellulosic biofuels, including cellulosic ethanol, by 2022
Regulatory Incentives	CWCs provide price support for $3.22 per gallon	—
Grants and Loans	Grants and loan guarantees from the DOE and USDA as well as other agencies	Grants and loans through various federal and provincial government programs
Production/Tax Credits	Cellulosic Biofuel Producer Tax Credit of $1.01 per gallon, which is currently set to expire at the end of 2012	Federal producer incentive offers up to C$0.26 per gallon
The provinces of Alberta and Quebec have additional incentives of up to C$0.53 and C$0.57 per gallon, respectively

          Beyond North America, mandates exist in Europe and other countries with varying incentives and volume requirements for renewable fuels. Moreover, we believe that the global demand for alternative renewable fuels is likely to continue to grow as large markets in Asia and South America, including China and Brazil, continue to require and consume an increasing amount of the world's energy resources.

The Biofuels Industry and the Ethanol Market

          While there has been significant progress made in developing alternatives to petroleum-based fuels, there are also several challenges associated with existing processes for producing ethanol. The use of corn for the production of ethanol is believed to have contributed to rising world grain prices. The price of a bushel of corn has risen from an average of $1.78 per bushel in April 2005 to a closing price of $6.11 per bushel on February 24, 2012. According to the DOE, about 38% of the corn grain produced in 2010 was used in ethanol production, up from 23% in 2007.

          In addition to placing increasing demands on the availability of corn as a food, corn-based ethanol achieves only modest reductions in GHG emissions. According to the DOE and the Greenhouse Gases, Regulated Emissions and Energy use in Transportation, or GREET, model, the average lifecycle GHG emissions from corn ethanol is 18% to 28% less than gasoline. In addition, expanding the land area dedicated to the large-scale production of first generation biofuel crops, such as corn, would likely result in a loss of biodiversity and land degradation. Even with increasing yields, expanding food crop and forest-based transportation fuels would require changes in existing land uses, with scalable production likely to be far from population dense areas, requiring transportation from decentralized locations to fuel production facilities, which further diminish the value of any GHG emissions reductions. As a result, there is increasing governmental resistance to further expansion of first generation corn and wheat biofuels. For example, the U.S. ethanol tax credit for first generation corn ethanol ($0.45 per gallon blenders' credit) expired at the end of 2011.

          The largest use of ethanol is by petroleum refiners, blenders and marketers as a blending agent for gasoline. Such gasoline is sold to bulk end-users such as ground transportation companies, as well as to distributors and to retail consumers of transportation fuel. The price of a gallon of ethanol in North America was $2.24 on February 24, 2012. Over the last five years, a gallon of ethanol in North America sold for a low of $1.49 and a high of $3.00, with an average price over that period of $2.06 per gallon.

Ethanol Historical Pricing

          Source: Chicago Board of Trade.

          After the United States, Brazil ranks second in the world in ethanol production with 6.9 billion gallons of ethanol produced in 2010, according to the Renewable Fuels Association, an American trade association. Ethanol demand in Brazil has been further supported by an 18% to 20% ethanol blend mandate into gasoline, and the rapid growth of flex fuel vehicles, which can run on gasoline, ethanol, or a mixture of the two. As a result, despite growing capacity, Brazil has been unable to meet its own rising demand for ethanol. In addition, recent high sugar prices have made sugar production more economically attractive than ethanol production. As a result, Brazil imported approximately 290.5 million gallons of ethanol in 2011 according to Brazil's Secretary of Foreign Commerce, up from approximately 18.5 million gallons of ethanol in 2010, according to the U.S. Department of Commerce. According to CONAB, the agency responsible for managing the supply and agricultural policies of the Brazilian ministry of agriculture, the Brazilian sugarcane industry will require significant investment to meet projected demand for ethanol. Brazilian state-run energy sector research institution, EPE, projects 2019 total domestic Brazilian ethanol consumption to be approximately 14 billion gallons, an increase from approximately 9 billion gallons estimated in 2011.

Second Generation Biofuels and Renewable Chemicals

          Second Generation Biofuels.    Second generation biofuel production, particularly cellulosic biofuel and biomass-based diesel, can address some of the challenges associated with first generation biofuels, because it does not compete with food sources and can produce greater energy and GHG emissions reduction benefits.

          Most second generation biofuel technologies involve complex, multiple-step biological processes to extract sugars from feedstock, such as corn stover and wood chips, and use these extracted sugars to produce alcohol by fermentation. These biological processes, unlike thermochemical processes, typically require specific, consistent and homogeneous feedstock, purpose-bred enzymes and bacteria working in concert and significant water treatment requirements. As a result, the existing biological processes used to produce biofuels remain expensive. The EPA projects the production of cellulosic biofuels using these existing processes in the United States in 2012 to be 8.65 million gallons, falling below the 500 million gallon target set by the RFS2 mandate.

          Even if existing second generation biofuels produced from biological processes overcome these challenges and become cost competitive, there are still significant logistical issues associated with the collection, transport, and storage of the derivative forest or agriculture feedstock, like corn stover and wood trimmings, that these processes use as feedstock. Therefore, existing second generation biofuels made from biological processes are expected to require more time in order to achieve commercially-viable production volumes and to have a meaningful impact on the market demand for renewable biofuels.

          Renewable Chemicals.    Chemicals are used in a broad range of industrial and consumer applications. Chemicals are generally produced through the conversion of a feedstock into a higher-value product through a series of chemical reactions. To date, chemicals have traditionally been derived from fossil fuels, such as petroleum. According to the EIA, in 2010, approximately 171 million barrels of petroleum were used as petrochemical feedstock. Supplies of many chemicals are influenced in part by the broader supply and demand dynamics of fossil-based feedstock and, we believe, are subject to many of the same political, economic and environmental challenges faced by petroleum-based fuels. Given the non-renewable nature, and volatile prices of most fossil-based feedstocks, We believe that chemical companies and manufacturers are increasingly seeking alternative chemicals derived from renewable, non-fossil feedstock sources for use in a broad range of products.

          According to MarketsandMarkets, a market research and consulting company, the global renewable chemicals market is estimated to reach approximately $76 billion in 2015 from approximately $37 billion in 2009. The renewable chemicals market includes all chemicals obtained from renewable feedstock. We believe that the development of this market is in part driven by the fact that the growth in the renewable chemicals is not dependent on the access to finite and depleting fossil-based sources of energy such as petroleum. The growth in demand for renewable chemicals is principally driven by the food packaging industry, biodegradable and compostable plastics, and other consumer products. Methanol can act as a building block for secondary chemicals which include, among others, acrylic acid, which we estimate has a market size of $3.1 billion in North America and $10.9 billion globally, n-Propanol, which we estimate has a market size of approximately $1.5 billion in North America and $3.0 billion globally and n-Butanol, which we estimate has a market size of approximately $2.4 billion in North America and $7.5 billion globally.

The Waste Management Industry

          According to the Waste Business Journal, the United States generated 435 million metric tons of MSW in 2009, of which approximately 289 million metric tons, or 66% was landfilled, and the remainder was recycled, composted or incinerated. We estimate that approximately 140 million metric tons of the annual landfilled MSW is suitable for ethanol production through gasification. This MSW volume could theoretically be converted into approximately 14 billion gallons of ethanol annually utilizing our proprietary technology platform. In addition, we estimate that the United States generated approximately 104 million metric tons of construction and demolition waste in 2009, a portion of which could theoretically be converted into additional ethanol volumes using our technology.

          The waste management industry has developed a sophisticated logistics infrastructure for collecting, transporting, sorting and aggregating MSW. MSW is typically collected from local neighborhoods and transported to transfer stations where waste from several municipalities and locations are aggregated. At transfer stations, the waste might be further processed at material recovery facilities where recyclable and other valuable materials are separated and collected. The residual MSW stream is then transferred to a landfill or a waste disposal facility. According to the Waste Business Journal, the collection, processing and disposal of this waste generated $54 billion dollars in annual revenues for the waste industry in 2009.

          With approximately 66% of MSW ending up in landfills, capacity is becoming limited. According to data from the Waste Business Journal, the remaining landfill capacity for MSW in the United States as of 2009 was approximately 5.5 billion metric tons. This equates to approximately 19 years of remaining life at 2009 MSW disposal rates, which has decreased from a high of 26 years in 1995. According to Statistics Canada, in 2000, 30% of Canadian landfills reported having an expected remaining life of fewer than ten years.

Average remaining life of U.S. landfills by State (2010)

  Source: Waste Business Journal (2011). Average remaining life of landfills by state is calculated by dividing remaining MSW landfill capacity in 2010 by the average MSW landfilled per year from 2000 to 2010.

          In addition, according to the Waste Business Journal, the number of operating landfills in the United States has dramatically decreased from 5,175 in 1991 to 2,549 in 2008. Between 1996 and 1998, a great number of small municipal landfills closed, mostly because they could not afford to comply with design, operating, close and post-closure requirements of the federal regulations. Siting and permitting new landfills has become increasingly difficult and certain states have adopted, or are considering, moratoriums on the construction of new landfills. Between 2006 and 2010, only 13 new landfills commenced operations in the United States, according to the Waste Business Journal.

New landfills opened in the U.S. (1981-2010)

           Source: Waste Business Journal (2011).

          As new U.S. landfills become harder to permit, more waste must be transported interstate, further increasing waste disposal costs and tipping fees. In addition, we believe that new landfills are required to comply with increasingly stringent environmental regulations, which results in higher costs for municipalities and private waste managers. According to the Waste Business Journal, average tipping fees for landfills in the United States reached an all-time high of $47.03 per metric ton in 2009. Tipping fees for landfilling vary by region and were as high as $107.76 per metric ton in 2009.

Historical MSW landfill tipping fees (December 2009)

           Source: Waste Business Journal (2011).

          In addition, there are significant local and global environmental implications of increasing landfill capacity, including the loss of land resources, potential air and groundwater pollution, and increased methane emissions. Methane gas is a product of the anaerobic decomposition of organic waste in landfills, and, according to the EPA, has more than 20 times the global warming potential of carbon dioxide. According to the EPA, landfills are the third-largest source of human-related methane emissions in the United States, accounting for 17% of such emissions in 2009.

          The main alternative to landfilling is incineration. MSW incinerators typically generate a variety of pollutants that are perceived to have negative environmental and human health impacts. Furthermore, according to the Waste Business Journal, incinerators have significantly higher operating and capital costs than landfills. According to Waste Management Journal, a journal produced and edited by the International Waste Working Group, a not-for-profit organization, there have been no new incinerators that were permitted between 1996 and 2007 in the United States.

          Accordingly, we believe that disposing of MSW in an economic and environmentally friendly manner has become a serious issue that will require innovative solutions, not only in North America, but also across the globe and in many emerging markets that are experiencing both significant economic and population growth.

Our Solution

          We believe that our waste-based biofuels provide one of the most advanced solutions to the growing world demand for renewable biofuels, while also addressing the challenges associated with waste disposal and GHG emissions. We have developed a proprietary, thermochemical technology platform that operates at low-severity conditions, utilizing well-established catalytic reactions, and proprietary gas conditioning processes to convert heterogeneous waste into pure, chemical-grade syngas, which can be used to produce renewable biofuels and chemicals.

          Our technology platform and waste-based cellulosic biofuels provide significant benefits, including the following:

  •
  Cellulosic biofuels produced with our systems will provide a secure source of domestic, non-petroleum-based renewable fuel that will help reduce dependence on foreign oil and reduce carbon dioxide, or CO2, emissions from the petroleum fuels we displace.

  •
  The use of MSW as feedstock will avoid the need for expensive homogeneous feedstock while taking advantage of the waste management industry's existing collection, distribution and logistics infrastructure, which generates significant savings in transportation costs.

  •
  Biofuels produced from waste do not compete for food supply sources and have no land use or soil degradation impact.

  •
  By reducing the volume of MSW in landfills, our platform addresses the challenges associated with waste disposal and can help reduce the need for new landfills. Additionally, by diverting waste from landfills, our facilities help diminish landfill methane gas emissions, which, according to the EPA, are significantly more powerful at warming the atmosphere than CO2.

  •
  Our thermochemical gasification and syngas conversion processes do not rely on biologic or complex enzymatic reactions, and therefore, we believe are easier to commercially deploy and have lower scale-up requirements.

  •
  The GHG emissions reductions achieved from waste-based biofuels, such as ours, are significantly greater than traditional, first-generation biofuels. Based on independent GHG lifecycle analyses, we believe that our facilities can reduce GHG emissions by more than 60% compared to gasoline.

Our Strengths

          Our business benefits from a number of competitive strengths, including the following:

          Our proprietary technology platform enables us to convert heterogeneous waste to biofuels and chemicals.    We believe that we are the first company to produce a chemical-grade syngas using heterogeneous waste in a commercial demonstration facility. We have developed a technology platform that utilizes a proprietary, low-severity thermochemical gasification and gas conditioning process to produce a chemical-grade syngas that can be used for the production of cellulosic ethanol and other chemicals. We believe that our technology platform provides a key competitive advantage, as compared to other thermochemical technologies, by significantly reducing operating and capital costs due to lower temperature, pressure and energy requirements to break down MSW feedstock. Since 2003, we have tested and validated our technology with MSW from numerous municipalities, as well as a broad variety of other feedstock, at both our pilot and demonstration facilities. Several aspects of our technology and intellectual property are covered by patents and pending patent applications in various jurisdictions. We own 3 issued U.S. patents and 5 issued international patents in Canada, Spain and the United Kingdom. In addition, we have 36 patent applications pending in the United States and several other countries.

          We believe we have the lowest process scale-up among cellulosic ethanol producers.    We have built both a pilot facility in Sherbrooke and a commercial demonstration facility in Westbury. The scale-up from our commercial demonstration facility in Westbury to our planned 10MMGPY commercial facilities represents approximately a 2x scale-up in gasification and gas conditioning equipment size and approximately a 7x scale-up in throughput capacity. As a result, we believe that we have the lowest scale-up requirement to full-scale commercial operation to date by any cellulosic ethanol producer. Additionally, our Westbury facility's industrial size and commercial capability allows us to further test and analyze new products in commercial volumes prior to full-scale commercial deployment.

          Our business model benefits from large market opportunities and an attractive cost structure.    Our primary product focus is cellulosic ethanol, a significant market opportunity that is driven by a rapidly growing market demand for eco-friendly, renewable biofuels. This market is further bolstered by government mandates and incentives that provide a pricing advantage over first generation ethanol.

          In addition, we believe our business model will generate the following advantages over existing ethanol producers:

  •
  Compact facilities.  Our compact facility size allows us, or our partners, to locate our facilities on or near landfill sites, which have the required level of MSW feedstock available at close proximity. In addition, we can build such facilities with lower capital expenditure requirements than the traditionally larger projects required for existing ethanol production technologies.

  •
  Abundant supply of negative cost feedstock and available existing infrastructure.  Unlike other ethanol producers that must incur costs to purchase or grow their own feedstock, we generally expect to receive tipping fees for using MSW as feedstock. Furthermore, our ability to build our facilities in, on or near landfill sites enables us to leverage the existing transport, logistics and support infrastructure for the collection, sorting and aggregation of MSW feedstock. Other ethanol producers generally need to incur additional costs to transport their feedstock long distances.

  •
  Attractive production costs.  We expect our business model and technology platform to generate competitive production cost economics. In addition, we believe that, as a result of our modular approach, we can further reduce our operating and capital costs as we build larger facilities and benefit from economies of scale and increased energy efficiency.

          We have a tangible commercial pipeline with visible growth opportunities supported by our modular manufacturing approach.    We have commenced construction in Edmonton of our first standard 10MMGPY commercial facility, which we believe is a first-of-kind collaboration between a metropolitan center and a waste-to-biofuels company. In addition to the Edmonton facility, we have two other active projects under development in Pontotoc and Varennes, where we intend to build 10MMGPY commercial facilities. We believe that our near-term pipeline of projects differentiates us from many competing biofuel companies. Beyond these active projects, we have prioritized, based on specific selection criteria, 68 landfills in the United States for additional potential sites for development by us or our strategic partners. These locations represent a combined waste inflow of 40 million metric tons per year of unsorted MSW, which represents a potential production of 2 billion gallons of ethanol per year using approximately 200 of our standard 10MMGPY modules. In addition to these 68 landfills, we believe there is a significant number of additional landfills on which we, or our strategic partners, can develop new facilities. We have developed a modular, copy-exact and scalable approach for equipment production and installation that we expect to be put into practice at our Edmonton facility in the near future. We anticipate that this approach will allow us to have our systems manufactured by third parties as prefabricated, replicable modules under fixed-price contracts. As a result of this approach, we expect to be able to rapidly convert our pipeline of project opportunities into commercial facilities. Moreover, our modular approach is designed to enable us to readily build larger production facilities by installing additional standard 10MMGPY prefabricated modules side by side.

          We have established key strategic relationships with industry-leading partners.    We have entered into non-binding arrangements concerning commercial arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation and Valero. Our relationship with these strategic partners will enhance our production and distribution reach with both upstream and downstream capacity. Our arrangement with an affiliate of Waste Management contemplates the sale of systems utilizing our proprietary technology platform for the potential development of up to six sites with a combined ethanol production capacity of 100-120MMGPY. With Valero, our goal is to sell our systems for the development of up to six stand-alone facilities with a combined ethanol production capacity of 80-250MMGPY and additional facilities to be co-located with existing Valero facilities. Pursuant to non-binding term sheets, our strategic partners expect to build and own the new commercial facilities, while providing us with an option to take a non-controlling ownership interest in these projects. We expect that these relationships will enable us to take advantage of the growing demand for our waste-based biofuels solutions and to increase the market penetration of our proprietary technology platform. In addition, we have a 50-50 joint venture arrangement with GreenField Ethanol, one of Canada's largest ethanol producers, for the development of a facility utilizing our proprietary systems in Varennes, at an existing GreenField Ethanol grain facility site. We believe that the facility in Varennes will be one of the first facilities to integrate the production of second generation biofuels with an existing, traditional ethanol facility. There can be no assurance that binding agreements will be entered into as proposed or at all. See "Risk Factors — Risks Related to Our Business and Industry — Many of the arrangements with our strategic partners regarding our planned facilities remain under negotiation and are not subject to binding agreements and may take longer than expected to finalize or may not be finalized at all, which may adversely affect our business."

          We have an experienced and hands-on management team.    Our executives and senior managers have built our business from the ground up and have extensive experience in research and development, business development, project financing, procurement and plant operations. Our scientific foundation, which is based on 40 years of research by one of the industry's foremost thought leaders, our co-founder and Chief Technology Officer, Dr. Esteban Chornet, positions us well for expansion into new proprietary products and markets. We believe that the experience of our management team, coupled with our strong strategic relationships with industry leaders, will accelerate our project development cycle and enhance our ability to grow our business in North America and expand into international markets.

Our Strategy

          Our objective is to leverage our proprietary technology platform to be a leading provider of cellulosic biofuels while also building a portfolio of renewable chemicals. Key elements of our strategy include the following:

          We plan to build, own and operate new facilities.    We intend to build, own and operate new commercial facilities. We have already commenced construction of a 10MMGPY commercial facility in Edmonton, Canada, and have several additional projects in various active stages of development. We have carefully selected a number of additional landfills in the United States for penetration using key identification criteria that are focused on the most attractive economics and speed to market. Our site selection process is designed to ensure rapid penetration by prioritizing landfill sites that offer (1) sufficient long-term volumes of sorted MSW feedstock, (2) rapid permitting cycles, (3) limited remaining landfill capacity, (4) high tipping fees and (5) proximity to offtakers.

          We intend to pursue development opportunities with select industry-leading companies.    In order to accelerate our market penetration, we have entered into strategic relationships with industry-leading companies, such as Waste Management and Valero, who may build and own additional facilities utilizing our proprietary technology platform. We will have an option to take a non-controlling equity position in such projects, as currently contemplated in our proposed commercial arrangements. We intend to pursue and establish additional strategic relationships on a selective basis with other industry-leading companies to capitalize on the expertise and core competencies that they can provide in order to increase our market penetration.

          We will continue to focus on reducing our costs.    We intend to continue to take advantage of our technical expertise to enhance our proprietary technology in order to maximize our process efficiency and reduce our production costs. As we expand the capacities of selected facilities beyond a single, standard 10MMGPY module through the addition of more modules, we expect to achieve economies of scale through shared utilities and equipment infrastructure and improved manufacturing efficiencies. We are also currently deploying an international supply chain strategy in order to expand our access to lower-cost process equipment manufacturers and to reduce our capital expenditures.

          We intend to expand internationally.    We have engaged in initial project and feedstock identification activities in order to expand internationally over time to markets that provide us with the greatest opportunities. We are in the early stages of discussions with a number of select potential partners in both the waste management industry and the fuels industry in Europe and Asia. We initially intend to penetrate international markets by supplying our proprietary systems to partners with strong local and regional relationships.

          We plan to continue to innovate and develop new products.    The chemical-grade syngas we currently produce is a key intermediate product which can act as a building block for various renewable chemicals. One focus of our research and development efforts is on producing certain renewable chemicals which can be used to make a variety of consumer products including hairspray, paint and primer, soap and shampoo, plastics and textiles. We intend to pursue commercialization of such renewable chemicals in the future with select industry partners.

Our Technology

          Our proprietary technology platform converts heterogeneous waste feedstocks, which consist of mixed textiles, plastics and fibers, and other forms of biomass feedstock, such as construction and demolition wood, into a chemical-grade syngas. This syngas is then further converted into biofuels and chemicals through well-established catalytic reactions. We have validated our technology over a period of 10 years using MSW from numerous municipalities, as well as a broad variety of other biomass feedstock.

          The following diagram illustrates our proprietary process:

          Our waste-to-biofuels conversion process consists of the following four discrete components:

  •
  feedstock preparation;

  •
  gasification;

  •
  cleaning and conditioning; and

  •
  catalytic conversion into final products.

          Feedstock preparation.    The MSW we plan to use as feedstock is first sorted, using equipment and processes used in existing sorting and recycling facilities in order to remove recyclable materials such as glass, metals, paper and certain plastics, as well as inert materials such as ceramic, stones, concrete and sand. This process is typically carried out by the landfill operator or a third-party recycling group. However, under certain circumstances, we may elect to install our own dedicated sorting equipment. During this process, typically approximately 40% of the MSW is removed from the waste stream and approximately 60% of the MSW is shredded to be used as feedstock.

          Gasification through our bubbling fluidized bed.    Our proprietary bubbling fluidized bed gasification reactor breaks down the feedstock into its constituent parts or molecules, a process that is called thermal cracking. A bubbling fluidized bed gasification reactor is a reactor that evenly distributes air or gas upward through a bed of solid particles, such as sand, and utilizes air or gas velocity to create turbulence, coupled with rapid mixing, that exhibits the appearance of a boiling liquid. In the same reactor, these broken-down molecules are then blended with steam to produce syngas. This process takes approximately 10 seconds. We believe we are the first company to develop a technology capable of breaking down waste materials that are chemically and structurally dissimilar and converting them into a pure, chemical-grade, stable and homogeneous syngas through a process operating at low-severity conditions using temperatures under 1400oF and pressures below 5 atmospheres, or atm. The resulting syngas is rich in hydrogen and carbon monoxide, which are key building-block molecules used in modern refining processes. We believe that many competing gasification technologies, some of which depend on homogeneous and/or highly refined and processed feedstock, can only achieve similar conversions through high-severity cracking which requires both higher temperatures and pressures, resulting in greater capital and operating costs.

          Syngas cleaning and conditioning.    Our bubbling fluidized bed gasification process yields a crude syngas that is fed into our proprietary syngas cleaning and conditioning process. This process upgrades the crude syngas to a chemical-grade syngas that can be refined into liquid fuels and chemicals. Some of the steps that make up the cleaning and conditioning process include using cyclones to remove fine particulates in the syngas, staged thermal reformers to increase carbon conversion and scrubbing and absorption equipment to remove impurities. It is through the combination of our bubbling fluidized bed gasification reactor and our proprietary syngas cleaning and conditioning process that we are able to control the purity of the syngas and its composition to the desired hydrogen and carbon monoxide balance, which are the two building-block molecules that are then used to produce liquid fuels and chemicals. Proper mixing of the syngas is also carried throughout the process to ensure the optimal syngas homogeneity. Our bubbling fluidized bed gasification reactor and syngas cleaning and conditioning process typically leave 15% solid residues that are mainly composed of inert materials, which are removed from the gasifier and from the syngas-cleaning cyclones on a continuous basis as the equipment operates. These solid residues can be used as aggregates or as construction materials such as concrete filler. Waste water, which is a byproduct of the cleaning and conditioning process, is removed and undergoes a standard waste water treatment process before being disposed of in accordance with environmental and applicable municipal laws and regulations.

          Catalytic conversion into final products.    The last component of our proprietary process is the conversion of the pure chemical grade syngas into renewable biofuels and chemicals. Our syngas is composed of carbon monoxide and hydrogen molecules, which we use as chemical building blocks by adding various catalysts, which we believe are widely available from multiple sources, under specific conditions to produce a wide range of molecules, which we either use as in-process intermediates or end-products. We typically start by reacting a portion of our syngas with a commercially available catalyst to produce methanol, which we can either sell as an end-product or use as an intermediate to make other products. To produce ethanol, we react methanol with carbon monoxide from our syngas with a commercially available catalyst to produce methyl acetate. The final conversion step in our ethanol production process entails splitting the methyl acetate by inserting a hydrogen molecule that is extracted from the produced syngas. The resulting ethanol is then distilled in a final refining step to improve product quality. Further, a combination of in-process controls and quality analysis are used to confirm that all our products, including ethanol, consistently meet the required specifications.

          We have validated our technology over a period of 10 years. Following initial research at the University of Sherbrooke, which began in 1999, we built our pilot facility in Sherbrooke in 2003, where we tested MSW from several municipalities, as well as a broad variety of other feedstocks, for over 4,000 hours. In 2009, we constructed a 1.3MMGPY commercial demonstration facility in Westbury, which represented a 10x scale-up in throughput capacity and approximately a 2x scale-up in gasification and gas conditioning equipment size compared to our pilot facility in Sherbrooke. We designed this facility to operate on a continuous basis and to produce commercial products.

          The following diagram illustrates the scale-up from our pilot facility in Sherbrooke to our commercial demonstration facility in Westbury and from our commercial demonstration facility in Westbury to our planned standard 10MMGPY commercial facility that is currently under construction in Edmonton.

(1)
Input represents the feedstock throughput capacity in metric tons per day.

(2)
Output represents the expected production capacity in MMGPY, assuming necessary scheduled maintenance down time.

Research and Development

          Our research and development activities are focused on efforts towards further improving our production costs, as well as developing a pipeline of renewable chemicals using our pure chemical-grade syngas and methanol as key chemical building-blocks. The focus of our cost reduction efforts is on enhanced feedstock preparation, gasifier performance, gas separation and energy integration. Our product development effort is based on effecting different catalytic reactions on the chemical-grade syngas production process we have developed. Using chemical-grade syngas as a starting point significantly enhances our ability to cost-effectively develop new products in a timely manner. We are focusing our research and development efforts on producing certain renewable chemicals. Some of the future product lines we are targeting are illustrated in the following diagram:

          We currently have a research and development pilot facility located in Sherbrooke. The Sherbrooke research and development facility has been operational since 2003 and has a throughput capacity of 4.8 metric tons per day. In 2011, we completed the construction of a research and development facility in Edmonton located adjacent to our commercial facility currently under construction. This 8.3 metric tons per day facility is owned by the City of Edmonton and operated in partnership with the government of Alberta. We have been granted the right to use half of this research and development facility's available time until January 21, 2023. We expect the Edmonton research and development facility to be operational in the first half of 2012.

          Our Sherbrooke and Edmonton research and development facilities will be part of an integrated research development effort which is led and managed by our research team. Our Sherbrooke facility focuses on cost improvement and certain new products. Our Edmonton facility will focus on pilot testing of strategies generated in Sherbrooke. In furtherance of our research and development efforts, we have collaborations with, among others, the University of Sherbrooke, the U.S. National Renewable Energy Laboratory, Alberta Innovates and Natural Resources Canada, and intend to continue to build a network of outside government and institutional research collaborators in the United States and Canada.

          We intend to produce new products at our Westbury commercial demonstration facility after they have been successfully developed in our research and development facilities. As our Westbury facility is of an industrial size, it is highly suitable for further testing the commercial production of new products after they have been developed in our research facilities and prior to full commercial rollout. We believe this provides us with a unique advantage over many of our competitors because our Westbury facility's industrial size and commercial capability allows us to further test and analyze new products in commercial volumes prior to full-scale commercial deployment.

          During 2009, 2010 and 2011, we incurred research and development expenses of C$2.9 million, C$2.6 million and C$4.3 million, respectively.

Our Existing Facilities

          Our corporate headquarters are located in Montreal where we lease approximately 13,870 square feet of space. Our lease expires on January 31, 2017. We have an option to terminate the lease at the end of the third year of the lease term if we require additional space and the landlord is unable to provide additional space, upon payment of a cancelation indemnity. We also have a right of first offer to lease any space, contiguous to the premises we currently lease, that becomes available for lease. We have an option to extend the lease for an additional five-year term.

          We own and operate or, in the case of our Edmonton facility, plan to own and operate, the following facilities for the conversion of MSW and other feedstock, and the production of renewable biofuels and chemicals:

	Sherbrooke, Canada	Westbury, Canada	Edmonton, Canada
Type	Pilot	Commercial demonstration	Commercial
Timing	Operational since 2003	Operational since 2009(1)	Under construction; ready for methanol production expected in the first quarter of 2013
Feedstock	Tested with MSW from numerous municipalities and more than 25 different feedstocks	Treated wood such as decommissioned electricity poles and railway ties, wood waste and MSW	Sorted MSW
Expected Commercial Production Capacity	N/A	1.3MMGPY	10MMGPY
Hours of Operation to Date	4,500	4,300	N/A
Throughput Capacity (metric tons/day)	4.8	48	350
Ownership	100%	100%	71%(2)

(1)
The Westbury facility produced syngas from 2009 until June 2011 and commenced the start-up phase of producing methanol in June 2011.

(2)
In December 2011, each of Waste Management of Canada Corporation and EB Investments ULC invested C$7.5 million in Enerkem Alberta Biofuels LP, the partnership that is developing and which will own and operate the Edmonton facility. As a result of these investments, we had an ownership interest of 33% in the facility. Upon completion of the agreed upon capital contributions, which we expect to be completed in the first quarter of 2013 (including a contribution of C$29.6 million by us), we will have an ownership interest of 71% in the Edmonton facility and Waste Management of Canada Corporation and EB Investments ULC will each have an ownership interest of 14.5% in the facility.

Sherbrooke, Canada

          In 2003, we built a pilot facility in Sherbrooke that is designed to process 4.8 metric tons per day of feedstock, including MSW.

          Through the development and operation of our pilot facility, we acquired extensive knowledge of gasification, gas cleaning and conditioning, and catalytic processes. We have produced methanol, acetates and cellulosic ethanol at the Sherbrooke facility.

          We have extensively tested more than 25 feedstock materials at our Sherbrooke facility, including:

  •
  MSW from various municipalities;

  •
  forest biomass, as well as construction and demolition wood;

  •
  agriculture biomass such as wheat straw and corn stovers;

  •
  plastics, which include various forms of pelletized, shredded and mixed plastics;

  •
  glycerine;

  •
  industrial waste biosolids; and

  •
  petroleum coke.

          We lease approximately 16,500 square feet for the Sherbrooke facility. Our lease expires on October 31, 2013 and we have an option to renew the lease for additional one-year terms. In addition, we have an option to purchase up to 30,000 square feet of land that is adjacent to our facility.

Westbury, Canada

          Our commercial demonstration facility in Westbury is designed to operate on a continuous basis and to produce commercial products. The facility is adjacent to a sawmill that processes treated wood from discarded telephone poles and railway ties. The resulting sawmill residues are used by the Westbury facility as its principal feedstock, with the remaining feedstock consisting of MSW. We completed the initial phase of the construction in 2009, at which point the facility was converting waste into syngas. Our Westbury facility has a throughput capacity of 48 metric tons per day, which represents a 10x scale-up in throughput capacity compared to our pilot facility in Sherbrooke. We completed the installation of methanol production equipment in Westbury in 2011, and the facility commenced production of methanol in June 2011. We intend to add ethanol production equipment to the facility in 2012 to enable an initial production capacity of 1.3MMGPY. We have entered into an offtake agreement with GreenField Ethanol for the purchase of all the ethanol to be produced at our Westbury facility.

          We managed the Westbury project from initial development through construction and commissioning. We provided the design and process engineering for the facility and supervised site preparation and civil work, permitting, installation, mechanical and electrical work, instrumentation, control, piping and commissioning. Through this experience, we have developed relationships with suppliers for some of our core equipment and enhanced our ability to manage and control capital costs as we undertake construction of our future facilities.

          In October 2011, we acquired the land on which the Westbury facility is located in connection with a renegotiation of a commercial relationship with the owner of the land, which operates the adjacent sawmill and is also our feedstock supplier for the Westbury facility.

Edmonton, Canada

          We believe that our commercial 10MMGPY facility under construction in Edmonton represents the world's first major collaboration between a metropolitan center and a waste-to-biofuels company. The Edmonton facility is designed to accommodate a second standard 10MMGPY module. The City of Edmonton is widely recognized as a leader in the development of advanced municipal waste disposal solutions. Our relationship with the City of Edmonton began in 2004, and following a highly competitive technology review and qualification process in which the city evaluated more than 100 waste diversion technologies, the city decided to adopt our proprietary technology platform as one of its principal municipal waste management solutions.

          We estimate the initial construction costs to prepare the facility for methanol production to be approximately C$80.0 million, plus finance costs. We estimate the additional capital costs to ready the facility for ethanol production to be approximately C$25.0 million, plus finance costs. We expect to finance the facility with C$23.4 million in government financial assistance from the City of Edmonton and the government of the province of Alberta, C$15.0 million in equity from a Waste Management affiliate and EB Investments ULC, as described below, and the balance from our available cash and the net proceeds from this offering.

          In December 2011, each of Waste Management of Canada Corporation and EB Investments ULC invested C$7.5 million in Enerkem Alberta Biofuels LP, the partnership that is currently developing and which will own and operate the Edmonton facility. As a result of these investments, we had an ownership interest of 33% in the Edmonton facility. Upon completion of the agreed upon capital contributions (including a contribution of C$29.6 million by us), which we expect to be completed in the first quarter of 2013, we will have an ownership interest of 71% in the facility and Waste Management of Canada Corporation and EB Investments ULC will each have an ownership interest of 14.5% in the facility. Contemporaneously with these investments, we entered into (i) a Services Agreement with Enerkem Alberta Biofuels LP whereby we will perform, or cause to be performed, until the start-up of the facility, all work required for the design, engineering, procurement, installation, construction, start-up and commissioning of the facility during the development and construction phases and will manage the provision of all materials, equipment, machinery, tools, personnel and other services required in connection therewith, (ii) a Technology License Agreement with Enerkem Alberta Biofuels LP whereby we have granted, until the facility ceases operations as a going concern, a license to use our technology, and (iii) a Right of First Offer Agreement whereby we and Enerkem Alberta Biofuels G.P. Inc. agree to grant a right to each of Waste Management of Canada Corporation and EB Investments ULC to provide at least one-third of the investment and financing opportunities to develop biorefinery projects in the greater Edmonton metropolitan area, prior to us making or seeking from a third party any investment in relation to such facility.

          Under the Biofuels Facility Operating Agreement entered into on May 20, 2009, the City of Edmonton has agreed to provide our Edmonton facility with 100,000 dry, prepared and sorted metric tons of MSW for a tipping fee of C$45 per metric ton for a 25-year period, to be adjusted annually in accordance with the Canadian Consumer Price Index. The City of Edmonton estimates that it will increase the level of waste that is diverted from landfilling from 60% to 90% once our facility is fully operational.

          We expect to ready our Edmonton facility for methanol production in the first quarter of 2013 and ethanol production in the second half of 2013. We have entered into an offtake agreement with Methanex Corporation, a global leader in methanol production and marketing, for the sale of methanol produced at the Edmonton facility. The term of the contract is five years, with an option for us to shift from methanol production to ethanol production and suspend the application of the offtake agreement upon 13 months prior notice, and an option for either party to terminate the agreement five years after such shift to ethanol production. Pursuant to the offtake agreement, we have a "put or pay" obligation and Methanex has a "take or pay" obligation and a right of first refusal should the production capacity of the Edmonton facility be increased or should methanol be produced at new facilities within the State of Alaska or the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, and the Yukon Territory, Northwest Territories and Nunavut. We are currently exploring a variety of other offtake arrangements with other parties for the ethanol to be produced at the Edmonton facility.

          We have co-located our Edmonton facility with the Edmonton waste management center and lease the land on which we are building our facility for a nominal amount from the City of Edmonton. Our lease expires on the date that our Biofuels Facility Operating Agreement with the City of Edmonton expires.

Our Future Facilities in Development

          We are currently developing two additional commercial facilities, one located in Pontotoc and one in Varennes.

	Pontotoc, Mississippi	Varennes, Canada
Type	Commercial	Commercial
Timing	Expected construction start in the fourth quarter of 2012	Expected construction start as early as the first quarter of 2013
Feedstock	Sorted MSW from Three Rivers Landfill	Sorted industrial, commercial and institutional waste
Anticipated Products	Cellulosic ethanol	Cellulosic ethanol
Expected Production Capacity	10MMGPY	10MMGPY
Throughput Capacity (metric tons/day)	350	350
Ownership	100%	50%

Pontotoc, Mississippi

          We signed a memorandum of intent with Three Rivers Solid Waste Management Authority on February 23, 2009, which was extended on September 13, 2011, to develop a commercial facility in Pontotoc. We will build this facility within the permitted area of a working landfill using the same modular design as the Edmonton facility. We anticipate producing 10MMGPY of ethanol from sorted MSW at this facility. We expect to start construction in the fourth quarter of 2012 and we estimate that it will take approximately 18 months to build the facility. We expect the initial construction costs to be approximately C$90.0 million to C$100.0 million, plus finance costs. In addition, an MSW pre-treatment facility is planned to be constructed near the site. We are currently in discussions to provide financing assistance for the construction of this MSW pre-treatment facility. We expect to finance these facilities with the DOE conditional financial assistance, project-level debt guaranteed by the USDA and project-level equity.

          We currently have an option to lease 20 acres of land from the Three Rivers Solid Waste Management Authority for an initial term of 20 years with two renewal options of 10 years each. We also have an option to purchase an adjacent 12-acre land parcel from The Three Rivers Solid Waste Management Authority. Our options expire on March 31, 2012.

          Following a competitive process, the DOE has agreed to provide financial assistance for the development of the facility in Pontotoc for a maximum amount of $50 million under the American Recovery and Reinvestment Act of 2009. The DOE's assessment process included a detailed technical review, and its financial contribution remains subject to us complying with various customary conditions and covenants, including completing the project-level financing for the development of the facility. The project has also obtained a conditional commitment for an $80 million loan guarantee by the USDA. The conditional commitment letter entered into in January 2012 provides for a guarantee on 80% of loans related to the project.

          Our project development and project management teams are in the process of negotiating a long-term supply agreement with the Pontotoc municipality to supply MSW feedstock for the facility. MSW feedstock for the facility can be supplemented with other sources, including abundant locally available low-cost wood residues, both from industrial and forest sources, if necessary. Our teams are also finalizing agreements with local stakeholders and preparing for future procurement and construction activities. We have completed a Federal National Environmental Policy Act review in 2010, and have made substantial progress toward applying for obtaining the required federal and state-level permits required to build and operate the facility.

          We plan to initiate the construction of the Pontotoc facility once we have achieved the following key milestones: (1) satisfy the DOE conditions to proceed to the second phase of the DOE financial assistance agreement; (2) enter into a ground lease and a definitive MSW feedstock supply agreement with the municipal landfill agency; (3) enter into a definitive loan guarantee agreement with the USDA and raise the underlying project-level debt; and (4) complete the permitting process.

Varennes, Canada

          We plan to build an additional commercial facility in Varennes, located near Montreal, through a 50-50 joint venture with GreenField Ethanol Inc., one of the largest ethanol producers in Canada. The proposed 10MMGPY cellulosic ethanol facility will be located on the site of GreenField's grain ethanol facility in Varennes and is anticipated to convert commercial waste and construction and demolition debris into cellulosic ethanol.

          Together with GreenField, we have initiated project development and permitting activities. We expect construction of the 10MMGPY facility to begin as early as the first quarter of 2013. The site also offers opportunities for expansion through the addition of 10MMGPY modules. Along with contributing 50% of the funds required to develop the Varennes facility, GreenField will contribute technical and manufacturing support to the joint venture. This support will include the detailed design, construction and operation of the facility and the sales of products generated by the facility. We expect that GreenField will enter into an offtake agreement pursuant to which it will purchase all of the cellulosic ethanol to be produced by the facility.

          The Quebec provincial government has conditionally approved C$18.0 million in financial assistance and a C$9.0 million loan for the construction of the Varennes facility. We are currently in discussions with the Quebec government to finalize the contractual arrangements for this financial support. In October 2010, we applied for a C$33.0 million interest-free loan from Sustainable Development Technology Canada under its NextGen Biofuels Fund. We expect to finance the Varennes facility with the Quebec grant and loan, the NextGen interest-free loan and equity investments from us and GreenField pursuant to our joint venture arrangement.

          We expect integrations between first and second-generation ethanol facilities to continue as many traditional corn-based biofuel producers seek to leverage existing facilities to produce second generation biofuels. The integration with a first-generation ethanol production facility will allow us to take advantage of certain of the existing infrastructure at the site, such as site roads, utilities and ethanol handling facilities.

          In addition, GreenField has undertaken to provide a lease for the land on which the Varennes facility will be built.

          In order to initiate the construction of the Varennes facility we must achieve the following key milestones: (1) complete the permitting process; (2) enter into a ground lease and a definitive feedstock supply agreement; (3) obtain the NextGen loan; and (4) finalize the funding with the Quebec Government.

Project Management, Engineering, Supply Chain Management and Construction

          We have developed a modular, copy-exact and scalable approach to our technology platform to deploy our standard 10MMGPY modules. We anticipate that this approach will allow us to manufacture our systems as prefabricated, replicable modules under fixed-price contracts and will help us reduce our capital costs by enabling the manufacturing and assembly of multiple prefabricated modules in parallel. We have entered into various such fixed-price contracts with third-party manufacturers for components of the 10MMGPY module to be installed at our Edmonton facility. Moreover, we expect that this approach will allow us to cost-effectively increase the throughput and production capacity of existing facilities by placing additional prefabricated modules side-by-side.

          Modularization is the process of engineering, integrating, fabricating and assembling construction projects into shippable modules that are manufactured in a factory or yard. The modules are then assembled at the project site using a just-in-time process. Traditionally used in shipbuilding, off-site modularization is increasingly used in the construction of power plants, train and airplane assembly, as well as mining operations.

          A key benefit of using a modular approach is that modules can be fabricated and assembled by third parties in a controlled environment and in parallel with the preparation of the selected site for the facility. As a result, weather and site labor issues have a smaller impact on overall project performance and delivery. Moreover, logistics, quality assurance, and cost control aspects of the project can be carried out with a greater degree of control. Since preparation of the facility site and civil work can occur in parallel with off-site fabrication and pre-assembly, the overall project schedule can be significantly accelerated.

          We divide our facilities into two discrete components for project execution purposes. The first component is comprised of the core process units and equipment that integrate our proprietary technology, such as our bubbling fluidized bed gasifier, syngas cleaning and conditioning and syngas conversion equipment. The second component is comprised of the remaining peripheral area of our facilities that includes the supporting systems and equipment, such as gas and liquids storage equipment, utilities tie-ins, interconnection systems and other infrastructure that includes site-specific civil works, such as roads and fire protection. While the peripheral area of our facilities comprises equipment that is essential to the overall operation of a facility, it is, for the most part, composed of services and standard off-the-shelf equipment that can be sourced from multiple local suppliers. While the modularization approach described above is principally beneficial to core process units and equipment, the peripheral area elements, such as pipe racks, water treatment and gas separation equipment, may also be modularized efficiently. As a result, on-site construction crews for our facilities will increasingly be utilized solely to carry-out site-specific civil work, install the peripheral area components that have not been modularized and assemble the shop-fabricated process modules together.

          Our projects are delivered by two teams that work side-by-side. The first team is responsible for the sourcing, procurement and delivery of all process modules company-wide. This team ensures that our prefabricated modules satisfy our technical specifications and quality standards and are delivered to each project site on schedule. As manager of the supply chain for the process modules, this team is in charge of the identification and qualification of equipment suppliers, modules fabricators and integrators to ensure parallel, multiple-source procurement of all systems, while maintaining a focus on generating cost efficiencies, addressing and minimizing purchasing, supply and delivery risks, and increasing overall capacity. The second team is a project-specific project management team that acts as our in-house general contractor for the project, in those instances where we decide not to utilize a third party general contractor. When compared to the scope typically assigned to an engineering, procurement and construction, or EPC, contractor in industrial construction projects, the scope of work for our project management team, or external general contractor when we decide to use one, is much narrower due to the fact that it only includes the delivery of the peripheral area of the project and the installation of the process modules.

Our Relationships

          We intend to continue to enter into strategic relationships with select partners to capitalize on the expertise and core competencies that our partners can provide in order to increase our market penetration. Our criteria for entering into collaborations in both the waste management industry and the fuels industry include:

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  the ability of a partner to facilitate access to feedstock or product offtake and distribution;

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  the leadership position our potential partner enjoys in its market; and

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  the ability of a partner to assist us in expanding our international market reach and brand awareness.

          We have entered into non-binding arrangements, and we are currently negotiating definitive commercial development agreements, relating to commercial arrangements with affiliates of our two strategic shareholders, Waste Management of Canada Corporation and Valero, to build and own new commercial facilities using our proprietary technology platform. We anticipate that these relationships will shorten our time-to-market and enable us to take advantage of the growing demand for our waste-based biofuels, while providing us with an option to take a non-controlling ownership interest in such projects. We have also established a partnership with GreenField Ethanol Inc. to develop a standard 10MMGPY commercial facility in Varennes. As part of this arrangement, we expect that GreenField will enter into an offtake agreement pursuant to which it would purchase all of the ethanol to be produced by the facility.

Waste Management

          Waste Management is the leading provider of waste management services in North America. The company provides collection, transfer, recycling and resource recovery, and disposal services. It is also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States. We expect our commercial arrangements with Waste Management to provide us with an attractive opportunity to potentially develop sites with access to secure and abundant feedstock supplies.

          The following is a summary of the material aspects of our relationship with Waste Management.

          Commercial Development Agreement.    In April 2011, we entered into a non-binding arrangement with WM Organic Growth,  Inc., an affiliate of Waste Management, for the potential development and construction of up to six commercial production facilities representing a minimum aggregate output capacity of 100-120MMGPY. We anticipate that these facilities will consist of approximately 10 to 12 of our standard prefabricated 10MMGPY modules and that this agreement may significantly accelerate the commercial deployment and market penetration of our systems and proprietary technology platform throughout North America.

          Under the terms of the proposed arrangement, we expect to grant a technology license to each project in consideration of an upfront license fee, recurring royalty fee based on gross revenue and a right to supply our proprietary systems. While the agreement will not require us to make any project-level investments, we expect to have the right to invest up to 49.5% of the equity in each project on the same terms as Waste Management.

          Supply Rights Agreement.    In January 2010, we entered into a supply rights agreement with an affiliate of Waste Management for the supply of MSW for facilities that we are developing, excluding Edmonton and Pontotoc. Under the agreement, Waste Management has a right of first offer to supply MSW to our facilities and will pay tipping fees at local market rates for a 36-month term commencing on the first commercial sale of products from our first standard 10MMGPY commercial facility or 24 months after the date of the agreement. Pursuant to the non-binding arrangement with WM Organic Growth described above, this right of first offer is to be converted into a right of first refusal and will not apply to projects: (1) outside of a 75-mile radius of a Waste Management facility that can provide sufficient feedstock volume for a minimum of two standard 10MMGPY modules (increasing to a 150-mile radius if the Waste Management facility is accessible by rail or barge); (2) developed on landfills owned and managed by a municipality or other similar authority; or (3) developed by a third party group that owns at least 20% of the equity of such project.

          Edmonton facility.    In December 2011, Waste Management of Canada Corporation, an affiliate of Waste Management, invested C$7.5 million in Enerkem Alberta Biofuels LP, the partnership that is currently developing and which will own and operate the Edmonton facility. As a result of such investment, the affiliate of Waste Management held approximately 33% of Enerkem Alberta Biofuels LP, which ownership interest will decrease to approximately 14.5%, as we complete our capital commitments to Enerkem Alberta Biofuels LP, which we expect to be completed in the first quarter of 2013.

Valero

          Valero is one of the largest independent refiners in the world and one of the largest retailers and producers of ethanol in the United States. Valero owns 15 petroleum refineries located across United States, Canada, the United Kingdom and Aruba.

          The following is a summary of the material aspects of our relationship with Valero.

          Commercial Development Agreement.    In April 2011, we entered into a non-binding letter of intent with Diamond Alternative Energy, LLC, an affiliate of Valero, for the initial development and delivery in the United States of up to six ethanol production sites to be non co-located with existing Valero facilities, representing an aggregate output capacity of 80-250MMGPY, and other projects to be co-located with existing Valero facilities. We intend to commence discussions with respect to the terms of a final non-exclusive agreement. This proposed agreement is also expected to significantly accelerate the commercial deployment and market penetration of our proprietary technology throughout the United States.

          Under the terms of the proposed agreement, we will grant a technology license to each project in consideration of a license fee and a right to supply our proprietary systems. However, for projects larger than 20MMGPY, Valero may determine the most economical design basis for such projects and will be entitled, subject to certain conditions, to seek competitive bids for equipment and construction.

          Valero will be the facility operator for each of the projects they develop. While the proposed agreement will not require us to make any project-level investments, we will have the right to invest up to 50% of the equity in projects not co-located with Valero facilities and that use MSW as feedstock, and up to 49% of the equity in projects that use feedstock from other sources or in projects that are co-located with Valero facilities. Valero, in turn, will have the right to acquire an ownership interest equal to at least 33% in one of our projects to be developed in the United States. The initial term of the proposed agreement will be for 4.5 years, which will automatically extend to 9 years if Valero orders at least one of our 10MMGPY systems, or if Valero exercises its investment option in one of our projects prior to the expiration of the initial term.

          Finally, Valero would be restricted from bidding for MSW feedstock without our consent or using MSW within 50 miles of any of our projects, or any of our other partners' projects. Similarly, we would be restricted from using MSW within 50 miles of any of Valero's projects.

          Offtake Agreements.    The letter of intent with Valero contains the proposed terms of an ethanol offtake agreement under which Valero will be granted a right of first refusal to purchase ethanol at market rates, with a marketing discount, from any future facilities that we develop in California, Iowa, Nebraska, South Dakota, Minnesota, Wisconsin, Indiana, Ohio, Texas, Louisiana, Mississippi, Alabama and Florida, and a right of first offer for the ethanol produced at our facilities located in any other location in the United States. In the case where Valero is an investor in our projects, it has agreed to market all ethanol produced by such project.

GreenField Ethanol

          GreenField Ethanol Inc. is one of the largest ethanol producers in Canada. We are in the planning phases with GreenField for the development of the 10MMGPY commercial facility in Varennes.

          In addition to our planned facility in Varennes, the following are certain other key aspects of our relationship with GreenField.

          Development Rights Agreement.    In September 2008, we entered into a development rights agreement with GreenField which would allow GreenField to develop facilities utilizing our technology platform in the provinces of Ontario and Quebec and the States of New York, Michigan and California. While this development rights agreement, as amended in April 2009, will expire on March 31, 2012, we are currently negotiating an extension of the term of the agreement with GreenField. Under the agreement, GreenField will offer us the first opportunity to invest in all qualified projects it develops in Québec, Ontario, New York, Michigan and California at the same ownership level as GreenField and we will offer GreenField the first opportunity to invest in all qualified projects we develop in Québec and Ontario at the same ownership level as ours.

          Offtake Agreement.    We have entered into an agreement with GreenField to purchase all of the ethanol that will be produced at our Westbury facility. In addition, we expect that GreenField will enter into an offtake agreement pursuant to which it would purchase all of the cellulosic ethanol produced at the Varennes facility.

City of Edmonton and Alberta Government

          The City of Edmonton is widely recognized as a leader in the development of advanced municipal waste management solutions. Our relationship with the City of Edmonton began in 2004 following a highly competitive technology review and qualification process in which the city evaluated more than 100 competing waste disposal technologies pursuant to which the City decided to adopt our technology as one of its principal municipal waste management solutions.

          We are currently in the process of constructing a first standard 10MMGPY commercial facility in partnership with the City of Edmonton. We expect to ready our Edmonton facility for methanol production in the first quarter of 2013 and ethanol production in the second half of 2013. We believe this facility represents the first collaboration between a waste-to-biofuels company and a metropolitan center to address its waste disposal challenges. It will also be possible to add a second 10MMGPY prefabricated module to increase the facility's production capacity. We also built a research and development facility located adjacent to our commercial facility, which is owned by the City of Edmonton and operated in partnership with the government of Alberta. We expect this facility to be operational in the first half of 2012. See "Business — Research and Development" above.

Intellectual Property

          Our success depends in part on our ability to maintain our competitive advantage through the protection and development of our proprietary technology and intellectual property. To accomplish this, we rely on a combination of patent and trade secret protection under U.S., Canadian and foreign laws, as well as through employee and third party agreements.

          Several aspects of our technology and intellectual property are covered by patents and pending patent applications in various jurisdictions. We own 3 issued U.S. patents and 5 issued patents in Canada, Spain and the United Kingdom. The 3 U.S. patents were issued in 1997, 2002 and 2011 and will expire in 2015, 2020 and 2028. The U.S. patent expiring in 2015 covers a steam reforming catalyst and a method of preparing the catalyst, the U.S. patent expiring in 2020 covers a mobile granular bed filtration apparatus for hot gas conditioning and the U.S. patent expiring in 2028 covers the production of ethanol from methanol. In addition, we have 36 patent applications pending in the United States and several other countries. Our patent applications cover various aspects of our gasification and gas conditioning technologies, as well as for converting syngas into various chemicals and fuels such as methanol, ethanol and acetates. We intend to continue to file patent applications to protect our technology, as we are continuously reviewing innovations developed by our research and development and technology development groups and assessing them for patentability. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our management of these filings is focused on maximizing the likelihood of acquiring strong patent protection.

          We have submitted applications to register trademarks for the Enerkem name and logo in the United States and Canada.

          We rely on, among other things, contractual agreements to protect our proprietary know-how and other trade secrets. Our employees and consultants have entered into non-disclosure and proprietary information and invention assignment agreements with us. The vast majority of these agreements address intellectual property protection and confidentiality issues and require our employees and consultants to:

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  assign to us all of the inventions, designs and technologies they develop during the course of their employment or consulting engagement with us;

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  maintain the confidentiality of all confidential information acquired or developed in the course of their employment or consulting engagement with us; and

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  refrain from using such confidential information for any purpose that is not connected with their employment or consulting engagement with us.

          We also protect our sensitive information by limiting access to certain employees and consultants, and require certain third parties to enter into non-disclosure agreements with us. If these agreements are breached, we may not have adequate remedies for such breach. However, third parties may independently develop equivalent proprietary information or gain access to our trade secrets and other intellectual property. In the future, we intend to enter into contractual agreements with parties to whom we will sell systems utilizing our proprietary technology platform that will include extended confidentiality, intellectual property and trade secrets protection, as well as extend our visitation and audit rights to ensure that our intellectual property and proprietary information are adequately protected.

Competition

          Competition for renewable biofuels and chemicals that we produce and for MSW feedstock from desirable landfills is intense in all markets in which we conduct or intend to conduct business, and our business is subject to a variety of competitive, regulatory and market factors, many of which are beyond our control.

          We believe that the primary competitive factors in our markets are:

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  reliable and abundant feedstock supply;

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  price of feedstock and cost of its production;

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  product performance and quality;

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  experience in scaling-up and operating commercial-scale facilities;

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  flexible cost structure;

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  existing relationships with waste owners and/or operators;

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  access to capital;

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  ability to process MSW and produce biofuels and chemicals at meaningful volumes; and

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  qualification of fuels under U.S. and Canadian standards and the requirements of RFS2 with respect to our renewable biofuels.

          Renewable biofuels and chemicals.    In the near term, we expect that the renewable biofuels that we produce will compete with other cellulosic biofuels developed by both established and new companies that seek to produce these fuels to satisfy the RFS2 mandate and similar Canadian fuel content requirements. There are many companies active in the area of producing biofuels from fermentable sugars, as well as a limited number of companies who are focused on developing thermochemical processes for converting biomass into fuels. While we believe that only a limited number of companies in this field have currently advanced their technologies to the stage where they are producing cellulosic biofuels on a commercial scale, we expect that several of these companies will progress and begin commercial production of renewable biofuels in the near term. In the longer term, other potential competitors for our renewable biofuels and chemicals may include integrated oil companies, independent refiners, large chemical companies and agricultural products companies, many of which are much larger than we are, have well-developed distribution systems and networks for their products, have historical relationships with the potential customers we are seeking to serve and have sales and marketing programs in place to promote their products.

          Given the size of the markets in which we compete and the developing stage of alternative fuels markets, we do not believe that the success of other renewable products will necessarily prevent our renewable biofuels and chemicals from being successful. However, with the wide range of renewable biofuels and chemicals under development, we must be successful in reaching potential customers and convincing them that our products are effective and reliable alternatives.

          Waste management solutions.    We expect to compete for access to MSW feedstock with existing and emerging waste management companies. While we believe that the traditional solid waste industry in North America is facing challenges that will gradually render landfilling and incineration less attractive as a solution for waste disposal, we expect to face competition from traditional waste management companies for access to MSW feedstock from landfills.

          We also anticipate facing competition for MSW feedstock and access to desirable landfills from companies with emerging waste conversion technologies such as waste-to-energy and other waste-to-renewable products. While we believe that only a limited number of companies in this field have advanced their technologies to the stage where they are commencing construction activities on a commercial scale, some of our competitors have been active in this area for many years and have secured long-term arrangements for access to MSW feedstock.

Regulations Affecting Our Industry

RFS2, RINS, and Waiver Credits

          The rulemaking to implement RFS2, which was completed in March 2010, took effect in July 2010 and will govern implementation through 2022. The mandate requires that petroleum refiners and importers use a minimum volume of renewable fuel in the United States transportation market each year, set to reach 36 billion gallons by 2022. The statute includes a particular mandate for cellulosic biofuels, beginning at 100 million gallons in 2010 and increasing to 1 billion gallons by 2013 and 16 billion gallons by 2022. However, should there be an undersupply of cellulosic biofuels in the market, the EPA is required to reduce the mandate by regulation to the expected actual production for a specific year. This was the case in 2010, 2011 and 2012, with EPA reducing the mandate to 6.5 million gallons, 6.6 million gallons and 8.65 million gallons, respectively. Cellulosic ethanol, which is a key component of second-generation biofuels, is chemically identical to corn or sugar-derived ethanol, but is produced from a large base of non-food biomass and waste feedstock which do not compete for farm land.

          To qualify for RFS2, cellulosic biofuels must be made from qualified renewable biomass, which includes certain types of MSW. EISA defines renewable biomass as including separated yard and food waste. EPA, by rule, has determined that post-sorted MSW may be included in the category of "separated yard and food waste." Registration for MSW-to-fuel plants includes a requirement that a waste separation plan be submitted to the EPA for each facility showing that recyclable materials will be "separated to the extent reasonably practicable."

          The mechanism for compliance with the mandate is in the form of a Renewable Identification Number, or RIN, which are attached to renewable biofuels. Obligated parties, which consist of refiners and importers, must acquire a sufficient number of RINs to satisfy their Renewable Volume Obligations, or RVOs, which are based on each obligated party's pro rata share of the United States fuel market. The RINs may be separated and traded when biofuels are physically blended with gasoline or diesel. Obligated parties can obtain RINs by buying biofuels from producers or by buying a detached separated RIN from other obligated parties that have blended quantities in excess of their required volumes. Cellulosic ethanol made from MSW earns, for each gallon of ethanol, one cellulosic RIN multiplied by the biogenic component contained in the ethanol. The non-biogenic component of ethanol made from MSW typically results from plastics, synthetic textiles and materials and rubber contained in the MSW.

          During years where the EPA determines in advance that projected cellulosic biofuel capacity is insufficient to meet the mandate, the EPA, in addition to reducing the mandate for a specific year, creates cellulosic biofuel waiver credits, or CWCs, for purchase for that year. After all physical volumes are consumed, if there remains a shortfall between the actual production and the reduced mandate, obligated parties must purchase CWCs to satisfy their RVOs or carry the deficit into the next year. The EPA will make CWCs available for sale to obligated parties for a price, indexed annually, that is the higher of: (1) the amount by which $3.22 per gallon (in 2011 prices) exceeds the average wholesale price of a gallon of gasoline in the United States; or (2) $0.27 per gallon (in 2011 prices). Based on this formula, the EPA stated that it will make CWCs available for a price of $0.78 per gallon-RIN for compliance year 2012. CWCs can only be used by obligated parties to satisfy their current year cellulosic RVOs, cannot be banked for future use, cannot satisfy compliance obligations carried over from a previous year, and cannot be sold or transferred.

United States Cellulosic Biofuel Production Tax Credit

          Cellulosic biofuel producers in the United States are eligible for a production tax credit, or PTC, equal to $1.01 per gallon. Credits are earned by producers and can only be used to offset income taxes. The credit, which was part of the Food, Conservation and Energy Act (Farm Bill) of 2008, is available through December 31, 2012.

United States Department of Energy Cost-Sharing Arrangements and United States Department of Agriculture Loan Guarantee Programs

          The DOE, between 2007 and 2010, provided grant funds under cost-sharing arrangements for construction of integrated biorefineries providing advanced biofuels and related co-products. This cost share funding provided up to $50.0 million in funding. In addition, the DOE has in the past, and may again in the future, issue grant funding opportunities for biofuels research, feedstock research, logistics and supply chain management, downstream biofuels infrastructure, or facility construction and retrofits. The DOE also has a loan guarantee program supporting the deployment of renewable energy technologies for which certain renewable energy projects may be eligible.

          The USDA provides loan guarantees specifically for advanced biorefineries. The USDA loan guarantee authority is limited to $250.0 million per facility, and the most recent solicitation for applications closed on July 6, 2011.

Canadian Policies on Renewable Fuels

          The Canadian Renewable Fuels Regulations, adopted under the Canadian Environmental Protection Act, 1999, require gasoline fuel producers, sellers and importers to have an average annual renewable fuel content equal to at least 5% of the volume of gasoline that they produce, sell or import. These regulations came into force on December 15, 2010. The requirement for renewable fuel content is on the basis of the obligated party's total annual volumes, and compliance is based on the calendar year, save and except for the first compliance period, which began on December 15, 2010 and ends on December 15, 2012. To qualify as renewable fuel under the regulations, the renewable fuels must be ethanol, biodiesel or a liquid fuel produced from renewable fuel feedstock, which includes MSW. Many provinces are also mandating the blending of ethanol into gasoline, such as the following Canadian provinces: British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

          Canadian production incentives are paid directly to producers. The Canadian federal incentive, which is managed under the ecoENERGY program, was launched in 2007 and was available to all ethanol and biodiesel producers including corn ethanol producers. The initial C$1.5 billion in available funds is now fully allocated to facilities that are currently, or will soon be, in production. The program provides incentives ranging from C$0.10 per liter, or C$0.38 per gallon, initially and declining to C$0.03 per liter, or C$0.11 per gallon, in 2017. The federal government is currently being asked by market participants to create an incentive for next generation biofuels that would create parity with the RFS2 system in the U.S.

          In Alberta, facilities producing second generation ethanol with capacity of less than 150 million liters, or 39.6 million gallons, per year are eligible for an incentive equal to C$0.14 per liter, or C$0.53 per gallon, sold. The program has been extended through 2016.

          In Quebec, producers of cellulosic ethanol using a thermochemical process like ours, are eligible to receive a reimbursable tax credit of up to C$0.15 per liter, or C$0.57 per gallon, of cellulosic ethanol produced, with the size of the credit linked to an average of the closing spot price of ethanol on a monthly basis.

Regulations Affecting Our Business and Operations

          Our biorefineries are subject to a variety of federal, state, provincial and municipal environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental and natural resource protection.

U.S. Federal Regulations

          Our U.S.-based facilities must comply with U.S. federal environmental laws and regulations, such as those laws commonly referred to as the National Environmental Policy Act, or NEPA, the

Clean Air Act, or CAA, and the Clean Water Act, or CWA. These laws and regulations generally require the completion of an environmental impact study for certain types of proposed federal actions, compliance with consultation or other evaluatory obligations and the application for and issuance of various governmental permits, approvals and authorizations. Federal laws and regulations may be delegated to state and local governmental authorities for implementation in accordance with the requirements of an approved state or local program.

          Achieving and maintaining compliance with these laws and regulations may require a regulated facility to obtain permits, submit periodic reports to governmental authorities, make routine or unscheduled facility and equipment upgrades, take actions to address certain potential environmental and related liabilities, and take other actions relating to the prevention, mitigation, or compensation for pollutant emissions associated with our operations. Compliance with environmental laws and regulations may require our company and/or facilities to incur both direct and indirect costs, such as permitting fees and equipment procurement, or administrative, civil, criminal and other penalties for noncompliance, if any. Delays in achieving or gaps in maintaining environmental compliance with applicable requirements may have a negative impact on our operations, growth, and revenues.

          We believe that our planned operations in the United States are in substantial compliance with existing environmental laws, regulations and permitting obligations. We have prioritized such compliance as we developed and engineered our processes, and have to date obtained certain necessary permits in a timely manner that will facilitate adherence to our anticipated construction schedule. However, further spending will be necessary in the future, including in the event of enactment of new laws or regulations, new interpretations of existing laws, increased enforcement of certain environmental laws, or other developments.

          Examples of some of the principal federal environmental requirements applicable to the company or our facilities include:

          National Environmental Policy Act.    NEPA requires federal agencies to assess the potential environmental impacts associated with a proposed federal action and to identify measures to avoid or minimize those impacts as part of the agency's decision making processes. Federal agencies also must evaluate reasonable alternatives to those actions. Our planned facility in Pontotoc is subject to the NEPA evaluation process because it is receiving financial support from the DOE and the USDA.

          Under NEPA, an Environmental Assessment, or EA, was prepared for our Pontotoc project. The EA process included a public consultation period, which began with a scoping notice that was sent to federal, state, and local agencies, tribal governments, elected officials, businesses, organizations, and special interest groups, as well as members of the general public. Stakeholders were given 30 days to submit comments regarding the project. Following the EA, DOE issued a Finding of No Significant Impact, or FONSI. The FONSI indicates that the project will not result in significant adverse effects to the environment and that the potential environmental impact has been sufficiently avoided, minimized or mitigated. The FONSI supports the DOE's decision to authorize the proposed grant of specified federal funding for the project. This determination allowed us to proceed with the project without the need to undertake a more comprehensive environmental impact study, or EIS, under NEPA.

          Clean Air Act Regulation.    The CAA requires the Environmental Protection Agency, or EPA, to adopt various standards for air pollutant emissions, emissions control technologies, operating practices and other requirements necessary to control air pollutant emissions to the ambient environment. Our operations, air pollutant emissions from our facilities, and our products will be subject to requirements established under the CAA and analogous state laws and regulations. The CAA also governs the registration of fuel products and additives, which include methanol and ethanol, some of our main products.

          Clean Water Act Regulation.    The CWA requires the EPA to regulate the discharge of pollutants to waters of the United States through the development and enforcement of regulations. The CWA serves a similar role for the protection of surface water quality as does the CAA for ambient air quality. Our facility and operations will be subject to the CWA, compliance with which may be achieved through analogous state laws where the state administers a federally-approved program. Accordingly, for our Pontotoc facility, we have filed notices and applications for authorizations pertaining to the discharge of construction and operations-phase stormwater and for wastewater effluent discharges to the municipal wastewater authority, which is a publicly owned treatment works, for purposes of the CWA.

          Regulation of Hazardous Materials or Other Waste.    Other federal environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or Resource Conservation and Recovery Act, or RCRA, among others, may apply to the generation, handling, use, storage, treatment, disposal, transportation, release or threatened release, and reporting of hazardous materials or other waste materials at or associated with our Pontotoc facility.

U.S. State Regulations

          Our facilities will be subject to state regulations. For example, our Pontotoc facility will be subject to environmental regulations and requirements under the authority of the Mississippi Department of Environmental Quality. Such regulations relate to both the construction and the operation of the facility. Various permits with respect to construction, air, stormwater discharges, wastewater discharges, and solid waste storage, treatment, processing and disposal are required.

Canadian Federal Regulations

          Our Canadian operations are subject to Canadian federal environmental legislation and regulations. Under the Canadian Environmental Assessment Act (CEAA), a project is subject to a federal environmental assessment when a federal authority proposes a project, provides financial assistance for a project, transfers control of land for a project, or provides a license, permit, or approval for the execution of a project. For example, when selected to receive federal financial support under the ecoENERGY for Biofuels program for our commercial demonstration facility in Westbury, we were required to undergo a federal environmental assessment. Natural Resources Canada determined that, subject to the implementation of certain mitigation measures, our Westbury facility is not likely to cause significant adverse environmental effects. As such, the Westbury facility has qualified for the ecoENERGY program.

Canadian Provincial Regulations

          In the province of Quebec, two categories of authorizations were required and obtained for our Westbury facility: a Certificate of Compliance from the municipality confirming compliance of the project with the municipal by-laws, and Certificates of Authorization from the Ministry of Sustainable Development, Environment and Parks to construct and operate the facility, to install an ethanol and methanol loading station and to discharge the cooling water to the Saint-Francois River.

          In the province of Alberta, our future facility in Edmonton is required to comply with the Environmental Protection and Enhancement Act and the Water Act in Alberta. These regulations require industrial activities to be regulated in the interest of protecting environmental and human health. This Environmental Assessment process is managed by Alberta Environment. Under this process, an Environmental Impact Assessment report was required to describe the risks and uncertainties associated with the project's activities in order to assist Alberta Environment in making a public interest decision in approving the project. This report was provided to Alberta Environment and we have obtained approval through this process for our Edmonton facility.

U.S. and Canadian Municipal Regulations

          Our operations also require permits from municipalities where facilities are located, such as development, foundation, structural, and building permits.

Employees

          As of December 31, 2011, we had a total of 136 full-time employees, including 129 employees in Canada and 7 in the United States. Of these 136 employees, 19 were engaged in supply chain, quality and project management, 35 in engineering, 22 in operations and 14 in research and development activities. We had approximately 78 employees on December 31, 2010. No employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

          We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened against us.

Corporate Structure and Head and Registered Office

          We were incorporated under the Canada Business Corporations Act, or CBCA, on December 24, 2007 under the name Enerkem Inc. as part of an internal corporate reorganization effective on December 31, 2007, through which we became the successor to the operations of the biofuels division initiated by Enerkem Technologies Inc. Enerkem Technologies Inc. was incorporated under the Companies Act (Quebec) on December 8, 1997 and was involved in the development and commercialization of renewable energy technologies. Effective as of December 31, 2007, Enerkem Technologies Inc. completed a transaction pursuant to which its business, properties and liabilities were separated into two divisions: a biofuels division and an oils by-product conversion division. All assets and business, including certain intellectual property rights, related exclusively to the oils by-product conversion division were retained by Enerkem Technologies Inc. The oils by-product conversion division was focused on the transformation of oil by-products into various gases and fuels. Pursuant to the transaction, Enerkem Technologies Inc. transferred all of its assets and business relating to the biofuels division, including intellectual property rights, to us. Following the 2007 corporate reorganization, Enerkem Technologies Inc. changed its name to Afina Energy Inc., or Afina. All of the shareholders of Afina are also shareholders of our company, and include Vincent Chornet, our President and Chief Executive Officer, Dr. Esteban Chornet, our Chief Technology Officer, as well as affiliates of Rho Ventures and Braemar Energy Ventures, both of which are our principal shareholders. We have entered into an agreement with certain of our shareholders to purchase all of the issued and outstanding shares of Afina. We expect this transaction to close immediately following the closing of this offering. For more information, see "Certain Relationships and Related Person Transactions — Acquisition of Afina Energy Inc."

          Our principal executive office and registered office is at 1130, Sherbrooke Street West, Suite 1400, Montreal (Quebec) H3A 2M8, Canada. Our telephone number is (514) 875-0284. Our agent for services in the United States is The Delaware Corporation Agency, Inc., 222 Delaware Avenue — 9th Floor Wilmington, DE 19801. We also maintain a website at www.enerkem.com. The information contained in, or that can be assessed through our website, is not a part of this prospectus.

          The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities that we beneficially own or directly or indirectly exercise control or direction over.

Subsidiary	Jurisdiction of incorporation or registration	Percentage of voting securities or partnership interest held at December 31, 2011(1)
Varennes Cellulosic Ethanol L.P.(2)	Ontario, Canada	50%
Enerkem Alberta Biofuels LP(3)	Alberta, Canada	33%
Enerkem Mississippi Biofuels LLC(4)	Delaware	100%

(1)
We do not own any outstanding non-voting securities issued by these subsidiaries.

(2)
Partnership which owns the Varennes facility, held jointly with GreenField Ethanol Inc.

(3)
In December 2011, each of Waste Management of Canada Corporation and EB Investments ULC invested C$7.5 million in Enerkem Alberta Biofuels LP, the partnership that is currently developing and which will own and operate the Edmonton facility. As a result of these investments, we had an ownership interest of 33% in the Edmonton facility. Upon completion of the agreed upon capital contributions (including a contribution of C$29.6 million by us), which we expect to be completed in the first quarter of 2013, we will have an ownership interest of 71% in the facility and Waste Management of Canada Corporation and EB Investments ULC will each have an ownership interest of 14.5% in the facility. See the section titled "— Our Existing Facilities — Edmonton, Canada" above.

(4)
Limited liability company which will own the Pontotoc facility and held indirectly through our wholly-owned subsidiary, Enerkem Corporation, a corporation existing under the laws of the state of Delaware.

          The following diagram illustrates our organizational structure, on a simplified basis, as of December 31, 2011.

(1)
As of December 31, 2011, each of Waste Management of Canada Corporation and EB Investments ULC owned a 33% limited partnership interest in Enerkem Alberta Biofuels LP. See the section titled "— Our Existing Facilities — Edmonton, Canada" above.

          Our principal legal advisor in Canada is Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, QC H3B 3V2, and our principal legal advisor in the United States is Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036.

MANAGEMENT

Executive Officers, Directors and Key Employees

          The following table sets forth, for each of our executive officers, directors and key employees, the person's name, province or state, and country of residence, age and positions with us as of February 29, 2012.

Name	Age	Position
Executive Officers
Vincent Chornet Quebec, Canada	38	President, Chief Executive Officer and Director
Patrice Ouimet Quebec, Canada	39	Senior Vice President and Chief Financial Officer
Esteban Chornet Quebec, Canada	69	Chief Technology Officer and Director
James A. Conner Texas, USA	58	Senior Vice President, Operations
Jocelyn Auger Quebec, Canada	39	Vice President, Legal and General Counsel
Non-Employee Directors
Bruce Aitken(1)(2) British Columbia, Canada	56	Director
Anton de Vries(1) The Hague, Netherlands	60	Director
Larry A. MacDonald(1) Alberta, Canada	60	Director
Joshua Ruch(2) New York, USA	61	Chairman of the Board
Carl Rush Texas, USA	56	Director
Neil S. Suslak(2) New York, USA	53	Director
Key Employees
Denis Arguin Quebec, Canada	52	Vice President, Engineering and Operations
Philippe Burton Quebec, Canada	42	Vice President, Human Resources
Marie-Hélène Labrie Quebec, Canada	43	Vice President, Government Affairs and Communications
Jean-François Normand Quebec, Canada	47	Vice President, Project Management

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

Executive Officers

          Vincent Chornet co-founded our predecessor Enerkem Technologies, Inc. in 2000 and has served as a member of our board of directors and President and Chief Executive Officer since January 2008. From November 2006 to December 2007, he served as President of Enerkem

Technologies, Inc. From 2000 until November 2006, he served as Vice President, Finance of Enerkem Technologies, Inc. Prior to founding Enerkem, Mr. V. Chornet was a consultant and entrepreneur in the development and funding of industrial projects and start-up companies in the energy and speciality chemicals sectors. In 2010, Mr. V. Chornet was voted by industry peers as one of Biofuels Digest's Top 100 People in Bioenergy, ranking in the top tenth percentile. Mr. V. Chornet holds a B.Comm. from Hautes Études Commerciales—Montreal (Canada).

          Patrice Ouimet has been our Senior Vice President and Chief Financial Officer since November 2010. From February 2010 to November 2010, Mr. Ouimet served as our Vice President and Chief Financial Officer. From 2007 to 2009, Mr. Ouimet was Vice President, Corporate Development and Enterprise Risk Management for Gildan Activewear Inc., an international apparel manufacturer and marketer, where he was responsible for corporate strategy, treasury, risk management and internal audit. From 2005 to 2007, Mr. Ouimet held various positions in the investment banking department at Lazard Ltd., an advisory investment bank. From 1997 to 2005, he held various positions in the investment banking department of CIBC World Markets Inc., an investment bank. Mr. Ouimet is a Chartered Accountant and holds a B.Comm. from McGill University (Canada) and a Diploma in Accountancy from Concordia University (Canada).

          Esteban Chornet co-founded our predecessor Enerkem Technologies, Inc. in 2000 and has served as a member of our board of directors since December 2007 and Chief Technology Officer since November 2009. From 2001 to 2007, he was a Professor of Chemical Engineering at the University of Sherbrooke (Canada). Since 2007, he has jointly held the University of Sherbrooke's Industrial Research Chair in Second Generation Biofuels. From 1993 to 2003, Dr. E. Chornet was also a Principal Research Engineer with the National Renewable Energy Laboratory in Colorado. In 2004, Dr. E. Chornet was a laureate for the Prix Lionel Boulet, an award by the Government of Quebec which goes to researchers who have distinguished themselves through their inventions, their scientific and technological innovations, their leadership in scientific development and their contribution to the Province of Quebec's economic growth. Dr. E. Chornet holds a degree in Industrial Engineering from Escola Tècnica Superior d'Enginyeria Industrial de Barcelona (Spain) and a Ph.D. in Chemical Engineering from Lehigh University, Pennsylvania.

          James A. Conner has been our Senior Vice President, Operations since November 2011. Prior to joining Enerkem, from November 2010 to November 2011, Mr. Conner headed Eiger Consulting, LLC, a consulting firm specialised in manufacturing excellence and process safety management. From 1976 to November 2010, Mr. Conner held various positions at Celanese Corporation, a global producer of acetyl products and engineered polymers. His most recent roles with Celanese were Vice President of Manufacturing, from September 2009 to October 2010, where he was responsible for a number of corporate initiatives focused on process safety; and Vice President of Global Operations and Technology, from 2005 to September 2009, during which time he was responsible for manufacturing at plant sites in Europe, Asia, and North America, as well as engineering, construction, and start-up of a major manufacturing facility in China. Mr. Conner holds a Masters in Environmental Engineering and a Bachelor of Science in Chemical Engineering from Rice University, Texas.

          Jocelyn Auger has been our Vice President, Legal and General Counsel since October 2008. From 2001 to October 2008, Mr. Auger was an attorney at the law firm BCF, LLP, where he was the co-chair of the firm's Business & Technology practice group. Mr. Auger holds a BCL from the University of Sherbrooke (Canada) and a Master of Laws from the European Academy of Legal Theory in Brussels (Belgium). He is a member of the Bar of the Province of Quebec and of the Licensing Executives Society.

Non-Employee Directors

          Bruce Aitken has been a member of our board of directors since November 2010. Since 2004, Mr. Aitken has been the President and Chief Executive Officer and a member of the board of directors of Methanex Corporation, a global leader in methanol production and marketing. He has also held numerous other positions at Methanex, including President and Chief Operating Officer and Senior Vice President, Asia Pacific. Mr. Aitken has a Bachelor of Commerce from Auckland University (New Zealand).

          Anton de Vries has been a member of our board of directors since October 2011. From January 2010 until his retirement in November 2010, Mr. De Vries served as Senior Vice President Olefins & Polyolefins Europe, Asia and International at LyondellBasell Industries AF S.C.A., a manufacturer and seller of chemicals and polymers and a crude oil refiner. He has also held numerous other positions with the Basell group since 2000, including President of the Advanced Polyolefins Business of Basell AF S.C.A. and President of Basell Research and Development of Basell N.V. Mr. De Vries worked for the Montell group of companies, predecessor companies to the Basell group, since 1995. He has a Masters in Chemical Engineering from Delft Technical University (Netherlands).

          Larry A. MacDonald has been a member of our board of directors since September 2011. Since 2010, Mr. MacDonald has been serving as co-chairman of the Sarnia Lambton Industrial Alliance, a trade association. From 2002 to December 2009, when he retired, Mr. MacDonald was the Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, a Canadian company which produces plastics and chemicals. Mr. MacDonald is a Chartered Accountant and holds a B.Comm. from the University of Windsor (Canada).

          Joshua Ruch has been a member of our board of directors since December 2007. Mr. Ruch is the Chairman and Chief Executive Officer of Rho Capital Partners, LLC, an investment and venture capital management company, which he co-founded in 1981. Prior to founding Rho, Mr. Ruch was employed in investment banking at Salomon Brothers. Mr. Ruch holds a B.S. in Electrical Engineering from Technion—the Israel Institute of Technology, and an M.B.A. from the Harvard Business School. Mr. Ruch is a member of the board of directors of Verenium Corporation.

          Carl Rush has been a member of our board of directors since January 2012. Since 2006, Mr. Rush has been the Senior Vice President of the Organic Growth Group, which explores new and greener technologies for managing waste, of Waste Management, Inc. From 2001 to 2006, Mr. Rush held other positions at Waste Management, including Director of the In-Plant Services Group, now called Sustainability Services, Vice President of Sustainability Services and Vice President of the Organic Growth Group. Before joining Waste Management, Mr. Rush was President and CEO of GNI Group Inc., a waste management services company. He received a Bachelor of Commerce and an M.B.A. from Texas Christian University.

          Neil S. Suslak has been a member of our board of directors since December 2007. He is a co-founder and Managing Partner at Braemar Energy Ventures, a venture capital fund with offices in New York and Boston, existing since 2001, which focuses on energy technology. Prior to founding Braemar, Mr. Suslak was an investment banker at Swiss Bank Corporation, a predecessor to UBS. Mr. Suslak holds a B.A. from the University of Rochester and an M.B.A. from Columbia Business School.

Key Employees

          Denis Arguin has been our Vice President, Engineering & Operations since April 2008. From 2004 to 2008, he was Director of Process Technology at Minerals Technologies Inc., a worldwide manufacturer of minerals products, where he managed a team providing technical support to production facilities. From 1997 to 2004, he was Director of Operations for Europe at Specialty Minerals Inc., a subsidiary of Minerals Technologies Inc. Mr. Arguin graduated with a B.Sc. in Chemical Engineering from the University of Sherbrooke (Canada) and also holds an Executive M.B.A. in Operations Management from the University of Western Ontario (Canada).

          Philippe Burton has been our Vice President, Human Resources since January 2011. From 2006 to 2010, Mr. Burton was the Managing Director, Human Resources at AVEOS Fleet Performance Inc., an aircraft maintenance, repair, and overhaul company. From 2001 to December 2005, he was Director, Human Resources of the Energy Group of General Electric Company. Mr. Burton has both a Bachelors degree and a Masters in Industrial Relations from the University of Montreal (Canada). He also holds a Master Certificate in Operational Management from York University (Canada).

          Marie-Hélène Labrie has been our Vice President, Government Affairs and Communications since May 2008. From February 2006 to May 2008, Ms. Labrie was a strategy and marketing consultant for Enerkem and other companies, including Delta Organization & Leadership LLC (a business unit of the management consulting firm Oliver Wyman), and Desjardins Financial Security (Desjardins Group's life and health insurance subsidiary). From 1997 to 2006, she worked at CAE Inc., a leading maker of flight simulators, where she held the position of Director of Marketing and Strategic Planning from 2002 to 2006. Ms. Labrie holds a Masters in International Business and a Bachelors degree in Business Administration from Université Laval (Canada).

          Jean-François Normand has been our Vice President, Project Management since February 2011. From 2004 to January 2011, Mr. Normand was a Director at Voith Hydro (previously Voith Siemens Hydro Power Generation, the joint venture of Voith GmbH and Siemens AG in the field of hydroelectric equipment), where he managed multiple hydroelectric projects and also launched its Canadian construction and field service department. From 1999 to 2004, Mr. Normand held various positions in the Transportation Industrial Aerospace divisions at Bombardier Inc., an aircraft and mass transportation equipment manufacturer. From 1991 to 1999, Mr. Normand held various positions at General Electric Company in the hydropower generation sector. Mr. Normand holds a B.Sc from École Polytechnique de Montréal (Canada) and is a member of the Quebec Order of Engineers.

          Vincent Chornet, our Chief Executive Officer and a member of our board of directors, is the son of Esteban Chornet, our Chief Technology Officer and a member of our board of directors. There are no other family relationships between any of our executive officers, key employees or directors.

Conflicts of Interest

          To the best of our knowledge, other than as disclosed under the sections titled "Risk Factors," "Certain Relationships and Related Person Transactions" and "Management — Executive Officers, Directors and Key Employees," there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests.

Corporate Governance

Composition of our Board of Directors

          Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Upon the closing of this offering, our articles will provide that the number of directors may be between three and fifteen; provided that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the CBCA, at least 25% of our directors must be resident Canadians.

          The election of our directors is governed by an amended and restated shareholders agreement, as amended, that we entered into in April 2011 with the holders of all of our shares. See the section titled "Description of Share Capital — Shareholders Agreement." Upon the closing of this offering, the shareholders agreement will automatically terminate and none of our shareholders will have any special rights regarding the election or designation of our board members.

Director Independence

          Under the NASDAQ listing standards and Canadian securities laws, independent directors must comprise a majority of a listed company's board of directors within a specified period after the closing of this offering.

          Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. For purposes of the NASDAQ rules, an independent director means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. A director is considered to be independent for the purposes of Canadian securities laws if the director has no direct or indirect material relationship to the company. A material relationship is a relationship that could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Certain individuals, such as our employees and executive officers, are deemed by Canadian securities laws to have material relationships with us. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

          Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Aitken, de Vries, MacDonald and Suslak, representing four of the eight members of our board of directors, are "independent" as that term is defined by the NASDAQ listing standards and Canadian securities laws. Each of Vincent Chornet and Dr. Esteban Chornet are not independent as they are executive officers of Enerkem. We intend to have a board of directors comprised of a majority of independent directors within twelve months of the date of this prospectus in compliance with the NASDAQ listing rules and Canadian guidelines on good corporate governance.

Mandate of the Board of Directors

          The mandate of our board of directors is to oversee corporate performance and to provide quality, depth and continuity of management so that we can meet our strategic objectives. In particular, our board of directors focuses its attention on the following key areas of responsibility:

  •
  appointing and supervising the chief executive officer and other senior officers;

  •
  supervising strategy implementation and performance;

  •
  monitoring our financial performance and reporting;

  •
  identifying and supervising the management of our principal business risks;

  •
  monitoring our legal and ethical conduct;

  •
  maintaining shareholder relations; and

  •
  developing and supervising our governance strategy.

          The board of directors discharges many of its responsibilities through its standing committees: the audit committee and the compensation committee. Other committees may be formed periodically by our board of directors to address specific issues that are not on-going in nature. The duties and responsibilities delegated to each of the standing committees are prescribed in the respective charter of each standing committee.

Position Descriptions

          Our board of directors adopted a written position description for each of the Chief Executive Officer and the chair of each of the committees of the board of directors.

Board Committees

          Our board of directors has established an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, director nominations will be approved by a majority of the board as well as independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate. Our board of directors may establish other committees, including a nominating and corporate governance committee, to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

          Our audit committee currently consists of Messrs. Aitken, de Vries and MacDonald, each of whom satisfies the independence requirements under the NASDAQ listing standards, Rule 10A-3(b)(1) of the Exchange Act and National Instrument 52-110 — Audit Committees. The chair of our audit committee is Mr. MacDonald, whom our board of directors has determined is an "audit committee financial expert" within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ Audit Committee requirements and is financially literate, as required by Canadian securities laws. In arriving at this determination, the board has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector. The relevant education and experience of each member of the audit committee is described as part of their respective biographies. See "Management — Executive Officers, Directors and Key Employees — Non-Employee Directors."

          The functions of the audit committee, as set out in a written charter adopted by our board of directors, include:

  •
  reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

  •
  evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

  •
  monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

  •
  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; including a review of disclosures under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations";

  •
  considering and approving or disapproving of all related party transactions;

  •
  reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

  •
  conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

          Our Board of Directors has adopted a written charter for the audit committee that will be available on our website, http://www.enerkem.com, after the completion of this offering. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

          Pre-Approval Policies and Procedures.    The audit committee has the sole authority to pre-approve all audit and permitted non-audit services provided by the independent registered public accounting firm. In addition, we have adopted an audit and non-audit services pre-approval policy which sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent auditor must be pre-approved. The policy provides that before our independent registered public accounting firm may be engaged to render a service, the proposed services may be either pre-approved without consideration of specific case-by-case services by the audit committee; or require specific pre-approval of the committee. For both types of pre-approval, the audit committee will consider whether such services are consistent with SEC, Canadian securities regulators and the Public Company Accounting Oversight Board rules on auditor independence. The audit committee will also consider whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its understanding and knowledge of our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality.

          The audit committee will annually review and pre-approve the services that may be provided by the independent registered public accounting firm pursuant to the audit and non-audit services pre-approval policy. The audit committee may add to or delete from the list of pre-approved services from time to time, based on subsequent determinations.

          Independent Auditor Service Fees.    KPMG LLP was appointed as our independent registered public accounting firm in February 2011. The aggregate fees that KPMG LLP has billed or is expected to bill for services related to the years ended December 31, 2010 and 2011 are C$301,127 and C$1,495,500, as detailed below.

	Year Ended December 31,
	2010			2011
Audit fees	C$	130,000		C$	1,187,500	(1)
Audit-related fees		—			—
Tax fees		103,491	(2)		228,000	(2)
All other fees		67,636	(3)		80,000	(4)

Total	C$	301,127		C$	1,495,500

(1)
Relates to audit of financial statements and services in connection with the initial public offering.

(2)
Relates to Canadian and U.S. tax planning and compliance.

(3)
Relates to assistance to management for the preparation of a private placement memorandum, using data and information provided by management.

(4)
Relates to assistance with the translation of financial information into French.

Compensation Committee

          Our compensation committee consists of Messrs. Aitken, Ruch and Suslak. Our board of directors has determined that Messrs. Aitken and Suslak are independent under the NASDAQ listing standards and Canadian securities laws, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board has not made a determination as to whether the chairman of our compensation committee, Mr. Ruch, is independent under the Nasdaq listing standards and Canadian securities laws. Mr. Ruch is not a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act but is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. We intend to have a compensation committee solely comprised of independent directors within twelve months of the date of this prospectus.

          The functions of the compensation committee, as set forth in a written charter adopted by our board of directors, include:

  •
  determining the compensation and other terms of employment of our chief executive officer and our other executive officers, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

  •
  reviewing and recommending to the full board of directors the compensation of our directors;

  •
  evaluating, adopting and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;

  •
  establishing policies with respect to equity compensation arrangements;

  •
  reviewing with management our disclosures under the section titled "Executive Compensation — Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the SEC and the applicable Canadian provincial securities commissions; and

  •
  reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

          Our Board of Directors has adopted a written charter for the compensation committee that will be available on our website, http://www.enerkem.com, after the completion of this offering. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), and directors. The full text of our Code of Business Conduct and Ethics will be posted on our web site at http://www.enerkem.com at the completion of this offering. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Orientation and Continuing Education

          Newly elected members of our board of directors will be provided with a director orientation session, and continuing directors will be provided opportunities for continuing education to become more knowledgeable about specific areas of importance to our operations and governance.

Compensation Committee Interlocks and Insider Participation

          Except for Mr. V. Chornet, who served on the compensation committee until November 2011, none of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

          All members of our board of directors are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. The following table sets forth information regarding compensation earned by or paid to our non-employee directors during the year ended December 31, 2011.

Name	Fees Earned or Paid in Cash		Option Awards(1)		Total
Bruce Aitken(2)	C$	15,000	C$	307,499	C$	322,499
Tim Cesarek(3)		—		—		—
Anton de Vries(4)	C$	3,105		—	C$	3,105
Michael Dennis(5)		—		—		—
Larry A. MacDonald(6)	C$	4,125		—	C$	4,125
Joshua Ruch		—		—		—
Carl Rush(7)		—		—		—
Neil S. Suslak		—		—		—

(1)
Amounts in this column represent the full grant date fair value of options granted during 2011.

(2)
Mr. Aitken is paid an annual retainer of C$15,000, or C$3,750 per quarter, for his service on our board of directors. In June 2011, we granted Mr. Aitken an option under our stock option plan to purchase 43,264 common shares with an exercise price per share of C$0.75 and an expiration date of June 17, 2021.

(3)
Mr. Cesarek resigned as a member of our board of directors in December 2011.

(4)
Mr. de Vries joined our board of directors in October 2011. He is paid an annual retainer of C$15,000, or C$1,250 per month, for his service on our board of directors.

(5)
Mr. Dennis resigned as a member of our board of directors in August 2011.

(6)
Mr. MacDonald joined our board of directors in September 2011. He is paid an annual retainer of C$15,000, or C$1,250 per month, for his service on our board of directors.

(7)
Mr. Rush joined our board of directors in January 2012.

          In February 2012, our board approved a grant of 43,264 options for each of Messrs. de Vries and MacDonald, which grants will be made on the date that the registration statement, of which this prospectus forms a part, is declared effective, and shall have an exercise price equal to the public offering price.

          In February 2012, our board of directors adopted a policy regarding compensation for our non-employee directors. Under that policy, our non-employee directors will be entitled to receive an annual retainer of $25,000 plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment
Chair, audit committee	$15,000
Member, audit committee	7,500
Chair, compensation committee	12,000
Member, compensation committee	5,000

          In addition to cash compensation, we intend to grant to our non-employee directors options or other equity awards with a grant date fair value of $100,000 annually.

          We do not have any service contracts with any of our non-employee directors that provide for benefits upon termination of their services.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and the components of our executive compensation program. In addition, we explain how and why we arrived at specific compensation policies and decisions involving our named executive officers during 2011.

          Our named executive officers for 2011 were:

  •
  Vincent Chornet, our President and Chief Executive Officer

  •
  Patrice Ouimet, our Senior Vice President and Chief Financial Officer

  •
  Dirk Andreas, our Senior Vice President of Business Development

  •
  Jocelyn Auger, our Vice President and General Counsel

  •
  Esteban Chornet, our Chief Technology Officer

          This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Executive Compensation Philosophy and Objectives

          We operate in a new and rapidly evolving industry sector. To achieve our business and financial objectives, we need to attract and retain a highly talented team of skilled employees. We believe in providing a total compensation package to our executive team through a combination of base salary, discretionary bonuses, equity compensation and severance and change in control benefits. Our executive compensation programs are designed to achieve the following objectives:

  •
  attract, motivate and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

  •
  motivate these executive officers to achieve our strategic goals by aligning their compensation with our business and financial objectives;

  •
  promote teamwork while also recognizing the role each executive plays in our success; and

  •
  align the interests of our executive officers with those of our shareholders.

          We do not affirmatively set out in any given year, or with respect to any given compensation package for a new executive officer, an apportionment of compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may be weighted more heavily toward either cash or equity, or short-term or long-term compensation, as a result of the factors described below.

Compensation-Setting Process

          Role of Our Board and Our Compensation Committee.    During 2011, our board of directors had responsibility for overseeing our executive compensation program. The compensation committee, which was composed of Messrs. Ruch, Aitken (as of May 2011), Dennis (until September 2011), Suslak (since September 2011) and V. Chornet (until November 2011), met to discuss compensation matters, including compensation packages for new executive officers, discretionary bonuses and salary adjustments. The compensation committee shared its recommendations and decisions with the full board. Mr. V. and Dr. E. Chornet, as members of the board, attended meetings of our board and actively participated in determining our executive compensation philosophy, design and amounts, but each abstained from final decisions with respect to his own performance and compensation.

          During 2011, our board of directors, or our compensation committee, as applicable, considered one or more of the following factors when setting compensation for our named executive officers, as further explained in the discussion of each compensation element below:

  •
  the experiences and individual knowledge of the members of our board of directors regarding executive compensation, without reference to compensation surveys, as we believe this approach helped us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

  •
  the recommendations of our Chief Executive Officer;

  •
  individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally foregone meaningful compensation opportunities to work for us;

  •
  corporate and/or individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;

  •
  the executive's existing equity award and share holdings;

  •
  internal pay equity of the compensation paid to one executive officer as compared to another — that is, that the compensation paid to each executive should reflect the importance of his or her role to the company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork; and

  •
  the potential dilutive effect of new equity awards on our shareholders.

          Following this offering, we expect that our compensation committee may review and consider, in addition to the items above, factors such as the achievement of pre-defined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our common shares and compensation levels at public peer companies.

          Role of Management.    In setting compensation for 2011, our Chief Executive Officer worked closely with members of our board in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), determining bonus payments and establishing new hire packages. No executive officer participated directly in the final determinations regarding the amount of any component of his or her own compensation package.

          Role of Our Compensation Consultant.    Prior to 2011, neither the Company nor the board had engaged a compensation consultant to provide guidance on executive compensation. In July 2011, our compensation committee retained Mercer LLC to assist the compensation committee in its deliberations on compensation payable to our executive officers and directors. Other than providing limited advice to our management team regarding the design of our newly-adopted broad-based equity compensation plans, Mercer does not provide any other services to management. While the Company pays the cost for Mercer's service, the compensation committee directs Mercer's services and has the power to terminate the relationship.

          The nature and scope of Mercer's services in 2011 included the following:

  •
  working with management to provide recommendations to our compensation committee regarding the composition of our peer group of companies;

  •
  providing survey data and advice to our compensation committee regarding the compensation levels for similarly situated executive officers and for the board of directors at our peer group companies to be used for 2012 compensation decisions;

  •
  providing advice regarding best practices and market trends in executive compensation;

  •
  assisting with the design of our broad-based equity compensation program;

  •
  preparing for and attending compensation committee meetings, as requested by our compensation committee; and

  •
  working with our named executive officers and human resource personnel to obtain any information needed about us in order to provide its services.

          2012 Peer Group of Companies.    In July 2011, our Chief Executive Officer and our human resources team worked with Mercer and our compensation committee to determine a set of peer companies for purposes of making compensation decisions in 2012. The companies selected were comparable to us with respect to industry segment (that is, biotechnology and renewable energy), revenue level (that is, up to $250 million), and general stage of development. In August 2011, based on consultations with Mercer and the recommendations of our management, our compensation committee approved the following companies as our peer group of companies for purposes of determining 2012 compensation: Codexis, Inc., Amyris, Inc., Solazyme, Inc., Gevo, Inc., Ceres, Inc., KiOR, Inc., Rentech, Inc., FuelCell Energy, Inc., Verenium Corporation, Boralex, Inc. and Innergex Renewable Energy, Inc.

          Benchmarking/Creation of Peer Group.    Prior to this offering, we have not utilized a peer group of companies in setting compensation or benchmarked our executive compensation to a specific level. Instead, we relied heavily on the reasonable business judgment of our board members and executive officers, and negotiations with the new hire candidates, in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent. As noted above, in 2011, our compensation committee approved a set of peer companies for use in making compensation decisions in 2012. However, our compensation committee did not consider peer data in respect of 2011 compensation decisions.

Executive Compensation Program Components

          Base Salary.    We provide base salary as a fixed source of compensation for our executive officers that is not contingent upon short-term variations in our corporate performance, allowing the executive officers a degree of certainty in the context of working for a privately-held company and having a meaningful portion of their compensation "at risk" in the form of cash-based incentive compensation and equity awards relating to the shares of a private company. Our board of directors recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent. Our board does not apply specific formulas in determining base salaries. Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board members' experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints and a general sense of internal pay equity among our executive officers.

          In determining base salaries for 2011, the board considered the recommendations of the compensation committee, the scope of the executive's anticipated responsibilities, the independent judgment of the directors in compensating similarly situated individuals at other companies and our budget for salary adjustments.

Name	2010 Salary		2011 Salary		% Increase
Vincent Chornet	C$	262,500	C$	285,000	8.6%
Patrice Ouimet	C$	220,000	C$	230,000	4.5%
Dirk Andreas	US$	240,000	US$	240,000	—
Jocelyn Auger	C$	200,000	C$	205,000	2.5%
Esteban Chornet(1)	C$	220,000	C$	235,040	6.8%

(1)
Dr. E. Chornet serves as a consultant to our company. Under his consulting agreement, Dr. E. Chornet contracted to provide us with approximately 25 hours of service per week, for an annualized compensation rate of C$235,040. All references to "salary" in this section titled "Executive Compensation" refer to his annualized rate of consulting fees under his consulting agreement.

          In the first quarter of 2012, our compensation committee recommended, and our board approved, a potential two step increase to the base salaries for our named executive officers. Effective January 30, 2012, the base salaries for each of Messrs. V. Chornet, Ouimet, Andreas, Auger and E. Chornet became C$347,000, C$263,500, US$245,000, C$222,500 and C$241,856, respectively. Contingent upon, and effective as of, the closing of this offering, the base salaries for each of Messrs. V. Chornet, Ouimet, Auger and E. Chornet will be C$409,000, C$297,000, C$240,000, and C$258,000 respectively.

          Cash Bonuses.    Prior to this offering, our employees, including our named executive officers, have been eligible to earn discretionary performance bonuses based on individual and company performance. These annual cash bonuses are intended to reward our executive officers for short-term performance.

          At the beginning of 2011, our Chief Executive Officer worked with our senior management, including our named executive officers, to develop a set of strategic corporate goals. The compensation committee reviewed and recommended to the board for approval the general strategic corporate goals, which were used to determine the amount of cash bonus that could be earned for 2011. The general corporate goals for 2011 included construction milestones, research and development milestones for new products, hiring milestones, and milestones in the preparation for this offering. The board did not establish weighting for these corporate goals. At the same time, the compensation committee recommended, and the board approved, the target bonus levels set forth in the table below. These levels were consistent with our historical practice for 2010 and prior years, and reflected the board's determination of internal pay equity and individual negotiations with our named executive officers at the time of hiring.

Name	Target Bonus — % of Base Salary	Target Bonus
Vincent Chornet	40%	C$	114,000
Patrice Ouimet	30%	C$	69,000
Dirk Andreas	35%	US$	84,000
Jocelyn Auger	30%	C$	61,500
Esteban Chornet(1)	35%	C$	82,264

(1)
Calculated based on Dr. E. Chornet's rate of "annual premium" compensation as set forth in his consulting agreement.

          In January 2012, our compensation committee, including our Chief Executive Officer, met with our Vice President, Human Resources, to discuss achievement of our strategic corporate goals and our overall corporate performance. The compensation committee, including our chief executive officer, made proposed bonus determinations, noting in particular on our success in achieving hiring milestones, completing equity and debt financings and advancing our demonstration and full-scale projects. In February 2012, the board reviewed the compensation committee's proposed determinations, and approved the recommendations without change. For Mr. V. Chornet, his actual bonus in the amount of C$114,000 reflected his leadership in achieving the company's organizational ramp-up plan, in commencing construction of the company's Edmonton facility and in landing key agreements with strategic investors. For Mr. Ouimet, his actual bonus in the amount of C$69,000 reflected his role in contributing to the achievement of our corporate goals, including his efforts in preparing our finance department for this offering. For Mr. Andreas, the board authorized a bonus payment of up to US$63,000, to be awarded at the sole discretion of the CEO, to reflect Mr. Andreas' contribution in our business development strategy and his efforts in our Mississippi project. For Mr. Auger, his actual bonus in the amount of C$61,497 reflected his role in contributing to the achievement of our corporate goals, including his effort in preparing our legal department for this offering. For Mr. E. Chornet, his actual bonus in the amount of C$74,038 reflected his role in contributing to the achievement of our corporate goals, as well as his work in developing our technology at our pilot and demonstration facilities.

          2012 Bonus Plan.    The compensation committee has recommended, and the board approved in the first quarter of 2012, the target bonus amounts (expressed as a percentage of base salary) for each of our named executive officers. For 2012, our board did not adjust the target bonus amounts for our executive officers from the prior year, with the exception of Mr. Ouimet. The board increased Mr. Ouimet's target bonus percentage from 30% to 35% to bring him closer to the median compensation level at our peer companies. We anticipate that our compensation committee will establish and recommend for board approval final strategic corporate goals and individual key performance indicators for each named executive officer, for use in determining actual bonus amounts for 2012, which will likely include milestones related to operational, financial and business development goals.

          Special Bonus.    In addition to the target annual bonus for 2011 to be paid in 2012, the compensation committee declared a one-time special bonus to certain of our named executive officers which was paid in the third quarter of 2011. The special bonus was declared to reward significant efforts by these executive officers in the performance of their duties in the first three quarters of 2011, including in connection with the successful closings of an equity and debt financing and for readying the company for this proposed offering. The amounts of such special bonuses were C$60,000, C$54,000 and C$46,000 for each of V. Chornet, P. Ouimet and J. Auger, respectively.

          In addition, from time to time, the Chief Executive Officer has recommended, and our board of directors has approved, special signing bonuses in order to attract key talent. These signing bonuses are based on individual negotiations which reflect, in large part, bonus and equity compensation opportunities that these executive officers were foregoing from their prior employers, the Chief Executive Officer's recommendations, and the board's determination of the essential need to attract and retain these executive officers. In light of the significant incentive compensation opportunities that Mr. Andreas was forgoing in 2010 by leaving his prior employer to join us, the board approved a special bonus of US$84,000, which was paid to Mr. Andreas in 2011.

          Equity Compensation.    As a privately-held company, we have historically used equity compensation as a material component of our executive compensation program to help us to achieve our hiring, motivation and retention objectives. In recent years, we have typically awarded named executive officers equity in the form of options for common shares granted with an exercise price generally equal to 100% of the fair market value of our common shares at the time of grant, warrants for common shares granted with an exercise price equal to 100% of fair market value of our Series 4 Class A preferred shares at the time of grant with performance vesting conditions (that is, achieving a fair market value for our Series 4 Class A preferred shares of C$17.25), and issuances of Class D restricted shares (with a de minimis purchase price of C$0.001). We believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team's contributions with the long-term interests of the company and our shareholders. Specifically, our option awards generally have value to our executive officers only if the fair market value of our common shares increases after the date of grant. Our warrants have value only if specific performance milestones are met. Typically, options and Class D restricted shares are subject to time based vesting at a rate of 25% on the first anniversary of the grant date with the remainder vesting in equal monthly installments over the next three years.

          In addition, our board of directors has approved certain executive equity grants containing accelerated vesting provisions upon an involuntary termination where such termination is without cause or due to resignation for good reason, as well as upon certain material change in control transactions. Our board of directors believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our shareholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under the section titled "— Employment and Consulting Agreements."

          In determining the form, size and material terms of executive equity awards, our board of directors customarily considered, among other things, individual negotiations with the executive officers at their time of hire (particularly the equity opportunities at their prior employers), the executive officer's total compensation opportunity, the need to create a meaningful opportunity for reward dependent upon the creation of long-term shareholder value, the Chief Executive Officer's recommendations, internal pay equity as among our executive officers, any adjustments to duties and the retention implications of existing grants.

          In the first quarter of 2011, our compensation committee decided, and the board concurred, that it would not grant any annual equity awards to our executive officers. In making its decision, the compensation committee reviewed the equity holdings of our executive officers, taking into consideration the unvested portion and value of then-current equity awards and the grants awarded in 2010. Our compensation committee concluded that recommendations of an expert third party were necessary to determine the equity awards required to appropriately meet our retention and incentive goals.

          In 2012, our board approved the grant of 210,904 options, 127,976 options, 69,472 options and 58,504 options to each of Messrs. V. Chornet, Ouimet, Auger and E. Chornet, respectively, in recognition of their critical role in preparing the company for this offering and their overall contribution to the achievement of key milestones. These grants will occur as of the pricing of this offering and shall have an exercise price equal to the initial public offering price.

Post-Employment Compensation and Change in Control Benefits

          In hiring our named executive officers, we recognized that many of our desired candidates were leaving the security of employment with more mature companies where most of them had severance and change in control compensation rights. Accordingly, we sought to develop compensation packages that could attract qualified candidates to fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, including existing severance and change in control protections.

To achieve this balance, our board of directors has historically granted equity awards to our more senior executive officers with certain provisions for the acceleration of vesting upon a change of control and/or a termination. We believe these equity acceleration provisions will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize shareholder value if there is a potential transaction that could involve a change in control of our company and a potential for the termination of their employment.

          The amount and terms of the severance benefits provided to each of our named executive officers reflect the negotiations of each of the executive officers with the company, as well as a desire to reflect internal pay equity among our executive officers. For example, in early 2010, we renegotiated Mr. V. Chornet's employment agreement, and as part of those negotiations, Mr. V. Chornet requested, and the board agreed, to increase his potential severance from 12 months of base salary to 18 months of base salary. In addition, as part of our negotiations with Mr. Ouimet, and consistent with the involuntary termination severance benefits provided to our other executive officers, the board of directors approved cash severance protections for Mr. Ouimet in the event of the involuntary termination of his employment without cause, including but not limited to a termination following a change in control. We believe that the severance protections we offer to executives are necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization and to retain our existing executive officers. These benefits encourage our executive officers to maintain continued focus and dedication to their responsibility to help maximize shareholder value in the face of decisions that are in the best interests of our shareholders but not necessarily in the executive officers' own personal best interests.

          The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. For a summary of the material terms and conditions of these offer letters, see the section titled "— Employment and Consulting Agreements" below. For a summary of the material terms and conditions of these severance and change in control arrangements, see the section titled "— Potential Payments Upon Termination or Change in Control."

          Following the offering, we intend to assess certain protections provided to our named executive officers in the event of their involuntary termination of employment under specified circumstances, including following a change in control, against the protections provided within our peer group of companies.

Employee Benefits

          We provide standard health, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. We do not offer a non-qualified deferred compensation plan or pension plan. We generally do not offer executive perquisites. However, we generally provide a car allowance to our executive officers who are full time employees. Our board of directors believes that these limited perquisites are important for attracting and retaining key talent.

Equity Granting Policies

          We encourage our named executive officers to hold an equity interest in our company, but have not set specific ownership guidelines. Prior to this offering, we did not have any program, plan or obligation that required us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

          In the absence of a public trading market for our common shares, our board of directors has in recent years generally determined the fair market value of our common shares in good faith based upon consideration of a number of relevant factors including our financial condition, the price at which our preferred shares were sold, the operating losses, market conditions, material risks to our business and valuation reports obtained from independent valuation firms. Please refer to the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Share-based Compensation" for more information.

Tax and Accounting Considerations

          Deductibility of Executive Compensation.    While our board of directors is mindful of the benefit to executives of the full deductibility of compensation, our board believes that it should not be constrained by the requirements of applicable tax laws where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the company and our shareholders.

          Taxation of "Parachute" Payments and Deferred Compensation.    We have not provided any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of applicable tax laws, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a "gross-up" or other reimbursement.

          Accounting Treatment.    The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our shareholders. Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is reported in the compensation tables below, even though our executive officers may never realize any value from their awards. In making compensation decisions, we do not consider the accounting cost to be equal to the potential gain that an executive officer may recognize from the compensation.

Compensation Recovery Policies

          The board of directors and the compensation committee have not determined whether they would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding adoption of a compensation recovery policy.

Compensation Risk Assessment

          In connection with this offering, our board of directors expects to review the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

Summary Compensation Table for 2011

          The following table summarizes information regarding the compensation awarded to, earned by or paid to our named executive officers for 2011.

Name and Principal Position	Year	Salary		Bonus		All Other Compensation(1)		Total
Vincent Chornet	2011	C$	282,398	C$	174,000	C$	11,195	C$	467,593
President and Chief Executive Officer
Patrice Ouimet	2011	C$	228,848	C$	123,000	C$	11,974	C$	363,822
Senior Vice President and Chief Financial Officer
Dirk Andreas	2011	US$	240,001	US$	84,000	US$	15,961	US$	339,962
Senior Vice President of Business Development
Jocelyn Auger	2011	C$	204,350	C$	107,497	C$	12,860	C$	324,707
Vice President and General Counsel
Esteban Chornet	2011	C$	235,040	C$	74,038		—	C$	309,078
Chief Technology Officer

(1)
Amounts in this column represent the provision of car allowances and payment of insurance premiums for the named executive officers.

          In addition to the compensation to our named executive officers as set forth in the table above, we entered into an employment agreement with James A. Conner, our Senior Vice President of Operations, on November 1, 2011. The agreement provides for management to recommend to our board of directors that it grant an option to purchase 86,544 of our common shares to Mr. Conner at a price equal to the fair market value at the date of grant. Under IFRS as issued by IASB, the Company will recognize an expense in the fourth quarter of 2011 based on the estimated grant date fair value of the option despite the option not yet having been granted or having begun to vest as of December 31, 2011. Assuming that the option will be issued at an exercise price per share equal to $12.50, the estimated grant date fair value of the option would be equal to approximately $731,275.

Grants of Plan-Based Awards in 2011

          In 2011, our board of directors did not make any grants to our named executive officers.

Employment and Consulting Agreements

          We have written employment or consulting agreements with each of our named executive officers who are currently employed or retained by us, which provide for annual review of their salaries. The 2011 base salary or consulting fee, as applicable, for our named executive officers who are currently employed or retained by us are as follows:

Executive Officer	Base Salary
Vincent Chornet	C$	285,000
Patrice Ouimet	C$	230,000
Dirk Andreas	US$	240,000
Jocelyn Auger	C$	205,000
Esteban Chornet	C$	235,040

          With the exception of Dr. E. Chornet, in the event that any executive's employment is terminated generally, then we will be required to pay to the executive a severance payment comprised of (1) his earned but unpaid base salary, (2) unpaid business expense reimbursements and, if applicable, monthly car allowance and group insurance premiums and (3) accrued but unused vacation, or collectively, the Basic Payments. The severance payment may also include all earned but unpaid bonuses, calculated pro rata, in the fiscal year during which the termination of employment occurs, on a per diem basis from the first day of such fiscal year to the date of termination, or the Bonus Payment. In the case of termination of Mr. V. Chornet's employment without cause or by resignation for good reason, the applicable percentage, for purposes of calculating the Bonus Payment, would be the higher of (1) his bonus percentage for the last fiscal year prior to the termination of his employment and (2) the average of his bonus percentages for the two fiscal years prior to the termination of his employment.

Vincent Chornet

          The employment agreement with Mr. V. Chornet provides that he is eligible to receive an annual bonus representing up to 40% of his base salary. Upon termination of Mr. V. Chornet's employment for cause, due to death or incapacity, or by resignation without good reason, we are required to pay the Basic Payments and the Bonus Payment. Upon termination of Mr. V. Chornet's employment without cause or by resignation for good reason, we are required to pay the Basic Payments, the Bonus Payment and an amount equal to 18 months of base salary. Mr. V. Chornet shall give to us a full release upon receipt of these severance payments. Additionally, upon termination of Mr. V. Chornet's employment for any reason, other than for cause or by voluntary resignation, any options granted to Mr. V. Chornet that remain unvested and that would have vested in accordance with their terms in the 18 months following the date of such termination shall vest immediately. In the event of a change of control of Enerkem, 50% of Mr. V. Chornet's options that remain unvested on the date of such change of control will vest immediately on such date. In the event that Mr. V. Chornet's employment is terminated without cause or by resignation for good reason within 180 days following the date of such change of control, all remaining unvested options will vest immediately upon such termination or resignation.

Patrice Ouimet

          The employment agreement with Mr. Ouimet provides that he is eligible to receive an annual bonus representing up to 35% of his base salary. Upon termination of Mr. Ouimet's employment for cause, due to death or incapacity, or upon Mr. Ouimet's resignation, we are required to pay the Basic Payments and the Bonus Payment. Upon termination of Mr. Ouimet's employment without cause or by resignation for good reason within 180 days following the date of a change of control of Enerkem, we are required to pay an amount equal to (a) 12 months of base salary if such termination or resignation occurs on or prior to February 2012 or (b) 12 months of base salary plus 1 month of base salary per year of service completed beyond 24 months, up to a maximum of 18 months of base salary, if such termination or resignation occurs subsequent to February 2012. Mr. Ouimet shall give to us a full release upon receipt of these severance payments. In the event of a change of control of Enerkem, 50% of Mr. Ouimet's options that remain unvested on the date of such change of control will vest immediately on such date. In the event that Mr. Ouimet's employment is terminated without cause or by resignation for good reason within 180 days following the date of such change of control, all remaining unvested options will vest immediately upon such termination or resignation. Additionally, upon termination of Mr. Ouimet's employment for any reason, other than for cause or by voluntary resignation, any options granted to Mr. Ouimet that would have vested in the six months following the date of such termination shall immediately vest.

Dirk Andreas

          The employment agreement with Mr. Andreas provides that he is eligible to receive an annual bonus representing up to 35% of his base salary. Upon termination of Mr. Andreas' employment for cause, due to death or incapacity, or upon Mr. Andreas' resignation, we are required to pay the Basic Payments and the Bonus Payment. Upon termination of Mr. Andreas' employment without cause or by resignation for good reason within 180 days following the date of a change of control of Enerkem, we are required to pay an amount equal to (a) 12 months of base salary if such termination or resignation occurs between November 2011 and November 2012 or (b) 12 months of base salary plus 1 month of base salary per year of service, up to a maximum of 18 months of base salary, if such termination or resignation occurs subsequent to November 2012. In the event of any termination of Mr. Andreas' employment, we are required to pay for Mr. Andreas' and his immediate family's medical insurance premiums for a period of six months following such termination. Mr. Andreas shall give to us a full release upon receipt of these severance payments. In the event of a change of control of Enerkem, prior to the closing of this offering, 50% of Mr. Andreas' options that remain unvested on the date of such change of control will vest immediately on such date. In the event that Mr. Andreas' employment is terminated without cause or by resignation for good reason within 180 days following the date of such change of control, all remaining unvested options will vest immediately upon such termination or resignation.

Jocelyn Auger

          The employment agreement with Mr. Auger provides that he is eligible to receive an annual bonus representing up to 30% of his base salary. Upon termination of Mr. Auger's employment due to death or incapacity, we are required to pay the Basic Payments and the Bonus Payment. Upon termination of Mr. Auger's employment without cause or by resignation for good reason, we are required to pay the Basic Payments, the Bonus Payment and an amount equal to 12 months of base salary. Mr. Auger shall give to us a full release upon receipt of these severance payments. Additionally, upon termination of Mr. Auger's employment for any reason, other than for cause or by voluntary resignation, any options granted to Mr. Auger in 2008 that would have vested in the 12 months following the date of such termination shall immediately vest. In the event of a change of control of Enerkem, 50% of Mr. Auger's options that remain unvested as of the date of such change of control shall immediately vest. In the event of termination of Mr. Auger's employment without cause or by resignation for good reason within 180 days following such change of control, all remaining unvested options shall vest immediately upon such termination or resignation.

Esteban Chornet

          We also entered into a consulting agreement with Sometimes Capital Inc. and Dr. Esteban Chornet, our Chief Technology Officer and a member of our board of directors. Pursuant to the agreement, Sometimes Capital will provide to us the services of Dr. E. Chornet as Chief Technology Officer, at a monthly fee of C$20,154, or the Consulting Fees. We may also pay to Sometimes Capital an annual premium of up to 35% of the Consulting Fees calculated on an annual basis. The agreement will terminate on December 31, 2012; provided, however, that the agreement will automatically renew for successive one year terms unless notice of termination is provided by either us or Sometimes Capital at least 30 days prior to the commencement of any renewal period. Upon termination by Enerkem of Dr. E. Chornet's services under the consulting agreement without serious reason, we are required to pay an amount equal to C$220,000. Dr. E. Chornet shall give to us a full release upon receipt of this termination payment.

          In addition to the agreements entered into with our named executive officers, we entered into an employment agreement with James A. Conner, our Senior Vice President of Operations, on November 1, 2011.

James A. Conner

          The employment agreement with Mr. Conner provides that he shall receive an annual base salary of US$255,000 and is eligible to receive an annual bonus representing up to 35% of his base salary. Upon termination of Mr. Conner's employment for cause, due to death or incapacity, or upon Mr. Conner's resignation, we are required to pay the Basic Payments. Upon termination of Mr. Conner's employment without cause or by resignation for good reason within 180 days following the date of a change of control of Enerkem, we are required to pay an amount equal to (a) 3 months of base salary if such termination or resignation occurs between August 2012 and October 2012, (b) 6 months of base salary if such termination or resignation occurs between November 2012 and January 2013, (c) 12 months of base salary if such termination or resignation occurs between February 2013 and November 2013 or (d) 12 months of base salary plus 1 month of base salary per year of service, up to a maximum of 18 months of base salary, if such termination or resignation occurs subsequent to November 2013. Mr. Conner shall give to us a full release upon receipt of these severance payments. The employment agreement with Mr. Conner also provides for management to recommend to our board of directors that it grant an option to purchase 86,544 of our common shares to Mr. Conner, which would vest over three years and at an exercise price equal to the fair market value of the common shares on the date of the grant. As of December 31, 2011, such option has not yet been granted by our board of directors. In the event of a change of control of Enerkem, 100% of Mr. Conner's options that remain unvested on the date of such change of control will vest immediately on such date.

          The agreements also provide for certain covenants that continue to apply following any termination of employment of the applicable executive, including obligations of non-disclosure of confidential information and assignment of intellectual property rights, as well as covenants not to compete and not to solicit suppliers or customers for a period of up to 18 months following termination of employment.

          See the section titled "— Potential Payments Upon Termination or Change in Control" below for a description of the performance-based conditions applicable to performance warrants granted to Mr. V. Chornet and Dr. E. Chornet.

Equity Incentive Plan

          Our board of directors adopted, and our shareholders approved, our Stock Option Plan effective as of December 31, 2007. The Stock Option Plan was amended as of January 20, 2010. The Stock Option Plan was subsequently amended and restated as the Equity Incentive Plan, or the Incentive Plan, and the Incentive Plan was approved by our board of directors in February 2012. We expect that our shareholders will approve the Incentive Plan prior to the completion of this offering. We may not make grants under the Incentive Plan until the date of the underwriting agreement for this offering pursuant to which our common shares are priced for the offering. The principal features of the Incentive Plan are summarized below. For a description of the Stock Option Plan, as in effect prior to its amendment and restatement as the Incentive Plan, see the section titled "— Stock Option Plan" below.

          Stock awards.    The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. Additionally, the Incentive Plan provides for the grant of performance-based cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

          Share reserve.    The aggregate number of our common shares that may be issued under the Incentive Plan is 5,834,224 shares (which includes the 2,596,280 shares that were subject to the Stock Option Plan reserve as of February 1, 2012). If any award granted under the Incentive Plan or the Stock Option Plan is terminated or cancelled without all of the shares covered by the award having been issued, an equivalent number of shares will again be made available for grant under the Incentive Plan.

          The maximum aggregate number of common shares that may be issued pursuant to the exercise of incentive stock options under the Incentive Plan is 24,000,000 shares.

          The maximum aggregate number of common shares that may be granted to any participant under the Incentive Plan may not exceed 5% of our issued and outstanding common shares.

          No person may be granted stock awards covering more than 8,000,000 common shares under the Incentive Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common shares on the date of grant (as determined under the terms of the Incentive Plan). Additionally, no person may be granted in a calendar year a performance stock award covering more than 8,000,000 shares or a performance cash award having a maximum value in excess of $5,000,000. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

          The aggregate number of common shares that may be purchased or received by a participant pursuant to an award under the Incentive Plan (1) issued to our insiders and their associates under the Incentive Plan or any other proposed or established share compensation arrangement of the company within any one-year period and (ii) issuable to our insiders and their associates at any time under the Incentive Plan or any such other proposed or established share compensation arrangement, may in each case not exceed 5% of the issued and outstanding common shares.

          Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the Incentive Plan. Our board of directors may delegate its authority to administer the Incentive Plan to our compensation committee under the terms of the compensation committee's charter. Subject to the terms of the Incentive Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of awards to be granted and the terms and conditions of the awards, including the period of their exercisability and vesting schedule applicable to the awards. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for awards.

          Stock options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price of a stock option within the terms and conditions of the Incentive Plan, provided that the exercise price generally cannot be less than the grant date fair market value of our common shares or, to the extent exemption from Section 409A of the Code is desired, 100% of the fair market value of our common shares on the date of grant (in each case, as determined under the terms of the Incentive Plan). Unless otherwise modified by the plan administrator, stock options granted under the Incentive Plan will expire on the fifth anniversary of the grant date, provided that the exercise period of an option may not exceed ten years from the grant date. With the consent of the plan administrator, a participant may, rather than exercise an option which the participant is entitled to exercise under the Incentive Plan, elect to surrender the option and receive a number of common shares or a payment as determined under the terms of the Incentive Plan.

          Restricted stock awards & restricted stock unit awards.    Restricted stock awards and restricted stock unit awards are granted pursuant to award agreements adopted by the plan administrator. The plan administrator will determine the vesting terms of these awards. The plan administrator will determine the consideration to be paid, if any, by the participant in respect of each share subject to these awards.

          Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the grant date fair market value of our common shares (as determined under the terms of the Incentive Plan). Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common shares on the date of exercise over the strike price, multiplied by (2) the number of common shares with respect to which the stock appreciation right is exercised. Such payment may be made in common shares, cash, a combination of common shares and cash, or in any other form of consideration set forth in the award agreement.

          Performance awards.    The Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder's equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) user satisfaction; (30) stockholders' equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; (38) employee retention; and (39) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

          The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Corporation achieved performance objectives at targeted levels during the balance of a performance period following such divestiture;

(8) to exclude the effect of any change in the outstanding common shares by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period. The performance goals may differ from participant to participant and from award to award.

          Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common shares. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

          Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, the plan administrator shall appropriately and proportionately adjust: (1) the class(es) and maximum number of securities reserved for issuance under the Incentive Plan, (2) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (3) the class(es) and maximum number of securities that may be awarded to any participant (as described under "Share Reserve" above), including subject to stock awards that may be granted in a calendar year (as established under the Incentive Plan pursuant to Section 162(m) of the Code) and (4) the class(es) and number of securities and price per share subject to outstanding stock awards.

          Change of control.    Subject to any specific provisions contained in an employment agreement, in the event of a certain specified change of control of the company, a reorganization of the company, an amalgamation of the company, an arrangement involving the company, a take-over bid for all of our common shares or the sale or disposition of all or substantially all of our property and/or assets, the plan administrator may make such provision for the protection of the rights of participants as the plan administrator considers appropriate in the circumstances, including changing the vesting conditions of awards and the date on which any award expires.

          Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate the Incentive Plan at any time without a participant's consent, provided that such action does not materially and adversely affect any awards previously granted to the participant. However, no incentive stock options may be granted under the Incentive Plan after the tenth anniversary of the earlier of (i) the date the Incentive Plan was adopted by our board of directors, or (ii) the date the Incentive Plan was first approved by our shareholders, unless shareholder approval is reobtained.

Stock Option Plan

          Our stock option plan, effective as of December 31, 2007 and amended as of January 20, 2010, provides for the grant of options to our employees, contractors, consultants, directors and officers and those of our affiliates. The maximum number of shares reserved for issuance under the stock option plan is 2,596,280 shares, and the maximum aggregate number of shares issuable pursuant to options granted to any one participant cannot exceed 5% of the Class A common shares issued and outstanding. The exercise price of options granted under the stock option plan, unless otherwise determined by the board of directors, is equal to the fair value of the Class A common shares on the date of the grant, as determined by the board of directors. Unless otherwise determined by the board of directors, options expire on the fifth anniversary of the date of grant, and no options may be granted for a term longer than ten years. Unless otherwise determined by the board, 25% of options vest on the first anniversary of the date of grant, and the remaining options vest in equal monthly amounts over the following three years. Generally, when a participant is terminated for cause, or when a participant voluntarily resigns, the participant's outstanding options expire immediately. For other terminations, unvested options generally expire, and vested options generally remain exercisable for a period of 90 days, or 180 days in the case of death of the participant. The board of directors has the power to modify or amend the stock option plan or any outstanding options at any time, provided that the modification or amendment does not impair the rights of a holder of a previously-granted option.

Outstanding Equity Awards as of December 31, 2011

          The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price		Option Expiration Date
Vincent Chornet	202,440	220,048	(1)	C$	0.75	01/20/2015
	—	197,000	(2)		5.75	07/13/2015
Patrice Ouimet	39,664	46,880	(3)		0.75	02/08/2020
Dirk Andreas	23,432	63,112	(4)		0.75	11/02/2015
Jocelyn Auger	23,240	6,120	(5)		0.75	10/27/2013
	27,400	29,784	(1)		0.75	01/20/2015
Esteban Chornet	3,416	2,664	(6)		0.001	09/16/2014
	72,152	78,432	(1)		0.75	01/20/2015
	—	86,680	(7)		5.75	07/13/2015

(1)
The option vested as to 25% of the shares in January 2011, and vests as to the remaining shares at a rate of 1/48th of the total number of shares subject to the option each month thereafter for three years.

(2)
Represents common shares underlying a performance warrant which is exercisable as of the first date on which the value (as determined pursuant to the terms of the performance warrant) of our preferred shares is determined to be equal to or greater than C$17.25, and will expire on the earliest of (i) July 13, 2015, (ii) one year following the closing of this offering and (iii) the date on which Mr. V. Chornet's employment with us is terminated for any reason; provided, however, that if such termination is without cause or for good reason and occurs within 180 days following a change in control, then the warrant, if then exercisable, shall remain exercisable for 90 days following the date of such termination.

(3)
The option vested as to 25% of the shares in February 2011, and vests as to the remaining shares at a rate of 1/48th of the total number of shares subject to the option each month thereafter for three years.

(4)
The option vested as to 25% of the shares in November 2011, and vests as to the remaining shares at a rate of 1/48th of the total number of shares subject to the option each month thereafter for three years.

(5)
The option vested as to 25% of the shares in October 2009, and vests as to the remaining shares at a rate of 1/48th of the total number of shares subject to the option each month thereafter for three years.

(6)
The option vested as to 25% of the shares in September 2010, and vests as to the remaining shares at a rate of 1/48th of the total number of shares subject to the option each month thereafter for three years.

(7)
Represents common shares underlying a performance warrant which is exercisable as of the first date on which the value (as determined pursuant to the terms of the warrant) of our preferred shares is determined to be equal to or greater than C$17.25, and will expire on the earliest of (i) July 13, 2015, (ii) one year following the closing of this offering and (iii) the date on which Dr. E. Chornet ceases to be a member of our board of directors for any reason.

Option Exercises and Stock Vested in 2011

          There were no option exercises or stock vested with respect to our named executive officers during 2011.

Pension Benefits for 2011

          None of our named executive officers participated in, or otherwise received any benefits under, any pension or retirement plan sponsored by us during 2011.

Nonqualified Deferred Compensation for 2011

          None of our named executive officers participated in, or otherwise earned, any nonqualified compensation benefits from us during 2011.

Potential Payments Upon Termination or Change in Control

          Our obligations to our named executive officers in the event of termination or change in control are described above under the section titled "— Employment and Consulting Agreements."

          The amount of potential compensation and benefits payable to each named executive officer in various termination and change of control situations has been estimated in the tables below and assumes that the event occurred on December 31, 2011, the last business day of our last fiscal year.

          Amounts included in the tables for option vesting acceleration are calculated as the difference between the assumed fair market value of our Class A common shares of C$12.50 per share at December 31, 2011, and the exercise price of the option of C$0.75 per share, multiplied by the number of shares underlying the accelerated portion of the option.

Termination in the Absence of a Change in Control

Name	Termination for Cause or by Resignation without Good Reason			Termination due to Death or Incapacity			Termination Not for Cause			Termination by Resignation for Good Reason
Vincent Chornet	C$	114,000	(1)	C$	1,975,576	(2)	C$	2,403,076	(3)	C$	541,500	(4)
Patrice Ouimet	C$	69,000	(1)	C$	69,000	(1)	C$	299,000	(5)	C$	69,000	(1)
Dirk Andreas	US$	90,583	(6)	US$	90,583	(6)	US$	246,583	(7)	US$	90,583	(6)
Jocelyn Auger		—		C$	133,410	(8)	C$	338,410	(9)	C$	266,500	(5)
Esteban Chornet		—			—		C$	220,000	(10)		—

(1)
Represents 100% of target bonus for such named executive officer for 2011.

(2)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 158,432 shares underlying unvested options that would vest immediately upon such termination.

(3)
Represents 18 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of

  158,432 shares underlying unvested options that would vest immediately upon such termination.

(4)
Represents 18 months base salary calculated at a rate in effect on December 31, 2011 and 100% of target bonus for such named executive officer for 2011.

(5)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011 and 100% of target bonus for such named executive officer for 2011.

(6)
Represents 100% of target bonus for such named executive officer for 2011 and medical insurance premiums for a period of six months following such named executive officer's termination.

(7)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011 and medical insurance premiums for a period of six months following such named executive officer's termination.

(8)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 6,120 shares underlying unvested options that would vest immediately upon such termination.

(9)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 6,120 shares underlying unvested options that would vest immediately upon such termination.

(10)
Represents liquidated damages payable upon termination other than for serious reason.

Change in Control in the Absence of Termination

Name
Vincent Chornet	C$	1,292,782	(1)
Patrice Ouimet	C$	275,420	(2)
Dirk Andreas	US$	363,729	(3)
Jocelyn Auger	C$	210,842	(4)
Esteban Chornet		—

(1)
Represents option vesting acceleration of 110,024 shares underlying unvested options that would vest immediately upon a change in control.

(2)
Represents option vesting acceleration of 23,440 shares underlying unvested options that would vest immediately upon a change in control.

(3)
Represents option vesting acceleration of 31,552 shares underlying unvested options that would vest immediately upon a change in control.

(4)
Represents option vesting acceleration of 17,944 shares underlying unvested options that would vest immediately upon a change in control.

Termination Following a Change in Control

Name	Termination for Cause or by Resignation without Good Reason			Termination due to Death or Incapacity			Termination Not for Cause			Termination by Resignation for Good Reason
Vincent Chornet	C$	1,406,782	(1)	C$	2,699,564	(2)	C$	3,127,064	(3)	C$	3,127,064	(4)
Patrice Ouimet	C$	344,420	(5)	C$	344,420	(5)	C$	849,840	(6)	C$	849,840	(7)
Dirk Andreas	US$	454,312	(8)	US$	454,312	(8)	US$	974,133	(9)	US$	1,058,133	(10)
Jocelyn Auger	C$	210,842	(11)	C$	308,344	(12)	C$	688,372	(13)	C$	688,372	(13)
Esteban Chornet		—			—		C$	220,000	(14)		—

(1)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 110,024 shares underlying unvested options that would vest immediately upon a change in control.

(2)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 110,024 shares underlying unvested options that would vest immediately upon a change in control and 110,024 shares underlying unvested options that would vest immediately upon such termination.

(3)
Represents 18 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 110,024 shares underlying unvested options that would vest immediately upon a change in control and 110,024 shares underlying unvested options that would vest immediately upon such termination.

(4)
Represents 18 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 110,024 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 110,024 shares underlying unvested options that would vest immediately upon such termination.

(5)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 23,440 shares underlying unvested options that would vest immediately upon a change in control.

(6)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 23,440 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 23,440 shares underlying unvested options that would vest immediately upon such termination.

(7)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 23,440 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 12 months base salary calculated at a rate in effect on December 31, 2011, and 23,440 shares underlying unvested options that would vest immediately upon such termination.

(8)
Represents 100% of target bonus for such named executive officer for 2011, medical insurance premiums for a period of six months following such named executive officer's termination and option vesting acceleration of 31,552 shares underlying unvested options that would vest immediately upon a change in control.

(9)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011, medical insurance premiums for a period of six months following such named executive officer's termination and option vesting acceleration of 31,552 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 31,560 shares underlying unvested options that would vest immediately upon such termination.

(10)
Represents medical insurance premiums for a period of six months following such named executive officer's termination, 100% of target bonus for such named executive officer for 2011, option vesting acceleration of 31,552 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 12 months base salary calculated at a rate in effect on December 31, 2011 and option vesting acceleration of 31,560 shares underlying unvested options that would vest immediately upon such termination.

(11)
Represents option vesting acceleration of 17,944 shares underlying unvested options that would vest immediately upon a change in control.

(12)
Represents 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 17,944 shares underlying unvested options that would vest immediately upon a change in control and 3,064 shares underlying unvested options that would vest immediately upon such termination.

(13)
Represents 12 months base salary calculated at a rate in effect on December 31, 2011, 100% of target bonus for such named executive officer for 2011 and option vesting acceleration of 17,944 shares underlying unvested options that would vest immediately upon a change in control and, assuming termination of such named executive officer occurred within 180 days following the change in control, 17,960 shares underlying unvested options that would vest immediately upon such termination.

(14)
Represents liquidated damages payable upon termination other than for serious reason.

Performance Warrants

          Dr. E Chornet holds a performance warrant exercisable for 86,680 Class A common shares at an exercise price of C$5.75 per share. The warrant is exercisable as of the first date on which the value (as determined pursuant to the terms of the warrant) of our preferred shares is determined to be equal to or greater than C$17.25, and it will expire on the earliest of (i) July 13, 2015, (ii) one year following the completion of this offering and (iii) the date on which Dr. E. Chornet ceases to be a member of our board of directors for any reason.

          Mr. V. Chornet holds a performance warrant exercisable for 197,000 Class A common shares at an exercise price of C$5.75 per share. The warrant is exercisable as of the first date on which the value (as determined pursuant to the terms of the warrant) of our preferred shares is determined to be equal to or greater than C$17.25, and it will expire on the earliest of (i) July 13, 2015, (ii) one year following the completion of this offering and (iii) the date on which Mr. V. Chornet's employment with us is terminated for any reason; provided, however, that if such termination is without cause or for good reason and occurs within 180 days following a change in control, then the warrant, if then exercisable, shall remain exercisable for 90 days following the date of such termination.

Limitation of Liability and Indemnification of Directors and Officers

          See the section titled "Description of Share Capital — Limitation of Liability and Indemnification of Directors and Officers" for a description of indemnity agreements that we have entered into with all our directors and executive officers and certain provisions of the CBCA, our articles of incorporation and our by-laws that limit the liability of directors and officers under certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Private Placements

          See the section titled "Description of Share Capital — History of Securities Issuances."

Issuance of Warrants

          See the section titled "Description of Share Capital — Share Capital — Warrants."

Registration Rights Agreement

          We are party to a registration rights agreement with certain of our shareholders. For a description of such agreement, see the section titled "Description of Share Capital — Registration Rights."

Management Rights Agreements

          We are party to standard management rights agreements with several of our shareholders or affiliates thereof, namely Rho Ventures V, L.P., Braemar Energy Ventures LP, Braemar Energy Ventures II, LP, Rho Ventures VI Luxembourg Holdings, S.A.R.L., Westly Capital Partners Fund II, L.P. and with one of our warrant-holders, Lighthouse Capital Partners VI, L.P., which give them the right to consult with our management and provide advice on significant business issues. These agreements will terminate upon closing of this offering.

Employment Agreements

          We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section titled "Executive Compensation — Employment and Consulting Agreements."

Consulting Agreements

          We have entered into a consulting agreement with Sometimes Capital Inc. and Dr. Esteban Chornet, our Chief Technology Officer and a member of our board of directors. For more information regarding this agreement, see the section titled "Executive Compensation — Employment and Consulting Agreements."

Edmonton Facility

          In December 2011, each of Waste Management of Canada Corporation, one of our principal shareholders, and EB Investments ULC, invested C$7.5 million in our subsidiary, Enerkem Alberta Biofuels LP, which is currently developing and which will own and operate our commercial facility in Edmonton, Alberta. Joshua Ruch, one of our directors, is the sole general partner of and owns a 15% interest in an entity that indirectly wholly owns EB Investments ULC. In addition, Joshua Ruch is one of three managing members of Rho Ventures, one of our principal shareholders. Carl Rush, one of our directors, is an officer of a subsidiary of Waste Management, another of our principal shareholders. As a result of these investments, Waste Management of Canada Corporation and EB Investments ULC each held 33% of Enerkem Alberta Biofuels LP. The respective ownership interests of such entities will decrease over the period of construction of the facility to approximately 14.5% each, as we complete our capital commitments in an amount equal to approximately C$29.6 million to Enerkem Alberta Biofuels LP. We expect that we will ultimately have an ownership interest of 71% in Enerkem Alberta Biofuels LP upon full capitalization of the entity, which we expect to be completed in the first quarter of 2013.

          Contemporaneously with the December 2011 investments, we entered into (i) a Services Agreement with Enerkem Alberta Biofuels LP whereby we will perform or cause to be performed, until the start-up of the facility, all work required for the design, engineering, procurement, installation, construction, start-up and commissioning of the facility during the development and construction phases and will manage the provision of all materials, equipment, machinery, tools, personnel and other services required in connection therewith, (ii) a Technology License Agreement with Enerkem Alberta Biofuels LP whereby we have granted, until the facility ceases operations as a going concern, a license to use our technology, and (iii) a Right of First Offer Agreement whereby we and Enerkem Alberta Biofuels G.P. Inc. agree to grant a right to each of Waste Management of Canada Corporation and EB Investments ULC to provide at least one-third of the investment and financing opportunities to develop biorefinery projects in the greater Edmonton metropolitan area, prior to us making or seeking from a third party any investment in relation to such facility.

          Further, as part of these investments, we have agreed to indemnify, jointly and severally with Enerkem Alberta Biofuels G.P. Inc. (the general partner operating the partnership), each of Enerkem Alberta Biofuels LP, Waste Management of Canada Corporation (and its stockholders or members and their respective directors, officers and employees) and EB Investments ULC (and its stockholders or members and their respective directors, officers and employees) for all damages incurred by them relating or arising from (i) fraud or any criminal violation of law by Enerkem Alberta Biofuels G.P. Inc., (ii) any misrepresentation by Enerkem Alberta Biofuels G.P. Inc. of a material fact, event or circumstance regarding the Edmonton plant or the business of Enerkem Alberta Biofuels LP, (iii) any failure by Enerkem Alberta Biofuels G.P. Inc. to comply or cause Enerkem Alberta Biofuels LP to comply with environmental laws, and (iv) any breach of the Limited Partnership Agreement by Enerkem Alberta Biofuels G.P. Inc.

Waste Management

          In addition to the arrangement discussed above with respect to the Edmonton facility, we are a party to, or are negotiating terms for, various other commercial agreements with an affiliate of Waste Management, Inc., the parent company of Waste Management of Canada Corporation, one of our principal shareholders. For a description of the material aspects of our relationship with Waste Management, see the section titled "Business — Our Relationships — Waste Management." Carl Rush, a Senior Vice President at Waste Management, is a member of our board of directors.

Methanex Corporation

          We have entered into an offtake agreement with Methanex Corporation for the sale of methanol produced at the Edmonton facility. See the section titled "Business — Our Existing Facilities — Edmonton, Canada." Bruce Aitken, who serves as one of our directors, is also the President, Chief Executive Officer and a director of Methanex Corporation.

Acquisition of Afina Energy Inc.

          Effective as of December 31, 2007, our predecessor, Enerkem Technologies Inc., now known as Afina Energy Inc., or Afina, completed a transaction pursuant to which its business, properties and liabilities were separated into two divisions: a biofuels division and an oils by-product conversion division. The oils by-product conversion division was focused on the transformation of oil by-products into various gases and fuels. Pursuant to the transaction, Afina transferred all of its assets and business relating to the biofuels division, including intellectual property rights, to us. All assets and business, including certain intellectual property rights, related exclusively to the oils by-product conversion division were retained by Afina.

          We have entered into an agreement to purchase all of the issued and outstanding shares of Afina. All of the selling shareholders of Afina are also shareholders of our company, and include Vincent Chornet, our President and Chief Executive Officer, Dr. Esteban Chornet, our Chief Technology Officer, as well as affiliates of Rho Ventures and Braemar Energy Ventures, both of which are our principal shareholders. We have obtained the consent of all of our disinterested preferred shareholders to proceed with the Afina acquisition, in conformity with our shareholders agreement entered into with all of our shareholders, which shareholders agreement required the consent of 66.6% of the preferred shareholders. See the section titled "Description of Share Capital — Shareholders Agreement."

          The closing for the acquisition of Afina is to occur immediately following the closing of this offering for a purchase price equal to C$2.5 million, payable through the issuance of our common shares valued at the initial public offering price as set forth on the cover page of this prospectus, or             of our common shares (assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

Other Transactions

          We have granted options to our executive officers and certain of our directors. For a description of these options, see the sections titled "Executive Compensation — Grants of Plan-Based Awards in 2011," "Management — Director Compensation," "Principal Shareholders" and "Description of Share Capital."

          We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our by-laws require us to indemnify each of our directors and executive officers to the fullest extent permitted by the CBCA. See the section titled "Description of Share Capital — Limitation of Liability and Indemnification of Directors and Officers."

          Other than as described above under this section "Certain Relationships and Related Person Transactions," since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Policies and Procedures for Transactions with Related Persons

          We have adopted a policy providing that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our shares or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL SHAREHOLDERS

          The following table and accompanying footnotes sets forth, as of February 29, 2012, information regarding beneficial ownership of our common shares by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares;

  •
  each of our executive officers;

  •
  each of our directors; and

  •
  all of our current executive officers and directors as a group.

          Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of February 29, 2012. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all common shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

          Our calculation of the percentage of beneficial ownership prior to this offering is based on                      of our common shares outstanding as of February 29, 2012 (assuming a 1-for-1 conversion of our preferred shares into common shares). We have based our calculation of the percentage of beneficial ownership after this offering on                          of our common shares outstanding immediately after the closing of this offering:

  •
  assuming a conversion ratio equal to                          Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus;

  •
  assuming no exercise of the underwriters' option to purchase additional shares; and

  •
  excluding the issuance of             our common shares to certain of our shareholders in connection with our acquisition of Afina Energy Inc. to occur immediately following the closing of this offering.

          Common shares subject to options currently exercisable or exercisable within 60 days of February 29, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

          Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 1130, Sherbrooke Street West, Suite 1400, Montréal, Québec, H3A 2M8, Canada.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Total Voting %	Shares	Total Voting %
5% Shareholders
Entities affiliated with Rho Ventures(1)	7,734,704	39.6%
Entities affiliated with Braemar Energy Ventures LLC(2)	4,302,400	22.0%
Waste Management of Canada Corporation(3)	2,149,432	11%
Executive Officers and Directors
Vincent Chornet(4)	559,977	2.8%
Patrice Ouimet(5)	46,878	0.2%
Jocelyn Auger(6)	57,856	0.3%
Esteban Chornet(7)	838,582	4.3%
Bruce Aitken(8)	16,223	0.1%
Anton de Vries	—	—
Jim Conner	—	—
Larry A. MacDonald	—	—
Joshua Ruch(1)	7,734,704	39.6%
Carl Rush(3)	2,149,432	11%
Neil S. Suslak(2)	4,302,400	22.0%
All executive officers and directors as a group (11 persons)	15,706,052	78.7%

(1)
Includes 4,801,600 shares held by RV V Holdings srl ("Rho srl"), which is indirectly wholly owned by Rho Ventures V, L.P. ("RV V") and Rho Ventures V Affiliates, L.L.C. ("RV V Affiliates"). Also includes 2,933,104 shares held by Rho Ventures VI Luxembourg Holdings, S.A.R.L. ("Rho Luxco"), which is a wholly-owned subsidiary of Rho Ventures VI, L.P. ("RV VI"). Habib Kairouz, Mark Leschly and Joshua Ruch are the managing members of Rho Capital Partners LLC, which is (i) the managing member of the general partners of RV V and RV VI and (ii) the managing member of the managing member of RV V Affiliates, and as such each of them may be deemed to share voting and investment control over the shares held by Rho Luxco and Rho srl. Mr. Ruch disclaims beneficial ownership of the shares held by Rho srl and Rho Luxco except to the extent of his pecuniary interest therein. The mailing address for Rho srl and Rho Luxco is c/o Rho Ventures, 152 West 57th Street, Suite 23, New York, NY, 10019-3310 USA.

(2)
Shares held by BEV Holdings srl, which is indirectly owned by Braemar Energy Ventures I, LP ("Braemar I") and Braemar Energy Ventures II, LP ("Braemar II"). Neil S. Suslak is a managing partner of Braemar Energy Ventures, LLC and he holds ownership and voting interests in Braemar I and Braemar II through such entities' affiliated general partners and management companies. As such, Mr. Suslak may be deemed to share voting and investment control over the shares held by BEV Holdings srl. Mr. Suslak disclaims beneficial ownership of the shares held by BEV Holdings srl except to the extent of his pecuniary interest therein. The mailing address for BEV Holdings srl is c/o Braemar Energy Ventures, 340 Madison Avenue, 18th Floor, New York, NY, 10017 USA.

(3)
Shares held by Waste Management of Canada Corporation, which is a subsidiary of Waste Management, Inc. Carl Rush is the Senior Vice President of the Organic Growth Group of Waste Management, Inc., and as such may be deemed to share voting and investment control over the shares held by Waste Management of Canada Corporation. Mr. Rush disclaims beneficial ownership of the shares held by Waste Management of Canada Corporation. The address for Waste Management of Canada Corporation is c/o Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, TX, 77002.

(4)
Includes 20,632 shares held by SC Fuels Inc. Mr. V. Chornet has a 35.0% ownership interest in and serves on the board of directors of SC Fuels Inc. As such, Mr. V. Chornet may be deemed to share voting and investment control over the shares held by SC Fuels Inc. Mr. V. Chornet disclaims beneficial ownership of the shares held by SC Fuels Inc. except to the extent of his pecuniary interest therein. Includes 237,649 shares subject to unexercised options that are exercisable within 60 days of February 29, 2012. Excludes a performance-vesting warrant covering 197,000 common shares. The warrant may be exercised only if the value of our preferred shares increases to pre-determined levels. See the section titled "Description of Share Capital — Warrants."

(5)
Represents 46,878 shares subject to unexercised options that are exercisable within 60 days of February 29, 2012.

(6)
Represents 57,856 shares subject to unexercised options that are exercisable within 60 days of February 29, 2012.

(7)
Includes 20,632 shares held by SC Fuels Inc. and 576,000 shares held by Kemestrie Inc. Dr. E. Chornet has a 37.5% ownership interest in (through Sometimes Capital Inc.) and serves on the board of directors of SC Fuels Inc. Dr. E. Chornet has a 34.9% ownership interest in (directly and through Sometimes Capital Inc.) and serves on the board of directors of Kemestrie Inc. As such Dr. E. Chornet may be deemed to share voting and investment control over the shares held by SC Fuels Inc. and Kemestrie Inc. Dr. E. Chornet disclaims beneficial ownership of the shares held by SC Fuels Inc. and Kemestrie Inc. except to the extent of his pecuniary interest therein. Includes 88,630 shares subject to unexercised options that are exercisable within 60 days of February 29, 2012. Excludes a performance-vesting warrant covering 86,680 common shares. The warrant may be exercised only if the value of our preferred shares increases to pre-determined levels. See "Description of Share Capital — Warrants."

(8)
Represents 16,223 shares subject to unexercised options that are exercisable within 60 days of February 29, 2012.

DESCRIPTION OF SHARE CAPITAL

General

          The following is a description of the material terms of our common shares and preferred shares, as set forth in our articles of incorporation, as amended, and as further amended in connection with this offering, certain related sections of the CBCA and certain agreements with our shareholders. For more detailed information, please see our articles of incorporation and amendments thereto, and the relevant shareholder agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

          In February 2012, we amended our articles of incorporation in order to effect an 8-for-1 forward split on all of our common shares and preferred shares.

          As of December 31, 2011, our common shares outstanding were held by approximately 21 shareholders of record.

          Upon or immediately prior to the closing of this offering:

  •
  all our outstanding Class A preferred shares will automatically convert into 12,347,264 of our Class A common shares on a 1-for-1 basis and immediately prior to the closing of this offering;

  •
  all our outstanding Series 1 Class B preferred shares will automatically convert into             of our Class A common shares (assuming a conversion ratio equal to             Class A common shares for each Series 1 Class B preferred share based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus);

  •
  all of our outstanding Class B and Class C common shares will automatically convert on a 1-for-1 basis into 139,768 of our Class A common shares; and

  •
  all of our Class A common shares will be redesignated as common shares.

          As of December 31, 2011, assuming the conversion of all of our preferred shares into common shares, approximately         % of our common shares were held by four shareholders of record in the United States (assuming a conversion ratio equal to             common shares for each Series 1 Class B preferred share based on an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus).

          As a result, upon closing of this offering, based upon shares outstanding as of December 31, 2011, our share capital will consist of an unlimited number of common shares, each without par value of which                  will be issued and outstanding, and an unlimited number of preferred shares, issuable in series, each without par value, none of which will be issued and outstanding.

Share Capital

Common Shares

          Upon or immediately prior to the closing of this offering, our articles of incorporation will be amended to delete the Class B, Class C and Class D common shares and to redesignate our Class A common shares as common shares. Under our amended articles, the holders of our common shares will be entitled to one vote for each share held at any meeting of the shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares will be entitled to receive dividends as and when declared by our board of directors. See the section titled "Dividend Policy." Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our stockholders, the holders of our common shares will be entitled to share pro rata in the distribution of the balance of our assets. Holders of common shares will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common shares. There will be no provision in our amended articles requiring holders of common shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of common shares will be subject to and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate in the future.

Preferred Shares

          Upon or immediately prior to the closing of this offering, our articles of incorporation will be amended to delete all references to our Class A and Class B preferred shares. Under our amended articles, we will be authorized to issue, without shareholder approval, an unlimited number of preferred shares, issuable in one or more series, and, subject to the provisions of the CBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares. We have no current plans to issue any preferred shares.

Warrants

          On March 13, 2009, in connection with a $4.0 million loan from Atel Ventures, Inc. (which was fully repaid on June 29, 2011), we issued a warrant to Atel Ventures, Inc. to purchase 77,456 Series 3 Class A preferred shares at an exercise price of C$5.75 per share. This warrant will expire (subject to early termination in certain circumstances) on the earlier of March 13, 2016, the fifth anniversary of the closing of this offering or a change of control.

          On July 9, 2009, in connection with a financing agreement with Dawcoelectric Inc., we issued a warrant to Serge Tousignant to purchase 14,344 Class C common shares at an exercise price of C$4.38 per share. This warrant will expire if not exercised upon the closing of this offering.

          On July 13, 2010, we issued a performance warrant to each of Vincent Chornet, our Chief Executive Officer and a member of our board of directors, and Dr. Esteban Chornet, our Chief Technology Officer and a member of our board of directors, pursuant to which Mr. V. Chornet is entitled to purchase 197,000 Class A common shares and Dr. E. Chornet is entitled to purchase 86,680 Class A common shares, respectively, in each case at an exercise price of C$5.75 per share. These warrants are exercisable as of the first date on which the value (as determined pursuant to the terms of the performance warrants) of our preferred shares is determined to be equal to or greater than C$17.25 per share, and they will expire at the earlier of (i) July 13, 2015, (ii) the date on which Mr. V. Chornet's employment with us is terminated for any reason (subject to certain exceptions) (or, in the case of Dr. E. Chornet, the date on which he ceases to be a member of our board of directors for any reason), and (iii) one year following the closing of this offering.

          On July 1, 2011, in connection with a $15.0 million debt facility from Lighthouse Capital Partners VI, L.P., or Lighthouse, we issued to Lighthouse a warrant to purchase up to 93,184 Series 1 Class B preferred shares at an exercise price of C$15.52 per share. In February 2012, in connection with the draw down of the remaining $12.0 million of the $15.0 million debt facility, this warrant became exercisable for all 93,184 Series 1 Class B preferred shares. Following the closing

of this offering, the warrant will be exerciseable for             common shares. This warrant will expire on the earlier of (i) June 30, 2019 and (ii) two years after the closing of this offering.

          The warrants described above that will remain outstanding following the closing of this offering will become exercisable, as of the closing of this offering, for the same number of common shares into which the preferred shares or common shares such warrants are exercisable for prior to the closing of this offering.

Options

          We have granted to employees, consultants and directors options to purchase our common shares under our stock option plan. Unless otherwise determined by the board of directors, 25% of the options granted under the stock option plan vest on the first anniversary of the date of grant and the remainder in equal monthly amounts over the following three years.

          The following table shows the aggregate number of options to purchase common shares outstanding as at December 31, 2011:

Category	Number of Common Shares	Exercise price	Expiration Date
All executive officers and past executive officers, as a group (5 in total)	838,784	(1)	(2)
All directors and past directors, as a group (1 in total)	43,264	C$0.75	June 17, 2021
All other employees or past employees, as a group (12 in total)	303,440	(1)	(2)

(1)
C$0.001, C$0.63 or C$0.75.

(2)
Between April 5, 2013 and June 17, 2021.

History of Securities Issuances

          Since January 1, 2009, the following events have changed the number and classes of our issued and outstanding shares.

  •
  On March 13, 2009, in connection with a $4.0 million loan from Atel Ventures, Inc. (which was fully repaid on June 29, 2011), we issued a warrant to Atel Ventures, Inc. to purchase 77,456 Series 3 Class A preferred shares, at an exercise price of C$5.75 per share. This warrant will expire (subject to early termination in certain circumstances) on the earlier of March 13, 2016, the fifth anniversary of the closing of this offering or a change of control.

  •
  On April 30, 2009, we issued C$1.8 million in convertible debentures to each of RV V Holdings srl and BEV Holdings srl, a C$363,000 convertible debenture to BDR Capital L.P. and a C$700,000 convertible debenture to Michael Dennis, a former member of our board of directors. Such convertible debentures were accompanied by warrants which became exercisable for 15,808, 15,808, 3,152 and 6,080 Class A common shares or Class C common shares, respectively, at an exercise price of C$0.001 per share.

  •
  On July 9, 2009, in connection with a financing agreement with Dawcoelectric Inc., we issued a warrant to Serge Tousignant to purchase 14,344 Class C common shares at an exercise price of C$4.38 per share. This warrant will expire if not exercised upon the closing of this offering.

  •
  On January 27, 2010, we issued 6,629,336 Series 4 Class A preferred shares at C$5.75 per share. Concurrently with this transaction, all of the convertible debentures referred to in the paragraphs above, including an aggregate of C$11.0 million in convertible debentures issued to RV V Holdings srl, BEV Holdings srl and BDR Capital L.P. in 2008, were converted into Series 4 Class A preferred shares at C$5.75 per share, and the accompanying warrants were exercised, resulting in the issuance to the debentureholders of an additional 2,926,432 Series 4 Class A preferred shares and 806,056 Class A common shares.

  •
  On July 13, 2010, we issued a performance warrant to each of Mr. V. Chornet and Dr. E. Chornet pursuant to which Mr. V. Chornet is entitled to purchase 197,000 Class A common shares and Dr. E. Chornet is entitled to purchase 86,680 Class A common shares, in each case at an exercise price of C$5.75 per share. These warrants are exercisable as of the first date on which the value (as determined pursuant to the terms of the performance warrants) of our preferred shares is determined to be equal to or greater than C$17.25 per share and shall expire at the earlier of (i) July 13, 2015, (ii) the date on which Mr. V. Chornet's employment with us is terminated for any reason (subject to certain exceptions) (or, in the case of Dr. E. Chornet, the date on which he ceases to be a member of our board of directors for any reason), and (iii) one year following the closing of this offering.

  •
  On April 25, 2011, we issued 3,804,472 Series 1 Class B preferred shares at C$15.52 per share. Pursuant to the same subscription agreement, we issued an additional 225,496 Series 1 Class B preferred shares on July 5, 2011, 64,424 Series 1 Class B preferred shares on July 8, 2011, 193,280 Series 1 Class B preferred shares on July 11, 2011 and 450,992 Series 1 Class B preferred shares on July 26, 2011, in each case at a price of C$15.52 per share.

  •
  On July 1, 2011, in connection with a $15.0 million debt facility from Lighthouse, we issued to Lighthouse a warrant to purchase up to 93,184 Series 1 Class B preferred shares at an exercise price of C$15.52 per share. This warrant will expire on the earlier of (i) June 30, 2019 and (ii) two years after the closing of this offering.

  •
  In February 2012, we amended our articles of incorporation in order to effect an 8-for-1 forward split on all of our common shares and preferred shares.

          Immediately prior to the closing of this offering, all our outstanding preferred shares, Class B common shares and the Class C common shares will automatically convert into Class A common shares, and our Class A common shares will be redesignated as common shares. The warrants described above that will be outstanding following the closing of this offering will become exercisable, as of the closing of this offering, for the same number of common shares into which the preferred shares or common shares such warrants are exercisable for prior to the closing of this offering.

Shareholders Agreement

          We are party to a shareholders agreement with all of our shareholders, pursuant to which the holders of our preferred shares are entitled to certain information rights, approval rights, rights of first refusal, co-sale rights, drag-along rights and pre-emptive rights if we issue additional shares. Certain of our shareholders are also entitled to nominate directors or observers on our board of directors. Pursuant to the shareholders agreement, Rho Ventures VI Luxembourg Holdings S.A.R.L. and RV V Holdings srl, BEV Holdings srl, and Waste Management of Canada Corporation designated Joshua Ruch, Neil S. Suslak, and Carl Rush, respectively, as members of our board of directors. Upon the closing of this offering, none of our shareholders will have any special rights regarding the election or designation of members of our board of directors. We have obtained appropriate waivers and consents from our shareholders in connection with this offering, and the shareholders agreement will automatically terminate upon closing of this offering.

Voting and Proxy Agreement

          We are party to a voting and proxy agreement with all of our shareholders, pursuant to which each shareholder has agreed to vote or grant or refuse to grant consent with respect to their respective shares in the same manner as the holders of 66 2/3% of our outstanding preferred shares with respect to equity and debt financings approved by our board of directors (including one independent director, if there is one in office, in the case of an equity financing). This agreement will terminate automatically upon termination of our shareholders agreement.

Registration Rights

          We are party to a registration rights agreement with all of the holders of our preferred shares outstanding prior to the closing of this offering, pursuant to which they are entitled to certain rights with respect to the registration under applicable securities laws in the United States and Canada of the common shares into which the preferred shares are convertible, which are referred to below as registrable securities.

          Pursuant to the registration rights agreement:

  •
  Commencing 180 days after closing of this offering, the holders of at least 25% of the registrable securities may request that we effect a registration, in which case (provided the anticipated gross proceeds of the proposed offering would be at least C$5,000,000) we would be required to prepare and file a registration statement in the United States and/or a prospectus in Canada. We would have certain rights to delay or refuse such registration and are not obligated to effect more than two such long-form demand registrations.

  •
  Commencing after the date of this offering, the holders of registrable securities have the right to request an unlimited number of short-form distributions on Form S-3 or Form F-3 under the U.S. Securities Act of 1933, as amended, or under National Instrument 44-101 (Short-Form Distribution), provided, however, that we are not obligated to effect any such registration if the anticipated net proceeds (after deduction of underwriter's discount and expenses related to the offering) is not expected to be at least C$1,000,000. We are not obliged to effect more than two such registrations in any 12 month period, and we have certain rights to delay or refuse such registration.

  •
  All holders of registrable securities are entitled to "piggy-back" registration rights on all registrations made by us, subject however to our right, and that of our underwriters, to reduce the number of shares proposed to be registered pro rata in view of market conditions.

  •
  We will bear all registration and distribution expenses (exclusive of underwriting discounts and commissions and stock transfer taxes applicable to the sale of registrable securities) in connection with the registrations described above, including the cost of one counsel (not to exceed $30,000), for the selling shareholders in each registration.

  •
  The term of the registration rights agreement cannot exceed 7 years following closing of this offering.

Limitation of Liability and Indemnification of Directors and Officers

          Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

          However, indemnification is prohibited under the CBCA unless the individual:

  •
  acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request;

  •
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and

  •
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

          Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

          Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

          We have entered into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or penal action, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

          At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Material Differences between the CBCA and DGCL

          The following is a summary of the material differences between the CBCA and the DGCL. This summary is qualified in its entirety by reference to the DGCL, the CBCA and our governing corporate instruments.

	CBCA	DGCL
Shareholder action by written consent	Under the CBCA, a resolution in writing signed by all of the shareholders entitled to vote thereon at a meeting of shareholders is valid.	Delaware law provides that a corporation's certificate of incorporation (a) may permit stockholders to act by written consent if such action is signed by all stockholders, or (b) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (c) may prohibit actions by written consent.
Sources of Dividends
Under the CBCA, dividends may be declared at the discretion of the board of directors. A corporation may pay dividends unless there are reasonable grounds for believing that (1) it is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the corporation's assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.
Delaware law provides that dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.
Repurchase of Shares
Pursuant to the CBCA, a corporation may purchase or otherwise acquire its shares unless there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.
Delaware law provides that a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	CBCA	DGCL
Vote Required for Certain Transactions

Under the CBCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by "special resolution".

Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:

•  mergers;

•  consolidations;

•  dissolutions and revocations of dissolutions; and

•  sales of all or substantially all the assets of the corporation.

A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. A quorum with respect to a special resolution is a majority of the outstanding common shares unless otherwise specified in a corporation's by-laws.

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

However, unless the certificate of incorporation requires otherwise, no vote will be required in connection with a merger where either:

•  the corporation's certificate of incorporation is not amended, the shares of stock of the corporation remain identical outstanding shares of the surviving corporation after the merger and the common stock of the corporation issued in the merger does not exceed 20% of the previously outstanding common stock; or

• the merger is with a wholly owned subsidiary of the corporation for the purpose of forming a holding company and, among other things, the certificate of incorporation and bylaws of the holding company immediately following the merger will be identical to the certificate of incorporation and bylaws of the corporation prior to the merger, the directors of the corporation become or remain the directors of the holding company following the merger and each share of the corporation is converted in the merger into a share of capital stock of the holding company having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions thereof as the share of capital stock of the corporation being converted in the merger.

	CBCA	DGCL
Amendment of Certificate of Incorporation
Under the CBCA, an amendment to the articles of incorporation generally requires approval by special resolution of the voting shares. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.
Generally, Delaware law provides that a corporation may amend its certificate of incorporation if

•  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

• the amendment is adopted by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.
Amendment of Bylaws
Under the CBCA, the board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the CBCA to submit that action to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend that action by simple majority, or ordinary resolution. If the action is rejected by the shareholders, or the directors do not submit the action to the shareholders at the next meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will be effective until it is confirmed.
Delaware law provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.
Dissent or Dissenters' Appraisal Rights
The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:

•  any amalgamation with another corporation (other than with certain affiliated corporations);

Delaware law provides that a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder's shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case

	CBCA	DGCL

•  an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class in respect of which a shareholder is dissenting;

•  an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•  a continuance under the laws of another jurisdiction;

•  a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business;

•  the carrying out of a going-private or a squeeze-out transaction;

of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•  shares of stock of the surviving corporation;

•  shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and

•  certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

•  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.
Oppression Remedy
	The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any securityholder, creditor, director or officer of the corporation if an application is made to a court by a "complainant".	Delaware law does not provide for a similar remedy.

	CBCA	DGCL

A "complainant" with respect to a corporation means any of the following:

•  a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

•  a present or former officer or director of the corporation or any of its affiliates;

•  the director responsible for the application of the CBCA; and

•  any other person who in the discretion of the court is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.
Shareholder Derivative Actions
A complainant may also apply to a Canadian court for leave to bring an action in the name of, and on behalf of, us or our subsidiary, or to intervene in an existing action to which we or our subsidiary is a party, for the purpose of prosecuting, defending or discontinuing an action on our behalf or on behalf of our subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:

Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.

•  the complainant has given the required notice to our directors or to our subsidiary, as applicable, of the shareholder's intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action;

	CBCA	DGCL

•  the complainant is acting in good faith; and

•  it appears to be in our interests or the interest of the relevant subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit.
Director Qualifications
Generally, at least 25% of the directors of a CBCA corporation must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of the board of directors unless 25% of the directors present, or able to provide approval of the business transacted at the meeting in writing, by telephone or other means of communication, are resident Canadians.
Delaware law does not have director residency requirements comparable to those of the CBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.
Special meetings
	Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.	Delaware law provides that special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws.

Other Important Provisions of Our Articles of Incorporation, By-Laws and the CBCA

          The following is a summary of certain other important provisions of our articles of incorporation, by-laws and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of incorporation and by-laws and to the CBCA.

Stated Objects or Purposes

          Our articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

          Power to vote on matters in which a director is materially interested.    The CBCA states that a director must disclose to us, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

          A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless the contract or transaction:

  •
  relates primarily to the director's remuneration as a director, officer, employee or agent of us or an affiliate;

  •
  is for indemnity or insurance otherwise permitted under the CBCA; or

  •
  is with an affiliate.

          Directors' power to determine the remuneration of directors.    The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our articles of incorporation and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.

          Retirement or non-retirement of directors under an age limit requirement.    Neither our articles of incorporation nor the CBCA impose any mandatory age-related retirement or non-retirement requirement for our directors. However, our board of directors will be adopting corporate governance guidelines which will stipulate that no person shall be appointed or elected as a director once the person has reached 75 years of age.

          Number of shares required to be owned by a director.    Neither our articles of incorporation nor the CBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Action Necessary to Change the Rights of Holders of Our Shares

          Our shareholders can authorize the alteration of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (i) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (ii) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares.

Shareholder Meetings

          We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere in Canada, or provided that shareholders agree, anywhere outside Canada.

          Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders' meeting.

          A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice is effectively longer. Under the

CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

          A quorum for meetings under our by-laws, as amended in connection with this offering will be two persons present and holding, or represented by proxy, 25% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

          Holders of our outstanding common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Change of Control

          Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Ownership Disclosure

          Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Ownership and Exchange Controls

          Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

          This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person's holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition.

          There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.

          The Investment Canada Act requires any person that is a "non-Canadian" (as defined in the Investment Canada Act) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The

Investment Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2012 is C$330.0 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product.

          As a result of recent amendments to the Investment Canada Act substantial changes to the review threshold are pending. If and when these amendments come into force, the review threshold will increase to C$600.0 million (and eventually to C$1.0 billion) and will no longer be calculated on the basis of the book value of the Canadian business' assets, but rather its "enterprise value".

          The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act including:

  •
  the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  •
  the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

  •
  the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

          Under the new national security regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to "acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada". The relevant test is whether such an investment by a non-Canadian could be "injurious to national security". The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

          There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

Listing on the NASDAQ Global Market and on the Toronto Stock Exchange

          We have applied to have our common shares approved for listing on the NASDAQ Global Market under the symbol "NRKM" and on the Toronto Stock Exchange under the symbol "NKM."

Transfer Agent and Registrar

          Upon the closing of this offering, the transfer agent and registrar for our common shares in the United States will be American Stock Transfer & Trust Company, LLC, and in Canada will be Canadian Stock Transfer Company Inc.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has not been a public market for our common shares. Future sales of substantial amounts of our common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future. We have applied to have our common shares approved for listing on the NASDAQ Global Market under the symbol "NRKM" and on the Toronto Stock Exchange under the symbol "NKM."

          Upon the closing of this offering, a total of             common shares will be outstanding, assuming that there are no exercises of options granted in connection with this offering. Of these shares, all             common shares sold in this offering by us will be freely tradable in the public markets in the United States and Canada without restriction or further registration under the Securities Act, unless these shares are held by our "affiliates", as that term is defined in Rule 144 under the Securities Act or by certain control persons under Canadian securities laws.

          The remaining             common shares will be "restricted securities", as that term is defined in Rule 144 under the Securities Act. Following the expiration of the lock-up period under the lock-up agreements described below, these restricted securities will be eligible for public sale in the United States only if they are registered under the Securities Act or if they qualify for an exemption from registration including under Rules 144 or 701 under the Securities Act, which are summarized below.

United States Resale Restrictions

Rule 144

          In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been one of our "affiliates" for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our "affiliates", is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our "affiliates", then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our "affiliates" or persons selling shares on behalf of our "affiliates" are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding common shares, which will equal approximately             common shares after this offering; and

  •
  the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

          Such sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Rule 701

          In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory share or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Statements

          We intend to file a registration statement on Form S-8 under the Securities Act covering common shares issuable under our stock option plan and equity incentive plan as soon as practicable after this offering. However, none of the shares registered on the Form S-8 registration statement will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

Canadian Resale Restrictions

          The sale of any of our common shares which constitutes a "control distribution" under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is made under an exemption from the prospectus requirement under Canadian securities laws, qualified under a prospectus filed with Canadian securities regulatory authorities or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us.

Lock-up Agreements

          Holders of                          outstanding shares of our common shares, including each of our officers, directors and principal shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and BMO Capital Markets Corp. on behalf of the underwriters.

          The 180-day restricted period will be automatically extended under the following circumstances:

  •
  if, during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable; or

  •
  if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable.

          The underwriters currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. The underwriters may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Registration Rights

          On the date beginning 180 days after the date of this prospectus, the holders of approximately                          of our common shares, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see the section titled "Description of Share Capital — Registration Rights." If these shares are registered, they will be freely tradable without restriction under the Securities Act and applicable Canadian securities laws.

Stock Option Plan and Equity Incentive Plan

          As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register our common shares issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section titled "Executive Compensation — Stock Option Plan" and "Executive Compensation — Equity Incentive Plan."

UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Information for U.S. Holders

          The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of common shares purchased in this offering. The discussion set forth below is applicable to U.S. Holders (as defined below) (a) who are residents of the United States for purposes of the Income Tax Treaty between Canada and the United States, or the Treaty, (b) whose common shares are not, for purposes of the Treaty, attributable to a permanent establishment in Canada, and (c) who qualify for the benefits of the Treaty. This summary deals only with common shares held as capital assets, meaning generally, assets held for investment.

          The term "U.S. Holder" means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          This summary does not describe all of the U.S. federal income tax consequences applicable to a U.S. Holder if such U.S. Holder is subject to special treatment under U.S. federal income tax laws, including if such U.S. Holder is:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for its securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting common shares;

  •
  a partnership or other pass-through entity for U.S. federal income tax purposes; or

  •
  a person whose "functional currency" is not the U.S. dollar.

          If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our common shares should consult their own tax advisors.

          The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and regulations, including proposed regulations, Internal Revenue Service, or IRS, rulings and judicial decisions thereunder as of the date hereof. These authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not contain a detailed description of all U.S. federal income tax consequences applicable to a U.S. Holder in light of such U.S. Holder's particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

          If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Passive Foreign Investment Company Considerations

          In general, a foreign corporation is a passive foreign investment company, or PFIC, for any taxable year in which (a) at least 75% of its gross income is passive income, or (b) at least 50% of the average value of its assets (based on quarter-end values) is attributable to assets that produce, or are held for the production of, passive income. Furthermore, cash is categorized as a passive asset and, although not free from doubt, our goodwill is generally taken into account in performing the asset test. In estimating the value of our goodwill, we generally take into account our anticipated market capitalization. Although we have determined that we have not been a PFIC in prior taxable years, based on the projected composition of our gross income and the projected value of our assets, we believe that there is a substantial risk that we will be classified as a PFIC for the 2012 taxable year due to the cash proceeds we anticipate receiving in the offering and the limited revenues we may generate in 2012. Accordingly, U.S. Holders may be subject to the PFIC rules discussed below under "Passive Foreign Investment Company Rules." Based on our projections, we expect to incur negative earnings and profits and do not expect to generate net capital gain for the current taxable year. With respect to the 2013 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill, and the expected composition of our income and assets.

          Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, the PFIC tax rules discussed below under "Passive Foreign Investment Company Rules" generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC (subject to the discussion of the "Purging Election" discussed therein). The discussion below under "— Taxation of Dividends" and "— Taxation of Capital Gains" is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes.

Taxation of Dividends

          The gross amount of distributions on our common shares (including amounts withheld to pay Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Dividends paid on our common shares (including withheld taxes) will be includable in a U.S. Holder's gross income as dividend income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. Current law provides that non-corporate U.S. Holders that receive certain types of dividends in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to tax at a reduced rate of 15% rather than the marginal tax rates generally applicable to ordinary income. We believe that we are considered a qualified foreign corporation for purposes of the application of the reduced rate of tax. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Further, this law is scheduled to expire as of December 31, 2012 with the result that dividends paid on our common shares on or after January 1, 2013 will be subject to U.S. income tax at the rates generally applicable to ordinary income or at such other rates as may be prescribed by future legislation.

          The maximum rate of withholding tax on dividends pursuant to the Treaty is fifteen percent. A U.S. Holder may be required to properly demonstrate to us and to the Canadian tax authorities entitlement to the reduced rate of withholding under the Treaty. We, or our paying agent, will deduct Canadian withholding taxes on dividends and remit them to the Receiver General for Canada. Subject to certain conditions and complex limitations, Canadian withholding taxes on dividends will be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we cannot provide any assurance that we will maintain or provide earnings and profits determinations in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

          For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on the sale of our common shares equal to the difference between the amount realized for the common shares and the U.S. Holder's tax basis in the common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss.

Passive Foreign Investment Company Rules

          We intend to inform U.S. Holders annually, through notice on our website, if we are a PFIC for any taxable year. Subject to the tax elections described below, if we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder will generally be subject to the special tax rules discussed below, and we will generally continue to be treated as a PFIC for all succeeding taxable years during which you hold our common shares. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a "Purging Election") to recognize gain in the manner described above as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares for purposes of the PFIC rules. After the Purging Election, your common shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

          If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules that have a penalizing effect on (a) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for our common shares), and (b) any gain recognized on the sale or disposition (which includes a Purging Election or a pledge), of our common shares. Under these rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the common shares;

  •
  the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income of the current taxable year;

  •
  the amounts allocated to the PFIC years will be taxed at the highest ordinary income tax rate in effect applicable to the U.S. Holder for that year; and

  •
  an interest charge, generally that applicable to the underpayment of tax, will be imposed on the tax attributable to the PFIC years, as if such tax were due and payable with the tax returns filed for these years.

          You will be required to file IRS Form 8621 if you hold our common shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold common shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

          A U.S. Holder may avoid taxation under the PFIC rules discussed immediately above by making a qualified electing fund, or QEF, election. For each year that we meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any as determined under U.S. federal income tax principles. The U.S. Holder's adjusted tax basis in our shares would be increased by the amount of such inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder's adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections only if we provide U.S. Holders with the information they will need to comply with the QEF rules. For any year in which we are a PFIC, we intend to post the total amount (if any) of our net ordinary income and net capital gains on our website to allow a U.S. Holder to determine its share of our net ordinary income and capital gains for the purpose of making and maintaining a QEF election. Generally, a QEF election must be made by the U.S. Holder in a timely filed tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

          A U.S. Holder may also avoid being taxed under the PFIC rules discussed above if the U.S. Holder makes a mark-to-market election with respect to our common shares. A U.S. Holder of "marketable stock" in a PFIC may make a mark-to market election, provided that the common shares of the PFIC are actively traded. We anticipate that our common shares should qualify as being actively traded, but no assurances can be given in this regard. If a U.S. Holder makes this election, then for each taxable year in which we meet the passive income test or passive asset test described under "Passive Foreign Investment Company Considerations" above, the U.S. Holder will generally (a) include as ordinary income for each taxable year the excess, if any, of the fair market value of our common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such common shares over the fair market value of such common shares held at the end of the taxable year, but only to the extent of the amounts previously included in income as a result of having made the mark-to-market election. The U.S. Holder's adjusted tax basis in our common shares would be increased by the amount of any income recognized and decreased by the amount of any loss recognized that results from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation that is a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not take into account the gain or loss described above during any period that such corporation is not a PFIC.

          Non-corporate U.S. Holders will not be eligible for reduced rates of taxation (as described above under "— Taxation of Dividends") on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

          Each U.S. Holder is urged to consult with its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our common shares if we are or become classified as a PFIC, including the procedure for, and the possibility and consequences of, making a purging, QEF or mark-to-market election. We cannot provide any assurances that the IRS will agree with our annual determinations of our PFIC status.

Information Reporting and Backup Withholding

          In general, information reporting will apply to dividends in respect of our common shares and the proceeds from the sale or disposition of our common shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or if the U.S. Holder has previously failed to report in full dividend and interest income. If backup withholding applies to a payment, we or our paying agent will deduct the amount of any required withholding directly from such payment and remit it directly to the U.S. Treasury on behalf of the U.S. Holder. Backup withholding is not an additional tax. Any amounts withheld by us or our paying agent under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

          U.S. Holders are urged to consult with their tax advisors regarding the applicable U.S. disclosure and information reporting requirements. In certain circumstances, the failure to comply with disclosure and information reporting requirements will result in an extension of the statute of limitations on the assessment and collection of U.S. federal income taxes applicable to the U.S. Holder.

Canadian Federal Income Tax Information

          The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to a holder who acquires the common shares pursuant to this offering and who, for the purposes of the Canadian Tax Act and at all relevant times, beneficially owns the common shares as capital property, and deals at arm's length with, and is not affiliated with, us (a "Holder"). The common shares will generally be considered to be capital property for this purpose unless either the Holder holds (or will hold) such common shares in the course of carrying on a business, or the Holder has acquired (or will acquire) such common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

          This summary is not applicable to: (a) a Holder that is a "financial institution", as defined in the Canadian Tax Act for purposes of the mark-to-market rules; (b) a Holder, an interest in which would be a "tax shelter investment" as defined in the Canadian Tax Act; (c) a Holder that is a "specified financial institution" as defined in the Canadian Tax Act or (d) a Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Canadian Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor.

          This summary is based upon the current provisions of the Canadian Tax Act, the regulations adopted thereunder (the "Canadian Tax Regulations") and counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Canadian Tax Proposals"), and assumes that all such Canadian Tax Proposals will be enacted in the form proposed. No assurance can be given that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

          This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, you are urged to consult your own tax advisors about the specific tax consequences to you of acquiring, holding and disposing of the common shares.

Residents of Canada

          The following discussion applies to Holders who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, are residents of Canada ("Canadian Resident Holders").

          Certain Canadian Resident Holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, treat such common shares and every Canadian Security, as defined in the Canadian Tax Act, as capital property by making an irrevocable election pursuant to subsection 39(4) of the Canadian Tax Act. Canadian Resident Holders contemplating making an subsection 39(4) election should consult their advisor for advice as to whether the election is available or advisable in their particular circumstances.

  Dividends on the Common Shares

          Dividends received or deemed to be received on the common shares by a Canadian Resident Holder who is an individual (other than certain trusts) will be included in income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Canadian Tax Act to taxable dividends received from taxable Canadian corporations. We may designate all or a portion of such dividends as "eligible dividends" that are entitled to the enhanced dividend tax credit. We will notify our shareholders of any such designations at the appropriate times. The amount of the dividend received by an individual or a trust (other than certain specified trusts), but not the amount of the gross-up, may be subject to alternative minimum tax.

          Dividends received or deemed to be received on the common shares by a Canadian Resident Holder that is a corporation will be included in its income and will generally also be deductible in computing its taxable income. A Canadian Resident Holder that is a "private corporation" or a "subject corporation," each as defined in the Canadian Tax Act, may be liable under Part IV of the Canadian Tax Act to pay a refundable tax at a rate of 33 1/3% on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the Canadian Resident Holder's taxable income.

  Dispositions of the Common Shares

          A disposition, or a deemed disposition, of a common share (other than to us unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Canadian Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Holder. For this purpose, the adjusted cost base to a Canadian Resident Holder of the common shares will be determined at any time by averaging the cost of such common shares with the adjusted cost base of any other common shares owned by the holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under "Taxation of Capital Gains and Capital Losses."

  Refundable Tax

          A Canadian Resident Holder that is throughout the year a "Canadian-controlled private Corporation" (as defined in the Canadian Tax Act) may be liable to pay a refundable tax at a rate of 6 2/3% on certain investment income, including taxable capital gains (as defined below), but excluding dividends or deemed dividends deductible in computing taxable income.

  Taxation of Capital Gains and Capital Losses

          Generally, one-half of any capital gain (a taxable capital gain) realized by a Canadian Resident Holder for a taxation year must be included in the Canadian Resident Holder's income in the year. A Canadian Resident Holder is required to deduct one-half of any capital loss (an allowable capital loss) realized in the year from taxable capital gains realized in that year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years, or in any subsequent year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Canadian Tax Act. If the Canadian Resident Holder is a corporation, any such capital loss realized on the sale of a common share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the common share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust. Taxable capital gains realized by a Canadian Resident Holder who is an individual may give rise to alternative minimum tax depending on the Canadian Resident Holder's circumstances.

  Alternative Minimum Tax

          Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the common shares and capital gains realized on the disposition of common shares may increase a Canadian Resident Holder's liability for alternative minimum tax. Canadian Resident Holders should consult with their own tax advisors with respect to the potential application of the alternative minimum tax.

Non-Residents of Canada

          The following discussion applies to a Holder who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not (and is not deemed to be) resident in Canada and will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of, carrying on a business or part of a business in Canada (a "Non-Resident of Canada Holder"). In addition, this discussion does not apply to a "registered non-resident insurer" or an "authorized foreign bank," both within the meaning of the Canadian Tax Act.

  Dividends on the Common Shares

          Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on the common shares paid or credited, or deemed to be paid or credited, to a Non-Resident of Canada Holder. The Canadian withholding taxes will be deducted directly by us or our paying agent from the amount of dividend otherwise payable and remitted to the Receiver General of Canada. The rate of withholding tax applicable to a dividend paid on the common shares to a Non-Resident of Canada Holder who is a resident of the U.S. for purposes of the Canada-U.S. Income Tax Convention (the "Convention"), beneficially owns the dividend and qualifies for the benefits of the Convention will generally be reduced to 15% or, if the Non-Resident of Canada Holder is a corporation that owns at least 10% of our voting stock, to 5%. Not all persons who are residents of the U.S. for purposes of the Convention will qualify for the benefits of the Convention. A Non-Resident Holder of Canada who is a resident of the U.S. is advised to consult its tax advisor in this regard. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

  Dispositions of the Common Shares

          A Non-Resident of Canada Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident of Canada Holder on a disposition of the common shares unless the common shares constitute "taxable Canadian property" (as defined in the Canadian Tax Act) of the Non-Resident of Canada Holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the common shares are then listed on a "designated stock exchange", which currently includes the TSX, the common shares generally will not constitute taxable Canadian property of a Non-Resident of Canada Holder, unless (a) at any time during the 60-month period preceding the disposition, the Non-Resident of Canada Holder, persons not dealing at arm's length with such Non-Resident of Canada Holder or the Non-Resident of Canada Holder together with all such persons, owned 25% or more of the issued shares of any class or series of our capital stock and more than 50% of the fair market value of the common shares was derived, directly or indirectly, from a combination of (i) real or immoveable property situated in Canada, (ii) "Canadian resource property" (as such term is defined in the Canadian Tax Act), (iii) "timber resource property" (as such terms are defined in the Canadian Tax Act), or (iv) options in respect of interests in, or for civil law rights in, any such properties whether or not the property exists, or (b) the common shares are otherwise deemed to be taxable Canadian property. If the common shares are considered taxable Canadian property to a Non-Resident of Canada Holder, an applicable income tax treaty or convention may in certain circumstances exempt that Non-Resident of Canada Holder from tax under the Canadian Tax Act in respect of the disposition of the common shares. Non-Resident of Canada Holders whose common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

          As long as the common shares are listed at the time of their disposition on the TSX or another "recognized stock exchange", as defined in the Canadian Tax Act, a Non-Resident of Canada Holder who disposes of common shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Canadian Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid. An exemption from such requirements may also be available in respect of such disposition if the common shares are "treaty-exempt property", as defined in the Canadian Tax Act.

Eligibility for investment

          In the opinion of Stikeman Elliott LLP, our Canadian counsel, and McCarthy Tétrault LLP, Canadian counsel to the underwriters, based on the provisions of the Canadian Tax Act in force on the date hereof and the Canadian Tax Proposals, the common shares will be qualified investments for the purposes of the Canadian Tax Act at the time of their acquisition for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TFSA"), each as defined in the Canadian Tax Act (collectively, the "Deferred Plans") provided that at that time the common shares are listed on a designated stock exchange, within the meaning of the Canadian Tax Act (which currently includes the TSX).

          Notwithstanding the foregoing, if the common shares are "prohibited investments" for a trust governed by a TFSA an RRSP or a RRIF, the holder of such TFSA, RRSP or a RRIF, may be subject to a penalty tax under the Canadian Tax Act. Any such security will not be a "prohibited investment" for a particular trust governed by a TFSA, RRSP or a RRIF, provided the holder deals at arm's length with us for purposes of the Canadian Tax Act and does not have a "significant interest" (within the meaning of the Canadian Tax Act) in us or any person or partnership with which we do not deal at arm's length for purposes of the Canadian Tax Act. Prospective investors should consult their tax advisors for advice as to whether the common shares will be "prohibited investments" in their particular circumstances.

          Prospective subscribers who intend to hold the common shares in Deferred Plans are advised to consult their tax advisors.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and BMO Capital Markets Corp. are the representatives of the underwriters.

Underwriters	Number of common shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
BMO Capital Markets Corp.

Total

          The underwriters are committed to take and pay for all of the common shares being offered, if any are taken, other than the common shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or the underwriting agreement may be terminated.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          This offering is being made concurrently in the United States and in each province and territory of Canada. Our common shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the common shares outside the United States and Canada.

          If the underwriters sell more common shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional common shares from us. They may exercise that option for 30 days. If any common shares are purchased pursuant to this option, the underwriters will severally purchase common shares in approximately the same proportion as set forth in the table above.

          The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

Paid by the Company	No Exercise	Full Exercise
Per common share	$	$

Total	$	$

          Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the common shares are not sold at the initial public offering price, the representatives may decrease the offering price and change the other selling terms. In such case, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the common shares is less than the gross proceeds paid to us by the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common shares offered.

          Total underwriting discounts and commissions to be paid to the underwriters represent 7% of the total amount of the offering. We estimate that our total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $             .

          We and our officers, directors and principal shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable.

          Prior to the offering, there has been no public market for the common shares. The initial public offering price has been negotiated among us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the common shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to have our common shares approved for listing on the NASDAQ Global Market under the symbol "NRKM" and on the Toronto Stock Exchange under the symbol "NKM." In order to meet one of the requirements for listing the common shares on the NASDAQ, the underwriters have undertaken to sell lots of 100 or more common shares to a minimum of 2,000 beneficial holders.

          In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

          Subject to the foregoing and applicable laws, in connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase additional common shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the closing of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on any stock exchange on which the common shares are listed, in the over-the-counter market or otherwise.

          A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

          Directed Share Program.    The underwriters have reserved for sale at the initial public offering price up to             of our common shares for employees, directors and other persons associated with us who have expressed an interest in purchasing our common shares in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

          European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

            (a)     to any legal entity which is a qualified investor as defined in the Prospectus Directive;

            (b)     to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

            (c)     in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

          United Kingdom.    Each underwriter has represented and agreed that:

            (a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

            (b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

          Hong Kong.    The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the common shares are subscribed or purchased under Section 275 by a relevant person which is:

            (a)     a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

            (b)     a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          Japan.    The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPENSES RELATING TO THIS OFFERING

          The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the Canadian Securities Regulators filing fees, the FINRA filing fee, the NASDAQ filing fee and the TSX filing fee. Except as otherwise noted, all the expenses below will be paid by Enerkem.

Item	Amount
SEC registration fee		$14,325
Canadian Securities Regulators filing fees		$15,500
FINRA filing fee		$15,000
Initial NASDAQ listing fee		$25,000
Initial TSX listing fee		$11,390
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		$2,100
Blue Sky fees and expenses		$35,000

Miscellaneous fees and expenses

Total	$	*

*
To be provided by amendment.

LEGAL MATTERS

          Legal matters relating to Canadian law, the offering and the validity of the common shares offered in this offering are being passed upon for us by Stikeman Elliott LLP. Certain U.S. legal matters will be passed upon for us by Cooley LLP. Simpson Thacher & Bartlett LLP will act as U.S. counsel to the underwriters and McCarthy Tétrault LLP will act as Canadian counsel to the underwriters.

EXPERTS

          The consolidated financial statements of Enerkem Inc. as of December 31, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The offices of KPMG LLP are located at 600 De Maisonneuve Blvd. West, Suite 1500, Montreal, Quebec H3A 0A3.

CHANGE IN ACCOUNTANTS

          On February 16, 2011 with the approval of the audit committee of our board of directors, our independent auditor firm Raymond Chabot Grant Thornton LLP resigned. In February 2011, with the approval of the audit committee of our board of directors, we appointed KPMG LLP as our independent auditor. Raymond Chabot Grant Thornton LLP's report on our 2009 consolidated financial statements pursuant to Canadian GAAP and audited pursuant to Canadian generally accepted auditing standards contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the period from January 1, 2009 through February 16, 2011, there were no disagreements with Raymond Chabot Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Raymond Chabot Grant Thornton LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report for such year and there were no reportable events as defined in Item 16F of Form 20-F. We did not consult KPMG LLP on any financial or accounting reporting matters in the period before their appointment. We provided Raymond Chabot Grant Thornton LLP with a copy of the disclosure in this paragraph and requested them to furnish a letter to us stating whether they agree with the statements made in this paragraph and if not, stating the respect in which they do not agree, which is included as an exhibit to the registration statement of which this prospectus forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are a corporation organized under the laws of Canada and a majority of our directors and officers, as well as the Canadian independent registered chartered accountants named in the "Experts" section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States.

          In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada.

However, subject to certain time limitations, a foreign civil judgment, including a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws, may be enforced by a Canadian court, provided that:

  •
  the judgment is enforceable in the jurisdiction in which it was given;

  •
  the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

  •
  adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

  •
  the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

  •
  the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

  •
  the judgment is no longer appealable; and

  •
  an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.

          Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

          The name and address of our agent for service of process in the United States is The Delaware Corporation Agency, Inc., 222 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to this offering of our common shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

          We are a "foreign private issuer" as defined under Rule 405 of the Securities Act. As a result, upon closing of the offering we will become subject to the informational requirements of the Exchange Act. However, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-swing profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain events. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under Exchange Act by filing all such information with the SEC. We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. Documents filed on SEDAR are not, and should not be considered, part of this prospectus. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by independent registered chartered accountants.

Enerkem INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Enerkem Inc.

          We have audited the accompanying consolidated statements of financial position of Enerkem Inc. as of December 31, 2010 and 2011 and the related consolidated statements of comprehensive operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enerkem Inc. as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP*
Chartered Accountants

March 2, 2012
Montréal, Canada

*
CA Auditor permit No. 13381

ENERKEM INC.

Consolidated Statements of Financial Position

December 31, 2010 and 2011
(In Canadian dollars)

	2010	2011
Assets
Current assets:
Cash and cash equivalents	$18,219,652	$54,687,470
Term deposits (note 6)	600,000	601,575
Restricted cash (note 6)	3,350,000	2,050,444
Trade and other receivables (note 7)	4,421,745	5,677,699
Prepaid and deferred expenses	631,212	4,535,365

	27,222,609	67,552,553
Non-current assets:
Deposits and other assets (note 22 (c))	1,107,040	3,230,742
Property, plant and equipment (note 8)	33,430,476	58,423,383
Intangible assets	431,347	2,025,041

	34,968,863	63,679,166

	$62,191,472	$131,231,719

Liabilities and Shareholders' Equity
Current liabilities:
Trade and other payables (note 9)	$3,581,507	$12,339,622
Current portion of long-term debt (note 11)	1,888,794	729,897
Liability payable upon a change of control (note 13)	—	15,246,575

	5,470,301	28,316,094
Non-current liabilities:
Long-term debt (note 11)	1,374,296	2,626,661
Warrants (note 11)	230,837	1,436,304
Deferred credits (note 12)	10,951,982	10,105,558
Convertible preferred shares (note 16)	66,038,543	136,300,819

	78,595,658	150,469,342
Shareholders' equity (deficit):
Common shares (note 14)	3,136,822	3,157,531
Contributed surplus	522,789	1,243,883
Revaluation of liability payable upon a change of control (note 13)	—	(246,575)
Deficit	(25,534,098)	(51,708,556)

	(21,874,487)	(47,553,717)
Commitments (note 22)
Subsequent events (note 26)

	$62,191,472	$131,231,719

See accompanying notes to consolidated financial statements.

ENERKEM INC.

Consolidated Statements of Comprehensive Operations

Years ended December 31, 2009, 2010 and 2011
(In Canadian dollars)

	2009	2010	2011
Revenue (note 4)	$691,282	$443,100	$—
Other income (note 4)	5,030,046	2,357,820	3,321,783

Total	5,721,328	2,800,920	3,321,783
Expenses:
Operating and administrative (notes 4 and 8)	6,112,323	11,518,977	23,225,254
Research and development (notes 4 and 8)	2,949,707	2,614,403	4,323,185
Finance costs (note 5)	481,867	763,091	2,398,522
Finance income (note 5)	(84,755)	(224,222)	(450,720)

Net loss, being total comprehensive loss for the year	$(3,737,814)	$(11,871,329)	$(26,174,458)

Basic and diluted loss per share (note 15)	$(2.72)	$(5.18)	$(10.90)

See note 27 for pro forma loss per share (unaudited)

See accompanying notes to consolidated financial statements.

ENERKEM INC.

Consolidated Statements of Changes in Equity

Years ended December 31, 2009, 2010 and 2011
(In Canadian dollars)

	Common shares	Contributed surplus	Revaluation of liability payable upon a change of control	Deficit	Total
Balance, January 1, 2009	$2,211,135	$388,125	$—	$(9,924,955)	$(7,325,695)
Net loss, being total comprehensive loss	—	—	—	(3,737,814)	(3,737,814)
Transactions with owners, recorded directly in equity
Share-based compensation (note 14)	—	166,118	—	—	166,118
Shares issued for cash (note 14)	57	—	—	—	57
Share options exercised (note 14)	150,430	(150,430)	—	—	—
Restricted shares issued (note 14)	69,177	(69,177)	—	—	—
Issuance of warrants (note 11)	—	489	—	—	489

	219,664	(53,000)	—	—	166,664

Balance, December 31, 2009	$2,430,799	$335,125	$—	$(13,662,769)	$(10,896,845)

Balance, January 1, 2010	$2,430,799	$335,125	$—	$(13,662,769)	$(10,896,845)
Net loss, being total comprehensive loss	—	—	—	(11,871,329)	(11,871,329)
Transactions with owners, recorded directly in equity
Share-based compensation (note 14)	—	289,099	—	—	289,099
Shares issued for cash (note 14)	1,030	—	—	—	1,030
Share options exercised (note 14)	78,123	(78,123)	—	—	—
Conversion of convertible debentures (note 10)	603,558	—	—	—	603,558
Restricted shares cancelled (note 14)	(18,558)	18,558	—	—	—
Restricted shares issued (note 14)	41,870	(41,870)	—	—	—

	706,023	187,664	—	—	893,687

Balance, December 31, 2010	$3,136,822	$522,789	$—	$(25,534,098)	$(21,874,487)

Balance, January 1, 2011	$3,136,822	$522,789	$—	$(25,534,098)	$(21,874,487)
Net loss, being total comprehensive loss	—	—	—	(26,174,458)	(26,174,458)
Transactions with owners, recorded directly in equity
Share-based compensation (note 14)	—	729,137	—	—	729,137
Revaluation of liability payable upon a change of control (note 13)	—	—	(246,575)	—	(246,575)
Shares issued for cash (note 14)	12,666	—	—	—	12,666
Share options exercised (note 14)	8,043	(8,043)	—	—	—

	20,709	721,094	(246,575)	—	495,228

Balance, December 31, 2011	$3,157,531	$1,243,883	$(246,575)	$(51,708,556)	$(47,553,717)

See accompanying notes to consolidated financial statements

ENERKEM INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2010 and 2011
(In Canadian dollars)

	2009	2010	2011
Cash flows used in operating activities:
Net loss	$(3,737,814)	$(11,871,329)	$(26,174,458)
Adjustments for:
Depreciation (note 8)	198,444	329,190	951,341
Amortization of deferred credits	(22,744)	(22,744)	(71,292)
Amortization of intangible assets	—	—	28,755
Share-based compensation	166,118	289,099	729,137
Net finance costs (note 5)	397,112	538,869	1,947,802
Impairment of property, plant and equipment (note 8)	—	989,225	—
Interest paid	(467,920)	(519,195)	(546,067)
Net changes in operating assets and liabilities (note 18)	3,403,970	534,982	(151,013)

	(62,834)	(9,731,903)	(23,285,795)
Cash flows provided by financing activities:
Proceeds from issuance of long-term debt	4,622,213	—	2,879,400
Repayment of long-term debt	(1,343,863)	(1,864,982)	(2,847,928)
Proceeds from government financial assistance recorded as deferred credits	3,944,840	2,901,963	527,004
Net proceeds from issuance of preferred shares (note 16)	—	35,929,453	69,202,982
Net proceeds from issuance of common shares	57	1,030	12,666
Partners' investment in subsidiary (note 13)	—	—	15,000,000
Proceeds from issuance of convertible debentures	4,700,000	—	—
Cash outlays for deferred IPO and financing expense	—	—	(2,375,398)

	11,923,247	36,967,464	82,398,726
Cash flows used in investing activities:
Interest received	40,419	153,797	445,685
Restricted cash	—	(3,350,000)	1,299,556
Term deposits	(3,992,534)	4,000,111	-
Deposits and other assets	—	(1,107,040)	(1,892,652)
Additions to property, plant and equipment	(6,943,232)	(13,441,078)	(20,863,028)
Additions to intangible assets	—	—	(1,622,449)
Proceeds on disposal of property, plant and equipment	2,156	—	—

	(10,893,191)	(13,744,210)	(22,632,888)

Net change in cash and cash equivalents	967,222	13,491,351	36,480,043
Cash and cash equivalents, beginning of year	4,167,617	4,768,668	18,219,652
Effect of exchange rate fluctuations on cash	(366,171)	(40,367)	(12,225)

Cash and cash equivalents, end of year	$4,768,668	$18,219,652	$54,687,470

See accompanying notes to consolidated financial statements.

ENERKEM INC.

Notes to Consolidated Financial Statements

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

1. Reporting Entity

          Enerkem Inc. was incorporated under the Canada Business Corporations Act on December 24, 2007 as part of an internal corporate reorganization completed on December 31, 2007, through which Enerkem Inc. became the successor to the operations of the biofuels division initiated by Enerkem Technologies Inc. The reorganization was accounted for using book values. Enerkem Technologies Inc. was incorporated under the Companies Act (Quebec) on December 8, 1997 and was involved in the development and commercialization of renewable energy technologies. Following the 2007 corporate reorganization, Enerkem Technologies Inc. changed its name to Afina Energy Inc.

          Enerkem Inc. specializes in the development and operation of waste gasification activities for the production of renewable biofuels and chemicals. Since its inception, the Company's operations have consisted of research and development, administration and capital expenditures for the development and operation of waste gasification activities for renewable biofuels and chemical production.

          The consolidated financial statements include the accounts of Enerkem Inc., its wholly-owned subsidiaries, a dormant joint venture and a partnership controlled by Enerkem Inc. (together referred to as the "Company" and individually as "the subsidiaries of the Company").

          Enerkem Inc. is domiciled in Quebec, Canada. The Company is located at 1130 Sherbrooke Street West, Montréal, Quebec, H3A 2M8.

2. Basis of Preparation

(a) Statement of Compliance

          The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2012.

(b) Basis of Measurement

          The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

          The Company is subject to a number of risks and uncertainty associated with the successful development of its products and with the financing requirements of its operations. The attainment of profitable operations is dependent upon future events, including successful completion of its development activities, commercialization of the technology and obtaining adequate financing.

          To date, the Company has generated limited revenue. It has relied upon financing to fund its operations, research and development activities and construction of its facilities primarily through government financial assistance, investment tax credits, convertible loans, debt and private equity

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

2. Basis of Preparation (Continued)

placements. The Company expects to obtain funding through additional equity offerings and issuance of debt until it achieves positive cash flows from operations.

          Management expects that cash and cash equivalents and term deposits, existing debt and equity and existing and continuing government support will provide the Company with adequate funding for at least the next 12 months after the balance sheet date. Any impediments to the Company's ability to continue to meet the terms and conditions contained in the government financial assistance and the Company's ability to access debt and equity capital markets could have a material impact on the Company's ability to obtain additional financing.

          The Company's business plan anticipates raising additional funds to finance operations within and beyond the next 12 months. Raising additional funds is dependent on a number of factors outside the Company's control. If the Company is unable to obtain sufficient additional financing, it may have to delay, scale back or eliminate construction plans for present or future facilities, any of which could harm the business, financial condition and results of operations and could impact the Company's ability to continue as a going concern beyond the next 12 months.

          The Company's consolidated financial statements have been prepared on a historical cost basis except for (i) liability-classified warrants and (ii) derivative financial instruments, which are measured at fair value.

(c) Functional and Presentation Currency

          The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d) Use of Estimates and Judgments

          The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods.

          Information about critical judgments in applying accounting policies and assumptions and estimation of uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the classification and measurement of preferred shares, details of which are included in note 16.

          Other areas of judgment and uncertainty relate to the measurement of the individual components of convertible debentures, the measurement of share-based awards and warrants, the measurement of the amount and the assessment of the recoverability of investment tax credits and government financial assistance receivable, the capitalization of borrowing costs and development expenditures, and the evaluation of the percentage of completion of the construction in progress related to property, plant and equipment.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

2. Basis of Preparation (Continued)

          Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

          The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Forward Share Split

          On February 10, 2012 and effective on this date, the Company held a special meeting of its shareholders, whereby the shareholders approved amending the articles of the Company for the purposes of effecting a forward share split of all of the Company's common and preferred shares on an 8-for-1 basis. As a result, all issued and outstanding common shares, preferred shares, warrants for common shares, warrants for preferred shares, performance warrants, share options and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect this forward share split for all periods presented.

3. Significant Accounting Policies

          The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the subsidiaries of the Company.

(a) Basis of Consolidation

          The financial statements of the subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are exercisable currently are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

          All intercompany balances and transactions, revenue and expenses resulting from transactions between subsidiaries and with the Company are eliminated when preparing the consolidated financial statements.

(b) Foreign Currency

          Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.

          Monetary assets and liabilities of the Company denominated in foreign currencies at the reporting date are translated at the exchange rate in effect at the reporting date. The foreign

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

currency gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the period, adjusted for effective interest (if applicable) and payments during the period, and the amortized cost in the foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

(c) Revenue

          The licensing fee consists of one agreement with a customer for limited use of the Company's technology. Licensing fees are recognized as earned once the technology has been transferred, collectability is reasonably assured, and the Company has no remaining obligations to perform under the terms of the agreement.

          Facility testing fees consist of fees earned from feedstock suppliers and partners for testing waste feedstock in order to determine the level of production of renewable biofuels and chemicals that can be produced from such waste. Facility testing fees are recognized once the feedstock is processed, collectability is reasonably assured, related costs can be measured reliably and the testing report is issued.

(d) Deferred Credits

          Deferred credits pertain to cash proceeds related to government financial assistance and investment tax credits obtained by the Company with respect to various ongoing projects. Deferred credits relating to property, plant and equipment are presented gross in the statement of financial position and will be amortized through profit or loss over the useful life of the underlying asset once the asset is available for its intended use. Deferred credits relating to operating expenses are recognized as other income in the statement of comprehensive operations in the period in which the related expenses are incurred.

(e) Government Financial Assistance and Investment Tax Credits

          Government financial assistance and investment tax credits are recorded when there is reasonable assurance that the Company will comply with the relevant conditions and that the financial assistance or tax credit will be received. Government financial assistance and investment tax credits are subject to examination and approval by the regulating authorities and, therefore, the amounts granted may differ from those recorded. Government financial assistance and investment tax credits are not recognized if there are unfulfilled conditions relating thereto.

(f) Employee Benefits

Salaries and Short-Term Employee Benefits

          Salaries and short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-Employment Benefits

          Benefits are given to employees through proscribed defined contribution plans administered by the Canadian and Quebec (or local) governments. The Company's contributions to these plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Termination Benefits

          Termination benefits are recognized as an expense when the Company is committed to provide severance payments as a result of an employment separation agreement.

(g) Research and Development

          Research expenditures are expensed in the period in which they are incurred. Development expenditures that meet the criteria for deferral are capitalized; otherwise they are expensed in the period in which they are incurred. There are currently no development expenditures that have been capitalized.

(h) Finance Costs and Finance Income

          Finance costs comprise interest expense on borrowings, amortization of deferred financing expenses and issuance fees, foreign currency losses, losses from changes in the fair value of liability-classified warrants and impairment losses recognized on financial assets (if any). Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

          Finance income comprises interest income on funds invested, foreign currency gains and gains from changes in the fair value of liability-classified warrants. Interest income is recognized as it accrues in profit or loss using the effective interest method.

(i) Property, Plant and Equipment

Recognition and Measurement

          Items of property, plant and equipment are recognized at cost less accumulated depreciation. Cost includes expenditures directly attributed to bringing the asset to a working condition for its intended use, the costs of dismantling and removing the item and restoring the site on which it is located, if any, and borrowing costs on qualifying assets.

          When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

          Gains and losses on disposal of an item of property, plant and equipment are determined by comparing proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss.

          Borrowing costs that are eligible for capitalization include interest expense calculated using the effective interest method and finance charges in respect to finance leases.

Subsequent Costs

          The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Construction in Progress

          Construction in progress refers to property, plant and equipment currently under construction. Construction in progress assets are recognized at cost and are not depreciated as the assets are not yet available-for-use.

Depreciation

          Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of use of the future economic benefits embodied in the asset. No depreciation expense is recognized on the majority of the Company's property, plant and equipment assets as they are not yet available for their intended uses.

          The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

	Method	Period
Building	Straight-line	25-30 years
Plant equipment	Straight-line	20-25 years
Computer equipment, automotive equipment and software	Straight-line	5 years
Furniture, fixtures and other equipment	Straight-line	10 years
Leasehold improvements	Straight line	Over the lease term

          Estimates for depreciation methods, useful lives and residual value are reviewed each financial year-end and adjusted, if appropriate.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

(j) Intangible Assets

          Intangible assets consist of intellectual property and a right of use which are recognized at cost less accumulated amortization and are amortized once the asset is available for its intended use using the straight-line method over a period of 15 years.

(k) Financial Instruments

Non-Derivative Financial Assets

          Loans and receivables and term deposits are initially recognized on the date on which they are originated. All other financial assets are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument.

          Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

          Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

          The Company has the following non-derivative financial assets which are all considered loans and receivables: cash and cash equivalents, term deposits, restricted cash and trade and other receivables.

          Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Term deposits consist of short-term investments with maturities of more than three months and less than one year.

          Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

          Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Non-Derivative Financial Liabilities

          The Company initially recognizes debt securities issued and subordinated liabilities on the date on which they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

          The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

          The Company has the following non-derivative financial liabilities: trade and other payables, liability for convertible debenture, long-term debt, preferred shares and put option over non-controlling limited partners' interests (liability payable upon a change of control).

          Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, and in the case of the liability payable upon a change of control, as described below.

          The Company accounts for its interests in the Enerkem Alberta Biofuels LP using the anticipated acquisition method, which assumes that the non-controlling limited partners have exercised their put option following a change in control of the Company. As a result, the non-controlling limited partners' interests are presented as if the Company owns such interests and all of the profits and losses of Enerkem Alberta Biofuels LP are attributed to the Company. The put option is recognized as a liability and measured initially and subsequently at its redemption value. The Company accounts for the changes in the carrying amounts of the liability in equity. Refer to note 13.

Derivative Financial Instruments

          Embedded derivatives are separated from the host contract and accounted for separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

          Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for through profit or loss.

(l) Convertible Debentures

          The convertible debentures issued by the Company are convertible into a fixed number of preferred shares upon the occurrence of a material event or at the option of the holder into a variable number of a future equity issuance whose fair value equals the face value of the convertible debenture. As the preferred shares are liability-classified instruments in accordance with IAS 32, Financial Instruments: Presentation, the convertible debentures are treated as a liability containing liability-classified embedded derivatives. In conjunction with the issue of convertible debentures, the Company also issued warrants to the holders, giving them the right to purchase a variable number of the Company's common shares based upon the price of a future equity issuance. These warrants were treated as derivative liabilities and were presented under convertible debenture from shareholders and warrants in the Company's consolidated statement of financial position. These convertible debentures were converted into preferred shares. Refer to note 10.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

(m) Leases

          Operating lease payments are recognized in profit or loss on a straight-line basis over the term of the lease. Lease inducements arising from leasehold improvements and rent-free periods form an integral part of the total lease cost and are deferred and recognized in profit or loss over the term of the lease on a straight-line basis.

          Finance leases are recognized based on either the lower of the present value of the minimum lease payments using the interest rate implicit in the lease as the discount rate or the fair value of the leased asset. The asset is amortized over its useful life consistent with the Company's amortization policy for similar assets. Lease payments are apportioned between a finance charge and a reduction of the outstanding liability.

(n) Impairment

Financial Assets

          A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset that can be measured reliably. Impairment losses are recognized in profit or loss.

Non-Financial Assets

          The carrying amount of the Company's non-financial assets other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

          For the purpose of impairment testing, the assets are grouped together into the smallest group that generates cash inflows from continuing use that are largely independent from cash inflows from other assets or groups of assets ("cash-generating unit" or "CGU"). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

          The Company's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

          An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU or group of CGUs (if any), and then to reduce the carrying amounts of the other assets in the CGU or group of CGUs on a pro rata basis.

          Impairment losses recognized in prior periods are reviewed at each reporting date for any indications that the loss had decreased or no longer exists (except for goodwill). An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

An asset's carrying amount, increased through reversal of impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Provisions

          A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in financial costs.

Contingent Liability

          A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

(p) Income Taxes

          Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current Taxes

          Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to taxes payable in respect of previous years.

Deferred Taxes

          Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on laws that have been enacted or substantively enacted by the reporting date. A deferred tax liability is generally recognized for all temporary differences.

          A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

(q) Share-Based Compensation

          The Company records share-based compensation related to employee share options using the fair value method estimated using the Black-Scholes model. The fair value of the restricted shares was determined based on the fair value of the underlying shares. Compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(r) Restricted Cash

          Restricted cash represents funds received pursuant to government financial assistance. The cash is recognized upon the awarding of the financial assistance. The funds are released from restricted to non-restricted cash as the Company incurs costs that are eligible for reimbursement under the financial assistance.

(s) Share Capital

Common Shares

          Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Preferred Shares

          Preferred shares are classified as a liability since the Company does not have the unconditional right to avoid making payments. On initial recognition, the preferred shares are recorded at the amount received from issuance less transaction costs and are subsequently accounted for following the effective interest rate method.

(t) Earnings Per Share

          The Company presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to Classes A and B common shareholders of the Company by the weighted average number of Classes A and B common shares (if any) outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to Classes A and B common shares and the weighted average number of Classes A and B common shares outstanding, adjusted for own shares held, if applicable, for the effects of all dilutive potential common shares, which consist of the share options granted to employees, the restricted share plan, warrants outstanding, convertible debentures, preferred shares and Class D common shares. Potentially dilutive investments are not included in the calculation of EPS if they are anti-dilutive for the periods presented.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

(u) Determination of Fair Values

          Certain of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the note specific to that asset or liability.

Financial Assets and Liabilities

          In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

  •
  Level 1:  defined as observable inputs such as quoted prices in active markets.

  •
  Level 2:  defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

  •
  Level 3:  defined as inputs that are based on little or no observable market data and, therefore, requiring entities to develop their own assumptions.

(v) Deferred Offering Expenses

          Offering expenses related to legal, underwriting and accounting fees incurred in connection with the Company's proposed initial public offering ("IPO") were deferred and will be charged against the gross proceeds of the offering upon the receipt of the capital raised or will be expensed in the event that the proposed IPO is terminated. As of December 31, 2011, the Company incurred and deferred $3,372,567 (2010 - nil) of IPO related expenses and these are included in the caption "Prepaid and deferred expenses" in the consolidated statement of financial position.

(w) New Standards and Interpretations Not Yet Applied

          A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. These include:

  IFRS 9, Financial Instruments

  IFRS 9 replaces the guidance in IAS 39, Financial Instruments — Recognition and Measurement, on the classification and measurement of financial instruments and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

  Amendments to IFRS 7, Disclosures — Transfers of Financial Assets

  The amendments to IFRS 7, which are effective for annual periods beginning on or after January 1, 2012, require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity's continuing involvement in derecognized financial assets.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

  The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company's operations and the types of financial assets that it holds.

  IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27, Separate Financial Statements, IFRS 13, Fair Value Measurement, and amended IAS 28, Investments in Associates and Joint Ventures.

  Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet begun the process of assessing what impact the new and amended standards may have on its financial statements or whether or not to early adopt any of the new requirements. The following is a brief summary of these new standards:

    Consolidation

    IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC 12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

    Joint Arrangements

    IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities — Non-monetary Contributions by Venturers.

    Disclosure of Interests in Other Entities

    IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

    Fair Value Measurement

    IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

3. Significant Accounting Policies (Continued)

    fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

    Amendments to Other Standards

    There have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 12 as explained above.

4. Information Pertaining to the Statement of Comprehensive Operations

(a) Revenues and Other Income

          The details of revenue are as follows:

	2009	2010	2011
Facility testing fees	$691,282	$193,100	$—
Licensing fees	—	250,000	—

	$691,282	$443,100	$—

          The details of other income are as follows:

	2009	2010	2011
Government financial assistance	$374,543	$2,357,820	$3,655,044
Investment tax credits on research and development	1,155,503	—	(333,261)
Development fee(1)	3,500,000	—	—

	$5,030,046	$2,357,820	$3,321,783

(1)
The development fee recognized in 2009 relates to government financial assistance the Company received for operating expenses incurred for the development of the Edmonton facility in prior years.

(b) Personnel Expenses

	2009	2010	2011
Salaries, short-term employee and post-employment benefits	$4,800,508	$6,630,262	$11,439,403
Termination benefits	—	180,000	—
Share-based compensation (note 14)	166,118	289,099	729,137

	$4,966,626	$7,099,361	$12,168,540

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

4. Information Pertaining to the Statement of Comprehensive Operations (Continued)

          Personnel expenses for the period have been recorded in the following expense accounts in the consolidated statement of comprehensive operations:

	2009	2010	2011
Operating and administrative	$3,257,865	$5,287,333	$9,799,061
Research and development	1,708,761	1,812,028	2,369,479

	$4,966,626	$7,099,361	$12,168,540

5. Finance Costs and Finance Income

	2009	2010	2011
Interest on long-term debt	$541,494	$614,289	$660,607
Interest on convertible debentures	1,275,158	145,229	—
Amortization of deferred financing expenses	101,948	30,943	52,630
Changes in fair value of warrants	—	—	776,605
Amortization of preferred shares issuance fees	64,267	470,960	1,059,294
Interest capitalized to property, plant and equipment	(1,501,000)	(498,330)	(200,000)
Net foreign currency loss	—	—	49,386

Finance costs	481,867	763,091	2,398,522
Interest income	40,419	153,797	450,720
Net foreign currency gain	25,164	30,627	—
Changes in fair value of warrants	19,172	39,798	—

Finance income	84,755	224,222	450,720

Net finance costs	$397,112	$538,869	$1,947,802

6. Term Deposits and Restricted Cash

	2010	2011
Term deposit, 0.85% maturing in March 2012(1) (2010 - 0.001% to 0.20%, maturing in December 2010)	$600,000	$576,091
Term deposit, 0.90%, maturing in December 2012(1)	—	25,484

Total term deposits	$600,000	$601,575

Restricted cash(2)	$3,350,000	$2,050,444

(1)
The term deposits are pledged as security for a letter of credit facility and a corporate credit card facility. As of December 31, 2011, the Company had issued a letter of credit of approximately $22,000 (December 31, 2010 - $22,000) pertaining to leased office premises.

(2)
In 2010, the Company was awarded financial assistance from the Government of Alberta under the Biorefining Commercialization and Market Development Program ("BCMDP") in the

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

6. Term Deposits and Restricted Cash (Continued)

  amount of $3,350,000. The Company received the funds in exchange for a letter of credit in favour of the Government of Alberta for the same amount. As the Company incurs costs that are eligible for reimbursement under this financial assistance, the Government of Alberta will instruct the financial institution which issued the letter of credit to release the funds to the Company and concurrently reduce the amount of the letter of credit by the same amount. This process will continue until the Company has incurred the eligible costs to be entitled for the full amount of the financial assistance awarded. Certain eligible costs have been incurred and the release of funds has begun in 2011. The Company has invested the restricted cash in a term deposit.

  7. Trade and Other Receivables

	2010	2011
Recoverable expenses(1)	$1,645,313	$2,482,123
Government financial assistance receivable	622,889	1,070,887
Investment tax credits receivable	1,211,994	874,885
Sales taxes receivable	776,173	1,190,851
Due from shareholder and company under common control	124,227	—
Other	41,149	58,953

	$4,421,745	$5,677,699

(1)
Primarily represent recovery of expenses incurred on a research and development center project with the Government of Alberta.

          The Company's exposure to credit and currency risk related to trade and other receivables is presented in note 19.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

8. Property, Plant and Equipment

	Construction in progress
			Operating plants				Furniture, fixtures, and other equipment
						Computer equipment			Automotive equipment	Leasehold improvements
	Building	Equipment	Building	Equipment	Land			Software			Total
Balance at January 1, 2009	$2,757,138	$13,652,189	$—	$—	$—	$436,648	$895,141	$—	$33,716	$88,824	$17,863,656
Additions	145,610	2,657,129	—	—	—	140,663	13,742	67,874	—	12,490	3,037,508
Disposals	—	—	—	—	—	—	(2,156)	—	—	—	(2,156)

Balance at December 31, 2009	2,902,748	16,309,318	—	—	—	577,311	906,727	67,874	33,716	101,314	20,899,008
Additions	1,582,988	12,599,425	—	—	—	87,695	158,424	126,563	—	95,698	14,650,793

Balance at December 31, 2010	4,485,736	28,908,743	—	—	—	665,006	1,065,151	194,437	33,716	197,012	35,549,801
Additions	2,719,273	22,162,437	—	—	111,302	167,400	143,788	256,106	—	383,942	25,944,248
Transfer	(2,931,034)	(25,275,099)	2,931,034	25,275,099	—	—	—	—	—	—	—

Balance at December 31, 2011	$4,273,975	$25,796,081	$2,931,034	$25,275,099	$111,302	$832,406	$1,208,939	$450,543	$33,716	$580,954	$61,494,049

 ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

8. Property, Plant and Equipment (Continued)

	Construction in progress
			Operating plants				Furniture, fixtures, and other equipment
						Computer equipment			Automotive equipment	Leasehold improvements
	Building	Equipment	Building	Equipment	Land			Software			Total
Balance at January 1, 2009	$—	$—	$—	$—	$—	$78,367	$479,509	$—	$4,418	$40,172	$602,466
Depreciation for the year	—	—	—	—	—	100,963	78,831	—	6,743	11,907	198,444

Balance at December 31, 2009	—	—	—	—	—	179,330	558,340	—	11,161	52,079	800,910
Depreciation for the year	—	—	—	—	—	136,830	122,936	24,676	6,743	38,005	329,190
Impairment loss	—	989,225	—	—	—	—	—	—	—	—	989,225

Balance at December 31, 2010	—	989,225	—	—	—	316,160	681,276	24,676	17,904	90,084	2,119,325
Depreciation for the year	—	—	49,035	488,223	—	157,471	129,193	65,807	6,744	54,868	951,341
Transfer	—	(989,225)	—	989,225	—	—	—	—	—	—	—

Balance at December 31, 2011	$—	$—	$49,035	$1,477,448	$—	$473,631	$810,469	$90,483	$24,648	$144,952	$3,070,666

Net carrying amounts:
January 1, 2009	$2,757,138	$13,652,189	$—	$—	$—	$358,281	$415,632	$—	$29,298	$48,652	$17,261,190
December 31, 2009	2,902,748	16,309,318	—	—	—	397,981	348,387	67,874	22,555	49,235	20,098,098
December 31, 2010	4,485,736	27,919,518	—	—	—	348,846	383,875	169,761	15,812	106,928	33,430,476
December 31, 2011	4,273,975	25,796,081	2,881,999	23,797,651	111,302	358,775	398,470	360,060	9,068	436,002	58,423,383

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

8. Property, Plant and Equipment (Continued)

          For the year ended December 31, 2011, capitalized borrowing costs related to construction in progress amounted to $200,000 (2010 - $498,330; 2009 - $1,501,000), with a capitalization rate of 13%. Borrowing costs are included as part of additions for the period.

          In 2010, the Company recorded an asset impairment of $989,225 relating to specific plant equipment at its Westbury facility as the equipment did not meet the intended manufacturing specification and, therefore, the Company determined that the recoverable amount was nil. The impairment loss was recognized in operating and administrative expenses.

          Depreciation expense for the period has been recorded in the following expense accounts in the consolidated statement of comprehensive operations.

	2009	2010	2011
Operating and administrative	$127,394	$251,144	$868,501
Research and development	71,050	78,046	82,840

	$198,444	$329,190	$951,341

9. Trade and Other Payables

	2010	2011
Trade payables and accrued liabilities for property, plant and equipment	$1,151,490	$5,832,710
Other trade accounts	1,076,942	337,741
Shareholders	21,373	—
Accrued liabilities	1,321,569	6,159,038
Deferred revenue	10,133	10,133

	$3,581,507	$12,339,622

          The Company's exposure to liquidity and currency risk related to trade and other payables is presented in note 19.

10. Convertible Debentures from Shareholders and Warrant

	Series I	Series II	Total
Balance at January 1, 2009	$11,312,733	$—	$11,312,733
Issuance	—	4,669,399	4,669,399
Fair value of embedded derivative and warrants	—	30,601	30,601
Accretion expense	1,057,226	217,932	1,275,158

Balance at December 31, 2009	12,369,959	4,917,932	17,287,891
Accretion expense	116,780	28,449	145,229
Conversion to preferred shares (note 16)	(11,913,782)	(4,915,780)	(16,829,562)
Issuance of common shares on exercise of warrants (note 14)	(572,957)	(30,601)	(603,558)

Balance at December 31, 2010	$—	$—	$—

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

10. Convertible Debentures from Shareholders and Warrant (Continued)

Series I Convertible Debentures Issued in 2008

          During the year ended December 31, 2008, the Company issued convertible debentures and warrants to shareholders for a total consideration of $11.0 million. Prior to their conversion in 2010, the convertible debentures had the following terms:

          Interest payable at 6.0% per annum compounded on a monthly basis and repayable at the earliest of (a) August 31, 2009; and (b) the date an event of default occurs, or upon the occurrence of a material event (as defined in the agreement) prior to any conversion of the debentures at the option of the debenture holder or by the election of the holders of 60% of the total outstanding debentures amount.

          The debentures automatically converted into a variable number of future qualified financing securities upon the occurrence of such qualified financing. The number of qualified financing securities to be delivered was dependent upon the price of such future qualified financing securities and would have resulted in the delivery of a number of securities with a total fair value equal to the notional amount of the convertible debenture plus accrued and unpaid interest. The debentures were also convertible into a fixed number of conversion securities based on a price of $5.75 per share at the sole discretion of the debenture holder, if a material event occurred prior to any conversion upon a qualified equity financing, or prior to any conversion on or after the maturity date. Conversion securities were Series 2 or 3 Class A preferred shares. On or after August 31, 2009, the debentures were convertible, if the Company was unable to reimburse the principal and all accrued and unpaid interest without rendering the Company insolvent, at the election of the holders of 60% of the total outstanding debentures, into either, a fixed number of Series 2 or 3 Class A preferred shares based on a price of $5.75, or upon the occurrence of a future financing, the instruments would have been converted into a variable number of securities at the price determined by the financing.

          By virtue of the agreements, the Company issued share purchase warrants in which the holders have the right to acquire a variable number of common shares of the Company based on the price of a future equity issuance or a fixed number of common shares upon the occurrence of a material event. The exercise price of the warrants is $0.001 per share. The convertible debenture was a hybrid instrument containing both, a debt component and an embedded derivative liability related to the conversion options. In addition, the warrants issued in connection with the convertible debenture are derivative liabilities, as the number of shares to be delivered upon exercise does not result in the delivery of a fixed number of shares for a fixed amount of cash.

          The warrant shall expire on the earlier of (a) September 28, 2013 and (b) the occurrence of a material event defined as (i) the sale of all or substantially all of the shares in the capital of the Company; (ii) the sale or license of all or substantially all of the assets; (iii) the merger, reorganization, amalgamation or other change of control of the Company in which the shareholders of the Company prior to such transaction or transactions do not retain at least 50% of the voting rights in the resulting merged, reorganized, amalgamated or successor entity; (iv) the liquidation, dissolution or winding-up of the Company; or (v) an IPO.

          Upon initial recognition, the Company determined the fair value of the embedded derivative and the warrants based on the fair value of the underlying shares (Level 3), and allocated the

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

10. Convertible Debentures from Shareholders and Warrant (Continued)

residual of the proceeds received to the debt component of the convertible debenture. Subsequently, the debt component was measured at amortized cost using the effective interest rate method, and the warrants and embedded derivative are measured at fair value for each period with changes in fair value recorded to profit or loss.

          On January 28, 2009, the Company extended the maturity of the convertible debentures to December 31, 2009 as permitted by the agreement. As a result, the application of the effective interest method required the Company to revise its estimated cash flows and discount such new cash flows using the original effective interest rate of the instrument. The result of the calculation then became the new carrying amount of the liability, and the difference with the carrying amount of the convertible debenture prior to the change in expected cash flows, was accounted for as financial costs or income, as applicable.

Series II Convertible Debentures Issued in 2009

          On April 30, 2009, the Company issued additional convertible debentures to shareholders for a total of $4.7 million with the same conditions and expiry as the Series I convertible debentures issued in 2008. Warrants were also issued to the debenture holders with the same conditions as the warrants issued in 2008, with the exception of the expiration date and the number of shares that can be purchased on the exercise of the warrants.

          The warrants shall expire on the earlier of (a) April 24, 2014 and (b) the occurrence of a material event defined as (i) the sale of all or substantially all of the shares in the capital of the Company; (ii) the sale or license of all or substantially all of the assets; (iii) the merger, reorganization, amalgamation or other change of control of the Company in which the shareholders of the Company prior to such transaction or transactions do not retain at least 50% of the voting rights in the resulting merged, reorganized, amalgamated or successor entity; (iv) the liquidation, dissolution or winding-up of the Company; or (v) an IPO.

Series I and II Convertible Debentures

          The change in the fair value of the embedded derivative from the date of issuance to the date of conversion was nominal.

          On December 31, 2009, the Company extended the maturity of the Series I and Series II convertible debentures, as permitted by the agreement, to February 28, 2010. As a result, the Company revised its estimated cash flows and adjusted the carrying amount of the liability accordingly.

          On January 27, 2010, the Company closed a round of financing (refer to note 16). As a result, all of the outstanding Series I and II convertible debentures, plus all accrued interest from inception, were converted into 2,926,432 Series 4 Class A preferred shares. In addition, 806,056 Class A common shares were issued as a result of the exercise of the warrants that were attached to the convertible debentures for a cash consideration of $1,008 (note 14).

          At December 31, 2010 and 2011, no warrants issued in connection with the convertibles debentures remained outstanding.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

11. Long-Term Debt

	2010	2011
Loan, secured by a hypothec over all moveable property except intellectual property, 13.76%, payable in monthly instalments of US$128,800 capital and interest, maturing in April 2012 (US$2,028,547 at December 31, 2010). The loan was repaid in full in 2011.(1)	$1,920,573	$—
Loan, bearing escalating interest from 5.0% to 19.0%, interest payable monthly, capital payable in semi-annual instalments of $225,750 in 2010 and $169,313 in 2011 and 2012, maturing in December 2012. The loan was repaid in full in 2011.(2)	677,250	—
US$15,000,000 loan facility, secured by a hypothec over all moveable property except intellectual property, bearing 9% interest rate and maturing on March 31, 2015. Initial drawdown of US$3,000,000 made on July 15, 2011, and remaining US$12,000,000 must be drawn at the earlier of closing of an IPO or March 2012 (see subsequent events note 26 (a)). Interest only payments until June 2012. Monthly instalments of US$102,195, capital and interest to commence in July 2012(3), with an additional payment at maturity equal to 8.0% of the amount drawn under the facility.	—	2,693,660
Loan, secured by a building, 6.0%, payable in monthly instalments of $18,971, capital and interest, maturing in January 2014	640,920	462,251
Finance lease, 10.05%, payable in monthly instalments of $2,649, capital and interest, maturing in 2020	—	184,567
Loans, secured by automotive and equipment, non-interest bearing to 7.3%, payable in blended monthly instalments of $745, maturing at various dates until July 2013	24,347	16,080

	3,263,090	3,356,558
Instalments due within one year	1,888,794	729,897

	$1,374,296	$2,626,661

(1)
In connection with the issuance of the loan, the Company issued share purchase warrants for which the lender is entitled to purchase 77,456 Series 3 Class A preferred shares at a price of $5.75 per share. The warrants expire at the earlier of March 13, 2016; the fifth anniversary of the closing of an IPO; or pursuant to the Company being acquired. The warrants are treated as a derivative liability and accounted for at fair value through profit or loss, because the holder has the possibility to net settle the instrument in shares. The warrants' liability is presented under "Warrants" in the statement of financial position. Upon initial recognition, the warrant's fair value was $290,266 and the Company allocated the residual of the proceeds received to the carrying amount of the loan. The loan is measured at amortized cost using the effective interest rate method.

The fair value of the warrants granted was calculated using a Black-Scholes pricing model (Level 3) with the following weighted average assumptions:

	At inception	December 31, 2010	December 31, 2011
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.50%	2.75%	2.50%
Expected life	5 years	3.2 years	2.2 years
Volatility	80%	75%	70%
Preferred share price	$5.75	$5.75	$14.63
Exercise price	$5.75	$5.75	$5.75
Fair value of warrant	$3.75	$2.98	$9.96

(2)
By virtue of the agreement, the Company may repay the loan in part or in its entirety at any time without penalty. Moreover, the Company issued share purchase warrants for which the holder is entitled to purchase

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

11. Long-Term Debt (Continued)

  14,344 of the Company's Class C common shares at an exercise price of $4.38 per share, exercisable in whole or in part only upon the closing of an IPO, or upon the Company being acquired, subject to various conditions. The warrants expire on the earlier of July 9, 2014, the closing of an IPO, or upon the closing date of the Company's acquisition. The fair value of the warrants was determined upon issuance using the Black-Scholes pricing model (Level 3) and amounted to $489, which was credited to contributed surplus.

(3)
By virtue of the agreement, the Company may repay the outstanding principal amount at any time. There is a prepayment fee of 1% of the outstanding principal amount for any prepayment made in 2011, 2012 or 2013. As part of this agreement, the Company issued a share purchase warrant for which the lender is entitled to purchase a maximum of 93,184 Series 1 Class B preferred shares at a price of $15.52 per share. The warrant expires on the earlier of June 30, 2019 or the second anniversary of an IPO. At inception, 46,592 preferred shares are immediately available for purchase under the warrant. The remaining amount of preferred shares that can be purchased under the warrant is based on a predetermined formula linked to the amount borrowed as at March 31, 2012. The warrant is subject to the same conversion price adjustment as the Series 1 Class B preferred shares, see note 16. The warrant is treated as a derivative liability and accounted for at fair value through profit or loss, because the holder has the possibility to net settle the instrument in shares. The warrant liability is presented under "Warrants" in the consolidated statement of financial position. Upon initial recognition, the warrant's fair value for 46,592 preferred shares was $428,862. The loan is measured at amortized cost using the effective interest rate method.

The fair value of the warrant granted was calculated using a Black-Scholes pricing model (Level 3) with the following weighted average assumptions:

	At inception	December 31, 2011
Expected dividend yield	0%	0%
Risk-free interest rate	2.50%	2.50%
Expected life	5 years	4.5 years
Volatility	70%	70%
Preferred share price	$15.52	$22.13
Exercise price	$15.52	$15.52
Fair value of warrant	$9.21	$14.28

12. Deferred Credits

          The following table details the deferred credits on a project-by-project basis:

	December 31, 2010
Project	To be applied against property, plant and equipment	To be applied against operating expenses	Total
Sherbrooke facility	$40,874	$—	$40,874
Westbury facility	2,159,145	—	2,159,145
Edmonton facility (note 22 (b))	6,450,000	—	6,450,000
Pontotoc facility (note 22 (c))	803,255	—	803,255
Catalysis project	—	1,498,708	1,498,708

	$9,453,274	$1,498,708	$10,951,982

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

12. Deferred Credits (Continued)

	December 31, 2011
Project	To be applied against property, plant and equipment	To be applied against operating expenses	Total
Sherbrooke facility	$18,130	$—	$18,130
Westbury facility	2,032,064	—	2,032,064
Edmonton facility (note 22 (b))	6,450,000	—	6,450,000
Pontotoc facility (note 22 (c))	1,605,364	—	1,605,364

	$10,105,558	$—	$10,105,558

13. Enerkem Alberta Biofuels LP

          In December 2011, Waste Management of Canada Corporation, (a subsidiary of Waste Management, a shareholder of the Company), and EB Investments ULC (a Canadian affiliate of Rho Ventures, a shareholder of the Company and controlled by one of the Company's directors) ("the investors" or "the non-controlling limited partners"), each invested $7.5 million in Enerkem Alberta Biofuels LP, the partnership that owns the Edmonton facility, resulting in an equal ownership of 33.33% of the partnership amongst the investors and the Company. Upon completion of the agreed-upon capital contributions (including a contribution of $29.6 million by the Company), the Company would own 71% of the Enerkem Alberta Biofuels LP and the investors would each own 14.5%.

          The Limited Partnership agreement provides a put option to the investors whereby each investor would be entitled to require the Company to purchase its interest in the event of a change of control of the Company.

          The put option has been accounted for under the anticipated acquisition method, which assumes the put option has already been exercised by the non-controlling limited partners following a change in control of the Company. As a result, the investors' interests are presented as owned already. The investors are entitled to share in the profit and losses of Enerkem Alberta Biofuels LP and to their share of distributions. The put option is recognized as a current financial liability and initially measured at the present value of the exercise price of the option. The exercise price of the put option, that would be payable in the event of a change in control, is the higher of the fair value of the corresponding interests or the amount required to provide an internal rate of return of 25% on the net capital contributions of the investors (the "redemption amount"). The financial liability is re-measured at each reporting date at the redemption amount with changes in the carrying amount of the liability recognized in equity.

          Contemporaneously with these investments, the Company has entered into (i) a services agreement with Enerkem Alberta Biofuels LP whereby the Company will perform, until the start-up of the facility, all work required for the design, engineering, procurement, installation, construction, start-up and commissioning of the facility during the development and construction phases and will manage the provision of all materials, equipment, machinery, tools, personnel and other services required in connection therewith, (ii) a technology license agreement with Enerkem Alberta

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

13. Enerkem Alberta Biofuels LP (Continued)

Biofuels LP whereby the Company has granted, until the facility ceases operation as a going concern, a license to use the Company's technology, and (iii) a right of first offer agreement whereby the Company agrees to grant a right to each of the investors to provide at least one-third of the investment necessary to develop a new facility in the greater Edmonton metropolitan area, prior to the Company making or seeking from a third party any investment in relation to such facility.

14. Common Shares

(a) Authorized

          Unlimited number of Class A common shares, voting, participating, without par value

          125,424 Class B common shares, voting, participating, convertible into Class A common shares upon an IPO on a 1-for-1 basis, without par value.

          Unlimited number of Class C common shares, non-voting, participating, convertible into Class A common shares upon an IPO on a 1-for-1 basis, without par value.

          Unlimited number of Class D common shares, voting, non-participating, which can be issued in one or more series, for which the Board of Directors establishes their number, designation, rights, privileges, restrictions, conditions and the vesting schedule pursuant to which such Class D common shares will be converted automatically into Class A common shares.

          7,352 Series 1 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: 1,832 Series 1 Class D common shares on January 1, 2009 and thereafter in equal monthly numbers over the following 36 months. On May 19, 2010, the Board of Directors authorized the conversion of all remaining Series 1 Class D common shares into Class A common shares.

          193,472 Series 2 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: 48,368 Series 2 Class D common shares on November 1, 2008 and thereafter in equal monthly numbers over the following 36 months. On May 19, 2010, the Board of Directors authorized the conversion of all remaining Series 2 Class D common shares into Class A common shares.

          63,544 Series 3 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: equal number every 3 months beginning on July 1, 2008 and ending on the 36th anniversary month of the issuance. On July 1, 2010, the Board of Directors authorized the conversion of all remaining Series 3 Class D common shares into Class A common shares.

          47,776 Series 4 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: 11,944 Series 4 Class D common shares on September 11, 2008 and thereafter in equal monthly numbers over the following 36 months. On February 8, 2010, the Company repurchased and subsequently cancelled the remaining 19,912 Class D common shares for a nominal amount and transferred the remaining amount to contributed surplus.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

14. Common Shares (Continued)

          23,888 Series 5 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: 5,968 Series 5 Class D common shares on October 1, 2008 and thereafter in equal monthly numbers over the following 36 months. On November 16, 2010, the Company repurchased and subsequently cancelled the remaining 5,456 Class D common shares for a nominal amount and transferred the remaining amount to contributed surplus.

          7,824 Series 6 Class D common shares, not entitled to receive dividends, convertible automatically into Class A common shares on a 1-for-1 basis in accordance with the following original vesting schedule: 1,952 Series 6 Class D common shares on January 1, 2009 and thereafter in equal monthly numbers over the following 24 months. On January 28, 2010, the Board of Directors authorized the conversion of all remaining Series 6 Class D common shares into Class A common shares.

(b) Issued and Outstanding

	2009		2010		2011
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Total, beginning of year(1)	1,555,776	$2,211,135	1,601,136	$2,430,799	2,399,320	$3,136,822
Issued and fully paid:
Class A common shares
Balance, beginning of year	1,171,384	1,568,424	1,312,792	1,779,007	2,273,896	2,586,515
Warrants exercised(2)	—	—	806,056	604,566	—	—
Share options exercised(3)	45,360	150,487	17,496	78,145	16,888	20,709
Class D converted(4)	96,048	60,096	137,552	124,797	—	—

Balance, end of year	1,312,792	1,779,007	2,273,896	2,586,515	2,290,784	2,607,224
Class B Common shares
Balance, beginning of year	125,424	550,307	125,424	550,307	125,424	550,307

Balance, end of year	125,424	550,307	125,424	550,307	125,424	550,307
Series 1 Class D common shares
Balance, beginning of year	7,352	2,876	3,688	2,190	—	—
Shares issued(6)	—	1,491	—	1,147	—	—
Shares converted(4)	(3,664)	(2,177)	(3,688)	(3,337)	—	—

Balance, end of year	3,688	2,190	—	—	—	—
Series 2 Class D common shares
Balance, beginning of year	141,072	50,862	92,688	57,246	—	—
Shares issued(6)	—	36,266	—	26,713	—	—
Shares converted(4)	(48,384)	(29,882)	(92,688)	(83,959)	—	—

Balance, end of year	92,688	57,246	—	—	—	—
Series 3 Class D common shares
Balance, beginning of year	52,952	18,259	31,768	21,258	—	—
Shares issued(6)	—	17,174	—	8,583	—	—
Shares converted(4)	(21,184)	(14,175)	(31,768)	(29,841)	—	—

Balance, end of year	31,768	21,258	—	—	—	—

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

14. Common Shares (Continued)

	2009		2010		2011
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Issued and fully paid:
Series 4 Class D common shares
Balance, beginning of year	32,848	$10,984	20,912	$12,296	—	$—
Shares issued(6)	—	8,330	—	2,659	—	—
Shares cancelled(5)	—	—	(19,912)	(14,238)	—	—
Shares converted(4)	(11,936)	(7,018)	(1,000)	(717)	—	—

Balance, end of year	20,912	12,296	—	—	—	—
Series 5 Class D common shares
Balance, beginning of year	16,920	5,832	10,936	6,541	—	—
Shares issued(6)	—	4,288	—	2,117	—	—
Shares cancelled(5)	—	—	(5,456)	(4,320)	—	—
Shares converted(4)	(5,984)	(3,579)	(5,480)	(4,338)	—	—

Balance, end of year	10,936	6,541	—	—	—	—
Series 6 Class D common shares
Balance, beginning of year	7,824	3,591	2,928	1,954	—	—
Shares issued(6)	—	1,628	—	651	—	—
Shares converted(4)	(4,896)	(3,265)	(2,928)	(2,605)	—	—

Balance, end of year	2,928	1,954	—	—	—	—

Total, end of year	1,601,136	$2,430,799	2,399,320	$3,136,822	2,416,208	$3,157,531

(1)
On February 10, 2012, the Company held a special meeting of its shareholders, whereby the shareholders approved amending the articles of the Company for the purposes of effecting a forward share split of all of the Company's common and preferred shares on an 8-for-1 basis. The forward share split was effected on February 10, 2012, as a result, all issued and outstanding common shares, preferred shares, warrants for common shares, warrants for preferred shares, performance warrants, share options and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect this forward share split for all periods presented.

(2)
Represents the issuance of common shares as a result of the exercise of warrants that were attached to the convertible debentures for a cash consideration of $1,008. As part of the exercise of warrants, $603,558 was transferred from convertible debentures from shareholders and warrants to Class A common shares.

(3)
Represents the issuance of common shares through the exercise of share options. The amounts include cash consideration of $12,666 (2010 - $22; 2009 - $57). As part of the exercise of share options, an amount of $8,043 (2010 - $78,123; 2009 - $150,430) was transferred from contributed surplus to common shares.

(4)
Represents shares converted into Class A common shares for the period.

(5)
Represents shares repurchased by the Company and subsequently cancelled.

(6)
Represents the issuance of shares in connection with the restricted share plan. Amounts include cash consideration received as part of the issuance and the reclassification from contributed surplus.

(c) Share-Based Compensation

(i) Share Option Plan

          The maximum number of shares that are issuable pursuant to the exercise of options granted under the share option plan established by the Company is 2,596,280 Class A common shares, of

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

14. Common Shares (Continued)

which 16,888 (2010 - 17,496; 2009 - 45,360) have been exercised for Class A common shares during 2011. All options are to be settled by physical delivery of shares.

          Under the share option plan, options are granted to management, directors and employees of the Company to purchase Class A common shares. The exercise price payable for each Class A common share is determined by the Company's Board of Directors. The exercise date of an option may not exceed ten years from the date of the grant. Generally, the options vest over a period of up to four years on a pro rata basis. The following schedule summarizes the information concerning the movement in these share options:

	Number	Weighted average exercise price
Options outstanding, January 1, 2009	192,104	$0.79
Options forfeited	(12,000)	(0.001)
Options granted(1)	28,080	3.43
Options exercised	(45,360)	(0.001)

Options outstanding, December 31, 2009	162,824	1.53
Options forfeited	(10,736)	(0.75)
Options granted	941,016	0.75
Options exercised	(17,496)	(0.001)

Options outstanding, December 31, 2010	1,075,608	0.71
Options forfeited	(17,728)	0.75
Options granted	144,496	0.75
Options exercised	(16,888)	0.75

Options outstanding, December 31, 2011	1,185,488	$0.71

(1)
29,360 of the 2008 options and 22,000 of the 2009 options were repriced in 2010 at an exercise price of $0.75 per share. The effect of the modification was $12,454 and was expensed in 2010.

          The weighted average share price at the date of exercise for share options exercised in 2011 was $12.97 (2010 and 2009 - $0.075).

          There are 546,563 options that can be exercised at December 31, 2011 (2010 - 102,408) at a weighted average exercise price of $0.67 per option (2010 - $0.34).

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

14. Common Shares (Continued)

          Summary of options outstanding at December 31, 2010 and 2011:

Total outstanding
December 31, 2010			December 31, 2011
Number	Exercise price	Weighted average remaining contractual life	Number	Exercise price	Weighted average remaining contractual life
12,000	$0.75	3.75 years	—	$—	—
12,000	0.75	2.37 years	12,000	0.75	1.37 years
29,360	0.75	2.83 years	29,360	0.75	1.83 years
10,000	0.75	3.91 years	10,000	0.75	2.91 years
757,192	0.75	4.08 years	734,576	0.75	3.08 years
86,544	0.75	9.06 years	86,544	0.75	8.06 years
86,544	0.75	4.91 years	86,544	0.75	3.91 years
23,888	0.63	2.36 years	23,888	0.63	1.36 years
52,000	0.001	2.50 years	52,000	0.001	1.50 years
6,080	0.001	3.75 years	6,080	0.001	2.75 years
—	—	—	144,496	0.75	9.47 years

1,075,608	$0.71		1,185,488	$0.71

The fair value of the options granted during the period has been measured at the date of grant by using the Black-Sholes pricing model with the following weighted average assumptions:

	2009	2010	2011
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.50%	2.50 - 2.65%	2.50%
Expected life	5 years	5 - 10 years	10 years
Volatility	80%	75%	70%
Fair value per share at grant date	$0.75	$0.75	$7.50
Exercise price after modification	$0.001 to 0.75	$0.75	$0.75
Exercise price before modification	$0.001 to 4.38	$0.75	$0.75

          The weighted average fair value of the share options granted during the year ended December 31, 2011 was $7.11 per option (2010 - $0.48; 2009 - $0.34). Expected volatility was estimated by considering volatility in publicly traded companies operating in a similar business and at a similar stage of development. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth. During the year ended December 31, 2011, total share-based compensation expense for the share option plan was $729,137 (2010 - $247,229; 2009 - $96,941) and was recorded in operating and administrative expenses with a corresponding counterpart to contributed surplus.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

14. Common Shares (Continued)

(ii) Restricted Share Plan

          Under the restricted share plan, non-treasury restricted shares are granted to management, directors and employees of the Company. Of the 343,856 restricted shares issued in 2008, 318,488 were exercised. The remaining shares were cancelled as employees were terminated. In 2010, the Board of Directors passed a resolution to convert all remaining Class D common shares into Class A common shares which accelerated the vesting of the restricted shares. The modification had the impact of accelerating the recognition of share compensation expense by $13,199 in 2010. Total share compensation expense for the restricted share plan, including the modification, was nil (2010 - $41,870; 2009 - $69,177) and was recorded in operating and administrative expenses with a corresponding counterpart to contributed surplus.

(iii) Performance Warrants

          On July 13, 2010, an officer and one director of the Company were awarded an aggregate of 283,680 performance warrants. These performance warrants provide the holders the right to acquire Class A common shares of the Company at a price of $5.75 per share provided certain Company targets are reached. These warrants are set to expire at the earlier of (i) July 13, 2015, (ii) the date the officer's employment is terminated (or, in the case of the director, the date the director ceases to be a member of the Board of Directors), and (iii) one year following the closing of an IPO.

          The fair value of the performance warrant was $0.05 per share and was measured at the date of the grant by using a valuation pricing model using an expected dividend yield of 0%, a risk-free interest rate of 2.75%, an expected life of one to three years, a volatility of 75%, a share price at the date of grant of $0.75 and an exercise price of $5.75.

15. Loss Per Share

(a) Basic Loss Per Share

          The calculation of basic loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $26,174,458 (2010 - $11,871,329; 2009 - $3,737,814), and a weighted average number of common shares outstanding, calculated as follows:

	2009	2010	2011
Weighted average number of common shares:
Issued common shares at beginning of year	1,296,808	1,438,216	2,399,320
Effect of shares issued during the year	77,520	851,928	1,157

Weighted average number of common shares at end of year	1,374,328	2,290,144	2,400,477

          The common shares for purposes of calculating loss per share are Classes A and B common shares, as these classes are subordinate to all other equity shares and have the same right to receive dividends (see note 14).

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

15. Loss Per Share (Continued)

(b) Diluted Loss Per Share

          The calculation of diluted loss per share for the years ended December 31, 2009, 2010 and 2011 is the same as basic loss per share because all options, convertible debentures, warrants and preferred shares and Class D common shares were excluded from the diluted weighted average number of common shares' calculation, as their effect would have been anti-dilutive.

          The average market value of the Company's shares, for purposes of calculating the dilutive effect of share options, was based on valuation reports estimating the market prices for the period during which the instruments were outstanding.

16. Convertible Preferred Shares

Authorized

          Unlimited number of Classes A and B preferred shares, issuable in one or several series for which the Board of Directors will determine the number, designation, rights, privileges, conditions and restrictions, without par value.

Issued and Outstanding

  Series 1 to 4 Class A Preferred Shares

          Non-cumulative dividend at the Board of Directors' discretion, voting except for Series 3, without par value, participating, convertible at the holder's option into Class A common shares on a 1-for-1 basis, subject to anti-dilution provisions, and automatically convertible upon a Qualifying IPO (as defined below) into Class A common shares, on a 1-for-1 basis subject to anti-dilution provisions.

          A Qualifying IPO is an initial public offering pursuant to which the Class A common shares would be offered to the public at a price per common share of at least $17.25 and for which the gross proceeds would be at least $30.0 million and pursuant to which the Class A common shares would be listed on a public market.

  Series 1 Class B Preferred Shares

          Non-cumulative dividend at the Board of Directors' discretion, voting, without par value, participating, convertible at the holder's option into Class A common shares on a 1-for-1 basis, subject to anti-dilution provisions, and automatically convertible upon a Qualifying IPO (as defined below) into Class A common shares on a 1-for-1 basis subject to anti-dilution provisions.

          A Qualifying IPO is an initial public offering pursuant to which the Class A common shares would be offered to the public for which the net proceeds would be at least $75.0 million and pursuant to which the Class A common shares would be listed on a public market.

          Upon a Qualifying IPO where the price per common share offered would be equal to or greater than $23.28 per common share, each Series 1 Class B preferred share would be

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

16. Convertible Preferred Shares (Continued)

automatically convertible into Class A common shares on a 1-for-1 basis subject to anti-dilution provisions.

          Upon a Qualifying IPO where the price per common share offered would be less than $23.28 per common share, each Series 1 Class B preferred share would be automatically convertible into a variable number of Class A common shares equal to $23.28, divided by the offering price.

  Class A and Class B Preferred Shares

          Both the Class A and Class B preferred share agreements provide the holder with a contingent settlement provision based upon the occurrence of a change of control whereby holders electing to participate in such a change of control are entitled to receive a variable number of common shares with a value equal to their liquidation preference. The liquidation preference of each series of Class A preferred shares is equal to the original issue price plus the value of one common share per preferred share on an as converted basis. The liquidation preference of the Series 1 Class B preferred shares is equal to the original issue price plus the value of one common share per preferred share on an as converted basis or $23.28 per preferred share, at the choice of the holder. As the Company does not have an unconditional right to avoid settling the obligation in a variable number of common shares which value equals the value of the obligation, the preferred shares are treated as liability instruments.

          The preferred share liability is accounted for at amortized cost using the effective interest rate method for a variable rate instrument. No amounts have been recorded to profit or loss since the issuance date, other than from the accretion of transaction costs. Should a Qualifying IPO occur and the price per common share offered be less than $23.28 per common share, the preferred share liability related to the Class B preferred shares would be accreted to reflect the guaranteed value provided to the holders, resulting in a non-recurring, non-cash charge of approximately $40.6 million to the consolidated statement of comprehensive operations in the period in which the conversion takes place.

          At issuance, the Company estimated the life of the preferred shares to be five years and the transaction costs are expensed over such expected life. The expected life determination is subject to significant judgment. At December 31, 2010 and 2011, an amount of $1,873,596 and $5,161,308 respectively, of transaction costs were deferred against the preferred shares liability.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

16. Convertible Preferred Shares (Continued)

	2009		2010		2011
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Total, beginning of year	2,791,496	$12,744,301	2,791,496	$12,808,568	12,347,264	$66,038,543
Issued and fully paid:
Series 1 Class A
Balance, beginning of year	1,400,192	4,963,709	1,400,192	4,963,709	1,400,192	4,963,709

Balance, end of year	1,400,192	4,963,709	1,400,192	4,963,709	1,400,192	4,963,709
Series 2 Class A
Balance, beginning of year	185,184	1,064,807	185,184	1,064,807	1,391,304	7,999,997
Shares issued(1)	—	—	1,206,120	6,935,190	—	—

Balance, end of year	185,184	1,064,807	1,391,304	7,999,997	1,391,304	7,999,997
Series 3 Class A
Balance, beginning of year	1,206,120	6,935,190	1,206,120	6,935,190	—	—
Shares cancelled(1)	—	—	(1,206,120)	(6,935,190)	—	—

Balance, end of year	1,206,120	6,935,190	—	—	—	—
Series 4 Class A
Balance, beginning of year	—	—	—	—	9,555,768	54,948,433
Shares issued(2)	—	—	9,555,768	54,948,433	—	—

Balance, end of year	—	—	9,555,768	54,948,433	9,555,768	54,948,433
Series 1 Class B
Balance, beginning of year	—	—	—	—	—	—
Shares issued(3)	—	—	—	—	4,738,664	73,549,988

Balance, end of year	—	—	—	—	4,738,664	73,549,988
Preferred shares issuance fees, net of accumulated accretion	—	(155,138)	—	(1,873,596)	—	(5,161,308)

Total, end of year	2,791,496	$12,808,568	12,347,264	$66,038,543	17,085,928	$136,300,819

(1)
In conjunction with the financing round on January 27, 2010, the Company's articles of incorporation were amended, allowing for the conversion of all Series 3 Class A preferred shares into Series 2 Class A preferred shares.

(2)
On January 27, 2010, the Company issued 6,629,336 Series 4 Class A preferred shares for a cash consideration of $35,929,453 (net of transaction costs of $2,189,418). As well, $16,829,562 of convertible debentures, including accrued interest, were converted into 2,926,432 Series 4 Class A preferred shares.

(3)
In 2011, the Company closed a round of financing which resulted in the issuance of 4,738,664 Series 1 Class B preferred shares for proceeds of $69,202,982 (net of share issuance costs of $4,347,006).

17. Income Taxes

          The breakdown of the income tax expense is as follows:

	2009	2010	2011
Current tax expense:
Current year	$—	$—	$—
Deferred tax expense:
Recognition and reversal of temporary differences	(959,607)	(3,076,157)	(7,189,910)
Change in unrecognized deductible temporary differences	959,607	3,076,157	7,189,910

	—	—	—

Total income tax expense	$—	$—	$—

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

17. Income Taxes (Continued)

          The reconciliation between the effective tax rate and applicable statutory tax rate is as follows:

	2009	2010	2011
Net loss for the year	$(3,737,814)	$(11,871,329)	$(26,174,458)
Domestic statutory rate	30.9%	29.9%	28.4%
Income tax recovery	(1,154,985)	(3,549,527)	(7,433,546)
Change in unrecognized deductible temporary differences	959,607	3,076,157	7,189,910
Non-deductible expenses and other	195,378	473,370	243,636

Total income tax expense	$—	$—	$—

          There is a nil provision for income taxes because the Company has incurred operating losses since its inception.

          Deferred tax assets and liabilities are attributable to the following:

	2009	2010	2011
Research and development expenses	$817,279	$727,163	$727,163
Non-capital losses	1,408,033	4,066,091	10,774,437
Property, plant and equipment	(914,807)	(560,153)	247,112
Deferred credit related to operating expenses	777,289	403,152	—
Available deductions and other	(160,123)	367,575	445,026

	$1,927,671	$5,003,828	$12,193,738

Unrecognized Deferred Tax Assets

          In assessing the realization of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

          Given the Company's past losses, management has not recognized an amount in the statement of financial position related to deferred tax assets.

          The amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	2009		2010		2011
	Federal	Provincial	Federal	Provincial	Federal	Provincial
Research and development expenses, without time limitation	$2,352,446	$3,902,624	$1,981,389	$3,613,061	$1,981,389	$3,613,061
Losses carried forward expiring:
2028	2,686,568	2,479,332	2,686,568	2,479,332	2,686,568	2,479,332
2029	2,888,748	2,325,165	2,888,748	2,325,165	2,888,748	2,325,165
2030	—	—	9,888,874	9,871,662	9,888,874	9,871,662
2031	—	—	—	—	24,938,087	24,938,087
Other temporary differences, without time limitation:
Deferred credits, available deductions and other	2,750,000	2,750,000	1,498,708	1,498,708	—	—

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

18. Statement of Cash Flows

          The Company entered into the following transactions which had no impact on the cash flows:

	2009	2010	2011
Conversion of Class D common shares into Class A common shares	$69,177	$41,870	$—
Conversion of Series 3 Class A preferred shares into Series 2 Class A preferred shares	—	6,935,190	—
Conversion of convertible debentures into Series 2 Class A preferred shares	—	16,829,562	—
Issuance of common shares on exercise of warrants	—	603,558	—
Additions to property, plant and equipment included in trade and other payables	440,105	1,151,490	5,832,710
Agreement with supplier to convert accounts payable into long-term debt	2,393,587	—	—
Issuance of finance lease for property, plant and equipment	—	—	200,000
Interest capitalized to property, plant and equipment	1,501,000	498,330	200,000
Revaluation of liability payable upon a change of control	—	—	246,575
Deferred IPO and financing expenses included in trade and other payables	—	—	1,549,659

          The changes in operating assets and liabilities are detailed as follows:

	2009	2010	2011
Trade and other receivables	$902,002	$135,272	$(2,558,090)
Prepaid and deferred expenses	(331,185)	(177,443)	(31,726)
Trade and other payables	2,833,153	577,153	2,438,803

	$3,403,970	$534,982	$(151,013)

19. Financial Instruments

Overview

          This note provides disclosure relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

Credit Risk

          Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

19. Financial Instruments (Continued)

          The Company's credit risk is primarily attributable to its recoverable expenses, government financial assistance receivable and investment tax credits receivable. These financial assets are managed and analyzed on an ongoing basis. Management believes the credit risk is limited because the majority of the receivables are primarily with governmental entities.

Liquidity Risk

          Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 20, "Capital management", the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions outside the course of ordinary business. Refer to note 2 (b) Basis of Measurement.

          The following are amounts due on contractual maturities of financial liabilities:

	Carrying amount	Contractual cash flows(i)	Less than 1 year	1 to 5 years	Over 5 years	Total
December 31, 2010:
Trade and other payables	$3,581,507	$3,581,507	$3,581,507	$—	$—	$3,581,507
Long-term debt	3,263,090	3,263,090	1,888,794	1,374,296	—	3,263,090

December 31, 2011:
Trade and other payables	$12,339,622	$12,339,622	$12,339,622	$—	$—	$12,339,622
Long-term debt	3,356,558	3,957,674	729,897	3,132,168	95,609	3,957,674

(i)
The contractual cash flows exclude interest.

          The liability payable upon a change of control with a carrying value of $15,246,575 at December 31, 2011 (December 31, 2010 - nil) has no contractual maturity as it consists of a put option that is only exercisable by the investors upon the occurrence of a change in control of the Company.

          The preferred shares with a carrying value of $136,300,819 at December 31, 2011 (December 31, 2010 - $66,038,543) have no contractual maturities. They contain a contingent settlement provision based upon the occurrence of a change in control and are automatically convertible into Class A common shares upon a Qualifying IPO.

          The two share purchase warrants with a carrying amount of $1,436,304 at December 31, 2011 (December 31, 2010 - $230,837) expire at different times. One share purchase warrant expires at the earlier of March 13, 2016, the fifth anniversary of the closing of an IPO, or pursuant to the

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

19. Financial Instruments (Continued)

Company being acquired. The other share purchase warrant expires at the earlier of June 30, 2019 or the second anniversary of an IPO.

Currency Risk

          The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of the Company's business transactions denominated in currencies other than the Canadian dollar, primarily cash and cash equivalents, trade and other receivables, trade and other payables and long-term debt denominated in US dollars. The Company has not used derivative financial instruments to reduce its foreign exchange exposure and management does not believe the Company's exposure to currency risk to be significant.

          Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statement of comprehensive operations to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at the consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive operations. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar-denominated obligations.

          The following table presents the Company's significant item exposures to currency risk:

	2010	2011
	USD	USD
Cash and cash equivalents	$1,153,332	$1,147,573
Trade and other receivables	478,415	666,715
Deposit and other assets	1,100,000	3,000,000
Trade and other payables	(471,717)	(1,301,204)
Long-term debt	(2,028,547)	(3,000,000)

          Based on the Company's foreign currency exposures to the US dollar, varying the US dollar exchange rate to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $26,000 at December 31, 2011 (December 31, 2010 - $12,000) assuming that all other variables remained constant.

          An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the amount shown above, assuming that all other variables remained constant.

Interest Rate Risk

          Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company does not use derivative

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

19. Financial Instruments (Continued)

financial instruments to reduce its interest rate exposure and management does not believe the Company's exposure to interest rate risk to be significant, as the Company's obligations, which are fixed rate in nature, are measured at amortized cost.

20. Capital Management

          The Company's objective in managing its capital is to ensure a sufficient liquidity position to finance its operating expenses, research and development activities, administrative expenses, working capital and capital expenditures, to maximize the preservation of capital and to deliver competitive returns on invested capital.

          To fund its activities, the Company has relied on private placements of its common and preferred shares and on shares of subsidiaries and on shares of subsidiaries, government financial assistance, investment tax credits and long-term debt. Refer to note 2 (b) Basis of Measurement.

          The Company is reliant on various sources of governmental financial support to partially fund current projects. Governmental programs or contracts are often partially funded at the outset and additional funds may become committed only as appropriations are reauthorized in the annual budgeting process. In addition, such government funding is generally subject to termination in the event that the Company fails to satisfy obligations under the funding agreement.

          The capital management objectives have not changed for the reporting periods presented. The Company defines capital to include shareholders' equity, as well as certain financial liabilities, comprised of preferred shares, warrants, long-term debt, convertible debentures and non-controlling interest liabilities.

          The Company has a cash and investment management policy, the purpose of which is to provide guidance on investing excess cash balances, establishing investment goals and objectives, providing guidance and limitations to investment activities and defining and assigning responsibilities.

          Currently, the Company's general policy on dividends is to retain funds to finance the Company's growth.

21. Determination of Fair Values

          The Company has determined that the carrying amounts of its short-term financial assets and liabilities approximate their fair value because of the relatively short period to maturity of the instruments. The fair value of the preferred shares was approximately $290 million as at December 31, 2011. The carrying amounts of long-term debt and other liability approximates their fair values at December 31, 2011.

22. Commitments

          (a)     The Company has entered into long-term leases expiring up to August 31, 2015 for the rental of premises. During the year ended December 31, 2011, $552,000 (2010 - $273,000; 2009 - $230,000) was recognized as an expense in respect of operating leases, and was included

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

22. Commitments (Continued)

in operating and administrative expenses. The minimum payments required under the terms of the non-cancellable lease are as follows:

	2010	2011
Less than one year	$494,000	$445,000
Between one and five years	1,230,000	789,000
More than five years	—	—

	$1,724,000	$1,234,000

          (b)     In 2008, the Company entered into an agreement with the City of Edmonton providing for the development and operation of a "waste to alcohols" production facility (the "Edmonton facility"). The City of Edmonton will provide the Edmonton facility with 100,000 metric tons per year of sorted municipal solid waste ("MSW") over a 25-year period. The Edmonton facility has guaranteed the acceptance of a minimum volume of MSW and, as such, the Edmonton facility must maintain the appropriate capacity for storage and processing of MSW. At December 31, 2011, the Company is committed to $27.7 million (December 31, 2010 - $26.7 million) of costs with respect to this project, $19.2 million (December 31, 2010 - $5.7 million) has been incurred on this project and $6.6 million (December 31, 2010 - $6.6 million) has been received from the City of Edmonton.

          (c)     On December 7, 2009, Enerkem Corporation, a wholly-owned subsidiary of Enerkem Inc., was selected by the U.S. Department of Energy ("DOE") to receive US$50 million financial assistance for the construction and operation of its waste-to-biofuels facility to be located in Pontotoc, Mississippi. The financial contribution of the DOE remains subject to the Company complying with various customary conditions and conventions, including completing the project level financing for the development of the facility. Enerkem Corporation is to build and operate a 300 ton-per-day biorefinery, which will produce 10 million gallons of ethanol annually, from sorted MSW and wooden residues. At December 31, 2011, US$3.8 million (December 31, 2010 - US$1.9 million) has been incurred on this project and US$3.1 million (December 31, 2010 - US$1.4 million) has been received from DOE. The Company currently has an option to lease 20 acres of land from the Three Rivers Solid Waste Management Authority for an initial term of 20 years, with two renewal periods of 10 years each. The Company also has an option to purchase an adjacent 12-acre land parcel from the Three Rivers Solid Waste Management Authority. The options expire on March 31, 2012.

          In addition, the Company has entered into agreements with third parties for work related to the construction of equipment required for the delivery of electric power to the Pontotoc facility. These agreements required the Company to make monetary deposits in order to fund the initial construction costs. These deposits will be fully reimbursed by the third parties based on certain conditions in the agreements over an expected maximum period of 6 years. If the project is cancelled, the deposits will be reimbursed to the Company, less any applicable costs already incurred by the third parties on the project. As of December 31, 2011, $3.1 million of long-term deposits (US$3.0 million) were made of which an initial $1.1 million (US$1.1 million) was made in December 2010. The classification of this amount has been revised, as of December 31, 2010, from property, plant and equipment to long-term deposits, consistent with the presentation in the consolidated statement of financial position as of December 31, 2011.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

23. Contingent Liabilities

(a) Guarantees

          The Company indemnifies its directors, officers and other individuals who have acted at the Company's request as a director or officer of the Company, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or legal limitation period. The nature of the indemnification prevents the Company from making a reasonable estimate of the maximum potential amount the Company could pay to the guaranteed party. The Company has purchased directors' and officers' liability insurance. The Company has not recognized a liability in its consolidated statement of financial position with respect to these indemnifications, since the Company has received no indemnification claims in any of the periods included in these accompanying financial statements, and the Company has no expectation of significant claims arising related to existing contractual indemnification obligations.

          Further to the above, as part of the investments in Enerkem Alberta Biofuels LP (refer to note 13), the Company agreed to indemnify the investors (and their stockholders or members and their respective directors, officers and employees) for all damages incurred by them relating or arising from (i) fraud or any criminal violation of law by Enerkem Alberta Biofuels G.P. Inc. ('the general partner'), (ii) misrepresentation of a material fact, event of circumstance regarding the Edmonton plant or its business, (iii) any failure to comply or cause the partnership to comply with environmental laws, and (iv) any breach of the Limited Partnership Agreement by Enerkem Alberta Biofuels G.P. Inc. The Company has not recognized a liability in its consolidated statement of financial position with respect to these indemnifications, since the Company has received no indemnification claims since the signature of the indemnification agreements, and given the Company has no expectation of significant claims arising related to these contractual indemnification obligations.

(b) Compliance with Environmental Laws and Regulations

          The production of renewable fuels involves the emission of various airborne pollutants and the transport and production of hazardous chemicals and materials. As a result, the Company is subject to several different environmental laws and regulations. Compliance with these laws and regulations may be expensive, and the failure to comply with past, present and future laws could expose the Company to significant liabilities, which could adversely affect operating results. No provision for environmental matters has been recognized in these financial statements, as the Company has not received any claims with respect to non-compliance, and has no expectation of significant claims with respect to environmental matters.

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

24. Related Parties

          The Company has related party relationships with its wholly and partially owned subsidiaries, selected shareholders and a company under common control. Transactions with related parties are measured at the exchange amount, which is the amount established and accepted by the parties.

	2009	2010	2011
Shareholder
Operating and administrative expenses - management fees(1)	$102,638	$280,356	$309,078
Company under common control Recovery of expenses	4,590	—	—

(1)
The management fees are paid to an officer for technology consulting services at a monthly fee of $19,587, plus work-related expenses and an annual premium of up to 35% of the annual fee upon the attainment of certain milestones, and subject to a termination fee of $235,040. The agreement is for one year and is renewable annually.

          The Company has also entered into the following agreements:

(a) Supply Rights Agreement

          In January 2010, the Company entered into a supply rights agreement with a shareholder, for the supply of MSW for facilities which the Company is developing (excluding Edmonton and Pontotoc). Under the agreement, the shareholder has a right of first offer to supply MSW to the Company and will pay tipping fees for a 36-month term commencing on the first commercial sale of products from the first full-scale commercial facility or 24 months after the date of the agreement. This right of first offer is to be converted into a right of first refusal and will not apply to projects (1) outside of a mutually agreed radius of a suitable facility of the shareholder; (2) developed on landfills owned and managed by a municipality or other similar authority; or (3) developed by a third party group that owns at least 20% of the equity of such project.

(b) Management Rights Agreement

          The Company is party to a management rights agreement with certain shareholders, and with one warrant holder, which provides the holder with the right to consult with the Company's management and provide advice on significant business issues. These services are provided at no charge and will terminate upon closing of an IPO.

(c) Key Management Personnel

          The key management personnel of the Company are the President and Vice-Presidents.

          Key management personnel compensation is comprised of the following:

	2009	2010	2011
Short-term and post-employment employee benefits	$1,316,730	$1,753,429	$2,601,528
Share-based compensation	62,470	209,515	449,770
Termination benefits	—	180,000	—

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

24. Related Parties (Continued)

          Key management personnel control 1.55% of the voting shares of the Company at December 31, 2011 (December 31, 2010 - 2.05%).

(d) Cross-License Agreement

          The Company is party to a cross-license agreement with Afina Energy Inc., a related party, whereby any improvements to the intellectual property of either company is automatically licensed to the other, if those improvements relate to the recipient company's technology.

(e) Enerkem Alberta Biofuels LP

          In December 2011, Waste Management of Canada Corporation and EB Investments ULC, two affiliates of shareholders of the Company, invested respectively $7.5 million in Enerkem Alberta Biofuels LP. Refer to note 13.

25. Operating Segments

          The Company has a single operating segment. Revenue is generated mainly from customers domiciled in Canada and Europe. The Company's non-current assets are located in the following geographical locations:

	2010	2011
Canada	$33,055,195	$58,166,176
United States	1,913,668	5,512,990

26. Subsequent Events

(a) Lighthouse Capital Partners

          In February 2012, the Company drew down the remaining US$12.0 million of the US$15.0 million debt facility with Lighthouse Capital Partners VI, L.P. In connection with the drawing down, the previously issued warrant issued to Lighthouse became exercisable for an additional 46,592 Series 1 Class B preferred shares at an exercise price of $15.52 per preferred share.

(b) Forward Share Split and Amended Articles

          On February 10, 2012, and effective on this date, the Company held a special meeting of its shareholders, whereby the shareholders approved amending the articles of the Company for the purposes of effecting a forward share split of all of the Company's common and preferred shares on an 8-for-1 basis. As a result, all issued and outstanding common shares, preferred shares, warrants for common shares, warrants for preferred shares, performance warrants, options and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect this forward share split for all periods presented.

          At the special meeting of shareholders held on February 10, 2012, the shareholders also approved amending the articles of the Company as follows, the whole with effect immediately prior to the closing of the IPO:

  (a)
  to delete each of the Class B, C and D common shares as a class, each of the Class A and B preferred shares as a class, in each case effective immediately following the

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

26. Subsequent Events (Continued)

    automatic conversion of all issued and outstanding shares of each such class into Class A common shares;

  (b)
  to re-designate the Class A common shares as "common shares"; and

  (c)
  to create an unlimited number of preferred shares.

(c) IPO

          On February 3, 2012, the Company filed (i) in the United States, a registration statement and (ii) in Canada, a preliminary base prospectus, in each case relating to a proposed initial public offering of common shares. In connection with its proposed IPO, the Company expects the following transactions to occur at the time of closing the IPO or immediately following it.

  •
  In December 2011, the Company entered into an agreement with certain of its existing shareholders, subject to the closing of the IPO, to purchase all of the issued and outstanding shares of Afina Energy Inc. All of the selling shareholders of Afina Energy Inc. are also shareholders of the Company. The Company expects the closing for the acquisition of Afina Energy Inc. to occur immediately following the closing of an IPO and for the purchase price to be equal to approximately $2.5 million to be settled in a variable number of common shares of the Company equal to the purchase price, to be issued at the time of the IPO.

  •
  In February 2012, the share option plan has been amended to an equity incentive plan and the shares available for issuance will be 5,834,224 common shares, effective upon the closing of the proposed IPO. The Board of Directors approved the grant of 802,112 share options to purchase common shares. These options will be effective upon the closing of the proposed IPO and shall have an exercise price equal to the public offering price.

(d) Lease Agreement

          On February 4, 2012, the Company entered into a lease agreement for the new corporate head office of the Company. The lease commenced on February 1, 2012 and will terminate on January 31, 2017.

27. Supplemental Information — Pro forma Loss Per Share (unaudited)

          This supplemental information is unaudited, is not required in a set of financial statements prepared in accordance with IFRS and is presented for information purposes only.

          The Class A preferred shares are automatically convertible upon a Qualifying IPO into Class A common shares, on a 1-for-1 basis. The Class B preferred shares are automatically convertible upon a Qualifying IPO into Class A common shares, on a 1-for-1 basis, where the price per common share offered would be equal to or greater than $23.28 per common share. Upon a Qualifying IPO where the price per common share offered would be less than $23.28 per common share, each Series 1 Class B preferred share would be automatically convertible into a variable number of Class A common shares equal to $23.28, divided by the offering price, resulting in incremental Class A common shares being issued, compared to an offering where the price per common share offered would be equal to or greater than $23.28 per common share (see note 16).

ENERKEM INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2010 and 2011 and for each of the years
in the three-year period ended December 31, 2011
(In Canadian dollars)

27. Supplemental Information — Pro forma Loss Per Share (unaudited) (Continued)

          Pro forma basic and diluted net loss per share have been computed to give retrospective effect to the conversion of all of the outstanding preferred shares into common shares on an assumed 1-for-1 basis using the if-converted method for the year ended December 31, 2011, as if the conversion had occurred as of January 1, 2011, or the original issue date of the preferred shares, if later.

          The actual conversion of the Class B preferred shares to common shares may occur at a different ratio than the assumed 1-for-1 ratio. The conversion of the Class A preferred shares and Class B preferred shares into Class A common shares will take place immediately prior to the closing of a Qualifying IPO. If the price per common share offered upon a Qualifying IPO is less than $23.28 per common share, a non-recurring, non-cash charge of approximately $40.6 million would be recorded to the consolidated statement of comprehensive operations in the period in which the conversion takes place and more Class A common shares would be issued (see note 16). This charge is not reflected in the illustrative pro forma loss per share presented below. This charge would not impact total shareholders' equity as the resulting increase in common shares would have a corresponding increase in the deficit. Further, if the actual ratio differs from the assumed 1-to-1 ratio, the number of shares in the denominator of the pro forma calculation would increase accordingly.

          The following table details the computation of pro forma net loss per common share for the year ended December 31, 2011:

Numerator for pro forma calculation:
Net loss	$(26,174,458)
Amortization of convertible preferred shares issuance costs	1,059,294

Net loss for pro forma calculation	$(25,115,164)

Denominator for pro forma calculation:
Weighted-average common shares, basic and diluted	2,400,477
Pro forma adjustments to reflect assumed conversion of convertible preferred shares	15,382,786

Shares used in computing pro forma net loss per common share	17,783,263

Pro forma net loss per common share, basic and diluted	$(1.41)

          As explained above, the actual conversion of the Class B preferred shares to common shares may occur at a different ratio than the assumed 1-for-1 ratio. As an example, an assumed price per common share in a Qualifying IPO of $15.00 and $20.00 would increase the conversion ratio of Class B preferred shares from 1-for-1 to 1-for-1.55 and 1-for-1.16, respectively, which would decrease the pro forma net loss per common share, basic and diluted, from $(1.41) to $(1.29) and $(1.37), respectively.

          The pro forma diluted loss per share is the same as the pro forma basic loss per share because all options, convertible debentures, warrants and Class D common shares were excluded from the diluted pro forma weighted average number of common shares' calculation, as their effect would have been anti-dilutive.

          In connection with a proposed IPO, management intends to reorganize its share capital (delete the Class B, C and D common shares and re-designate Class A common shares as common shares) and purchase Afina Energy Inc. through issuance of the Company's common shares (see note 26 (b)). These transactions are not reflected in the pro forma loss per share.

Enerkem

Creating green products from waste and reducing our dependence on oil

Enerkem

               Shares

Common Shares

Prospectus

Goldman, Sachs & Co.	Credit Suisse	BMO Capital Markets

          Through and including                  , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    Indemnification of Directors and Officers

          Under the Canada Business Corporations Act, or CBCA, the registrant may indemnify its current or former directors or officers or another individual who acts or acted at the registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the registrant or other entity. The CBCA also provides that the registrant may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding. The individual shall repay the moneys if the individual does not fulfill the conditions described below.

          However, indemnification is prohibited under the CBCA unless the individual:

  •
  acted honestly and in good faith with a view to the registrant's best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the registrant's request;

  •
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and

  •
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

          The registrant's by-laws require it to indemnify each current or former director or officer who acts or acted at the registrant's request as a director or officer or in a similar capacity of the registrant or another entity at the registrant's request. The registrant will indemnify such individual against all cost, charges and expenses reasonably incurred in respect of any civil, criminal or administrative proceeding in which such individual is involved because of that association with the registrant or other entity. However, the registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the registrant's best interests or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

          The registrant's by-laws authorize it to purchase and maintain insurance for the benefit of each of its current or former directors or officers and each person who acts or acted at the registrant's request as a director or officer of another entity. The registrant has purchased director and officer liability insurance.

          The registrant has entered into indemnity agreements with its directors and certain officers which provide, among other things, that the registrant will indemnify each such individual to the fullest extent permitted by law and as permitted by the CBCA from and against all liabilities, costs, charges and expenses that he or she may incur as a result of his or her actions in the exercise of his or her duties as director or officer, provided that the registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the registrant's best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

ITEM 7.    Recent Sales of Unregistered Securities.

          The following sets forth information regarding all unregistered securities sold since January 1, 2009. The information set forth below in this Item 7 reflects the 8-for-1 forward split of our common shares described in the prospectus included in this Registration Statement.

(1)
On March 13, 2009, in connection with a $4,000,000 loan from Atel Ventures, Inc., we issued a warrant to Atel Ventures, Inc. pursuant to which it is entitled to purchase 77,456 Series 3 Class A preferred shares at an exercise price of C$5.75 per share.

(2)
On April 30, 2009, we issued C$1,818,500 in convertible debentures to each of RV V Holdings srl and BEV Holdings srl, a C$363,000 convertible debenture to BDR Capital L.P. and a C$700,000 convertible debenture to Michael Dennis, a former member of our board of directors. Such convertible debentures were accompanied by warrants which became exercisable for 15,808, 15,808, 3,152 and 6,080 Class A common shares or Class C common shares, respectively, at an exercise price of C$0.001 per share.

(3)
On July 9, 2009, in connection with a financing agreement with Dawcoelectric Inc., we issued a warrant to Serge Tousignant pursuant to which he is entitled to purchase 14,344 Class C common shares at an exercise price of C$4.38 per share.

(4)
On January 27, 2010, we issued 6,629,336 Series 4 Class A preferred shares at C$5.75 per share, for an aggregate purchase price of C$38,118,896. Concurrently with this transaction, all of the convertible debentures referred to in the paragraphs above, including an aggregate of C$11,000,000 in convertible debentures issued to RV V Holdings srl, BEV Holdings srl and BDR Capital L.P. in 2008, were converted into Series 4 Class A preferred shares and the accompanying warrants were exercised, resulting in the issuance to the debentureholders of an additional 2,926,432 Series 4 Class A preferred shares and 806,056 Class A common shares for an aggregate purchase price of C$1,008.

(5)
On July 13, 2010, we issued a performance warrant to each of Mr. V. Chornet and Dr. E. Chornet pursuant to which Mr. V. Chornet is entitled to purchase 197,000 Class A common shares and Dr. E. Chornet is entitled to purchase 86,680 Class A common shares, respectively, in each case at an exercise price of C$5.75 per share.

(6)
On April 25, 2011, we issued 3,804,472 Series 1 Class B preferred shares at C$15.52 per share for an aggregate purchase price of C$59,050,161. We issued an additional 225,496 Series 1 Class B preferred shares on July 5, 2011 for an aggregate purchase price of C$3,499,980, 64,424 Series 1 Class B preferred shares on July 8, 2011 for an aggregate purchase price of C$999,941, 193,280 Series 1 Class B preferred shares on July 11, 2011 for an aggregate purchase price of C$2,999,947 and 450,992 Series 1 Class B preferred shares on July 26, 2011 for an aggregate purchase price of C$6,999,960, in each case at C$15.52 per share.

(7)
On July 1, 2011, in connection with a $15,000,000 debt facility from Lighthouse Capital Partners VI, L.P., we issued to Lighthouse a warrant to purchase up to 93,184 Series 1 Class B preferred shares at an exercise price equal to C$15.52 per share.

(8)
From January 1, 2009 to December 31, 2011, we have granted options to employees, consultants and directors to purchase an aggregate of 1,113,592 common shares under our stock option plan at exercise prices ranging from C$0.001 to C$0.75. During this period, options to purchase 79,760 common shares were exercised with an average per share exercise price of C$0.16 for cash consideration to us in the aggregate amount of C$12,745.

          We claimed exemption from registration under the Securities Act for the sales and issuances of securities to purchasers resident in the United States in the transactions described in items above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering. We claimed such exemption on the basis that the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about us or had access, through employment or other relationships, to such information. In addition, we claimed exemption from registration under the Securities Act for the sales and issuances of securities to purchasers resident in the United States in the transactions described in paragraph 8 above by virtue of Rule 701 under the Securities Act as they were offered pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

ITEM 8.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits

          The exhibits listed on the attached Exhibit Index are filed as part of this Registration Statement.

          (b)     Financial Statement Schedules

          All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

ITEM 9.    Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada on March 2, 2012.

ENERKEM INC.
By:	/s/ VINCENT CHORNET Vincent Chornet President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ VINCENT CHORNET Vincent Chornet	President and Chief Executive Officer (principal executive officer)	March 2, 2012
/s/ PATRICE OUIMET Patrice Ouimet	Chief Financial Officer (principal financial and accounting officer)	March 2, 2012
/s/ BRUCE AITKEN* Bruce Aitken	Director	March 2, 2012
/s/ ESTEBAN CHORNET* Esteban Chornet	Director	March 2, 2012
/s/ ANTON DE VRIES* Anton de Vries	Director	March 2, 2012
/s/ LARRY A. MACDONALD* Larry A. MacDonald	Director	March 2, 2012
/s/ JOSHUA RUCH* Joshua Ruch	Director (authorized U.S. representative)	March 2, 2012

Signature		Title	Date

/s/ CARL RUSH* Carl Rush		Director	March 2, 2012
/s/ NEIL SUSLAK* Neil Suslak		Director	March 2, 2012
*By:	/s/ VINCENT CHORNET Vincent Chornet Attorney-in-Fact

EXHIBIT INDEX

          The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1#	Articles of Incorporation of Enerkem Inc., as amended.
3.1.1	Articles of Amendment of Enerkem Inc., dated February 10, 2012.
3.2*	Form of Articles of Amendment of Enerkem Inc., to be in effect upon closing of the offering.
3.3*	Form of Amended and Restated By-laws of Enerkem Inc., to be in effect upon closing of the offering.
4.1*	Form of Enerkem Inc. Common Share Certificate.
4.2#	Warrant to Purchase Series 3 Class A Preferred Shares issued to Atel Ventures, Inc., dated March 13, 2009.
4.3#	Warrant to Purchase Class C Common Shares issued to Serge Tousignant, dated July 9, 2009.
4.4#+	Performance Warrant to Purchase Class A Common Shares issued to Vincent Chornet, dated July 13, 2010.
4.5#+	Performance Warrant to Purchase Class A Common Shares issued to Esteban Chornet, dated July 13, 2010.
4.6#	Warrant to Purchase Series 1 Class B Preferred Shares issued to Lighthouse Capital Partners VI, L.P., dated July 1, 2011.
5.1#	Form of Opinion of Stikeman Elliott LLP.
10.1#	Amended and Restated Registration Rights Agreement between Enerkem Inc. and the investors listed on Schedule A thereto, dated January 27, 2010.
10.2#	First Amendment to Amended and Restated Registration Rights Agreement between Enerkem Inc. and the investors listed on Schedule A thereto, dated April 25, 2011.
10.3#	Second Amendment to Amended and Restated Registration Rights Agreement between Enerkem Inc. and the investors listed on Schedule A thereto, dated July 1, 2011.
10.4#+	Enerkem Inc. 2007 Stock Option Plan (including forms of Option Agreement and Exercise Notice).
10.5#+	Amendment #1 to Enerkem Inc. 2007 Stock Option Plan.
10.6+*	Enerkem Inc. Equity Incentive Plan
10.7#+	Form of Indemnity Agreement to be entered into with each director and executive officer of Enerkem Inc.
10.8#+	Amended and Restated Employment Agreement between Enerkem Inc. and Vincent Chornet, effective January 27, 2010.
10.9#+	Employment Agreement between Enerkem Inc. and Patrice Ouimet, dated February 5, 2010.
10.10#+	Amendment #1 to Employment Agreement between Enerkem Inc. and Patrice Ouimet, dated February 1, 2012.

Exhibit No.	Description of Exhibit
10.11#+	Employment Agreement between Enerkem Corporation and Dirk Andreas, dated October 1, 2010.
10.12#+	Amended and Restated Employment Agreement between Enerkem Inc. and Jocelyn Auger, effective August 23, 2011.
10.13#+	Amended and Restated Consulting Agreement among Enerkem Inc., Sometimes Capital Inc. and Esteban Chornet, effective January 27, 2010.
10.14#+	Employment Agreement between Enerkem Corporation and James A. Conner, dated November 1, 2011.
10.15#	Agreement of Net Lease for Office Premises between Canadian Property Holdings (1010 Sherbrooke) Inc. and Enerkem Inc., dated September 1, 2010.
10.16#	Amendment of Lease for Additional Premises between Canadian Property Holdings (1010 Sherbrooke) Inc. and Enerkem Inc., dated January 28, 2011.
10.17#	Offer to Lease between Enerkem Inc. and Administration Onze Trente Sherbrooke Inc., dated January 4, 2012.
10.18#	Lease between Enerkem GreenField Alberta Biofuels LP and The City of Edmonton, dated March 31, 2010.
10.19#	Lease Agreement between Les Investissements René St-Pierre Ltée and Enerkem Inc., dated November 1, 2010.
10.20#	Loan Agreement No. 2061 between Lighthouse Capital Partners VI, L.P., Enerkem Inc. and Enerkem Corporation, dated July 1, 2011.
10.20.1	Amendment No. 1 to Loan Agreement No. 2061 between Lighthouse Capital Partners VI, L.P., Enerkem Inc. and Enerkem Corporation, dated September 27, 2011.
10.21#†	Biofuels Facility Operating Agreement between The City of Edmonton and Enerkem GreenField Alberta Biofuels LP, effective May 20, 2009.
10.22#†	First Amendment to Biofuels Facility Operating Agreement between The City of Edmonton and Enerkem Alberta Biofuels LP, effective November 19, 2010.
10.23#†	Second Amendment to Biofuels Facility Agreement between The City of Edmonton and Enerkem Alberta Biofuels LP, effective August 11, 2011.
10.24#†	Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, effective December 28, 2009.
10.25#†	Modification No. 001 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated March 26, 2010.
10.26#†	Modification No. 002 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated June 1, 2010.
10.27#†	Modification No. 003 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated September 17, 2010.
10.28#†	Modification No. 004 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated March 11, 2011.
10.29#†	Modification No. 005 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated July 29, 2011.
10.30#†	Modification No. 006 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated September 20, 2011.

Exhibit No.	Description of Exhibit
10.31#†	Modification No. 007 to Assistance Agreement between Enerkem Corporation and U.S. Department of Energy, dated March 26, 2010.
10.32#†	Limited Partnership Agreement of Varennes Cellulosic Ethanol LP among 7037163 Canada Inc., Enerkem Inc. and GreenField Advanced Biofuels Inc., dated September 19, 2008.
10.33#†	Development Rights Agreement between Enerkem Inc. and GreenField Ethanol Inc., dated September 19, 2008.
10.34#	Amendment to Development Rights Agreement between Enerkem Inc. and GreenField Ethanol Inc., dated April 30, 2009.
10.35#	Extension of Development Rights Agreement between Enerkem Inc. and GreenField Ethanol Inc., dated December 21, 2011.
10.36#†	Supply Rights Agreement between Enerkem Inc. and Waste Management National Services, Inc., dated January 27, 2010.
10.37#†
Amended and Restated Limited Partnership Agreement of Enerkem Alberta Biofuels LP among Enerkem Alberta Biofuels G.P. Inc., Enerkem Inc., Waste Management of Canada Corporation and EB Investments ULC, dated December 7, 2011.
16.1#	Letter re change in independent auditor.
21.1#	List of subsidiaries.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Stikeman Elliott LLP (included in Exhibit 5.1).
24.1#	Power of Attorney.

#
Previously filed.

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested for portions of this exhibit. These portions will be omitted from the Registration Statement and have been filed separately with the U.S. Securities and Exchange Commission.